

2024 ANNUAL REPORT and 2025 PROXY STATEMENT



2 Tower Place, Suite 2000
South San Francisco, California 94080
(650) 266-6000

April 30, 2025

Dear Stockholders:

Date:
Wednesday, June 18, 2025

Time:
8:30 a.m., Pacific Time

Place:
Online at
www.virtualshareholder
meeting.com/LAB2025

You are cordially invited to attend the 2025 annual meeting of stockholders of Standard BioTools Inc. (the "Annual Meeting") to be held exclusively online via live webcast on Wednesday, June 18, 2025, at 8:30 a.m., Pacific Time. The meeting can be accessed by visiting at www.virtualshareholdermeeting.com/LAB2025, where you will be able to listen to the meeting live, submit questions, and vote online. We believe that a virtual stockholder meeting provides greater access to those who may want to attend. This approach also aligns with our broader sustainability and cost-savings goals.

Details regarding the meeting, the business to be conducted at the meeting, and information about Standard BioTools Inc. that you should consider when you vote your shares are described in the accompanying proxy statement.

At the Annual Meeting, two persons will be elected to our board of directors. In addition, we will ask stockholders to:

- approve, on an advisory basis, the compensation of our named executive officers as disclosed in this proxy statement,
- ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2025, and
- approve an amendment to our Amended and Restated 2011 Equity Incentive Plan, as amended, to increase the number of shares of common stock available for issuance thereunder by 17,400,000 shares.

Our board of directors recommends the approval of each of the proposals. Such other business will be transacted as may properly come before the Annual Meeting.

Under Securities and Exchange Commission rules that allow companies to furnish proxy materials to stockholders over the Internet, we have elected to deliver our proxy materials to the majority of our stockholders over the Internet. This delivery process allows us to provide stockholders with the information they need, while at the same time conserving natural resources and lowering the cost of delivery. On or about May 5, 2025 we intend to begin sending to our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access our proxy statement for our Annual Meeting and our 2024 annual report to stockholders. The Notice also provides instructions on how to vote online or by telephone, how to access the virtual Annual Meeting, and how to receive a paper copy of the proxy materials by mail.

We hope you will be able to attend the Annual Meeting. Whether or not you plan to attend the Annual Meeting, we hope you will vote promptly. Information about voting methods is set forth in the accompanying proxy statement.

Thank you for your continued support of Standard BioTools Inc. We look forward to seeing you at the Annual Meeting. If you have any questions or require any assistance with voting your shares, please call the Company's proxy solicitor:

ALLIANCE ADVISORS LLC
Stockholders, banks, and brokers may call 844-202-5849 (toll-free from the U.S. and Canada) or
+1-209-637-2994 (from other countries)

Sincerely,

Michael Egholm

Michael Egholm, Ph.D.
President & Chief Executive Officer

NOTE ABOUT FORWARD-LOOKING STATEMENTS

This proxy statement and the accompanying materials contain forward-looking statements. All statements contained herein other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words "believe," "could," "seeks," "may," "plan," "potential," "predicts," "projects," "should," "will," "estimate," "continue," "anticipate," "intend," "expect," and similar expressions and the negatives of those terms are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible future assumed future cash flow, sources of revenue and results of operations, costs of product revenue and product margin, operating and other expenses, business strategies, financing plans, expansions of our business, investments to expand our customer base, plans for our products, competitive position, industry environment, potential growth opportunities, market growth expectations, the effects of competition, cost structure optimization and acceleration of growth. Forward-looking statements are subject to numerous risks and uncertainties that could cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that could materially affect our future results, performance, or achievements include but not limited to, risks that the anticipated benefits of our merger and acquisition activity or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; risks that we may not realize expected cost savings from our restructuring, including the anticipated decrease in operational expenses, at the levels we expect; possible restructuring and transition-related disruption, including through the loss of customers, suppliers, and employees and adverse impacts on our development activities and results of operation; restructuring activities, including our subleasing plans, customer and employee relations, management distraction, and reduced operating performance; risks that internal and external costs required for ongoing and planned activities may be higher than expected, which may cause us to use cash more quickly than we expect or change or curtail some of our plans, or both; risks that our expectations as to expenses, cash usage, and cash needs may prove not to be correct for other reasons such as changes in plans or actual events being different than our assumptions; changes in our business or external market conditions; challenges inherent in developing, manufacturing, launching, marketing, and selling new products; interruptions or delays in the supply of components or materials for, or manufacturing of, our products; reliance on sales of capital equipment for a significant proportion of revenues in each quarter; seasonal variations in customer operations; unanticipated increases in costs or expenses; continued or sustained budgetary, inflationary, or recessionary pressures; anticipated National Institutes of Health funding pressures; the expected effect from U.S. export controls and tariffs; uncertainties in contractual relationships; reductions in research and development spending or changes in budget priorities by customers; uncertainties relating to our research and development activities, and distribution plans and capabilities; potential product performance and quality issues; risks associated with international operations; intellectual property risks; and competition. In addition, investors in Standard BioTools should review the more detailed discussions of additional risks and uncertainties and other information affecting our business described under the caption "Risk Factors" in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 10, 2025 and in our subsequent Quarterly Reports on Form 10-Q.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.





2 Tower Place, Suite 2000
South San Francisco, California 94080
(650) 266-6000

STANDARD BIOTOOLS™

Notice of 2025 Annual Meeting of Stockholders

Date
Wednesday, June 18, 2025

Time
8:30 a.m., Pacific Time

Place
Online at www.virtualshareholdermeeting.com/LAB2025

There is no physical location for the Annual Meeting.

VOTING

Your vote is very important. Whether or not you plan to attend the Annual Meeting, we encourage you to read the proxy statement accompanying this notice and submit your proxy or voting instructions as soon as possible. For specific instructions on how to vote your shares, please refer to the instructions in the section entitled "General Information" beginning on page 1 of the proxy statement accompanying this notice.

Items of Business



1	To vote to elect two nominees as Class III Directors, each to a term expiring at our 2028 annual meeting of stockholders and to hold office until his or her successor is duly elected and qualified.
2	To approve, on an advisory basis, the compensation of our named executive officers as disclosed in this proxy statement.
3	To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2025.
4	To approve an amendment to our Amended and Restated 2011 Equity Incentive Plan, as amended, to increase the number of shares of common stock available for issuance thereunder by 17,400,000 shares.







Adjournments and Postponements
Any action on the items of business described above may be considered at the Annual Meeting at the time and on the date specified above or at any time and date to which the Annual Meeting may be properly adjourned or postponed.

Record Date
You are entitled to vote only if you were a Standard BioTools stockholder of record as of the close of business on the record date, April 25, 2025 (the "Record Date"). Only holders of record of Standard BioTools common stock on the Record Date are entitled to notice of and to vote at the Annual Meeting.

Meeting Admission
You are entitled to attend the virtual Annual Meeting only if you were a Standard BioTools stockholder as of the close of business on the Record Date or otherwise hold a valid proxy for the Annual Meeting. If you are not a stockholder of record but hold shares through a broker, bank, trustee, or nominee (i.e., in "street name"), you should contact your broker, bank, trustee or nominee to obtain a legal proxy or broker's proxy card in order to vote.

Participation in Annual Meeting
We are pleased to invite you to participate in our Annual Meeting, which will be conducted exclusively online at www.virtualshareholdermeeting.com/LAB2025. Please see "Important Information About the Annual Meeting" for additional information.

The Annual Meeting will begin promptly at 8:30 a.m. Pacific Time. The virtual meeting room will open at 7:45 a.m. Pacific Time for check-in.

Annual Report
You may access our Annual Report on Form 10-K for the year ended December 31, 2024 (the "2024 Annual Report") and our proxy solicitation materials by visiting www.proxyvote.com. Our 2024 Annual Report is not a part of the proxy solicitation materials.



Proxy Statement for the Standard Biotools Inc. Annual Meeting of Stockholders to be Held on June 18, 2025

This proxy statement, along with the accompanying Notice of 2025 Annual Meeting of Stockholders, contains information about the Annual Meeting, including any adjournments or postponements of the Annual Meeting. We are holding the Annual Meeting at 8:30 a.m., Pacific Time, on Wednesday, June 18, 2025. The Annual Meeting will be conducted solely via live audio webcast on the Internet. You will be able to attend the Annual Meeting by visiting www.virtualshareholdermeeting.com/LAB2025. You will not be able to attend the Annual Meeting in person.

This proxy statement relates to the solicitation of proxies by our board of directors for use at the Annual Meeting.

On or about May 5, 2025, we intend to begin mailing this proxy statement, the Notice of 2025 Annual Meeting of Stockholders and the enclosed proxy card to all stockholders entitled to vote at our Annual Meeting. Although not part of this proxy statement, we are also sending, along with this proxy statement, our 2024 Annual Report, which includes our financial statements for the fiscal year ended December 31, 2024.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on June 18, 2025

This proxy statement, the Notice of 2025 Annual Meeting of Stockholders, our form of proxy card and our 2024 Annual Report are available for viewing, printing, and downloading at www.proxyvote.com. To view these materials please have your control number(s) available that appears on your proxy card. On this website, you can also elect to receive future distributions of our proxy statements and annual reports to stockholders by electronic delivery.

Additionally, you can find a copy of our Annual Report on Form 10-K, which includes our financial statements for the fiscal year ended December 31, 2024, on the website of the Securities and Exchange Commission (the "SEC") at www.sec.gov, or in the "Latest Reports" section of the "Investors" section of our website at https://investors.StandardBio.com. You may also obtain a printed copy of our Annual Report on Form 10-K, including our financial statements, free of charge, from us by sending a written request to: Standard BioTools Inc., Attn: Investor Relations, 2 Tower Place, Suite 2000, South San Francisco, California 94080. Exhibits will be provided upon written request and payment of an appropriate processing fee.

Important Information About the Annual Meeting

Our Annual Meeting will be conducted online only, via live webcast. We intend to continue to ensure that our stockholders are afforded the same rights and opportunities to participate virtually as they would at an in-person meeting. Instructions on how to attend the Annual Meeting are posted at www.virtualshareholdermeeting.com/LAB2025.

You may log in to the meeting platform beginning at 7:45 a.m. Pacific Time on Wednesday, June 18, 2025. The meeting will begin promptly at 8:30 a.m. Pacific Time.

You will need the 16-digit control number provided in your proxy materials to attend the Annual Meeting at www.virtualshareholdermeeting.com/LAB2025. Stockholders of record and beneficial owners as of the close of business on the Record Date, April 25, 2025, may vote their shares electronically during the Annual Meeting.

If you encounter any difficulties accessing or asking questions during the Annual Meeting, a support line will be available on the login page of the virtual meeting website.



Table of Contents

PROXY STATEMENT FOR THE 2025 ANNUAL MEETING OF STOCKHOLDERS
to be held on Wednesday, June 18, 2025

General Information

In this proxy statement: the terms "we," "our," "Standard BioTools," and the "Company" each refer to Standard BioTools Inc.; and the term "Board" means our board of directors. This proxy statement and the accompanying proxy card are furnished in connection with the solicitation by our Board of proxies to be voted at our 2025 annual meeting of stockholders, which will take place virtually on Wednesday, June 18, 2025 at 8:30 a.m., Pacific Time, on the Internet at www.virtualshareholdermeeting.com/LAB2025, and any postponements or adjournments thereof (the "Annual Meeting").

The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this proxy statement. You should read this entire proxy statement carefully. Information contained on or accessible through our website is not intended to be incorporated by reference into this proxy statement and references to our website in this proxy statement are intended to be inactive textual references only.

1. Why is the Company soliciting my proxy?

Our Board is soliciting your proxy to vote at the Annual Meeting and any postponements or adjournments thereof. This proxy statement, along with the accompanying Notice of 2025 Annual Meeting of Stockholders, summarizes the purposes of the Annual Meeting and the information you need to know to vote at the Annual Meeting. Proxies will be solicited on behalf of the Board by the Company's directors and executive officers.

2. What information is contained in this proxy statement?

The information in this proxy statement relates to the proposals to be voted on at the Annual Meeting, the voting process, the compensation of our directors and most highly paid executive officers, our corporate governance policies, information on our Board, and certain other required information.

3. What items of business will be voted on at the Annual Meeting?

The items of business scheduled to be voted on at the Annual Meeting are as follows:

Company Proposals

- To vote to elect the two nominees as Class III Directors, each to a term expiring at our 2028 annual meeting of stockholders and to hold office until his or her successor is duly elected and qualified;

- To approve, on an advisory basis, the compensation of our named executive officers as disclosed in this proxy statement;

- To ratify the appointment of PricewaterhouseCoopers LLP ("PwC") as our independent registered public accounting firm for the year ending December 31, 2025; and

- To approve an amendment to our Amended and Restated 2011 Equity Incentive Plan, as amended (the "2011 Plan"), to increase the number of shares of common stock available for issuance thereunder by 17,400,000 shares.

We will also transact any other business that properly comes before the Annual Meeting.

4. How does the Board recommend that I vote?

Our Board recommends that you vote your shares:

- "FOR" the election of each of our Board's nominees, **Kathy Hibbs and Frank Witney, Ph.D.**, as Class III Directors;
- "FOR" the approval, on an advisory basis, of the compensation of our named executive officers as disclosed in this proxy statement;
- "FOR" the ratification of the appointment of PwC as our independent registered public accounting firm for the year ending December 31, 2025; and
- "FOR" the approval of an amendment to our 2011 Plan to increase the number of shares of common stock available for issuance thereunder by 17,400,000 shares.

5. What is a proxy?

A proxy is your legal designation of another person to vote the stock you own, in the event that you are unable to cast your vote directly at the meeting. The person you designate is your "proxy," and you give the proxy authority to vote your shares at the meeting—according to your instructions—by submitting your voting instructions online, by telephone, or via a physical proxy card. We have designated our President and Chief Executive Officer ("CEO"), Michael Egholm, Ph.D., and our Chief Financial Officer, Alex Kim, to serve as proxies for the Annual Meeting.

6. What shares can I vote?

Each share of our common stock issued and outstanding as of the close of business on April 25, 2025, the record date (the "Record Date") for our Annual Meeting, is entitled to vote on all items being considered at the Annual Meeting. You may vote all shares owned by you as of the Record Date, including (i) shares held directly in your name as the stockholder of record and (ii) shares you own through an account with a broker, bank, trustee, or other intermediary, sometimes referred to as owning in "street name." As of the close of business on the Record Date, we had 379,822,268 shares of common stock outstanding and entitled to vote. Our common stock is our only class of voting stock outstanding.

7. How many votes am I entitled to per share?

For all matters described in this proxy statement for which your vote is being solicited, each holder of shares of common stock is entitled to one vote for each share of common stock held by such holder as of the Record Date.

8. What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Many stockholders beneficially own shares held in "street name" by a broker, bank, trustee, or other nominee rather than holding the shares directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

- *Stockholder of Record.* If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are considered the stockholder of record with respect to those shares, and the proxy materials were sent directly to you by our mailing agent. As the stockholder of record, you have the right to grant your voting proxy directly to our designated proxies or to vote at the Annual Meeting. You may vote online or by telephone or mail as described below under the heading "How can I vote my shares without attending the Annual Meeting?" and by following the instructions on your proxy card.

- *Beneficial Owner.* If your shares are held in a brokerage account or by another intermediary, you are considered the beneficial owner of shares held in street name, and the proxy materials were forwarded to you by your broker, bank, trustee, or other nominee. As the beneficial owner, you have the right to direct your broker, bank, trustee, or other nominee how to vote your shares, and you are also invited to attend the Annual Meeting. Since a beneficial owner is not the stockholder of record, you may not vote your shares at the Annual Meeting unless you obtain a "legal proxy" from the broker, bank, trustee, or nominee that holds your shares giving you the right to vote the shares at the Annual Meeting. If you are a beneficial owner and do not wish to vote the Annual Meeting or you will not be attending the Annual Meeting, you may vote by following the instructions provided by your broker, bank, trustee, or other nominee.

9. How can I contact the Company's transfer agent?

Contact our transfer agent by writing Computershare Trust Company, N.A., 150 Royall St., Suite 101, Canton, MA 02021. You may also contact our transfer agent by calling (877) 373-6374 or via its Investor Center at https://www-us.computershare.com/Investor/Contact.

10. How can I attend the Annual Meeting?

The Annual Meeting will be a completely virtual meeting of stockholders, which will be conducted exclusively online via live webcast. You are entitled to attend and participate in the Annual Meeting only if you were a stockholder as of the close of business on the Record Date, or if you hold a valid proxy for the Annual Meeting.

If you are not a stockholder of record but beneficially own shares held in street name, you should contact your broker, bank, trustee, or nominee to obtain a legal proxy or broker's proxy card in order to vote.

If you do not comply with the procedures outlined above, you may not be admitted to the virtual Annual Meeting.

Please let us know if you plan to attend the meeting by indicating your plans when prompted if you vote online or by telephone, or by marking the appropriate box on your proxy card if you vote by mail.

You will be able to attend the Annual Meeting online and submit your questions during the meeting by visiting www.virtualshareholdermeeting.com/LAB2025. You also will be able to vote your shares by attending the Annual Meeting online. To participate in the Annual Meeting, you will need the 16-digit control number included on your Notice, on your proxy card (if you requested printed materials), or on the instructions that accompanied your proxy materials. Stockholders who wish to submit a question to us prior to the Annual Meeting may do so at www.proxyvote.com before 8:59 p.m. Pacific Time on Tuesday, June 17, 2025. Stockholders will need the 16-digit control number to submit a question. The online meeting will begin promptly at 8:30 a.m. Pacific Time on Wednesday, June 18, 2025. We encourage you to access the meeting prior to the start time. Online check-in will begin at 7:45 a.m. Pacific Time, and you should allow sufficient time for the check-in procedures.

11. What if during the check-in time or during the meeting I have technical difficulties or trouble accessing the virtual meeting website?

If we experience technical difficulties during the meeting (e.g., a temporary or prolonged power outage), we will determine whether the meeting can be promptly reconvened (if the technical difficulty is temporary) or whether the meeting will need to be reconvened on a later day (if the technical difficulty is more prolonged). In any situation, we will promptly notify stockholders of the decision via www.virtualshareholdermeeting.com/LAB2025. If you encounter technical difficulties accessing our meeting or asking questions during the meeting, a support line will be available on the login page of the virtual meeting website.

12. Why are you holding a virtual meeting instead of a physical meeting?

We have held virtual meetings in the past and we may continue to host our annual meetings virtually in the future. We intend to continue to ensure that our stockholders are afforded the same rights and opportunities to participate virtually as they would at an in-person meeting. We believe the virtual format makes it easier for stockholders to attend, and participate fully and equally in, the Annual Meeting. Our virtual meeting format helps us engage with all stockholders, saves our and our stockholders' time and money, and reduces our environmental impact.

13. How can I vote my shares?

If you are a stockholder of record as of the Record Date, you may:

- Vote via the Virtual Meeting Website—stockholders can attend the Annual Meeting by visiting www.virtualshareholdermeeting.com/LAB2025 where stockholders may vote and submit questions during the meeting. The meeting starts at 8:30 a.m. Pacific Time on Wednesday, June 18, 2025. Please have your 16-digit control number to join the Annual Meeting. Instructions on how to attend and participate via the internet are posted at www.proxyvote.com;

- Vote by Telephone or Through the Internet—in order to do so, please follow the instructions shown on the Notice or your proxy card; or

- Vote by Mail—if you request or receive a paper proxy card and voting instructions by mail, simply complete, sign, and date the enclosed proxy card and promptly return it in the envelope provided or, if the envelope is missing, please mail your completed proxy card to Vote Processing, c/o Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, New York 11717. Your signed and dated proxy card must be received prior to the Annual Meeting in order to be voted.

Submitting your proxy, whether by telephone, through the Internet, or by mail, will not affect your right to vote should you decide to attend the Annual Meeting. If you are not the stockholder of record, please refer to the voting instructions provided by your nominee to direct your nominee on how to vote your shares. Your vote is important. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure that your vote is counted.

All proxies will be voted in accordance with the instructions specified. If you sign a physical proxy card and return it without instructions as to how your shares should be voted on a particular proposal at the Annual Meeting, your shares will be voted in accordance with the recommendations of our Board stated above.

If you do not vote and you hold your shares in street name, and your broker does not have discretionary power to vote your shares, your shares may constitute "broker non-votes" (as described below) and will have no effect on the approval of the proposals.

14. What if I receive more than one notice or proxy card?

You may receive more than one proxy card if you hold shares of our common stock in more than one account, which may be in registered form or held in street name. Please vote in the manner described above under "How can I vote my shares?" for each account to ensure that all of your shares are voted.

15. Can stockholders ask questions during the Annual Meeting?

Yes. If you wish to submit a question during the Annual Meeting, log into the virtual meeting platform at www.virtualshareholdermeeting.com/LAB2025, type your question into the "Ask a Question" field, and click "Submit." If your question is properly submitted during the relevant portion of the meeting agenda, we will respond to your question during the live webcast, subject to time constraints. Our rules of conduct and procedure for the meeting generally provide that: We limit each stockholder to one question so that we can answer questions from as many stockholders as possible. Questions should be succinct and cover only one topic per question. Questions from multiple stockholders on the same topic or that are otherwise related may be grouped, summarized, and answered together to avoid repetition. In addition, questions may be edited for brevity and grammatical corrections. We reserve the right to exclude questions that are, among other things, irrelevant to the business of the Annual Meeting, irrelevant to our business, related to material non-public information of the company, derogatory or in bad taste, in furtherance of the stockholder's personal or business interests, related to pending or threatened litigation; repetitious or already made by another stockholder, related to personal matters or grievances, or out of order or otherwise not suitable for the conduct of the Annual Meeting (as determined by the Chairperson of our Board or our Corporate Secretary in their reasonable discretion). A webcast replay of the Annual Meeting, including the Q&A session, will be available for 90 days following the Annual Meeting at www.virtualshareholdermeeting.com/LAB2025.

If there are matters of individual concern to a stockholder (rather than of general concern to all stockholders), or if we are not able to answer all the questions posed, stockholders may contact us separately after the meeting through our Investor Relations department by email at investors@standardbio.com.

16. How can I vote my shares without attending the virtual Annual Meeting?

By Telephone or via the Internet

If you are a stockholder of record on the Record Date, you may vote by following the telephone or Internet voting instructions on your Notice. If you are a beneficial owner of shares, your broker, bank, trustee, or other nominee may make telephone or Internet voting available to you. The availability of telephone and Internet voting for beneficial owners will depend on the voting processes of your broker, bank, trustee, or other nominee. Therefore, we recommend that you follow the voting instructions in the materials you receive from your broker, bank, trustee, or other nominee and instruct your broker, bank, trustee, or other nominee to vote your shares using the enclosed proxy card.

By Mail

If you are a stockholder of record, complete, sign and date the enclosed proxy card and return it in the return envelope provided (which is postage prepaid if mailed in the United States). If the prepaid envelope is missing, please mail your completed proxy card to Vote Processing, c/o Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, NY 11717.

If you are a stockholder of record and you return your signed proxy card but do not indicate your voting preferences, the persons named in the proxy card as proxy holders—Michael Egholm, Ph.D. and Alex Kim—will vote the shares represented by your proxy card as recommended by our Board and in their discretion on any other matters as may properly come before the Annual Meeting.

If you are a beneficial owner of shares and you received a printed copy of the proxy materials from your broker, bank, trustee, or other nominee, we recommend that you follow the voting instructions in the materials you receive from your broker, bank, trustee, or other nominee and instruct your broker, bank, trustee, or other nominee to vote your shares using the enclosed proxy card.

You may attend the Annual Meeting even if you have already voted by proxy.

17. Can I change my vote or revoke my proxy?

You may change your vote at any time prior to the taking of the vote at the Annual Meeting. If you are the stockholder of record, you may change your vote by (i) granting a new proxy bearing a later date (which automatically revokes the earlier proxy) using any of the methods described above (and until the applicable deadline for each method), (ii) providing a written notice of revocation to our Corporate Secretary at Standard BioTools Inc., 2 Tower Place, Suite 2000, South San Francisco, California 94080, Attn: Corporate Secretary, prior to your shares being voted, or (iii) attending the Annual Meeting and voting at the meeting. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee, or nominee following the instructions they provided or, if you have obtained a legal proxy from your broker, bank, trustee, or nominee giving you the right to vote your shares, by attending the Annual Meeting and voting at the meeting.

18. Is there a list of stockholders entitled to vote at the Annual Meeting?

The names of stockholders of record entitled to vote at the Annual Meeting will be available for examination on the Internet through the virtual web conference during the Annual Meeting and from our Corporate Secretary for ten (10) days prior to the meeting for any purpose germane to the meeting, between the hours of 9:00 a.m. and 4:30 p.m., at our corporate headquarters at 2 Tower Place, Suite 2000, South San Francisco, California 94080.

19. Is my vote confidential?

Proxy instructions, ballots, and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within the Company or to third parties, except as necessary to meet applicable legal requirements, to allow for the tabulation of votes and certification of the vote, or to facilitate a successful proxy solicitation.

20. How many shares must be present or represented to conduct business at the Annual Meeting?

As of the Record Date, there were 379,822,268 shares of our common stock outstanding and entitled to vote. Each holder of our common stock is entitled to one vote for each share of common stock held as of the Record Date. A quorum will be present at the Annual Meeting if the holders of a majority of the shares of our capital stock issued and outstanding and entitled to vote as of the Record Date are present at the Annual Meeting or represented by proxy. Abstentions are counted as present and entitled to vote for purposes of determining a quorum. A "broker non-vote" occurs when a broker, bank, trustee, or other nominee holding shares for a beneficial owner does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received voting instructions from the beneficial owner. Broker non-votes are counted as present and entitled to vote for purposes of determining a quorum. If there is no quorum, the Chairperson of the meeting or the holders of a majority of the stock issued and outstanding present at the Annual Meeting may adjourn the meeting to another date.

21. What is the voting requirement to approve each of the proposals?

Proposal		Vote Required	Discretionary Voting Allowed?
1	Election of Class III Directors	A plurality of the voting power of the shares present or represented by proxy at the meeting and entitled to vote on the election of directors	No
2	Advisory Vote on Approval of the Compensation of Our Named Executive Officers	Majority of the voting power of the shares present or represented by proxy at the meeting and entitled to vote on the subject matter	No
3	Ratification of the Appointment of PwC as Our Independent Registered Public Accounting Firm for the Year Ending December 31, 2025	Majority of the voting power of the shares present or represented by proxy at the meeting and entitled to vote on the subject matter	Yes
4	Approval of an Amendment to our 2011 Plan to Increase the Number of Shares of Common Stock Available for Issuance Thereunder by 17,400,000 Shares	Majority of the voting power of the shares present or represented by proxy at the meeting and entitled to vote on the subject matter	No

If you are a beneficial owner, your broker, bank, trustee, or other nominee is typically permitted to vote your shares on the ratification of the appointment of PwC as our independent registered public accounting firm for the year ending December 31, 2025, even if the broker, bank, trustee, or other nominee does not receive voting instructions from you. Without instructions from you, your broker, bank, trustee, or other nominee does not have discretionary authority to vote on the election of the Class III

Directors, the advisory vote to approve the compensation of our named executive officers or the approval of an amendment to our 2011 Plan to increase the number of shares of common stock available for issuance thereunder by 17,400,000 shares. Accordingly, if you are a beneficial owner, it is particularly important that you provide your instructions for voting your shares to your broker, bank, trustee, or other nominee on each of the proposals.

Election of Class III Directors

The Class III Directors elected to the Board will be elected by a plurality of the voting power present at the Annual Meeting or represented by proxy at the Annual Meeting and entitled to vote on the election of directors, meaning that the nominees for director that receive the most votes will be elected. You may vote either "FOR" both of the nominees, "WITHHOLD" your vote from both of the nominees or "WITHHOLD" your vote from any one of the nominees. Votes that are withheld and broker non-votes will not be included in the vote tally for the election of the directors and will result in the applicable nominee(s) receiving fewer votes cast "FOR" such nominee(s).

Advisory Vote on Approval of the Compensation of Our Named Executive Officers

The affirmative "FOR" vote of a majority of the voting power of the shares present or represented by proxy at the Annual Meeting and entitled to vote on the proposal is required to approve, on an advisory basis, the compensation awarded to our named executive officers as disclosed in this proxy statement. You may vote "FOR," "AGAINST," or "ABSTAIN" on this proposal. Abstentions have the same effect as a vote against the proposal. Broker non-votes are not included in the tabulation of voting results on this proposal and will not affect the outcome of voting on this proposal. Although the vote is non-binding, our Board and our Human Capital Committee of the Board (previously known as the Compensation Committee of the Board) (the "Human Capital Committee") value the opinions of our stockholders in this matter and, to the extent there is any significant vote against the named executive officer compensation as disclosed in this proxy statement, we will endeavor to communicate with stockholders to better understand the concerns that influenced the vote, consider our stockholders' concerns and the Human Capital Committee will evaluate whether any actions are necessary to address those concerns.

Ratification of the Appointment of PwC as Our Independent Registered Public Accounting Firm

The affirmative "FOR" vote of a majority of the voting power of the shares present or represented by proxy at the Annual Meeting and entitled to vote on the proposal is required to ratify the appointment of PwC as our independent registered public accounting firm for the year ending December 31, 2025. You may vote "FOR," "AGAINST," or "ABSTAIN" on this proposal. Abstentions have the same effect as a vote against the proposal. Broker non-votes are not included in the tabulation of voting results on this proposal and will not affect the outcome of voting on this proposal. Notwithstanding the appointment of PwC and even if our stockholders ratify the appointment, our Audit Committee of the Board (the "Audit Committee"), in its discretion, may appoint another independent registered public accounting firm at any time during our fiscal year if our Audit Committee believes that such a change would be in the best interests of our Company and our stockholders.

Approval of an Amendment to Our 2011 Plan to Increase the Number of Shares of Common Stock Available for Issuance Thereunder by 17,400,000 Shares

The affirmative "FOR" vote of a majority of the voting power of the shares present or represented by proxy at the Annual Meeting and entitled to vote on the proposal is required to approve an amendment to our 2011 Plan to increase the number of shares of common stock available for issuance thereunder by 17,400,000 shares. You may vote "FOR," "AGAINST," or "ABSTAIN" on this proposal. Abstentions have the same effect as a vote against the proposal. Broker non-votes are not included in the tabulation of voting results on this proposal and will not affect the outcome of voting on this proposal.

22. Interest of Executive Officers and Directors

Our executive officers and directors have an interest in the approval of the amendment to our 2011 Plan by our stockholders because they would be eligible to receive awards under such plan. None of our executive officers or directors has any substantial interest in any other matter to be acted upon, other than our directors, with respect to the election to office of the directors so nominated.

23. What happens if additional matters are presented at the Annual Meeting?

Other than the items of business described in this proxy statement, we are not aware of any other business to be acted upon at the Annual Meeting. If you grant a proxy, the persons named as proxy holders will have the discretion to vote on such other matters as may properly come before the meeting or any adjournments or postponements thereof, including, without limitation, procedural and other matters related to conduct of the meeting (such as an adjournment to later time and place) and the election of a substitute or alternate nominee if any nominee named herein is unwilling or unable to, or for good cause will not, serve.

24. Who will count the votes?

A representative of American Election Services will tabulate the votes.

25. Who will bear the cost of soliciting votes for the Annual Meeting?

We will pay the entire cost of preparing, assembling, printing, mailing, and distributing these proxy materials and soliciting votes. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made at the Annual Meeting, by telephone, or by electronic communication by our directors, officers, and employees, who will not receive any additional compensation for such solicitation activities. We may also reimburse brokerage firms, banks, trustees, and other nominees for the cost of forwarding proxy materials to beneficial owners. We have hired Alliance Advisors to act as our proxy solicitor in connection with the proposals to be acted upon at the Annual Meeting. We expect to pay Alliance Advisors a fee that is not expected to exceed $22,000 plus approved reimbursement of reasonable out-of-pocket expenses, and Alliance Advisors partners will, among other things, provide advice regarding proxy solicitation issues and solicit proxies from our stockholders on our behalf in connection with the Annual Meeting. Proxy solicitations will be made primarily through the mail, but may be supplemented by telephone, facsimile, Internet, or personal solicitation by Alliance Advisors.

26. Where can I find the voting results of the Annual Meeting?

We will announce preliminary voting results at the Annual Meeting. We will also disclose voting results on a Current Report on Form 8-K (a "Form 8-K") filed with the SEC within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Form 8-K within four business days after the Annual Meeting, we will file a Form 8-K to publish preliminary results and, within four business days after final results are known, file an additional Form 8-K to publish the final results.

27. What is "householding" and how does it affect me?

We have adopted a procedure approved by the SEC called "householding." Under this procedure, stockholders of record who have the same address and last name will receive only one copy of the proxy materials unless one or more of these stockholders notifies us that they wish to receive individual copies. Stockholders who participate in householding will continue to be able to request and receive separate proxy materials. This procedure will reduce our printing costs and postage fees.

If you are eligible for householding but you and other stockholders of record with whom you share an address received multiple copies of the proxy materials, or if you hold stock in more than one account, and, in either case, you wish to receive only a single copy of the proxy materials for your household, please contact our mailing agent, Broadridge, either by calling (800) 579-1639, via the Internet at http://www.proxyvote.com, or via email at sendmaterial@proxyvote.com.

If you participate in householding and wish to receive a separate copy of the proxy materials, or if you do not wish to continue to participate in householding and prefer to receive separate copies in the future, please contact Broadridge as indicated above.

Upon request, we will promptly deliver a separate copy of the proxy materials to any stockholder at a shared address to which we delivered a single copy of any of these documents.

Beneficial owners can request information about householding from their broker, banks, trustee, or other nominee.

28. Can I opt for electronic delivery of future stockholder communications from the Company?

Most stockholders can elect to view or receive copies of future proxy materials over the Internet instead of receiving paper copies in the mail. You can choose this option and save us the cost of producing and mailing these documents by contacting Broadridge, either by calling (800) 579-1639, via the Internet at http://www.proxyvote.com, or via email at sendmaterial@proxyvote.com.

29. What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?

Proposals for Inclusion in our Proxy Statement

Stockholders may present proper proposals for inclusion in our proxy statement and for consideration at the next annual meeting of stockholders by submitting their proposals in writing to our Corporate Secretary in a timely manner. For a stockholder proposal to be considered for inclusion in our proxy statement for our next annual meeting of stockholders (the "2026 Annual Meeting"), our Corporate Secretary must receive the written proposal at our principal executive offices not later than January 5, 2026, the date that is 120 calendar days before the date that is one year after the date of our proxy statement released to stockholders in connection with the Annual Meeting; *provided, however,* that in the event that we hold our 2026 Annual Meeting more than 30 days before or after the one-year anniversary date of the Annual Meeting, we will disclose the new deadline by which stockholder proposals must be received under Item 5 of our earliest possible Quarterly Report on Form 10-Q or, if impracticable, by any means reasonably calculated to inform stockholders. In addition, stockholder proposals must otherwise comply with the requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such proposals also must comply with SEC regulations under Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Proposals should be addressed to:


Standard BioTools Inc.
Attn: Corporate Secretary
2 Tower Place, Suite 2000
South San Francisco, California 94080


Other Proposals, Including Director Nominations, Not for Inclusion in our Proxy Statement

Our amended and restated bylaws (our "bylaws") also establish an advance notice procedure for stockholders who wish to present a proposal, including director nominations, before an annual meeting of stockholders, but do not intend for the proposal to be included in our proxy statement. Our bylaws provide that the only business that may be conducted at an annual meeting is business that is (i) specified in the Company's proxy materials with respect to such meeting, (ii) otherwise properly brought before the meeting by or at the direction of our Board, or (iii) properly brought before the meeting by a stockholder of record entitled to vote at the annual meeting who has delivered timely written notice to our Corporate Secretary, which notice must contain the information specified in our bylaws. To be timely under our bylaws for our 2026 Annual Meeting, our Corporate Secretary must receive the written notice at our principal executive offices not earlier than the date that is 75 days before (February 19, 2026), or later than the date is that is 45 days before (March 21, 2026), the one-year anniversary of the date on which the Company first mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) for the Annual Meeting.

In the event that we hold our 2026 Annual Meeting more than 30 days before or more than 60 days after the one-year anniversary date of the Annual Meeting, then notice of a stockholder proposal that is not intended to be included in our proxy statement must be received no earlier than the close of business on the 120th day before the 2026 Annual Meeting and no later than the close of business on the later of the following two dates:

- the 90th day prior to the 2026 Annual Meeting, or

- the 10th day following the day on which public announcement of the date of such meeting is first made.

If a stockholder who has notified us of his, her or its intention to present a proposal at an annual meeting does not appear to present such proposal at such meeting, we are not required to present the proposal for a vote at the meeting.

In addition to satisfying the requirements under the advance notice procedures of our bylaws described above, to comply with the universal proxy rules under the Exchange Act, any stockholder who intends to solicit proxies in support of director nominees other than the Company's nominees must provide written notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than April 19, 2026 and otherwise comply with the requirements of Rule 14a-19.

Submitting Recommendations for Director Candidates to our Nominating and Corporate Governance Committee

In addition to the above, a stockholder may make a recommendation to our Nominating and Corporate Governance Committee relating to director candidates. It is the policy of our Nominating and Corporate Governance Committee of the Board (the "Nominating and Corporate Governance Committee") to consider recommendations for candidates to the Board from stockholders holding not less than one percent (1%) of the outstanding shares of our common stock continuously for at least twelve months prior to the date of submission of the recommendation. For additional information regarding stockholder recommendations for director candidates, please see the section entitled "*Corporate Governance and Board of Directors — Process for Recommending Candidates to the Board of Directors*."

Availability of Bylaws

Our bylaws are available on our website at https://investors.StandardBio.com/corporate-governance/governance-overview. You may also contact our Corporate Secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

Management and Corporate Governance

Corporate Governance Principles

Our Board has adopted a set of principles that establish the corporate governance policies pursuant to which the Board intends to conduct its oversight of our business in accordance with its fiduciary responsibilities. Among other things, these corporate governance principles address the establishment and operation of Board committees, the role of our Chairperson, and matters relating to director independence and performance assessments. Our corporate governance principles can be found on our website at https://investors.StandardBio.com by clicking on Governance — Governance Overview.

Role and Composition of the Board

As identified in our corporate governance principles, the role of our Board is to oversee the performance of our CEO and other senior management. Our Board is responsible for hiring, overseeing, and evaluating management, while management is responsible for running our day-to-day operations.

Our Board currently has seven members and is divided into three staggered classes of directors. The Board is nominating two nominees for election as Class III Directors.

The following table sets forth the names, ages as of April 15, 2025, and certain other information for each of our current directors:

Name	Class	Age	Position	Director Since	Current Term Expires	Expiration of Term For Which Nominated
Michael Egholm, Ph.D.	I	62	President, Chief Executive Officer, and Director	2022	2026	—
Thomas Carey[3]	I	63	Chairperson	2024	2026	—
Eli Casdin[1][3]	I	52	Director	2022	2026	—
Troy Cox[1][2]	II	60	Director	2024	2027	—
Fenel M. Eloi[2]	II	67	Director	2023	2027	—
Kathy Hibbs[2][3]	III	61	Director	2024	2025	2028
Frank Witney, Ph.D.[1][2]	III	71	Director	2022	2025	2028

(1)   **Member of our Human Capital Committee.**

(2)   **Member of our Audit Committee.**

(3)   **Member of our Nominating and Corporate Governance Committee.**

Michael Egholm, Ph.D. has served as our President and CEO, and a member of our Board, since April 2022. Dr. Egholm has more than 25 years of proven leadership in developing and commercializing innovative technologies. Prior to joining the Company, he was Chief Executive Officer of Standard BioTools, LLC from October 2021 until April 2022. Prior to that, Dr. Egholm served as Chief Technology Officer of Danaher Life Sciences ("Danaher") from 2017 to September 2021, where he also founded and led Danaher's corporate venture fund, and he served as President, Biopharmaceuticals at Pall Corporation from 2014 to 2017 and as Chief Technology Officer from 2010 to 2014. Prior to that, Dr. Egholm served as Chief Technology Officer of 454 Life Sciences Corporation, a former subsidiary of Roche Holding AG ("Roche") (OTCM: RHHBY). Dr. Egholm is an elected member of the Royal Danish Academy of Sciences and Letters and the named inventor of 40 U.S. patents. He has published more than 100 research papers, with several in renowned peer reviewed journals, including Science, Nature, and The New England Journal of Medicine. Dr. Egholm earned a Ph.D. and master's degree in chemistry from the University of Copenhagen. We believe that Dr. Egholm's extensive industry experience with life sciences companies qualifies him to serve on our Board.

Thomas Carey has served as a member and as Chairperson of our Board since January 2024, after previously serving on the board of directors of SomaLogic, Inc. ("SomaLogic") since March 2023. He has over twenty-five years in executive search and consulting experience in the life sciences sector. He is the Founder and Managing Partner of the Perspective Group, a life sciences consulting firm, and he specializes in broad advisory and recruitment functions. From 2010 through 2015, Mr. Carey served as Global Head of the Healthcare and Life Sciences Practice for Russell Reynolds Associates and led the Life Sciences Board Practice for Spencer Stuart. Prior to entering the search industry, Mr. Carey served as an investment banker and then as Chief Financial Officer of various private and public healthcare and information technology companies. Mr. Carey earned a bachelor's degree from the College of the Holy Cross and an M.B.A. from the Kellogg Graduate School of Management at Northwestern University. He also previously served as Chairperson of the Board of Directors of Vital Biosciences and held an eight-year tenure on the board of directors of Exact Sciences (Nasdaq: EXAS). Mr. Carey brings more than twenty years of broad life sciences industry expertise. We believe that Mr. Carey's background in finance and the executive search industry also provides our Board a valuable perspective with respect to financial strategy, key executive hires, and other personnel-related matters.

Eli Casdin has served as a member of our Board since April 2022. Mr. Casdin currently serves as Chief Investment Officer of Casdin Capital, an investment firm specializing in life sciences, which he founded in 2011. Prior to founding Casdin Capital, Mr. Casdin was a vice president at Alliance Bernstein's thematic investment arm from 2007 until 2011, focusing on new technologies for the life sciences and healthcare sectors. Mr. Casdin previously held positions at Bear Stearns, an investment bank, and Cooper Hill Partners, a biotechnology-focused investment firm. Mr. Casdin also previously served on the board of directors of SomaLogic and currently serves on the board of directors of GeneDx (Nasdaq: WGS) and 2Seventy Bio Inc (Nasdaq: TSVT). Mr. Casdin has previously served on the board of directors of Absci Corporation, Century Therapeutics, Inc., EQRx Inc., Exact Sciences Corporation, and Tenaya Therapeutics, Inc. He has also served as a board observer for 4D Molecular Therapeutics, Fulcrum Therapeutics, Invitae, Tango Therapeutics, and Verve Therapeutics, and served as Chief Executive Officer and director of CM Life Sciences, Inc., CM Life Sciences II, Inc., and CM Life Sciences III, Inc., until August 2021, September 2021, and December 2021, respectively. Mr. Casdin also currently serves on the boards of directors of a number of privately held life sciences companies and currently serves as a member of the Columbia University School of General Studies board of visitors, the Rockefeller University board of trustees, and the New York Genome Center board of directors. Mr. Casdin earned his B.S. from Columbia University and an M.B.A. from Columbia Business School. We believe that Mr. Casdin's extensive experience as both an investor and executive in the biopharmaceutical industry, as well as his extensive service on the boards of directors of numerous life sciences and biotechnology companies, provides him with the qualifications and skills necessary to serve on our Board.

Troy Cox has served as a member of our Board since January 2024, after previously serving as a member of the board of directors of SomaLogic since September 2021 and as Executive Chair of SomaLogic from October 17, 2022 through March 28, 2023 and prior to that, on the board of directors of CM Life Sciences II. Mr. Cox has served as a director of SOPHiA GENETICS SA (Nasdaq: SOPH) since July 2019 and as its Chairperson since February 2020, as a member of the board of directors of LetsGetChecked Inc. since October 2019, Zymeworks Inc. (NYSE: ZYME) since June 2019, and Biosplice Therapeutics since April 2021. Mr. Cox also currently serves on the board of directors of Dream Foundation non-profit and previously of Massachusetts BioTechnology Council. Mr. Cox previously led Foundation Medicine, Inc. ("Foundation Medicine") as President and Chief Executive Officer from February 2017 to February 2019, including through its acquisition by Roche in July 2018. Prior to Foundation Medicine, Troy served as Senior Vice President and an officer at Genentech, Inc. from February 2010 to February 2017. Prior to that, Mr. Cox held executive and senior roles of increasingly broad accountabilities including president at UCB BioPharmaceuticals, Senior Vice President at Sanofi-Aventis and diverse foundational roles at Schering-Plough. Mr. Cox received an M.B.A. from the University of Missouri and B.B.A. in Finance from the University of Kentucky. We believe that Mr. Cox's qualifications to serve on our Board include his extensive operational and strategic experience in the life sciences industry as an executive as well as a board director and in connection with evaluation and execution of business transaction and merger opportunities.

Fenel M. Eloi has served as a member of our Board since March 2023. Mr. Eloi has served as Managing Partner of P&M Capital Partners, LLC since April 2018. From September 2006 until March 2018, Mr. Eloi served as Chief Operating Officer of Cell Signaling Technology and, prior to that, he served as Chief Financial Officer of Cell Signaling Technology. Mr. Eloi also served as Chief Operating Officer and Chief Financial Officer of Interleukin Genetics and Chief Financial Officer of Genome Therapeutics Corporation. Since February 2021, Mr. Eloi has served on the board of directors of 908 Devices, Inc., where he chairs the audit committee. Mr. Eloi currently serves on the board of directors of several privately held companies, including MitoTherapeutix, Inc., where he also serves as Chairperson of the audit committee, Vaxess Technologies, Inc., and VIC Technology Venture Development. Mr. Eloi earned a B.A. in Business from Lee University and an M.B.A. from Anna Maria College. We believe that Mr. Eloi's extensive experience as a life sciences operating leader, as well as his extensive financial experience in the life sciences industry qualify him to serve on our Board.

Kathy Hibbs has served as a member of our Board since January 2024, after serving on the board of directors of SomaLogic since March 2023. In May 2024, she retired from her position as Chief Administrative Officer of 23andMe Holding Co. ("23andMe") (Nasdaq: ME), a global genomics and biotechnology company. She previously served 23andMe as Chief Legal and Regulatory Officer and Secretary from June 2021 to February 2022 and as Chief Legal and Regulatory Officer from 2014 to June 2021. In March 2025, 23andMe and certain of its subsidiaries filed voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Eastern District of Missouri. Previously, Ms. Hibbs served as Senior Vice President and General Counsel of Genomic Health, Inc., a genetic research and cancer diagnostics company, from 2009 to 2014. Prior to that, from 2000 to 2009, Ms. Hibbs served as Senior Vice President and General Counsel of Monogram Biosciences Inc., and from 1995 to 1999, she was the Director of Legal Affairs at Varian Associates, Inc. followed by its successor, Varian Medical Systems, Inc. She serves on the board of directors and as Chairperson of the nominating and corporate governance committee of SOPHiA GENETICS SA (Nasdaq: SOPH) and previously served on the board of directors of Decipher Biosciences (Nasdaq: DECI) until its acquisition. She also serves as a member of the Fast Company Impact Council and as a member of the board of directors of Cadex Genomics, Corp., a private company focused on molecular diagnostics tests to guide cancer treatment. Ms. Hibbs received her B.A. in Political Science from the University of California, Riverside, and her J.D. from the University of California, Hastings College of the Law. We believe Ms. Hibbs' qualifications to serve on our Board include her more than 20 years of expertise in the clinical laboratory and medical device industries and her experience as a public company executive.

Frank Witney, Ph.D. has served as a member of our Board since April 2022. Dr. Witney has served as an operating partner at Ampersand Capital Partners, a private equity firm, since September 2016. From July 2011 to March 2016, Dr. Witney served as President and Chief Executive Officer of Affymetrix, Inc. ("Affymetrix"), a provider of life science products and molecular diagnostic products, until Affymetrix was acquired by Thermo Fisher Scientific Inc. From April 2009 to May 2011, Dr. Witney served as President and Chief Executive Officer of Dionex Corporation, a provider of analytical instrumentation and related accessories and chemicals. From December 2008 to April 2009, Dr. Witney served as Affymetrix's Executive Vice President and Chief Commercial Officer. From July 2002 to December 2008, Dr. Witney served as President and Chief Executive Officer of Panomics Inc. Dr. Witney currently serves on the boards of directors of Revvity Inc. (NYSE: RVTY), Cerus Corporation (Nasdaq: CERS), Leinco Technologies, Inc., and Biologos. He has previously served on the boards of directors of Telesis Bio (Nasdaq: TBIO), Gyros Protein Technologies, RareCyte Inc., GeneOptx, Canopy Bioscience, Emulate, Inc., BioEcho Life Science, JumpCode Genomics, Inc., and Nexcelom Inc. Dr. Witney earned a B.S. in microbiology from the University of Illinois as well as a M.S. in microbiology and a Ph.D. in molecular and cellular biology from Indiana University. We believe that Dr. Witney's experience in the life sciences industry and his relevant public board experience qualify him to serve on our Board.

At each annual meeting of stockholders, a class of directors is elected for a term of three years to succeed the class of directors whose terms are then expiring. The terms of the Class I, Class II and Class III Directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the year 2026 for the Class I Directors, 2027 for the Class II Directors, and 2028 for the Class III Directors.

2024 Board Meetings

During fiscal year 2024, our Board held 12 meetings (including regularly scheduled and special meetings), and the various standing committees of our Board held a total of 20 meetings. All of our directors attended at least 75% of the aggregate number of meetings of the Board and of the committees on which they served during the past fiscal year, in each case during the period that they served as a director, except for Eli Casdin who attended 19 of the 27 meetings of the Board and of the committees on which he served during the past fiscal year.

Director Attendance at Annual Meeting of Stockholders

Although we do not have a formal policy regarding attendance by members of our Board at annual meetings of stockholders, we encourage all directors to attend.

Board Leadership Structure

Our corporate governance principles provide that the Board will fill the Chairperson and CEO positions based upon the Board's view of what is in our best interests at any point in time. Although our current Chairperson is a non-employee director, the Board has not adopted any policy requiring separation of the Chairperson and CEO positions or requiring allocation of the Chairperson position to a non-employee director.

Thomas Carey, an independent director with substantial public board and Chairperson experience, as well as extensive executive leadership experience, currently serves as our Chairperson. Mr. Carey previously served as a member of the board of directors of Exact Sciences Corporation's (Nasdaq: EXAS), a publicly traded cancer diagnostics company, a member of the board of directors of SomaLogic (which previously traded under Nasdaq: SLGC) and as Chairperson of the board of directors of Vital Biosciences, Inc., a venture capital backed point-of-care diagnostics company. Our Board believes that Mr. Carey's qualifications to serve as Chairperson include his more than twenty years of broad life sciences industry expertise and his background in finance.

Separating the positions of Chairperson and CEO allows our CEO to focus on our day-to-day business, while allowing our Chairperson to lead our Board in its fundamental role providing independent advice to and oversight of management. The Board believes that having an independent director serve as Chairperson is the appropriate leadership structure for Standard BioTools at this time and demonstrates our commitment to good corporate governance.

Director Independence

As a company listed on The Nasdaq Global Select Market, we are required by the applicable listing requirements of the Nasdaq Stock Market LLC ("Nasdaq") to maintain a board of directors comprising a majority of "independent directors," as determined affirmatively by our Board. In addition, applicable Nasdaq rules require that, subject to specified exceptions, each member of our Audit, Human Capital, and Nominating and Corporate Governance Committees be independent. In April, 2025, our Board undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our Board determined that more than a majority of our current directors are "independent directors" as defined under applicable Nasdaq rules, including Eli Casdin, Thomas Carey, Troy Cox, Kathy Hibbs, Frank Witney, Ph.D., and Fenel M. Eloi. Michael Egholm, Ph.D. is the only current director who is not considered an independent director because of his positions as our President and CEO. Our Board was composed of a majority of independent directors at all times during 2024 and continues to be so comprised. There are no family relationships among any of our directors and officers nor were there any such relationships during 2024.

There are no legal proceedings to which any of our directors or executive officers is a party adverse to us or our subsidiary or in which any such person has a material interest adverse to us or our subsidiary.

Executive Sessions of Independent Directors

In order to promote open discussion among independent directors, our Board has a policy of conducting executive sessions of independent directors during each regularly scheduled board meeting and at such other times as requested by an independent director. These executive sessions are chaired by our independent Chairperson. Dr. Egholm does not participate in such sessions.

Board's Role in Risk Oversight

While our management team is responsible for the day-to-day management of the risks Standard BioTools faces, our Board has the responsibility to oversee management's processes for identifying, monitoring, and addressing enterprise risks, evaluate and discuss with management its assessments of matters relating to enterprise risks, and oversee and monitor management's plans to address such risks. The Board takes an enterprise-wide approach to risk management designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance, and to enhance stockholder value. In order to understand the most significant risks faced by the Company and the steps being taken to manage those risks, Standard BioTools conducts annual enterprise risk management assessments, facilitated by the Company's executive leadership team in collaboration with the internal audit function, which are presented by management annually at a Board meeting. The Company's information technology team conducts cybersecurity assessments, which are presented at each quarterly Audit Committee meeting. The Company is working toward enhancing its compliance policies, procedures, and practices to continuously improve the Company's approach to risk management. The Board's review of our business is an integral aspect of its assessment of management's tolerance for risk and its determination as to the appropriate level of risk for our Company.

Although the Board has determined that enterprise risk management should be the responsibility of the Board as a whole, it has delegated responsibility to oversee specific areas of risk management to its committees. Our Audit Committee focuses on financial risks, including risks related to the Company's investment policy and practices, as well as overseeing and reviewing the Company's cybersecurity, data privacy, and other information technology risks, controls, and procedures, including the Company's plans to mitigate cybersecurity risks and respond to data breaches. The Audit Committee also monitors the Company's compliance with laws, regulations, and related Company policies, including our whistleblower policy, anticorruption compliance policy, related person transactions policy, and Code of Ethics and Conduct. Our Nominating and Corporate Governance Committee additionally assists the Board in fulfilling its oversight responsibilities with respect to the management of risk associated with corporate governance and board organization, membership, and structure. Our Human Capital Committee considers risks related to the attraction and retention of talent and risks related to the design of compensation programs and arrangements.

At periodic meetings of the Board and its committees and in other meetings and discussions, management reports to, and seeks guidance from, the Board and its committees with respect to the most significant risks that could affect our business, such as legal, financial, tax, audit, and cybersecurity-related risks. In addition, among other matters, management provides periodic reports on our compliance programs and efforts to our Audit Committee and reports with respect to governance to the Nominating and Corporate Governance Committee.

Board Committees

Our Board has three standing committees: an Audit Committee, a Human Capital Committee (previously referred to as the Compensation Committee), and a Nominating and Corporate Governance Committee. Each committee operates under a written charter approved by our Board that satisfies the applicable standards of the SEC and Nasdaq. The committee charters are available on our website at https://investors.StandardBio.com by clicking on "Governance — Governance Overview."

Audit Committee. Our Audit Committee met six times during the fiscal year ended December 31, 2024. Our Audit Committee is currently chaired by Mr. Eloi. The current committee members are Mr. Eloi, Mr. Cox, Ms. Hibbs, and Dr. Witney. Our Board has determined that each member of the Audit Committee is independent and financially literate under the current rules and regulations of the SEC and Nasdaq and that Mr. Eloi qualifies as an "audit committee financial expert" within the meaning of the rules and regulations of the SEC.

The Audit Committee oversees our corporate accounting and financial reporting process and the financial and cybersecurity aspects of our enterprise risk management process and assists our Board in monitoring our financial systems and our legal and regulatory compliance. Our Audit Committee is authorized to, among other things:

- oversee the work of our independent registered public accounting firm;

- approve the hiring, discharge, and compensation of our independent registered public accounting firm;

- approve engagements of our independent registered public accounting firm to render any audit or permissible non-audit services;

- evaluate the qualifications, independence, and performance of our independent registered public accounting firm;

- discuss and, as appropriate, review with management and our independent registered public accounting firm our annual and quarterly financial statements and our major critical accounting policies and practices;

- review management's assessment of our internal controls; and

- review the adequacy and effectiveness of our internal control policies and procedures.

Human Capital Committee. Our Human Capital Committee met six times during the fiscal year ended December 31, 2024. Our Human Capital Committee is currently chaired by Dr. Witney. The current members of the committee are Dr. Witney, Mr. Casdin and Mr. Cox. Each member of the Human Capital Committee is an independent director under the applicable rules and regulations of the SEC and Nasdaq. Furthermore, if required to ensure compliance with Rule 16b-3 under the Exchange Act, a subcommittee of the Human Capital Committee or the Board considers and approves the grant of equity awards to our executive officers.

The Human Capital Committee oversees our corporate compensation programs and is authorized to, among other things:

- review and approve, or make recommendations to the Board to approve, the compensation and benefits of our CEO and other executive officers;

- review and approve, or make recommendations to the Board to approve, our corporate goals and objectives relevant to the compensation of our CEO;

- provide oversight of the Company's overall compensation plans and benefits program; and

- administer our equity incentive plans.

Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee met eight times during the fiscal year ended December 31, 2024. Our Nominating and Corporate Governance Committee is currently chaired by Mr. Carey. The current members of the committee are Mr. Carey, Mr. Casdin and Ms. Hibbs. Our Board has determined that each member of our Nominating and Corporate Governance Committee is an independent director under the applicable rules and regulations of the SEC and Nasdaq.

Our Nominating and Corporate Governance Committee oversees and assists our Board in reviewing and recommending nominees for election as directors and oversees our corporate governance matters. Among other things, the Nominating and Corporate Governance Committee is authorized to:

The Nominating and Corporate Governance Committee also reviews our initiatives with respect to sustainability and corporate responsibility, including environmental and social matters.

- evaluate and make recommendations regarding the composition, organization, and governance of the Board and its committees;

- evaluate the performance of members of the Board and make recommendations regarding committee and Chair assignments;

- recommend desired qualifications for Board membership and conduct searches for potential members of the Board;

- oversee the orientation process for new directors and continuing director education;

- review and recommend Board compensation programs for outside directors;

- review and make recommendations concerning management succession planning; and

- develop and make recommendations with regard to our corporate governance guidelines.

Compensation (Human Capital) Committee Interlocks and Insider Participation

None of the members of our Human Capital Committee during our last fiscal year (which included Dr. Witney, Mr. Casdin, Mr. Cox, and Dr. Madaus) was an officer or employee of our Company. During our last fiscal year, none of our executive officers served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or Human Capital Committee.

Considerations in Identifying and Evaluating Director Nominees

Our Nominating and Corporate Governance Committee has established policies and procedures relating to the consideration of any individual recommended as a prospective director nominee from stockholders. Please see the section entitled "*Process for Recommending Candidates to the Board of Directors*" below for details. The Nominating and Corporate Governance Committee will consider candidates recommended by stockholders in the same manner as candidates recommended to the Committee from other sources.

The Nominating and Corporate Governance Committee is responsible for determining the criteria for membership to our Board and recommending candidates for election to the Board. In its evaluation of director candidates, including the members of the Board eligible for reelection, our Nominating and Corporate Governance Committee considers the following:

- the current size and composition of our Board and the needs of the Board and its respective committees;

- factors such as character, integrity, judgment, diversity of background and experience, independence, area of expertise, corporate experience, length of service, potential conflicts of interest, other commitments, and the like; and

- other factors that our Nominating and Corporate Governance Committee may consider appropriate.

Any nominee for a position on the Board must satisfy the following minimum qualifications:

- the highest personal and professional ethics and integrity;

- proven achievement and competence in the nominee's field and the ability to exercise sound business judgment;

- skills that are complementary to those of the existing Board;

- the ability to assist and support management and make significant contributions to the Company's success; and

- an understanding of the fiduciary responsibilities required of a member of the Board and the commitment of time and energy necessary to diligently carry out those responsibilities.

If our Nominating and Corporate Governance Committee determines that an additional or replacement director is required, the Nominating and Corporate Governance Committee may take such measures as it considers appropriate in connection with its evaluation of a director candidate, including candidate interviews, inquiry of the person or persons making the recommendation or nomination, engagement of an outside search firm to gather additional information, or reliance on the knowledge of the members of the Nominating and Corporate Governance Committee, Board, or management. We have from time to time retained a third-party search firm to assist with the identification and evaluation of qualified candidates to serve on the Board.

Process for Recommending Candidates to the Board of Directors

It is the policy of our Nominating and Corporate Governance Committee to consider recommendations for candidates to the Board from stockholders holding not less than one percent (1%) of the outstanding shares of our common stock continuously for at least twelve months prior to the date of submission of the recommendation. Stockholder recommendations for candidates to the Board must be directed in writing to Standard BioTools Inc., 2 Tower Place, Suite 2000, South San Francisco, California 94080, Attention: Corporate Secretary, and must include the candidate's name, home and business contact information, detailed biographical data, relevant qualifications, a signed letter from the candidate confirming willingness to serve, information regarding any relationships between the candidate and Standard BioTools, and evidence of the recommending stockholder's ownership of our stock. Such recommendations must also include a statement from the recommending stockholder in support of the candidate, particularly within the context of the criteria for Board membership, including issues of character, integrity, judgment, diversity of background and experience, independence, area of expertise, corporate experience, length of service, potential conflicts of interest, other commitments, and the like, and personal references. For details regarding the process to nominate a director directly for election to the Board at an annual meeting of the stockholders, please see item 29 of the *General Information* section entitled "*What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors? — Nomination of Director Candidates.*"

Board Tenure and Overboarding Policies

Our Board is committed to good board governance. In addition to the above, our Board, led by the Nominating and Corporate Governance Committee, has adopted a number of other governance principles applicable to our Board, including a principle of limited tenure for directors. Our Board believes that directors should not have "unlimited tenure" and, in general, a Board tenure of nine to 10 years is encouraged for directors. Prior to each annual meeting of stockholders, including the Annual Meeting, the Nominating and Corporate Governance Committee considers whether each director eligible for reelection should stand for reelection based on tenure, among other factors.

Our Board has also adopted principles relating to "overboarding." Prior to accepting a position to serve on any board of directors or other governing body of a for-profit corporation, for-profit organization, or other for-profit entity, our directors must notify relevant individuals, including the Chairperson of the Board and the Chairperson of the Nominating and Corporate Governance Committee. Unless an exception is specifically approved, directors may not accept additional board commitments that would cause them to be considered "overboarded" by the standards of Institutional Shareowner Services or Glass Lewis, and in no event should our non-employee directors sit on more than four (4) public-company boards.

Insider Trading Policy and Policy Against Heding and Pledging

We have adopted our Insider Trading Policy governing the purchase, sale, and/or other dispositions of our securities by all Company personnel, including by our directors, officers, employees, and consultants, as well as certain related persons to such individuals. The Insider Trading Policy prohibits, among other things, insider trading and certain speculative transactions in our securities and other companies' securities (including short sales, transacting in put and call options and other hedging or derivative transactions in our securities) and establishes a regular blackout period schedule during which directors, executive officers, employees and other covered persons may not trade in the Company's securities, as well as certain pre-clearance procedures that directors and certain officers, employees and other covered persons must observe prior to effecting any transaction in our securities. Our Insider Trading Policy also prohibits tipping and establishes guidelines for the prevention of insider trading by others. We believe the Insider Trading Policy is reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, as well as the exchange listing standards applicable to us. The foregoing description of our Insider Trading Policy is qualified in its entirety by reference to the full text of the Insider Trading Policy, filed as Exhibit 19.1 to our 2024 Annual Report, filed with the SEC on March 10, 2025.

Stockholder Engagement

We believe that understanding the perspective of our stockholders is a key component of good corporate governance and we are committed to an active and robust stockholder engagement program. The goals of our stockholder engagement program are to:

- provide transparency and visibility into our strategy, our financial and operational performance, and our governance practices;

- determine which issues are important to our stockholders and share our views on those issues; and

- discuss and seek feedback on our business, executive compensation, and corporate governance policies and practices.

We engage with stockholders year-round, involving our investor relations team, senior management, and our Chairperson or Board committee Chairs as appropriate and/or requested. This includes participating in investor conferences, industry, and formal events, in person one-on-one meetings, and conference calls throughout the year.

Communications with the Board

We have a practice of regularly engaging with our stockholders to seek their feedback, as further described in the section entitled "*Stockholder Engagement*" above. Stockholders who wish to communicate with our Board or with an individual member of our Board are welcome to do so either (i) in writing, addressed to: Standard BioTools Inc., 2 Tower Place, Suite 2000, South San Francisco, California 94080, Attn: Corporate Secretary, or (ii) by going online to https://investors.StandardBio.com and clicking on "Governance — Contact the Board." Communications are distributed to our Board, or to any individual directors as appropriate, depending on the facts and circumstances outlined in the communication.

Corporate Responsibility and Sustainability

Our mission is to improve life through comprehensive health insight. Our cutting-edge biotechnology tools empower researchers to deepen human understanding of health and disease and accelerate the development of therapies to increase the quality of all life. Consistent with this mission, we strive to conduct our business in a manner that demonstrates our respect for the environment in which we live and operate and our concern for the health and safety of the personnel throughout our organization and supply chain.

We have previously adopted the following:

- an enterprise-level environment, health, and safety policy;

- a statement of commitment to doing business responsibly by aligning our strategies and global operations with the United Nations Global Compact principles on human rights, labor laws, environmental protection, and corruption in business;

- a conflict minerals policy;

- a supply chain transparency and anti-slavery and human trafficking statement; and

- a business partner code of conduct formally defining our expectations for our distributors, suppliers, vendors, contractors, agents, and all other third parties who provide products or services to us.

These policies and statements can be found on our website at https://investors.StandardBio.com/social-responsibility.

In April 2023, we published an update to our Environmental, Social, and Governance ("ESG") Report, which was prepared to highlight information regarding our ESG programs. The development of our environmental, health, safety, and social responsibility programs is ongoing.

Executive Officers

The names of our executive officers, their ages, their positions with Standard BioTools, and other biographical information as of April 15, 2025 are set forth below. There are no family relationships among any of our directors or executive officers.

Name	Age	Position
Michael Egholm, Ph.D.	62	President, Chief Executive Officer, and Director
Alex Kim	54	Chief Financial Officer
Sean Mackay	42	Chief Business Officer

Michael Egholm, Ph.D. Please see the biographical information provided above in the section entitled "*Role and Composition of the Board.*"

Alex Kim joined the Company as Chief Operating Officer on April 4, 2022 and has served as Chief Financial Officer since November 11, 2024, after previously serving as Interim Chief Financial Officer since September 1, 2024. Prior to joining the Company, Mr. Kim served as Chief Business Officer of Standard BioTools, LLC since October 2021. Previously, he served in various roles at Milliken & Company ("Milliken") from October 2015 to May 2021, including Executive Vice President and President of the Healthcare Division of Milliken from June 2019 to May 2021, Executive Vice President of the Growth Ventures Group from April 2017 to June 2019, and as Executive Vice President of Corporate Strategy and Corporate Development from October 2015 to June 2019. Prior to that, Mr. Kim served in various leadership roles at the Pall Corporation, the Water Quality Group, and the Motion Group at the Danaher Corporation. Mr. Kim received an M.B.A. from the Stanford Graduate School of Business, an M.S. in Mechanical Engineering from the University of Pittsburgh, and a B.S. in Mechanical Engineering from Carnegie Mellon University.

Sean Mackay joined the Company as Chief Business Officer on May 20, 2024. Mr. Mackay has a multidisciplinary background as an executive, investor, and investment banker, driving impact in the life sciences tools and therapeutics industries. Mr. Mackay has served on the board of directors of Abbratech Inc., a therapeutic development company, since co-founding the company in June 2021. Prior to joining the Company, Mr. Mackay served as an operating partner at Casdin Capital, LLC from August 2023 to April 2024. Prior to that, Mr. Mackay co-founded and served as Chief Executive Officer of IsoPlexis Corporation (Nasdaq: ISO), a life science tools company, where he led the company through building a team in November 2012, product development, commercialization, its initial public offering, and its eventual sale in March 2023. In March 2008, he founded Lazard Freres (NYSE: LAZ), a debt advisory practice focused on partnering with public companies for debt restructuring, capital structuring, investments, and financing in the context of acquisitions and divestitures, where he served as a co-founder and senior associate until April 2012. Mr. Mackay received an M.B.A. from Yale School of Management and has a B.S. in Economics from the Wharton School at the University of Pennsylvania.

Compensation Discussion and Analysis

Overview

This Compensation Discussion and Analysis ("CD&A"), explains our executive compensation program for our named executive officers ("NEOs") listed below. This CD&A also describes the process our Human Capital Committee undertakes for making compensation decisions, as well as its rationale for specific decisions related to the fiscal year ended December 31, 2024. For fiscal year 2024, our NEOs were:

Name	Principal Position
Michael Egholm, Ph.D.	President, Chief Executive Officer and Director
Alex Kim[1]	Chief Financial Officer
Sean Mackay[2]	Chief Business Officer
Jeffrey Black[3]	Former Chief Financial Officer

(1)   Mr. Kim was appointed Interim Chief Financial Officer effective September 1, 2024, and later appointed as the Company's fulltime Chief Financial Officer, effective November 11, 2024.

(2)   Mr. Mackay joined the Company as its Chief Business Officer on May 20, 2024.

(3)   Mr. Black resigned from the Company as its Chief Financial Officer, effective August 31, 2024.

Executive Summary

2024 Business Overview

In 2024, the Company's performance was marked by solid operational execution amid a dynamic macroeconomic backdrop. With the SomaLogic merger complete in early 2024, the Company closed its second transaction in November 2024 and made significant progress integrating the two new businesses. By leveraging the companies' combined expertise and complementary technologies, the Company aims to improve operational efficiency, realize cost synergies, and capitalize on expanded revenue opportunities in this growing market. The Company achieved full-year pro forma combined revenue of $175.1 million while improving non-GAAP (as defined below) operating expenses by 22% and adjusted EBITDA by 33%. With $295 million in cash, cash equivalents, restricted cash, and short-term investments, and no material debt as of December 31, 2024, we believe the Company is well positioned to continue to scale the business, both organically and inorganically, with disciplined execution and continued margin expansion to deliver profitable growth and long-term stockholder value.

2024 Advisory Vote on Executive Compensation

At our 2024 annual meeting of stockholders, approximately 87.15% of the voting power of the shares present or represented by proxy at the meeting and entitled to vote on the subject were in favor of our 2023 executive compensation program. Our Human Capital Committee reviewed the advisory vote results and, based on the strong level of support, determined that no significant changes to our executive compensation program were necessary for 2024. We continue to seek active engagement with stockholders on our executive compensation program and remain committed to employing compensation governance best practices and to achieving pay-for-performance alignment.

2024 Compensation Highlights

Our executive compensation program has three primary elements: base salary, annual incentives, and long-term equity incentives. Each of these compensation elements serves a specific purpose in our compensation strategy. Base salary is an essential component to any market-competitive compensation program. Annual incentives reward the achievement of short-term goals, while long-term incentives drive our NEOs to focus on long-term sustainable stockholder value creation. Based on our performance and consistent with the design of our program, the Human Capital Committee made the following executive compensation decisions for fiscal 2024:

Base Salaries	• Approved base salary increases ranging from 8.4% to 13.6%, to improve competitive positioning and ensure market alignment for each of the NEO's respective roles.
Annual Incentives (Cash Incentive Program)	• Approved cash incentive program awards—based on performance—at 70% of target.
Long-Term Equity-Based Incentives	• Granted annual long-term equity awards using a mix of stock options and time-based restricted stock units ("RSUs").

Best Compensation Practices & Policies

We believe the following practices and policies within our program promote strong compensation governance and are in the best interests of our stockholders and executives:

What We Do	What We Don't Do
☑ Emphasize variable pay over fixed pay, with a significant portion tied to our financial results and stock performance	⊗ No tax gross ups
☑ Maintain a clawback policy	⊗ No repricing or exchange of underwater options without stockholder approval
☑ Maintain anti-hedging and anti-pledging policies	⊗ No option or stock appreciation rights granted below fair market value
☑ Provide for "double-trigger" equity award vesting and severance benefits upon a change in control	⊗ No supplemental executive retirement plans
☑ Use an independent compensation consultant	⊗ No significant perquisites

What Guides Our Program

Compensation Philosophy

The primary goals of our executive compensation program are to hire and retain talented and experienced executive officers who are motivated to achieve or exceed our short-term and long-term corporate goals. Our executive compensation philosophy is team-oriented and our success is dependent on what our management team can accomplish together. Therefore, we seek to provide our executive officers with comparable levels of base salary, bonuses, and annual equity awards that are based largely on overall company performance. In determining the form and amount of compensation payable to our executive officers, we are guided by the following objectives and principles:

- Team-oriented approach to establishing compensation levels;

- Compensation should relate to Company performance;

- Equity awards help executive officers think like stockholders; and

- Total compensation opportunities should be competitive.

Compensation Elements

Our compensation philosophy is supported by the following total direct compensation elements:

Compensation Element	How It's Paid	Purpose
Base Salary	Cash (Fixed)	Provide a competitive base salary rate relative to similar positions in the market and enable the Company to attract and retain executive talent.
Annual Incentives (Cash Incentive Program)	Cash (Variable)	Reward executives for delivering on annual financial performance objectives that contribute to the creation of stockholder value.
Long-Term Incentives	Equity (Variable)	Provide incentives for executives to execute on longer-term financial goals that drive the creation of stockholder value and support the Company's retention strategy.

The Decision-Making Process

The Role of the Human Capital Committee. The Human Capital Committee, composed entirely of independent, non-employee members of the Board, is responsible for overseeing the executive compensation program for our NEOs. Working closely with its independent consultant and management, the Human Capital Committee evaluates the effectiveness of the Company's executive compensation program throughout the year.

As part of its mandate, the Human Capital Committee has broad oversight of corporate compensation programs, including reviewing and approving—or making recommendations to the Board regarding—the compensation and benefits of the CEO and other executive officers. The Human Capital Committee also evaluates and approves corporate goals and objectives related to CEO compensation, provides oversight of the Company's overall compensation plans and benefits programs, and administers the Company's equity incentive plans. While the Human Capital Committee makes all final compensation and equity award decisions for NEOs, the compensation of the CEO is determined by the independent members of the full Board based on the Human Capital Committee's recommendations.

The Role of Management. Members of our senior management team attend regular Human Capital Committee meetings where executive compensation, Company and individual performance, and competitive compensation levels and practices are discussed and evaluated. Only Human Capital Committee members can vote on decisions regarding NEO compensation.

The CEO reviews his recommendations pertaining to the compensation of the other NEOs with the Human Capital Committee providing management input, transparency, and oversight. Approvals of NEO compensation other than CEO compensation are made by the Human Capital Committee. The CEO does not participate in the deliberations of the Human Capital Committee regarding his own compensation. Independent members of the Board make all final determinations regarding CEO compensation.

The Role of the Independent Compensation Consultant. Pursuant to the authority granted to it under its charter, the Human Capital Committee may engage an independent compensation consultant to provide expertise on competitive pay practices, program design, and an objective assessment of any inherent risks of any programs. For 2024, the Human Capital Committee retained Pearl Meyer as its independent consultant. Pearl Meyer reports directly to the Human Capital Committee and does not provide any additional services to management. The Human Capital Committee has conducted an independence assessment of Pearl Meyer in accordance with SEC and Nasdaq rules and concluded that Pearl Meyer is independent.

The Role of the Peer Group. The Human Capital Committee is committed to establishing competitive total compensation for each NEO, ensuring alignment with market practices and industry standards. To set 2024 target compensation levels, the Human Capital Committee, in consultation with Pearl Meyer, reviewed publicly available data from a carefully selected group of comparable companies with executives in similar roles as well as industry-specific survey data where applicable.

For the purposes of setting 2024 compensation and considering the completed merger with SomaLogic in early 2024, the Human Capital Committee conducted an in-depth assessment of potential comparators to evaluate the degree to which the current peer group has kept pace with our growth and evolution. The Human Capital Committee also took into consideration the broader marketplace to identify appropriate and relevant additions and removals from the current peer group, based on the following criteria:

- Publicly traded companies listed on a major U.S. exchange within relevant industries, including Life Science Tools & Services, Diagnostics, Medical Devices, and certain Biotechnology and Healthcare sectors.

- Companies with revenues generally 0.5x to 2x the Company's revenue, and market capitalizations generally between ~0.33x and 3x the Company's market cap.

- Companies with workforce sizes generally between 0.5x and 2x the Company's headcount.

As a result of this review, and given the increases in the Company's revenue, valuation and workforce size after the merger with SomaLogic, the following changes were made to the peer group for 2024:

Additions	Removals
☑ 10x Genomics, Inc.	⊗ 908 Devices Inc.
☑ Adaptive Biotechnologies Corporation	⊗ Akoya Biosciences, Inc.
☑ Atrion Corporation	⊗ Anika Therapeutics, Inc.
☑ Azenta, Inc.	⊗ Codexis, Inc.
☑ CareDx, Inc.	⊗ Cutera, Inc.
☑ Castle Biosciences, Inc.	⊗ Enzo Biochem, Inc.
☑ Cryoport, Inc.	⊗ Harvard Bioscience, Inc.
☑ Guardant Health, Inc.	⊗ NanoString Technologies, Inc.
☑ Maravai LifeSciences Holdings. Inc.	⊗ OmniAb, Inc.
☑ NeoGenomics, Inc.	⊗ Personalis, Inc.
☑ Twist Bioscience Corporation	
☑ Veracyte, Inc.	

With these changes, the peer group for the purposes of setting 2024 executive compensation levels was as follows:

10x Genomics, Inc.	CareDx, Inc	Maravai LifeSciences Holdings, Inc.	Quanterix Corporation
Adaptive Biotechnologies Corporation	Castle Biosciences, Inc.	Mesa Laboratories, Inc.	Surmodics, Inc.
Atrion Corporation	Cryoport, Inc.	NeoGenomics, Inc.	Twist Bioscience Corporation
Azenta, Inc.	Cytek Biosciences, Inc.	OraSure Technologies, Inc.	Veracyte, Inc.
BioLife Solutions, Inc.	Guardant Health, Inc.	Pacific Biosciences of California, Inc.	

Market data are not the sole determinant in setting compensation levels for our NEOs, and actual compensation levels can be above or below the targeted levels depending on factors such as experience, individual or company performance, tenure, employee potential, unique skills, criticality of the position to the Company and other factors. In general, the Human Capital Committee desires to balance general internal and external equity and reserves the right to use discretion to deviate when necessary to recruit employees and/or retain the right talent.

2024 Executive Compensation Program Decisions

Base Salary

Base salary represents annual fixed compensation and is a standard element of compensation necessary to attract and retain executive leadership talent. In making base salary decisions, the Human Capital Committee considers the CEO's recommendations, as well as each NEO's position and level of responsibility within the Company. The Human Capital Committee takes into account factors such as competitive market data as well as individual performance, experience, tenure, internal equity, and employee potential. For 2024, the Human Capital Committee approved base salary increases for Dr. Egholm, Mr. Kim, and Mr. Black to improve their competitive positioning and ensure market alignment for their respective roles. Mr. Kim's increase was to improve his competitive positioning and to recognize his appointments to Interim CFO and, subsequently, fulltime CFO.

Name	2023 Base Salary Rate	2024 Base Salary Rate	Adjustment
Michael Egholm, Ph.D.	$645,000	$700,000	8.5%
Alex Kim	$440,000	$500,000	13.6%
Sean Mackay[1]	N/A	$475,000	N/A
Jeffrey Black[2]	$415,000	$450,000	8.4%

(1) Mr. Mackay was not a NEO in 2023.

(2) Mr. Black resigned from the Company as its Chief Financial Officer, effective August 31, 2024.

Annual Incentives (Cash Incentive Program)

Our cash incentive program, which is adopted annually by the Human Capital Committee pursuant to our Executive Bonus Plan, is intended to provide a significant portion of our executive officers' potential compensation. Our cash incentive program is performance-based and designed to ensure that our executive officers are focused on our near-term performance. Actual awards can range from 0% to 150% of target based on performance results.

Target Incentive Opportunities. Target incentive opportunities for the executive officers are based on annual base salary and are reviewed annually to ensure they are competitive compared to our peer group. The Human Capital Committee increased Messrs. Kim's and Black's target incentive opportunities from 55% in 2023 to 60% in 2024 to improve their competitive positioning and ensure market alignment for their respective roles. The 2024 base salary, target cash incentive percentage, and target cash incentive amount under our 2024 cash incentive program (the "2024 Cash Incentive Program") for each NEO are set forth in the table below:

Name	2024 Base Salary	2024 Target Bonus Opportunity (%)	2024 Target Bonus Opportunity ($)
Michael Egholm, Ph.D.	$700,000	100%	$700,000
Alex Kim	$500,000	60%	$300,000
Sean Mackay[1]	$475,000	60%	$285,000
Jeffrey Black[2]	$450,000	60%	$270,000

(1) Mr. Mackay's target award opportunity was prorated based on his May 2024 hire date.

(2) Mr. Black resigned from the Company as its Chief Financial Officer, effective August 31, 2024. He did not receive an award payout from the cash incentive program for 2024.

Performance Measures and Results. The 2024 Cash Incentive Program was designed to align executive compensation with key financial and operational priorities critical to the Company's success. To drive sustainable growth and operational efficiency, cash incentive awards were based on the achievement of revenue targets and the realization of annualized cost synergies related to the merger with SomaLogic. Revenue serves as a fundamental measure of the Company's ability to expand its market presence, execute its commercial strategy, and generate top-line growth. Tying incentives to revenue ensures that our executives remain focused on driving sales performance, strengthening customer relationships, and capturing market opportunities. In addition to revenue, our cash incentive program incorporated annualized cost synergies as a performance measure to reinforce the importance of operational discipline following the merger with SomaLogic. Cost synergies reflect the Company's ability to integrate operations effectively, streamline expenses, and unlock efficiencies that contribute to long-term profitability. By including this metric, the program incentivizes leadership to execute on post-merger integration objectives while maintaining financial discipline. Together, these measures balance growth and efficiency, ensuring that incentive payouts are aligned with both revenue expansion and cost optimization, two critical drivers of long-term value creation.

To evaluate performance under the 2024 Cash Incentive Program, the Human Capital Committee assesses each measure independently versus predetermined targets goals. For 2024, the target revenue goal was $205 million, and the target annualized cost synergies goal was $57 million. Participants in the program were eligible to earn up to 138% of the target payout if the maximum goals were achieved under both measures. In consideration of the goals, and based on actual revenue achievement of $174.4 million and actual cost synergies achievement of $80 million, the Human Capital Committee determined in January 2025 that a payout of 70% of the target amount for each NEO was appropriate.

Under the cash incentive program, the Human Capital Committee retains discretion to pay or eliminate bonuses, including payments under this program, irrespective of achievement of the pre-established goals. We believe that maintaining this flexibility is helpful in ensuring that executive officers are neither rewarded nor penalized as a result of unusual circumstances not foreseeable at the time the goals were developed.

Based on the performance results described above, actual cash incentive program awards paid to the NEOs who were active at the end of 2024 were as follows:

Name	2024 Target Bonus Opportunity (%)	2024 Target Bonus Opportunity ($)	Final Funding (as a % of Target)	2024 Cash Incentive Payout ($)
Michael Egholm, Ph.D.	100%	$700,000	70%	$490,000
Alex Kim	60%	$300,000	70%	$210,000
Sean Mackay[1]	60%	$285,000	70%	$122,979

(1)   Mr. Mackay's award was prorated based on his May 2024 hire date.

2024 Long-Term Equity Incentives

Our long-term incentive program is designed to align executive compensation with stockholder interests by emphasizing equity awards that support sustained value creation. The program includes a mix of stock options and time-based RSUs to encourage a focus on long-term performance and strategic execution.

Stock options reward executives for driving stock price appreciation, ensuring their interests are directly tied to stockholder value. Stock options vest 25% after one year, and monthly for three years thereafter.

RSUs provide a variable equity component, with their ultimate value fluctuating based on the Company's stock price performance over the vesting period. RSUs vest quarterly over four years.

Together, these elements create a balanced approach that motivates leadership to deliver strong, long-term results while maintaining a direct connection to stockholder outcomes.

When determining the appropriate equity awards for our executive officers, the Human Capital Committee considers many factors, including, but not limited to, competitive market data on both a target value and grant size as a percentage of Company basis, Company and individual performance, prior awards issued to executives, and overall resulting dilution from equity granted. The 2024 equity awards were developed to motivate and retain the executive officers, in addition to aligning their compensation with stockholder interests. To accomplish this, a significant portion of the 2024 awards were delivered via stock options to ensure executives realize value with growth in the Company's stock price. The 2024 awards also incorporated RSUs, which promote both long-term value creation for our stockholders and retention for our executive officers. The table below shows the equity awards granted for fiscal year 2024 for each of the NEOs:

	Stock Options	RSUs
Name	# Shares	# Shares
Michael Egholm, Ph.D.	2,250,000	1,000,000
Alex Kim	750,000	333,333
Sean Mackay[1]	600,000	600,000
Jeffrey Black[2]	400,000	300,000

(1)   Mr. Mackay's equity award was granted upon his hire date of May 20, 2024.

(2)   Mr. Black resigned from the Company as its Chief Financial Officer, effective August 31, 2024. As a result, he forfeited any unvested shares upon his departure.

Other Compensation Practices, Policies and Guidelines

Stock ownership guidelines.

In addition to the stock ownership guidelines discussed below applicable to our non-employee directors, we maintain stock ownership guidelines for our CEO and other executive officers to further align their interests with the interests of our stockholders, which we review and revise periodically.

Pursuant to the guidelines, which were most recently updated by our Board in January 2023, each executive officer is expected to accumulate and hold a number of shares of our common stock equal to one times the executive officer's base salary (or three times the base salary in the case of our CEO), and to maintain this minimum amount of stock ownership for so long as such individual is an employee of the Company. For purposes of determining stock ownership pursuant to the guidelines, we include shares owned outright and vested in-the-money stock options, but do not include value or shares attributable to unvested time vesting restricted stock, unvested and/or out-of-the money stock options and/or unearned performance shares. Our CEO and executive officers are expected to achieve the applicable level of ownership by the end of the fiscal year that follows the five-year anniversary of the date of the guidelines or the hire date or promotion date for newly eligible employees.

Neither the CEO nor any executive officer is required to purchase shares on the open market in order to comply with the guidelines. In the event such individual falls out of compliance with the guidelines at any time, they will be required to maintain 50% of the shares (net of tax and exercise costs) acquired through the vesting or exercise of awards until the guidelines are again satisfied.

Clawback Policy

In October 2023, our Board adopted a clawback policy as required by SEC rules and the corresponding Nasdaq listing standards. The clawback policy generally provides that we will seek to recover, in the event of a required accounting restatement, excess incentive compensation received by covered officers where that compensation is based on erroneously reported financial information, regardless of fault or misconduct.

Insider Trading Policy and Policy Against Hedging and Pledging

We have adopted an insider trading policy (the "Insider Trading Policy") governing the purchase, sale and/or other dispositions of our securities by all Company personnel, including by our directors, officers, employees and consultants, as well as certain related persons to such individuals, as described further above.

Other Benefits and Perquisites

Our executives receive the same standard benefits available to all employees, including health coverage (medical, dental, pharmacy, and vision), life and disability insurance, retirement savings plans, paid leave for parental, elder care, and bereavement needs, as well as company-recognized holidays and vacation time. To remain competitive in the market, executives are also eligible for additional benefits as part of their total compensation. These may include supplemental life and disability insurance.

Impact of Tax and Accounting

We regularly consider the various tax and accounting implications of our compensation plans. When determining the amount of long-term incentives and equity grants to executives and employees, the compensation costs associated with the grants are reviewed, as required by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718.

While considering tax deductibility as only one of several considerations in determining compensation, the Human Capital Committee believes that the tax deduction limitation should not compromise its ability to structure compensation programs that provide benefits to the Company that outweigh the potential benefit of a tax deduction and, therefore, may approve compensation that is not deductible for tax purposes.

Risks Related to Compensation Practices and Policies

Our Human Capital Committee reviews the risks and rewards associated with our compensation programs. The programs are designed with features that mitigate risk without diminishing the incentive nature of the compensation. We believe our compensation programs encourage and reward prudent business judgment and appropriate risk-taking over the short term and the long term. Our Human Capital Committee regularly evaluates the risks involved with our compensation programs and does not believe that any of our compensation programs create risks that are reasonably likely to have a material adverse effect on us now or in the future. Our Human Capital Committee considered the compensation structure of the Company for its employees including executive officers, which is based on an annual salary, annual bonus (for bonus-eligible employees), and equity incentive compensation in the form of stock options and RSUs. We do not believe that we offer any short-term incentives that would reasonably be expected to result in high-risk actions or conduct by our employees. For example, incentive compensation for executive officers in the form of an annual cash bonus are based on a predetermined formula and management objectives approved by our Human Capital Committee. In addition, annual cash bonus payments are based upon a variety of performance metrics, thereby diversifying the risk associated with any single performance indicator. Accordingly, we believe that we have a balanced pay and performance program that does not promote undue or excessive risk taking.

Compensation (Human Capital) Committee Report

The Human Capital Committee of our Board has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K, which appears elsewhere in this proxy statement, with our management. Based on this review and discussion, the Human Capital Committee has recommended to the Board that the Compensation Discussion and Analysis be included in our proxy statement.

The Compensation (Human Capital) Committee

Frank Witney, Ph.D. (Chair)
Eli Casdin
Troy Cox

Report of the Audit Committee

The Audit Committee assists the Board in fulfilling its oversight responsibility over the Company's financial reporting process. It is not the duty of the Audit Committee to plan or conduct audits, to prepare the Company's financial statements, or to assess the Company's internal control over financial reporting. Management has the primary responsibility for preparing the financial statements and assuring their accuracy, effectiveness, and completeness. Management is also responsible for the reporting process, including the system of internal controls. The independent registered public accounting firm is responsible for auditing the Company's financial statements and internal control over financial reporting and expressing its opinion as to whether the statements present fairly, in accordance with U.S. generally accepted accounting principles ("GAAP"), the Company's financial condition, results of operations, and cash flows. However, the Audit Committee reviews and discusses the financial statements with management and the independent registered public accounting firm prior to the presentation of financial statements to our stockholders and, as appropriate, initiates inquiries into various aspects of the Company's financial affairs.

Unless the Audit Committee has reason to question its reliance on management or the independent registered public accounting firm, the members of the Audit Committee necessarily rely on information provided to them by and on the representations made by management and the independent registered public accounting firm. Accordingly, the Audit Committee's oversight does not provide an independent basis to determine that management has applied appropriate accounting and financial reporting principles. Furthermore, the Audit Committee's authority and oversight responsibilities do not independently assure that the audits of the Company's financial statements have been carried out in accordance with standards of the Public Company Accounting Oversight Board ("PCAOB") or that the financial statements are presented in accordance with GAAP.

In this context, the Audit Committee has met and held discussions with management and the independent registered public accounting firm to review the Company's audited 2024 consolidated financial statements (including the quality of the Company's accounting principles). Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with GAAP, and the Audit Committee consulted with management and the independent registered public accounting firm prior to approving the presentation of the audited 2024 consolidated financial statements to stockholders. The Audit Committee discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 1301, *Communications with Audit Committees*, as adopted by the PCAOB.

The Audit Committee has discussed with the independent accountant the independent accountant's independence from the Company and its management. As part of that review, the Audit Committee received the written disclosures and letter required by applicable PCAOB requirements regarding the independent accountant's communications with the Audit Committee concerning independence. Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board, and the Board approved, the Company's audited consolidated financial statements for the year ended December 31, 2024 for filing with the SEC as part of the Company's 2024 Annual Report. The Audit Committee has appointed PwC as the Company's independent registered public accounting firm for the year ending December 31, 2025.

The Audit Committee
Fenel M. Eloi (Chair)
Troy Cox
Kathy Hibbs
Frank Witney, Ph.D.

Executive Officer and Director Compensation

Named Executive Officers

Our NEOs for 2024 were:

Michael Egholm, Ph.D.	Chief Executive Officer, President, and Director
Alex Kim	Chief Financial Officer
Sean Mackay	Chief Business Officer
Jeffrey Black	Former Chief Financial Officer

Summary Compensation Table

The following table shows information concerning the annual compensation for services provided to us by our NEOs for the years ended December 31, 2024, 2023 and 2022.

Name	Year	Salary	Stock Awards[1]	Option Awards[1]	Non-Equity Incentive Plan Compensation[2]	All Other Compensation[3]	Total
Michael Egholm, Ph.D. *President, Chief Executive Officer, and Director*	2024	$686,250	$2,580,000	$ 4,547,486	$490,000	$33,308	$ 8,337,044
	2023	$596,667	$ 560,421	—	$774,000	—	$ 1,931,088
	2022	$373,106	$3,136,336	$12,243,415	$142,472	$ 520	$15,895,848
Alex Kim *Chief Financial Officer[4]*	2024	$485,000	$ 859,999	$ 1,515,829	$210,000	$19,512	$ 3,090,340
	2023	$430,000	$ 186,788	—	$290,000	$ 3,000	$ 909,788
	2022	$298,485	$1,120,121	$ 4,372,645	$ 62,687	$ 3,000	$ 5,856,938
Sean Mackay *Chief Business Officer[5]*	2024	$293,576	$1,548,000	$ 1,212,600	$122,979	—	$ 3,177,155
	2023	—	—	—	—	—	—
	2022	—	—	—	—	—	—
Jeffrey Black *Former Chief Financial Officer[6]*	2024	$291,250	$ 774,000	$ 808,442	—	$16,955	$ 1,890,647
	2023	$259,375	$ 400,000	$ 558,272	$273,900	$ 750	$ 1,492,297
	2022	—	—	—	—	—	—

(1)   The amounts represent the aggregate grant date fair value of equity awards granted in the year indicated, calculated in accordance with FASB ASC Topic 718 without regard to estimated forfeitures. A discussion of the assumptions used in determining grant date fair value may be found in Note 13 to our Financial Statements, included in our 2024 Annual Report.

(2)   The amounts represent performance-based bonuses pursuant to our annual cash incentive program under the Executive Bonus Plan. For a description of our annual cash incentive program, please see the section entitled "*Annual Cash Incentive Program*" below.

(3)   The amounts represent contributions made under the Company's 401(k) defined contribution plan.

(4)   Mr. Kim was appointed as the Company's Interim Chief Financial Officer in September 2024 and as the Company's fulltime Chief Financial Officer in November 2024 and previously served as the Company's Chief Operating Officer.

(5)   Mr. Mackay was appointed as the Company's Chief Business Officer in May 2024.

(6)   Mr. Black was appointed as the Company's Chief Financial Officer in May 2023 and resigned as the Company's Chief Financial Officer, effective in August 2024.

Performance-Based Awards

On April 11, 2023, Dr. Egholm and Mr. Kim were each granted a target of 231,579 and 77,185 performance-based RSUs (the "PSUs") under the 2011 Plan, with each PSU representing the right, upon achievement of certain pre-established performance criteria, to receive one share of common stock, subject to certain vesting conditions and continued employment. On April 5, 2024, the Board authorized and approved, at the recommendation of the Human Capital Committee, the vesting of the PSUs to Dr. Egholm and Mr. Kim in the amount of 212,126 shares and 70,702 shares, respectively, based on the Human Capital Committee's determination that 91.6% of the PSU performance goals had been achieved. The PSUs fully vested as of March 31, 2024.

2024 Fiscal Year Grants of Plan-Based Awards

The following table shows information regarding grants of non-equity incentive plan awards and grants of equity awards that we made during the fiscal year ended December 31, 2024 to each of our NEOs.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Target ($)[1]	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[2]
Michael Egholm, Ph.D.	5/20/2024	700,000	1,000,000[3]	2,250,000[4]	2.58	7,127,486
Alex Kim	5/20/2024	300,000	750,000[3]	333,333[4]	2.58	2,375,828
Sean Mackay	5/20/2024	285,000	600,000[3]	600,000[4]	2.58	2,760,600
Jeffrey Black	5/20/2024	270,000	300,000[3][5]	400,000[4][5]	2.58	1,582,442

(1) Represents the potential 2024 cash incentive bonus payouts assuming target achievement of goals, based upon the NEO's cash incentive bonus target and base salary in effect on December 31, 2024. No minimum threshold amount or maximum amount beyond the target amount was established. See the column entitled "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table for the cash incentive bonuses earned by the NEOs in 2024. See "Compensation Discussion and Analysis — Components of Executive Compensation — Annual Performance-Based Cash Incentive Compensation" for a description of our 2011 Equity Incentive Plan.

(2) The amount represents the grant date fair value for RSU awards and options computed in accordance with ASC 718. A discussion of our methodology for determining grant date fair value may be found in Note 13 in our consolidated financial statements included in our 2024 Annual Report.

(3) The RSUs vested as to 1/16th of the RSUs on August 20, 2024, with the remaining RSUs vesting in equal quarterly installments over four years thereafter, subject to continued service through the applicable vesting date.

(4) The shares underlying this option vested as to 1/16th of the underlying shares on August 20, 2024, with the remaining shares vesting in equal quarterly installments over four years thereafter, subject to continued service through the applicable vesting date.

(5) Mr. Black resigned from the Company effective as of August 31, 2024 and forfeited any outstanding equity awards as of that date.

Narrative to the Summary Compensation Table and Grant of Plan-Based Awards Table

Employment Agreements

Offer Letter with Dr. Egholm. In January 2022, Dr. Egholm and the Company entered into an agreement pursuant to which he was appointed as the Company's President and CEO (the "Egholm Letter") on April 4, 2022.

Pursuant to the Egholm Letter, Dr. Egholm serves as our CEO and President on an at-will basis, his annual base salary in 2022 was $500,000 (which was increased to $645,000 effective as of April 1, 2023 and again increased to $700,000 effective as of April 1, 2024), and he is eligible to receive an annual bonus with a target level of 100% of his base salary.

Pursuant to the Egholm Letter, Dr. Egholm received a one-time "staking grant" of nonqualified stock options (the "Egholm Option Award") to purchase 4,529,773 shares of the Company's common stock with a per share exercise price of $3.99. 25% of the shares subject to this award vested on the first anniversary of the vesting commencement date, and the remaining 75% vests in equal monthly installments over the next three years, subject to his continued employment with the Company, other than in the event of his Death/Disability as described below.

In addition, pursuant to the Egholm Letter, Dr. Egholm received a "staking grant" of 786,049 RSUs (the "Egholm RSU Award"). 25% of the Egholm RSU Award vested on the first anniversary of the vesting commencement date, and the remaining 75% vests in equal annual installments over the next three years, subject to his continued employment with the Company, other than in the event of his Death/Disability as described below. Additionally, effective as of Dr. Egholm's start date he received an additional grant of 632 RSUs, which have the same vesting terms as indicated above with respect to the Egholm RSU Award.

If Dr. Egholm's employment is terminated due to his death or "disability" (as defined in the 2023 Standard BioTools Severance Plan) ("Death/Disability"), a number of unvested shares underlying the Egholm Option Award and the Egholm RSU Award (if any), that otherwise would vest during the period between the termination date and the one-year anniversary of the termination date immediately will vest.

Dr. Egholm participates in the 2023 Standard BioTools Severance Plan, as discussed below.

Offer Letter with Mr. Kim. In January 2022, the Company entered into an agreement with Mr. Kim pursuant to which he was appointed the Company's Chief Operating Officer (the "Kim Letter") on April 4, 2022. Mr. Kim has served as the Company's Chief Financial Officer since November 11, 2024, after previously serving as Interim Chief Financial Officer since September 1, 2024.

Pursuant to the Kim Letter, Mr. Kim serves the Company on an at-will basis, his annual base salary was $400,000 in 2022 (which was increased to $440,000 effective as of April 1, 2023 and again increased to $500,000 effective as of April 1, 2024 and again increased to $515,000 as of April 1, 2025), and he was eligible to receive an annual bonus with a target level of 55% of his base salary in 2023 (which was increased to 60% effective as of April 1, 2024). In addition, the Company agreed to reimburse Mr. Kim for relocation expenses up to $150,000.

Pursuant to the Kim Letter, Mr. Kim received nonqualified stock options (the "Kim Option Award") to purchase 1,617,775 shares of common stock, with an exercise price per share of $3.99. 25% of the shares subject to the Kim Option Award vested on the first anniversary of Mr. Kim's start date, and the remaining 75% vests in equal monthly installments over the next three years, subject to his continued employment with the Company, other than in the event of his Death/Disability as described below.

In addition, pursuant to the Kim Letter, Mr. Kim received 280,732 RSUs (the "Kim RSU Award"). 25% of the Kim RSU Award vested on the first anniversary of the vesting commencement date and the remaining 75% vests in equal annual installments over three years, subject to his continued employment with the Company, other than in the event of his Death/Disability as described below.

If Mr. Kim's employment is terminated due to his Death/Disability, a number of unvested shares underlying the Kim Option Award and Kim RSU Award (if any) that otherwise would vest during the period between the termination date and the one-year anniversary of the termination date immediately will vest.

Mr. Kim participates in the 2024 Standard BioTools Severance Plan, as discussed below.

Offer Letter with Mr. Mackay. In May 2024, the Company entered into an agreement with Mr. Mackay pursuant to which he was appointed Chief Business Officer of the Company (the "Mackay Letter") on May 20, 2024.

Pursuant to the Mackay Letter, Mr. Mackay serves as the Company's Chief Commercial Officer on an at-will basis, his 2024 annual base salary was $475,000 (which was increased to $489,250 effective as of April 1, 2025) and he is eligible to receive an annual bonus with a target level of 60% of his base salary.

Pursuant to the Mackay Letter, Mr. Mackay received nonqualified stock options (the "Mackay Option Award") to purchase 600,000 shares of common stock, with an exercise price per share of $3.99. 25% of the shares subject to the Mackay Option Award vested on the first anniversary of the vesting commencement date, and the remaining 75% vests in equal monthly installments over the next three years, subject to his continued employment with the Company, other than in the event of his Death/Disability as described below.

Pursuant to the Mackay Letter, Mr. Mackay received 600,000 RSUs (the "Mackay RSU Award"). 25% of the shares subject to the Mackay RSU Award vest on the first anniversary of the vesting commencement date, and the remaining 75% vests every three months over the next three years, subject to his continued employment with the Company, other than in the event of his Death/Disability.

If Mr. Mackay's employment is terminated due to his Death/Disability, a number of unvested shares underlying the Mackay RSU Award (if any) that otherwise would vest during the period between the termination date and the one-year anniversary of the termination date immediately will vest.

Mr. Mackay participates in the 2024 Standard BioTools Severance Plan, as discussed below.

Offer Letter with Mr. Black. In May 2023, the Company entered into an agreement with Mr. Black pursuant to which he was appointed as the Company's Chief Financial Officer (the "Black Letter") on May 15, 2023.

Pursuant to the Black Letter, Mr. Black served as our Chief Financial Officer on an at-will basis, his annual base salary in 2023 was $415,000 (which was increased to $450,000 effective as of April 1, 2024), and he was eligible to receive an annual bonus with a target level of 55% of his base salary in 2023 (which was increased to 60% effective as of April 1, 2024).

Pursuant to the Black Letter, Mr. Black received nonqualified stock options (the "Black Option Award") to purchase 400,000 shares of common stock, with an exercise price per share of $1.90. 25% of the shares subject to the Black Option Award vested on the first anniversary of the vesting commencement date, and the remaining 75% vested in equal monthly installments thereafter until vesting terminated in August 2024 in connection with Mr. Black's resignation.

In addition, pursuant to the Black Letter, Mr. Black received 210,526 RSUs (the "Black RSU Award"). 25% of the shares subject to the Black RSU Award vested on the first anniversary of the vesting commencement date, and the remaining 75% vested in equal installments every three months thereafter until vesting terminated in August 2024 in connection with Mr. Black's resignation.

Mr. Black's employment ended effective as of August 31, 2024.

Annual Cash Incentive Program

Our cash incentive program, which is adopted annually by the Human Capital Committee pursuant to our Executive Bonus Plan, is intended to provide a significant portion of our executive officers' potential compensation. Our cash incentive program is performance-based and designed to ensure that our executive officers are focused on our near-term performance—generally as measured by revenue and cash goals established in our annual operating plan. We believe the program supports our "pay-for-performance" culture.

In early 2024, our Human Capital Committee, in conjunction with our compensation consultant, Pearl Meyer, reviewed our annual cash incentive program to ensure its focus on the Company's strategic imperatives and alignment with stockholder interests. The Human Capital Committee structured the 2024 Cash Incentive Program with the financial objectives of incentivizing revenue growth and annualized cost synergies.

Target incentive opportunities for the executive officers are reviewed annually to ensure they are competitive as compared to our peer group and are based on annual base salary. The 2024 base salary, target cash incentive percentage, and target cash incentive amount under our 2024 Cash Incentive Program for each NEO are set forth in the CD&A above.

Policies and Procedures Related to the Grant of Certain Equity Awards

Historically, our Human Capital Committee has granted equity awards to new executive officers upon commencement of their employment and has considered providing additional grants to existing executive officers annually based on our overall individual and corporate performance. These options and RSUs generally vest based on continued service over four years, which is designed to ensure increased retention of our executive officers.

Our equity awards, including stock options, are granted in connection with our yearly compensation cycle and regularly scheduled meetings of the compensation committee. Historically, our practice was to make annual award grants in the third quarter of each fiscal year. Beginning in 2025, we adjusted our practice to make annual award grants in the first quarter of each fiscal year. Our policy is to not grant stock options or similar awards in anticipation of the release of material non-public information and to not time the release of material non-public information based on equity award grant date, but some option grants may be granted close in time to the release of material non-public information to the extent those options are being granted upon hiring of new executive officers or in connection with annual grants being made as part of our director compensation policy. Additionally, from time to time, we may make certain award grants to new employees and existing employees related to retention and recognition. During the year ended December 31, 2024, we did not time the disclosure of material non-public information for the purpose of affecting the value of executive compensation, and none of our NEOs were awarded options with an effective grant date during any period beginning four business days before the filing or furnishing of a Form 10-Q, Form 10-K, or Form 8-K that disclosed material non-public information, and ending one business day after the filing or furnishing of such reports.

Outstanding Equity Awards at Fiscal Year-End for 2024

The following table presents information concerning unexercised options and unvested stock awards outstanding as of December 31, 2024 for each NEO. Vesting in all instances is subject to the NEO's continued service through the applicable vesting date, except in the event of the Death/Disability of Dr. Egholm, Mr. Kim or Mr. Mackay, as described herein. Mr. Black's employment ended effective as of August 31, 2024 and his outstanding equity awards expired prior to December 31, 2024.

Name	Stock Options	Stock Awards					
	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares that Have Not Vested	Market Value of Shares that Have Not Vested[1]
	3,019,853[2]	1,509,920[2]	—	$3.99	4/4/2032	—	—
Michael Egholm, Ph.D.	—	—	—	—	—	393,025[3]	$ 687,794
	281,250[4]	1,968,750[4]	—	$2.58	5/19/2034	—	—
	—	—	—	—	—	875,000[5]	$1,531,250
	1,078,524[2]	539,251[2]	—	$3.99	4/4/2032	—	—
Alex Kim	—	—	—	—	—	140,366[3]	$ 245,640
	93,750[4]	656,250[4]	—	2.58	5/19/2034	—	—
	—	—	—	—	—	291,667[5]	$ 510,417
	—	600,000[6]	—	$2.58	5/19/2034	—	—
Sean Mackay	—	—	—	—	—	392,168[7]	$ 686,294
	—	—	—	—	—	207,832[7]	$ 363,706

(1) Based on the closing price of our common stock of $1.75 per share on December 31, 2024, as reported on The Nasdaq Global Select Market, and the number of RSUs and performance-based RSUs that had not vested as of December 31, 2024.

(2) The stock options vest over four years, with 1/4th of the total number of shares subject thereto vested on April 4, 2023, and 1/48th of such shares vesting monthly thereafter until fully vested.

(3) The RSUs vest over four years, with 1/4th of the total number of shares subject thereto vested on April 4, 2023, and 1/4th of such shares vesting every twelve months thereafter until fully vested.

(4) The stock options vest as to 1/16th of the total number of shares subject thereto vested on August 20, 2024, with the remaining shares vesting in equal quarterly installments thereafter until fully vested.

(5) The RSUs vest as to 1/16th of the total number of shares subject thereto vested on August 20, 2024, with the remaining shares vesting in equally quarterly installments thereafter until fully vested.

(6) The stock options vest as to 25% of the total number of shares subject thereto vesting on May 20, 2025, with the remaining shares vesting in 12 equal quarterly installments thereafter until fully vested.

(7) The RSUs vest as to 1/4 of the total number of shares subject thereto vesting on May 20, 2025, with the remaining shares vesting in 12 equal quarterly installments thereafter until fully vested.

Option Exercises and Stock Vested in 2024

The following table shows information regarding exercises of options to purchase our common stock and vesting of stock awards held by each of our NEOs during the fiscal year ended December 31, 2024.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Michael Egholm, Ph.D.	—	—	533,638	$1,311,333
Alex Kim	—	—	182,551	$ 449,538
Sean Mackay	—	—	—	—
Jeffrey Black	125,003	$35,001	84,538	$ 189,889

(1) Amounts shown in this column do not necessarily represent actual value realized from the sale of the shares acquired upon exercise of options because in many cases the shares are not sold on exercise but continue to be held by the executive officer exercising the option. The amounts shown represent the difference between the option exercise price and the market price on the date of exercise, which is the amount that would have been realized if the shares had been sold immediately upon exercise.

(2) The value realized is calculated by multiplying the number of vested shares by the closing price of our common stock on the Nasdaq Global Select Market on the applicable vesting date.

Pension Benefits

We do not have any qualified or non-qualified defined benefit plans.

Nonqualified Deferred Compensation

We do not have any nonqualified defined contribution plans or other deferred compensation plan.

Employee Benefits

Our NEOs participate in employee benefit programs available to our employees generally, including medical, vision and dental insurance, a relocation program, and a tax-qualified 401(k) plan.

Potential Payments Upon Termination or Change of Control

The following table sets out the estimated potential payments upon termination or a change in control for each of our NEOs, based on the assumptions discussed above and assuming such event occurred on December 31, 2024, the last business day of 2024. In accordance with SEC rules, the potential payments were determined under the terms of our contracts, agreements, plans and arrangements as in effect on December 31, 2024. The tables do not include any previously vested equity awards or accrued benefits. Because the payments to be made to an NEO depend on several factors, the actual amounts to be paid out upon a triggering event can only be determined at the time of the triggering event. Mr. Black resigned from the Company effective as of August 31, 2024 and did not receive any severance in connection with the termination of his employment under his employment agreement, and therefore, is not included in the table below.

Named Executive Officer	Executive Benefits and Payments Upon Termination	Change in Control and Involuntary Termination Without Cause or for Good Reason ($)[1]	Involuntary Termination Without Cause or for Good Reason ($)[1]	Death or Disability ($)[1]
Michael Egholm, Ph.D.	Base Salary	2,450,000	1,400,000	2,450,000
	Bonus	700,000	—	700,000
	Stock option and RSU acceleration	2,219,043.75	781,396	2,219,043.75
	COBRA benefits	109,254.90	43,701.96	—
	Total	5,478,298.65	2,225,097.96	5,369,043.75
Alex Kim	Base Salary	1,081,500	515,000	1,081,500
	Bonus	309,000	309,000	309,000
	Stock option and RSU acceleration	756,057.75	756,057.75	756,057.75
	COBRA benefits	52,411.38	34,960.92	—
	Total	2,198,969.13	1,615,018.67	2,146,557.75
Sean Mackay	Base Salary	997,500	475,000	997,500
	Bonus	285,000	285,000	285,000
	Stock option and RSU acceleration	1,050,000	1,050,000	1,050,000
	COBRA benefits	65,552.94	43,701.96	—
	Total	2,398,052.94	1,853,701.96	2,332,500

(1)   The value of the vesting acceleration for RSUs was calculated by multiplying the number of RSUs subject to acceleration as of December 31, 2024 by the closing price of our common stock on the Nasdaq Global Select Market on December 31, 2024, the last trading day of the 2024 fiscal year, of $1.75. The value of vesting acceleration for stock options was calculated by multiplying the number of unvested stock options subject to acceleration as of December 31, 2024 by the difference between (i) the closing price of our common stock on the Nasdaq Global Select Market on December 31, 2024, the last trading day of the 2024 fiscal year, of $1.75 and (ii) the respective exercise price of such stock options.

2024 Severance Plan

On August 27, 2024, the Human Capital Committee approved the 2024 Change of Control and Severance Plan and entered into 2024 Change of Control and Severance Plan Participation Agreements (together, the "2024 Standard BioTools Severance Plan"), with each of Alex Kim and Sean Mackay (the "Standard BioTools Non-CEO Executives"). Each of the Standard BioTools Non-CEO Executives is eligible to receive certain payments and benefits under the 2024 Standard BioTools Severance Plan in the event that the Standard BioTools Non-CEO Executive's employment with Standard BioTools is terminated without "cause," or the Standard BioTools Non-CEO Executive terminates their employment with Standard BioTools for "good reason" (each as defined in the 2024 Standard BioTools Severance Plan).

Termination of Employment Other than for Cause or upon Death or Disability under the 2024 Standard BioTools Severance Plan

Under the 2024 Standard BioTools Severance Plan, if the Standard BioTools Non-CEO Executive's employment is terminated outside of the period beginning three months before a change of control and ending 12 months after a change of control (such period, the "Change of Control Period") for a reason other than cause or the Standard BioTools Non-CEO Executive's death or disability, the Standard BioTools Non-CEO Executive will be entitled to receive the following severance benefits:

- Continued payments (less applicable withholdings) totaling 100% of the Standard BioTools Non-CEO Executive's annual base salary in effect as of the date of termination in equal installments over a period of 12 months.

- Reimbursement of costs of continued health coverage for the Standard BioTools Non-CEO Executive, the Standard BioTools Non-CEO Executive's spouse, and/or the Standard BioTools Non-CEO Executive's dependents, as applicable, for a period of up to 12 months.

- Reasonable outplacement services in accordance with any applicable policy of Standard BioTools that is in effect as of the Standard BioTools Non-CEO Executive's termination (or if no such policy is in effect, as determined by Standard BioTools).

- 100% vesting acceleration of a number of unvested shares underlying the Standard BioTools Non-CEO Executive's then-outstanding unvested equity awards, provided that, if an equity award is to vest and/or the amount of the award to vest is to be determined based on the achievement of performance criteria, then, unless expressly otherwise provided in the applicable equity award agreement, 100% of such equity award will vest assuming the applicable performance criteria had been achieved at target levels for the relevant performance period(s)

Termination of Employment without Cause or for Good Reason Following a Change of Control under the 2024 Standard BioTools Severance Plan

Under the 2024 Standard BioTools Severance Plan, if the executive's employment is terminated within the Change of Control Period either (i) by Standard BioTools for a reason other than cause or the Standard BioTools Non-CEO Executive's death or disability or (ii) by the Standard BioTools Non-CEO Executive for good reason, the Standard BioTools Non-CEO Executive will be entitled to receive the following severance benefits:

- A lump-sum payment (less applicable withholdings) totaling 150% of the sum of (x) the Standard BioTools Non-CEO Executive's annual base salary (as in effect immediately before termination or immediately before the Change of Control, whichever is higher) plus (y) the greater of (A) the Standard BioTools Non-CEO Executive's annual target cash incentive (as in effect immediately before termination or immediately before the Change of Control, whichever is higher) or (B) the average of the annual cash incentives actually paid to the Standard BioTools Non-CEO Executive's for the three fiscal years preceding the year in which his or her termination occurs.

- A pro-rated payment of the Standard BioTools Non-CEO Executive's annual target bonus immediately prior to the change of control or the termination, whichever is greater.

- Reimbursement of costs for continued health coverage for the Standard BioTools Non-CEO Executive, the Standard BioTools Non-CEO Executive's spouse, and/or the Standard BioTools Non-CEO Executive's dependents, as applicable, for a period of up to 18 months.

- 100% vesting acceleration of the Standard BioTools Non-CEO Executive's then-outstanding and unvested equity awards, provided that, if an equity award is to vest and/or the amount of the award to vest is to be determined based on the achievement of performance criteria, then, unless otherwise provided in the applicable equity award agreement, 100% of such equity award will vest assuming the applicable performance criteria had been achieved at target levels for the relevant performance period(s).

2023 Severance Plan

Standard BioTools previously adopted the 2023 Change of Control and Severance Plan and entered into 2023 Change of Control and Severance Plan Participation Agreements (together, the "2023 Standard BioTools Severance Plan"), including with Dr. Egholm. Dr. Egholm is eligible to receive certain payments and benefits under the 2023 Standard BioTools Severance Plan in the event that Dr. Egholm's employment with Standard BioTools is terminated without "cause," or Dr. Egholm terminates his employment with Standard BioTools for "good reason" (each as defined in the 2023 Standard BioTools Severance Plan).

Termination of Employment Other than for Cause or upon Death or Disability under the 2023 Standard BioTools Severance Plan

Under the 2023 Standard BioTools Severance Plan, if Dr. Egholm's employment is terminated outside of the Change of Control Period for a reason other than cause or Dr. Egholm's death or disability, the Dr. Egholm will be entitled to receive the following severance benefits:

- Continued payments (less applicable withholdings) totaling 200% of Dr. Egholm's annual base salary in effect as of the date of termination in equal installments over a period of 24 months.

- Reimbursement of costs of continued health coverage for the Dr. Egholm, his spouse, and/or his dependents, as applicable, for a period of up to 12 months.

- Reasonable outplacement services in accordance with any applicable policy of Standard BioTools that is in effect as of Dr. Egholm's termination (or if no such policy is in effect, as determined by Standard BioTools).

- 100% vesting acceleration of a number of unvested shares underlying Dr. Egholm's then-outstanding equity awards that otherwise would vest during the period between his termination date and the one-year anniversary of his termination date (with the remainder forfeited on termination).

Termination of Employment without Cause or for Good Reason Following a Change of Control under the 2023 Standard BioTools Severance Plan

Under the 2023 Standard BioTools Severance Plan, if Dr. Egholm's employment is terminated within the Change of Control Period either (i) by Standard BioTools for a reason other than cause or Dr. Egholm's death or disability or (ii) by Dr. Egholm for good reason, Dr. Egholm will be entitled to receive the following severance benefits:

- A lump-sum payment (less applicable withholdings) totaling 250% of the sum of (x) Dr. Egholm's annual base salary (as in effect immediately before termination or immediately before the change of control, whichever is higher) plus (y) the greater of (A) Dr. Egholm's annual target bonus (as in effect immediately before termination or immediately before the change of control, whichever is higher) or (B) the average of the annual bonuses actually paid to Dr. Egholm for the three fiscal years preceding the year in which termination occurs.

- A pro-rated payment of Dr. Egholm's annual target bonus in effect at the time of the change of control.

- Reimbursement of costs for continued health coverage for the Dr. Egholm, his spouse, and/or his dependents, as applicable, for a period of up to 30 months.

- 100% vesting acceleration of Dr. Egholm's then-outstanding and unvested equity awards, provided that, if an equity award is to vest and/or the amount of the award to vest is to be determined based on the achievement of performance criteria, then, unless otherwise provided in the applicable equity award agreement, 100% of such equity award will vest assuming the applicable performance criteria had been achieved at target levels for the relevant performance period(s).

- Reasonable outplacement services in accordance with any applicable policy of Standard BioTools that is in effect as of the executive's termination (or if no such policy is in effect, as determined by Standard BioTools), except that such outplacement services will be in no case less than the outplacement services provided under any applicable policy of Standard BioTools that is in effect immediately prior to the applicable change of control.

Conditions to the Receipt of Severance Benefits under the 2024 and 2023 Standard BioTools Severance Plans

The severance payments and benefits described above are conditioned upon each of the Standard BioTools Non-CEO Executives' and Dr. Egholm's (collectively, the "Standard BioTools Executives") timely execution and non-revocation of a separation and release of claims agreement in a form reasonably satisfactory to Standard BioTools within the period set forth in the 2023 Standard

BioTools Severance Plan or the 2024 Standard BioTools Severance Plan (together, the "Standard BioTools Severance Plans"), as applicable, and compliance with any confidentiality, proprietary information and inventions assignment agreement and any other appropriate agreement between the Standard BioTools Executive and Standard BioTools.

Other Termination of Employment under the 2024 and 2023 Standard BioTools Severance Plans

If a Standard BioTools Executives' employment is terminated for any reason other than by Standard BioTools without cause or by the Standard BioTools Executive for good reason (including by reason of death or disability), the Standard BioTools Executive will only be entitled to receive any amounts earned or accrued but unpaid as of the date of termination in accordance with Standard BioTools' normal policies and practices, including any salary, bonus or incentive compensation with respect to the calendar year prior to the year of termination, business expenses incurred in the performance of the Standard BioTools Executive's duties, and vacation pay.

280G Cutback under the 2024 and 2023 Standard BioTools Severance Plans

All payments to a Standard BioTools Executive, as applicable, under the applicable Standard BioTools Severance Plan, including, without limitation, the payment of severance benefits or the accelerated vesting of equity, will be reduced or adjusted to avoid triggering the excise tax imposed by Section 4999 of the Internal Revenue Code (the "Code"), if such adjustment would result in the provision of a greater total benefit, on a net after-tax basis (after taking into account taking any applicable federal, state and local income taxes and the excise tax imposed by Section 4999), to the Standard BioTools Executive.

Termination of the 2024 and 2023 Standard BioTools Severance Plans

The Standard BioTools Severance Plans each have an initial three-year term ending on August 4, 2026 and July 24, 2026, respectively.

Compensation of Non-Employee Directors Compensation Policy

We have a non-employee director compensation policy (the "Compensation Policy"), adopted in April 2024, pursuant to which non-employee directors receive an annual retainer for service on our Board and an annual retainer for service on committees of the Board as set forth below. Prior to April 2024, we had an outside director equity compensation policy and our Board approved cash compensation terms for outside directors, with substantially similar terms to the Compensation Policy, other than certain amendments to the annual cash retainer for each non-employee director, certain amendments to the initial equity awards and annual equity awards for non-employee directors, and the addition of the annual equity award to the Chairperson, as described below.

Current Compensation Policy

Annual cash retainer for each non-employee director	$50,000
Additional cash retainer for Chairperson of the Board	$50,000
Annual cash retainer for each Audit Committee member	$10,000
Annual cash retainer for each Human Capital Committee member	$ 7,000
Annual cash retainer for each Nominating and Corporate Governance Committee member	$ 5,000
Annual cash retainer for chairing the Audit Committee	$10,000
Annual cash retainer for chairing the Human Capital Committee	$ 8,000
Annual cash retainer for chairing the Nominating and Corporate Governance Committee	$ 5,000

The Compensation Policy also provides for the granting of equity compensation to non-employee directors under our 2011 Plan, as set forth below:

Type of Award	Description	Grant Date Value:	
		RSUs	Stock Options
Initial Awards	Granted to new non-employee directors upon initial election / appointment	—	$350,000
Annual Awards	Granted to continuing non-employee directors on the date of each annual meeting of the Company's stockholders	$100,000	$100,000
Chairperson Annual Award	Granted to continuing non-employee director for chairing the Board on the date of each annual meeting of the Company's stockholders	—	$ 50,000

Non-employee directors are eligible to receive all types of awards under the 2011 Plan except for incentive stock options and may receive discretionary awards not covered by the Compensation Policy.

The exercise price of all stock options granted pursuant to the Compensation Policy will be 100% of the fair market value of our common stock on the date of grant and the term of all stock options will be ten years.

All awards granted to non-employee directors under the 2011 Plan are subject to vesting, conditioned upon the recipient's continued service on the Board through the applicable vesting date, as set forth below.

- Initial option awards vest and become exercisable in four equal annual installments.

- Annual option awards and Chairperson annual awards vest and become exercisable in 12 equal monthly installments.

- Annual RSU awards vest in full on the earlier to occur of (i) the first anniversary of the grant date and (ii) one day prior to the date of the Company's next annual meeting of stockholders.

Pursuant to the Compensation Policy, in the event of a Change of Control as defined in the 2011 Plan, all unvested equity awards then held by non-employee directors will become 100% fully vested as of the closing of the Change in Control.

RSUs in Lieu of Cash and RSU Deferral

Non-employee directors have the option to elect to receive an RSU award in lieu of 100% of their annual cash retainers payable for services to be rendered as a non-employee director, Chairperson of the Board, or Chair or member of any Board committee. RSUs elected in lieu of payments in cash vest quarterly during the service year but settlement of such RSUs can be deferred as described below.

Each non-employee director may elect to defer settlement of his or her RSU grants until the earlier of the termination of his or her service on our Board or a qualifying change in control.

Non-Employee Director Stock Ownership Guidelines

In addition to the stock ownership guidelines discussed above applicable to our CEO and other executive officers, we maintain stock ownership guidelines for our non-employee directors to further align their interests with the interests of our stockholders, which we review and revise periodically.

Pursuant to the guidelines, which were most recently updated by our Board in January 2023, each non-employee director is expected to accumulate and hold a number of shares of our common stock equal to four times his or her Board cash retainer, and to maintain this minimum amount of stock ownership during the director's tenure on the Board. For purposes of determining stock ownership pursuant to the guidelines, we include shares owned outright and vested in-the-money stock options, but do not include value or shares attributable to unvested time vesting restricted stock, unvested and/or out-of-the money stock options and/or unearned performance shares. Our non-employee directors are expected to achieve the applicable level of ownership by the end of the fiscal year that follows the five-year anniversary of the date of the guidelines or the date a newly appointed non-employee director joins the Board.

Non-employee directors are not required to purchase shares on the open market in order to comply with the guidelines. In the event a non-employee director falls out of compliance with the guidelines at any time, they will be required to maintain 50% of the shares (net of tax and exercise costs) acquired through the vesting or exercise of awards until the guidelines are again satisfied.

2024 Director Compensation

The following table sets forth information concerning compensation paid or accrued for services rendered to us by members of our Board for the year ended December 31, 2024. The table excludes Dr. Egholm, who was a named executive officer during 2024, and did not receive any compensation from us in his role as a director in 2024.

Name	Fees Earned or Paid in Cash	Stock Awards[1]	Option Awards[1]	Total
Thomas Carey	$108,750	$76,337	$150,000	$335,087
Eli Casdin[2]	$ 60,750	$76,337	$100,000	$237,087
Laura Clague[3]	—	—	—	—
Troy Cox	$ 65,750	$76,337	$100,000	$242,087
Fenel M. Eloi	$ 68,750	$76,337	$100,000	$245,087
Kathy Hibbs	$ 63,750	$76,337	$100,000	$240,087
Martin Madaus, Ph.D.[3]	—	—	—	—
Carlos Paya, M.D., Ph.D.[3]	—	—	—	—
Frank Witney, Ph.D.	$ 73,750	$76,337	$100,000	$250,087

(1)   Amounts represent the aggregate grant date fair value of the option award and RSU awards, as applicable, calculated in accordance with Financial Accounting Standards Board ASC Topic 718, Stock Compensation, as amended, without regard to estimated forfeitures. See Note 13 of the notes to our audited consolidated financial statements included in our 2024 Annual Report for a discussion of valuation assumptions made in determining the grant date fair value and compensation expense of our stock options and RSU awards.

(2)   Mr. Casdin's fees earned or paid in cash reflects RSUs elected to be received in lieu of $60,750 cash fees for 2024.

(3)   Ms. Clague, Dr. Madaus, and Dr. Paya stepped down from the Board on January 5, 2024.

Director Equity Awards

The aggregate numbers of shares underlying stock options and RSUs outstanding at December 31, 2024 for each non-employee director were as follows:

Name	Aggregate Number of Shares Underlying Stock Options Outstanding as of December 31, 2024	Aggregate Number of Shares Underlying RSUs Outstanding as of December 31, 2024
Thomas Carey	314,113	43,128
Eli Casdin	317,653	101,683
Laura M. Clague[1]	136,142	—
Troy Cox	1,320,097	66,854
Fenel M. Eloi	107,593	97,194
Kathy Hibbs	278,007	43,128
Martin D. Madaus, Ph.D.[1]	101,352	—
Carlos V. Paya, M.D., Ph.D.[1]	154,742	—
Frank Witney, Ph.D.	173,565	50,919

(1)   Dr. Paya, Ms. Clague and Dr. Madaus resigned from the Board in January 2024 in connection with our merger with SomaLogic. Upon the effective time of the merger, all outstanding equity awards issued by us and held by such persons became fully vested and the period during which such persons may exercise outstanding options was extended to the full term of the option.

Pay Versus Performance

As required by Item 402(v) of Regulation S-K, we are providing the following table and related disclosures. The information contained in this section shall not be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act.

Pay Versus Performance Table

The following table sets forth the compensation information of our Principal Executive Officer ("PEO"), our former PEO and the average compensation for our other NEOs ("Non-PEO NEOs") and the total stockholder return and net loss for each of fiscal year 2024, 2023, 2022 and 2021. For further information regarding our executive compensation programs, please refer to the sections titled "*Compensation Discussion and Analysis*" and "*Summary Compensation Table*" above.

Year	Summary Compensation Table Total for current PEO[1]	Compensation Actually Paid to current PEO[2]	Summary Compensation Table Total for former PEO[1]	Compensation Actually Paid to former PEO[2]	Average Summary Compensation Table Total for Non-PEO NEOs[3]	Average Compensation Actually Paid to Non-PEO NEOs[2]	Value of Initial Fixed $100 Investment Based On Total Shareholder Return[4]	Value of Initial Fixed $100 Investment Based On Peer Group Total Shareholder Return[5]	Net Loss[6]	Total Revenue[7]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)
2024	$ 8,337,044	$3,790,919	—	—	$2,719,381	$1,550,220	$29.17	$ 93.49	$(138,885,000)	$174,432,000
2023	$ 1,931,088	$6,168,709	—	—	$1,226,547	$1,967,879	$36.83	$ 94.03	$ (74,656,000)	$106,340,000
2022	$15,895,848	$4,280,101	$1,638,601	$(3,291,062)	$3,630,555	$1,328,816	$19.50	$ 89.90	$(190,098,000)	$ 97,948,000
2021	—	—	$3,311,662	$ 2,100,340	$2,153,461	$1,773,821	$63.33	$100.02	$ (59,237,000)	$130,581,000

(1) The dollar amounts reported in columns (b) and (d) represent the amount of total compensation reported for Dr. Egholm (our current PEO) and Mr. Linthwaite (our former PEO) for each corresponding year in the "Total" column of the Summary Compensation Table. Refer to "Summary Compensation Table" above. Dr. Egholm became our CEO in April 2022. Mr. Linthwaite was our CEO in 2021 until his termination in April 2022.

(2) The dollar amounts reported in columns (c), (e) and (g) represent the compensation actually paid to our current PEO, our former PEO and the average compensation paid to our Non-PEO NEOs in each listed year. The compensation actually paid does not mean our PEOs and Non-PEO NEOs earned or were actually paid those amounts in the listed year. In accordance with the requirements of Item 402(v) of Regulation S-K, the adjustments shown in the table below were made to determine the compensation actually paid in the most recent fiscal year:

	Current PEO			Former PEO		Average Non-PEO NEOs			
	2022	2023	2024	2021	2022	2021	2022	2023	2024
Summary compensation table total	$ 15,895,848	$1,931,088	$ 8,337,044	$ 3,311,662	$ 1,638,601	$2,153,461	$ 3,630,555	$1,226,547	$ 2,719,381
Subtract grant date fair value of option and stock awards granted in fiscal year	(15,379,859)	(560,421)	(7,127,250)	(2,677,147)	—	(693,352)	(3,266,402)	(592,207)	(2,239,583)
Add fair value at fiscal year-end of outstanding and unvested option and stock awards granted in fiscal year	3,764,112	511,790	3,874,063	2,596,880	—	672,564	964,663	614,232	1,527,677
Adjust for change in fair value of outstanding and unvested option and stock awards granted in prior fiscal years	—	2,856,901	(1,449,124)	(1,029,776)	(1,716,792)	(327,311)	—	452,051	(517,539)
Add fair value at vesting of option and stock awards granted in fiscal year that vested during fiscal year	—	—	565,625	—	—	—	—	27,451	128,583
Adjust for change in fair value as of vesting date of option and stock awards granted in prior fiscal years for which applicable vesting conditions were satisfied during fiscal year	—	1,429,351	(366,448)	(101,279)	(408,250)	(31,541)	—	239,805	(53,972)
Subtract fair value as of prior fiscal year-end of option and stock awards granted in prior fiscal years that failed to meet applicable vesting conditions during fiscal year	—	—	(42,991)	—	(2,804,621)	—	—	—	(14,327)
Compensation actually paid	$ 4,280,101	$6,168,709	$ 3,790,919	$ 2,100,340	($ 3,291,062)	$1,773,821	$ 1,328,816	$1,967,879	$ 1,550,220

(3) The dollar amounts reported in column (f) represent the average of the amounts reported for the Company's Non-PEO NEOs as a group in each applicable year. Our Non-PEO NEOs in 2024 were Alex Kim, Jeffrey Black and Sean Mackay; our Non-PEO NEOs in 2023 were Jeffrey Black, Alex Kim and Jeremy Davis; our Non-PEO NEOs in 2022 were Alex Kim and Jeremy Davis; and our Non-PEO NEOs in 2021 were Vikram Jog, Colin McCracken, Bradley Kreger and Nicholas Khadder.

(4) Cumulative Total Shareholder Return reported are calculated based on an initial fixed investment of $100 as of December 31, 2020.

(5) The weighted peer group TSR amounts reported in column (i) are weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose consists of the NASDAQ Biotechnology Index, the same peer group used in our 2024 Annual Report.

(6) Dollar amounts reported represent the amount reflected in the Company's audited financial statements for the applicable year.

(7) While the Company uses numerous financial and non-financial performance measures for the purpose of evaluating performance for the Company's compensation programs, the Company has determined that total revenue is the financial performance measure that, in the Company's assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the Pay Versus Performance Table) used by the Company to link compensation actually paid to the Company's NEOs, for the most recently completed fiscal year, to Company performance. For purposes of the above table, "Revenue" refers to the total revenue recognized by the Company in accordance with the ASC 606 under GAAP, as reported in the 2024 Annual Report. This includes all amounts earned from the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services, as determined under ASC 606.

Financial Performance Measures

The most important financial performance measures used by the Company to link executive compensation actually paid to the Company's NEOs, for the most recently completed fiscal year, to the Company's performance are as follows:

(1) Total revenue

(2) Cost synergies

(3) Gross margin expansion

Relationship of Compensation Actually Paid with Total Shareholder Return ("TSR")

The following chart sets forth the relationship between Compensation Actually Paid to our current and former PEOs, the average of Compensation Actually Paid to our Non-PEO NEOs and the Company's cumulative TSR over the four most recently completed fiscal years. The chart also compares the Company's TSR to that of the Nasdaq Biotechnology Composite Index over the same period.



Relationship of Compensation Actually Paid with Net Loss

The following chart sets forth the relationship between Compensation Actually Paid to our current and former PEOs, the average of Compensation Actually Paid to our Non-PEO NEOs and the Company's net Loss over the four most recently completed fiscal years.



Relationship of Compensation Actually Paid with Total Revenue

The following chart sets forth the relationship between Compensation Actually Paid to our current and former PEOs, the average of Compensation Actually Paid to our Non-PEO NEOs and the Company's selected financial measure of total revenue over the four most recently completed fiscal years.



Equity Compensation Plan Information

The following table summarizes the number of outstanding options and RSUs granted to our employees, consultants, and directors, as well as the number of shares of common stock remaining available for future issuance, under all of our equity compensation plans as of December 31, 2024.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders			
2011 Equity Incentive Plan	19,363,686	$2.56	23,640,386
2017 Employee Stock Purchase Plan	—	—	1,064,129
Equity compensation plans not approved by security holders			
2022 Inducement Equity Incentive Plan	8,084,379	$3.87	457,173
2017 Inducement Incentive Plan	58,949	$7.32	1,667
SomaLogic Equity Incentive Plans[1]	25,096,215	$4.93	—
Total	52,603,229	$4.28	25,163,355

(1) Consists of the SomaLogic 2009 Equity Incentive Plan (the "2009 Plan"), the SomaLogic 2017 Equity Incentive Plan (the "2017 Plan"), and the SomaLogic 2021 Omnibus Incentive Plan (the "2021 Plan," and together with the 2009 Plan and 2017 Plan, the "SomaLogic Plans").

Summary Description of the SomaLogic Plans

In connection with our merger with SomaLogic, we assumed each outstanding option to purchase shares of SomaLogic's common stock and each RSU to purchase shares of SomaLogic's common stock (collectively, the "Assumed Equity Awards") under the SomaLogic Plans. Following merger, each Assumed Equity Award, whether vested or unvested, held by continuing SomaLogic employees was converted into options to purchase shares of our common stock or RSUs to purchase shares of our common stock, as applicable, generally on the same terms and conditions applicable immediately prior to the merger, with equitable adjustments to the exercise price per share and number of shares in accordance with the merger exchange ratio.

The SomaLogic Plans are administered by the Human Capital Committee. Awards granted pursuant to the SomaLogic Plans are generally nontransferable except by will or the laws of descent and distribution. The 2017 Plan and 2021 Plan also explicitly provide that no person has or may create a lien on any awards under the SomaLogic Plans. Awards are exercisable (i) during the participant's lifetime only by the participant or (ii) in the event of the participant's death by the legal representative of the participant's estate. Except as provided below, with respect to options granted under the 2009 Plan or 2017 Plan, the exercise price per share of an option may not be reduced after the date of grant and an option cannot be cancelled or surrendered in exchange for an option with a lower exercise price per share or in exchange for cash or other consideration. Notwithstanding the foregoing, the 2021 Plan expressly provides that the exercise price per share of an option may be reduced after the date of grant and/or an option to be cancelled or surrendered in exchange for an option with a lower exercise price per share or in exchange for cash or other consideration, in either case, subject to the terms and conditions and within the limitations of the 2021 Plan.

The SomaLogic Plans provide that in the event of a nonreciprocal transaction between us and the holders of common stock that changes the value per share of common stock such as a stock dividend, stock split, spinoff, rights offering or recapitalization through a large, non-recurring dividend, the number of shares subject the SomaLogic Plans, the number of shares subject to each outstanding award, and the exercise or threshold price of the shares underlying outstanding awards will be proportionately adjusted. The Human Capital Committee may choose one or more permitted approaches with respect to outstanding awards in the event of a "change in control," as further described in each SomaLogic Plan. The grant of any award pursuant to the SomaLogic Plans does not affect in any way our right or power to make adjustments, reclassifications, reorganizations or changes to its capital or business structure, or to merge, consolidate, issue debt or equity securities having preferences or priorities over common stock, dissolve, liquidate, sell or transfer all or any part of its business or assets, or to undertake any other corporate act or proceeding. As of April 15, 2025, 17,622,367 RSUs and options were outstanding under the SomaLogic Plans.

2009 Equity Incentive Plan

The board of directors of SomaLogic (the "SomaLogic Board") adopted the 2009 Plan on November 5, 2009, and SomaLogic's stockholders approved the 2009 Plan on March 20, 2010. The 2009 Plan was terminated on September 22, 2017, when the SomaLogic Board adopted the 2017 Equity Incentive Plan, and no further awards were granted under the 2009 Plan thereafter. The 2009 Plan provided for SomaLogic's ability to grant eligible participants equity and equity-based awards in the form of incentive and nonstatutory stock options, stock appreciation rights, restricted stock, RSUs and other stock-based awards. The 2009 Plan continues to govern the terms and conditions of outstanding awards previously granted under the 2009 Plan.

2017 Equity Incentive Plan

The SomaLogic Board adopted the 2017 Plan on September 22, 2017, and SomaLogic's stockholders approved the 2017 Plan on October 20, 2017. The 2017 Plan provided for SomaLogic's ability to grant eligible participants equity and equity-based awards in the form of incentive and nonstatutory stock options, stock appreciation rights, restricted stock, RSUs and other stock-based awards. Effective as of September 1, 2021, the 2021 Plan was adopted by the SomaLogic Board and the 2017 Plan was terminated and no further awards were granted. The 2017 Plan continues to govern the terms and conditions of outstanding awards previously granted under the 2017 Plan.

2021 Omnibus Incentive Plan

The SomaLogic Board adopted the 2021 Plan and SomaLogic's stockholders approved the 2021 Plan on September 1, 2021. The 2021 Plan provided for SomaLogic's ability to grant eligible participants equity and equity-based awards in the form of incentive and nonstatutory stock options, stock appreciation rights, restricted stock, RSUs and other stock-based awards. The 2021 Plan continues to govern the terms and conditions of outstanding awards previously granted under the 2021 Plan. The Company does not intend to make any further grants under the 2021 Plan.

For additional information about our equity compensation plans, please refer to Note 13 to the consolidated financial statements set forth in our 2024 Annual Report.

Certain Relationships and Related Person Transactions

Related Person Transactions

We describe below transactions and series of similar transactions, since January 1, 2024, to which we were a party or will be a party, in which:

- the amounts involved exceeded or will exceed $120,000; and

- any of our directors, executive officers, or beneficial holders of more than 5% of any class of our voting securities had or will have a direct or indirect material interest.

Series B Exchange

On March 18, 2024, the Company entered into an exchange agreement (the "Exchange Agreement") with the Casdin Private Growth Equity Fund II, L.P. and Casdin Partners Master Fund, L.P. (collectively, "Casdin") and Viking Global Opportunities Illiquid Investments Sub-Master LP and Viking Global Opportunities Drawdown (Aggregator) LP (collectively, "Viking" and, together with Casdin, the "Investors" and individually, an "Investor") Pursuant to the Exchange Agreement, the Investors exchanged (the "Exchange") an aggregate of (i) 127,780 shares of Series B-1 Convertible Preferred Stock (the "Series B-1 Preferred Stock"), and (ii) 127,779 shares of Series B-2 Convertible Preferred Stock (the "Series B-2 Preferred Stock" and, together with the Series B-1 Preferred Stock, the "Series B Preferred Stock") representing all of the outstanding shares of Series B Preferred Stock, for an aggregate of 92,930,553 shares of common stock issued by the Company. The Exchange was completed on March 18, 2024. Following the closing of the Exchange, no shares of Series B Preferred Stock remain outstanding.

License Agreement

The Company previously entered into a license agreement with PerkinElmer Health Sciences, Inc. (now Revvity Health Sciences, Inc. ("Revvity")) pursuant to which the Company granted Revvity a worldwide, non-exclusive, fully paid-up license to certain patents (the "Patents") in fields other than (i) inductively coupled plasma-based mass analysis of atomic elements associated with a biological material, including any elements that are unnaturally bound, directly or indirectly, to such biological material ("Mass Analysis") and (ii) the development, design, manufacture, and use of equipment or associated reagents for such Mass Analysis. The license agreement will terminate on the last expiration date of the Patents, currently expected to be in November 2026, unless earlier terminated pursuant to the terms of the license agreement. Dr. Witney, a member of the Board, also serves on the board of directors of Revvity, Inc. Since January 1, 2024, we incurred $125,000 under the license agreement.

Policy Concerning Audit Committee Approval of Related Person Transactions

Our Board and Audit Committee have adopted a formal written policy that our executive officers, directors, holders of more than 5% of any class of our voting securities, and any member of the immediate family of any of the foregoing persons are not permitted to enter into any transaction with us for which disclosure would be required under Item 404 of Regulation S-K, referred to as a related person transaction, without the review and approval or ratification of our Audit Committee, or other independent members of our Board if it is inappropriate for our Audit Committee to review such transaction due to a conflict of interest. Any related person transaction must be presented to our Audit Committee for review, consideration, and approval or ratification. In approving or rejecting any such related person transaction, our Audit Committee is to consider the relevant facts and circumstances available and deemed relevant to the Audit Committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person's interest in the transaction.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information known to us regarding the beneficial ownership of our common stock as of April 15, 2025 by:

- each person known to us to be the beneficial owner of more than 5% of our outstanding common stock;
- each of our NEOs and directors; and
- all of our executive officers and directors of as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she, or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days and RSUs that vest within 60 days. Shares of common stock issuable upon exercise of options and warrants currently exercisable within 60 days and RSUs that vest within 60 days are deemed outstanding solely for purposes of calculating the percentage of total ownership and total voting power of the beneficial owner thereof.

The beneficial ownership of our common stock is based on 379,793,631 shares of our common stock issued and outstanding as of April 15, 2025.

Unless otherwise indicated, we believe that each person named in the table below has sole voting and investment power with respect to all shares of our common stock beneficially owned by them. Unless otherwise indicated, the business address of each of the following entities or individuals is c/o Standard BioTools Inc., 2 Tower Place, Suite 2000, South San Francisco, CA 94080.

Name of Beneficial Owner	Common Stock Beneficially Owned	Percent of Common Stock Beneficially Owned
5% Stockholders:		
Entities affiliated with Casdin Capital, LLC[1]	76,075,636	20.03%
Entities affiliated with Viking Global Investors LP[2]	58,651,170	15.44%
BlackRock, Inc.[3]	22,452,115	5.91%
Directors and NEOs:		
Thomas Carey[4]	216,262	*
Eli Casdin[5]	80,757,439	21.15%
Troy Cox[6]	1,393,563	*
Michael Egholm, Ph.D.[7]	5,175,758	1.35%
Fenel M. Eloi[8]	163,994	*
Kathy Hibbs[9]	169,081	*
Alex Kim[10]	1,881,476	*
Sean Mackay[11]	344,010	*
Frank Witney, Ph.D.[12]	235,167	*
Jeffrey Black[13]	421,608	*
All current directors and executive officers as a group (9 persons)[14]	90,336,750	23.16%

* Less than one percent

(1) Consists of securities held by Casdin Partners Master Fund, L.P. ("Casdin Master Fund"), Casdin Private Growth Equity Fund II, L.P. ("Casdin Private Growth Fund II"), and Casdin Private Growth Equity Fund, L.P. ("Casdin Private Growth Fund"). Casdin Capital, LLC ("Casdin Capital") is the investment adviser to Casdin Master Fund, Casdin Private Growth Fund II and Casdin Private Growth Fund, Casdin Partners GP, LLC ("Casdin Partners GP") is the general partner of Casdin Master Fund, Casdin Private Growth Equity Fund II GP, LLC ("Casdin Private Growth GP II") is the general partner of Casdin Private Growth Fund II, Casdin Private Growth Equity Fund GP, LLC ("Casdin Private Growth GP") is the general partner of Casdin Private Growth Fund, and Eli Casdin is the managing member of Casdin Capital, Casdin Partners GP, Casdin Private Growth II GP and Casdin Private Growth GP. Represents shared voting and dispositive power held with respect to 59,391,780 shares of common stock held by Casdin Master Fund, 13,939,637 shares of common stock held by Casdin Private Growth Fund II, and 2,744,219 shares of common stock held by Casdin Private Growth Fund. Casdin Capital's address is 1350 Avenue of the Americas, Suite 2600, New York, New York 10019.

(2) This information is based solely on a Schedule 13G/A jointly by Viking Global Investors LP ("VGI"), Viking Global Opportunities Parent GP LLC ("Opportunities Parent"), Viking Global Opportunities GP LLC ("Opportunities GP"), Viking Global Opportunities Portfolio GP LLC ("Opportunities Portfolio GP"), Viking Global Opportunities Illiquid Investments Sub-Master LP (the "Viking Hybrid Fund"), Viking Global Opportunities Drawdown GP LLC ("Drawdown GP"), Viking Global Opportunities Drawdown Portfolio GP LLC ("Drawdown Portfolio GP"), Viking Global Opportunities Drawdown (Aggregator) LP (the "Viking Drawdown Fund"), O. Andrea Halvorsen, David C. Ott and Rose S. Shabet (collectively, "Viking Global Investors"), filed with the SEC on March 20, 2024, which reported ownership as of March 18, 2024. Represents (i) 39,296,310 shares of common stock held by Viking Hybrid Fund and (ii) 19,354,860 shares of common stock held by Viking Drawdown Fund. The Viking Hybrid Fund has the authority to dispose of and vote the shares directly owned by it, which power may be exercised by its general partner, Opportunities Portfolio GP, and by VGI, which provides managerial services to the Viking Hybrid Fund. O. Andreas Halvorsen, David C. Ott and Rose Shabet, as Executive Committee members of Viking Global Partners LLC (the general partner of VGI) and Opportunities Parent (the sole member of Opportunities GP, which is the sole member of Opportunities Portfolio GP), have shared authority to direct the voting and disposition of investments beneficially owned by VGI and Opportunities Portfolio GP. The Viking Drawdown Fund has the authority to dispose of and vote the shares directly owned by it, which power may be exercised by its general partner, Drawdown Portfolio GP, and by VGI, which provides managerial services to the Viking Drawdown Fund. O. Andreas Halvorsen, David C. Ott and Rose Shabet, as Executive Committee members of Viking Global Partners LLC (the general partner of VGI) and Opportunities Parent (the sole member of Drawdown GP, which is the sole member of Drawdown Portfolio GP), have shared authority to direct the voting and disposition of investments beneficially owned by VGI and Drawdown Portfolio GP. Viking Global Investors' address is c/o Viking Global Investors LP, 600 Washington Boulevard, Floor 11, Stamford, Connecticut 06901.

(3) Based on information reported by BlackRock, Inc. on a Schedule 13G filed with the SEC on November 8, 2024. Consists of shares of common stock held of record by BlackRock, Inc. The address of BlackRock, Inc. is 50 Hudson Yards, New York, New York 10001.

(4)   Consists of (i) 202,178 shares of common stock underlying options that are exercisable as of April 15, 2025 or will become exercisable within 60 days after such date held by Mr. Carey and (ii) 14,084 shares of common stock issuable upon vesting of RSUs in respect to which Mr. Carey has deferred settlement as described in "Compensation of Directors — RSUs in Lieu of Cash and RSU Deferral".

(5)   Includes (i) 59,391,780 shares of common stock held of record by Casdin Master Fund, (ii) 13,939,637 shares of common stock held by Casdin Private Growth Fund II, and (iii) 2,744,219 shares of common stock held of record by Casdin Private Growth Fund (see Footnote 1 above). Mr. Casdin is the managing member of the general partners of Casdin Master Fund, Casdin Private Growth Fund II, and Casdin Private Growth Fund, and, as such, is deemed to have indirect beneficial ownership of such shares. Also includes (i) 2,650,467 shares of common stock held by Mr. Casdin, (ii) 301,463 shares of common stock underlying options that are exercisable as of April 15, 2025 or will become exercisable within 60 days after such date held by Mr. Casdin, (iii) 65,317 shares of common stock issuable upon vesting of RSUs in respect to which Mr. Casdin has deferred settlement as described in "Compensation of Directors — RSUs in Lieu of Cash and RSU Deferral," and (iv) 1,664,556 shares of common stock issuable upon exercise of warrants which may be deemed to be beneficially owned by Mr. Casdin.

(6)   Consists of (i) 118,602 shares of common stock held by Mr. Cox, (ii) 1,089,962 shares of common stock underlying options that are exercisable as of April 15, 2025 or will become exercisable within 60 days after such date held by Mr. Cox and (iii) 184,999 shares of common stock issuable upon exercise of warrants held by Mr. Cox.

(7)   Consists of (i) 779,009 shares of common stock held by Dr. Egholm, (ii) 4,259,979 shares of common stock underlying options that are exercisable as of April 15, 2025 or will become exercisable within 60 days after such date held by Dr. Egholm and (iii) 136,770 shares of common stock issuable upon vesting of RSUs within 60 days of April 15, 2025 held by Dr. Egholm.

(8)   Consists of (i) 62,419 shares of common stock held by Mr. Eloi and (ii) 101,575 shares of common stock underlying options that are exercisable as of April 15, 2025 or will become exercisable within 60 days after such date held by Mr. Eloi.

(9)   Consists of 169,081 shares of common stock underlying options that are exercisable as of April 15, 2025 or will become exercisable within 60 days after such date held by Ms. Hibbs.

(10)   Consists of (i) 339,534 shares of common stock held by Mr. Kim, (ii) 1,499,963 shares of common stock underlying options that are exercisable as of April 15, 2025 or will become exercisable within 60 days after such date held by Mr. Kim and (iii) 41,979 shares of common stock issuable upon vesting of RSUs within 60 days of April 15, 2025 held by Mr. Kim.

(11)   Consists of (i) 176,406 shares of common stock underlying options that are exercisable as of April 15, 2025 or will become exercisable within 60 days after such date held by Mr. Mackay and (ii) 167,604 shares of common stock issuable upon vesting of RSUs within 60 days of April 15, 2025 held by Mr. Mackay.

(12)   Consists of (i) 4,225 shares of common stock held by First Amended and Restated Revocable Trust Agreement For the Franklin R. Witney and Catherine J. Caulfield-Witney Trust Agreement Dated September 25, 2009 (dated July 31, 2018), of which Dr. Witney is the trustee, (ii) 69,246 shares of common stock held by Dr. Witney and (iii) 161,696 shares of common stock underlying options that are exercisable as of April 15, 2025 or will become exercisable within 60 days after such date held by Dr. Witney.

(13)   Consists of shares of common stock held by Mr. Black. Mr. Black resigned from the Company effective as of August 31, 2024

(14)   See footnotes 4 through 12 above.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires directors and certain officers of Standard BioTools and persons who own more than 10% of Standard BioTools common stock to file with the SEC initial reports of beneficial ownership (Form 3) and reports of subsequent changes in their beneficial ownership (Form 4 or Form 5) of Standard BioTools common stock. Such directors, officers, and greater-than-10% stockholders are required to furnish Standard BioTools with copies of the Section 16(a) reports they file. The SEC has established specific due dates for these reports, and Standard BioTools is required to disclose in this proxy statement any late filings or failures to file.

Based solely upon a review of the copies of the Section 16(a) reports (and any amendments thereto) furnished to Standard BioTools and written representations from certain reporting persons that no additional reports were required, Standard BioTools believes that its directors, reporting officers, and greater-than-10% stockholders complied with all these filing requirements for the fiscal year ended December 31, 2024, with the exception of (i) a Form 4 filing for Dr. Egholm related to a transaction that occurred on January 5, 2024, which was inadvertently filed late on April 4, 2024 and (ii) Form 4 filings for each of Dr. Egholm and Mr. Black related to transactions that occurred on August 20, 2024, which were inadvertently filed late on September 5, 2024.

Proposal 1
Election of Class III Directors

Board Structure

Our Board currently consists of seven directors, distributed among three staggered classes (Classes I, II, and III). Class I consists of three directors and Classes II and III consist of two directors each. At each annual meeting of stockholders, a class of directors is elected for a term of three years to succeed the class of directors whose terms are then expiring. The terms of the current directors will expire at (i) the Annual Meeting, in the case of the Class III Directors, (ii) the 2026 annual meeting of stockholders, in the case of the Class I Directors, and (iii) the 2027 annual meeting of stockholders, in the case of the Class II Directors, with each director elected to hold office until the election and qualification of a successor director or their earlier death, resignation, or removal.

Nominees for Class III Directors (Term Expiring in 2028)

As discussed above, our Nominating and Corporate Governance Committee recommended, and our Board nominated, Kathy Hibbs and Frank Witney, Ph.D., both the current Class III Directors, as nominees for re-election as the Class III Directors at the Annual Meeting and each has consented to being named in this proxy statement.

Required Vote

The Class III Directors elected to the Board will be elected by a plurality of the voting power present at the Annual Meeting or represented by proxy at the Annual Meeting and entitled to vote on the election of directors. "WITHHOLD" votes and any broker non-votes (as described under the heading "*How can I vote my shares?*") will not be counted as votes cast and will result in the applicable nominee(s) receiving fewer votes cast "FOR" such nominee(s).

RECOMMENDATION

Our Board unanimously recommends a vote "FOR" the election of each of our Board's nominees, Kathy Hibbs and Frank Witney, Ph.D., as Class III Directors. Proxies solicited by the Board will be voted in accordance with our Board's recommendation unless a stockholder has indicated otherwise on such stockholder's proxy card.

Proposal 2
Advisory Vote on the Compensation of Our Named Executive Officers as Disclosed in this Proxy Statement

At our 2023 annual meeting of stockholders, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, our Board recommended and our stockholders approved holding an advisory vote on the compensation of our named executive officers every year; we believe an annual vote allows for a meaningful evaluation period of performance against our compensation practices. Accordingly, as required by Section 14A of the Exchange Act, we are asking our stockholders to cast an advisory vote to approve the compensation of our named executive officers as disclosed in this proxy statement.

Compensation Program and Philosophy

The primary goals of our executive compensation program are to hire and retain talented and experienced executive officers who are motivated to achieve or exceed our short-term and long-term corporate goals. Our compensation philosophy is team-oriented, and our success is dependent on what our management team can accomplish together. Therefore, we seek to provide our executive officers with comparable levels of base salary, bonuses, and annual equity awards that are based largely on overall company performance.

In determining the form and amount of compensation payable to our executive officers, we are guided by the following objectives and principles:

- Team-oriented approach to establishing compensation levels;
- Compensation should relate to Company performance;
- Equity awards help executive officers think like stockholders; and
- Total compensation opportunities should be competitive.

Our Board believes that our current executive compensation program has been effective at linking executive compensation to our performance and aligning the interests of our executive officers with those of our stockholders. We are asking our stockholders to indicate their support for the compensation of our named executive officers as disclosed in this proxy statement by voting in favor of the following resolution:

"RESOLVED, that the stockholders approve, on an advisory basis in a non-binding vote, the compensation of Standard BioTools Inc.'s named executive officers as disclosed pursuant to Item 402 of Securities and Exchange Commission Regulation S-K, including the compensation tables, and narrative disclosures associated with the compensation table set forth in the proxy statement relating to Standard BioTools 2025 Annual Meeting of Stockholders."

Our compensation program is described further under "*Executive Compensation,*" "*Compensation Discussion and Analysis,*" and in "*Pay versus Performance.*" Since our executives' compensation is so heavily weighted in equity awards, there is close alignment between our executive officers realized pay and stockholder performance. Our Human Capital Committee, with the input of an independent consultant, approved compensation it believes closely aligns our executive officers' interests with the interests of our stockholders.

Required Vote

The affirmative "FOR" vote of a majority of the voting power of the shares present or represented by proxy at the Annual Meeting and entitled to vote on the proposal is required to approve, on an advisory basis, the compensation awarded to our named executive officers as disclosed in this proxy statement. You may vote "FOR," "AGAINST," or "ABSTAIN" on this proposal. Abstentions have the same effect as a vote against this proposal. Broker non-votes are not included in the tabulation of voting results on this proposal and will not affect the outcome of voting on this proposal.

Although this say-on-pay vote is advisory and, therefore, will not be binding on us, our Human Capital Committee, and our Board value the opinions of our stockholders. Accordingly, to the extent there is a significant vote against the compensation of our named executive officers, we will consider our stockholders' concerns, and the Human Capital Committee will evaluate what actions may be necessary or appropriate to address those concerns.

RECOMMENDATION

Our Board unanimously recommends a vote "FOR" the approval, on an advisory basis, of the compensation of our named executive officers as disclosed in this proxy statement.

Proposal 3
Ratification of the Appointment of Independent Registered Public Accounting Firm

Our Audit Committee has appointed PricewaterhouseCoopers LLP ("PwC") to audit the financial statements of our Company for the fiscal year ending December 31, 2025 and recommends that stockholders vote in favor of the ratification of such appointment. PwC served as our registered independent public accounting firm for the fiscal years ended December 31, 2024 and 2023 and for prior years.

At the Annual Meeting, stockholders are being asked to ratify the appointment of PwC as our independent registered public accounting firm for our fiscal year ending December 31, 2025. Stockholder ratification of the appointment of PwC is not required by our bylaws or other applicable legal requirements. However, our Board is submitting the appointment of PwC to our stockholders for ratification as a matter of good corporate governance. In the event that this appointment is not ratified by the affirmative vote of a majority of the voting power of the shares present or represented by proxy at the Annual Meeting and entitled to vote, such appointment will be reconsidered by our Audit Committee. Even if the appointment is ratified, our Audit Committee, in its sole discretion, may appoint another independent registered public accounting firm at any time during our fiscal year ending December 31, 2025 if our Audit Committee believes that such a change would be in the best interests of the Company and its stockholders. A representative of PwC is expected to be present at the Annual Meeting, will have an opportunity to make a statement if she wishes to do so, and is expected to be available to respond to appropriate questions from stockholders.

Principal Accounting Fees and Services

The following table sets forth the aggregate fees for audit services provided by PwC for the years ended December 31, 2024 and 2023:

	2024	2023
Audit fees[1]	$3,529,000	$2,031,224
Audit-related fees	—	—
Tax fees	—	—
All other fees[2]	$ 2,000	$ 900
Total fees	$3,531,000	$2,032,124

(1) Audit fees for fees billed or to be billed by PwC for professional services rendered for the audit of our annual consolidated financial statements and management's report on internal controls included in our annual reports on Form 10-K; for the review of the consolidated financial statements included in our quarterly reports on Form 10-Q; and for other services, including statutory audits and services rendered in connection with SEC filings and the merger with SomaLogic, which closed on January 5, 2024.

(2) All other fees consist of amounts billed by PwC for professional services other than the services reported above. These include fees associated with permissible consulting services and a license fee that enables the company to utilize PwC's specialized accounting research software.

Policy on Audit Committee Pre-Approval of Services Performed by Independent Registered Public Accounting Firm

Consistent with SEC and PCAOB requirements regarding auditor independence, our Audit Committee has responsibility for appointing, setting compensation, and overseeing the work of our independent registered public accounting firm. In recognition of this responsibility, our Audit Committee has established a policy for the pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services, and other services. The Audit Committee generally pre-approves particular services or categories of services on a case-by-case basis. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with these pre-approvals and the fees for the services performed to date.

All of the services of PwC for 2024 and 2023 described above were pre-approved by the Audit Committee.

Required Vote

Ratification of the appointment of PwC as our independent registered public accounting firm for the year ending December 31, 2025 requires the affirmative "FOR" vote of a majority of the voting power of the shares present or represented by proxy at the Annual Meeting and entitled to vote on the proposal. You may vote "FOR," "AGAINST," or "ABSTAIN" on this proposal. Abstentions, if any, will be treated as votes against this proposal. Broker non-votes, if any, will not affect the outcome of voting on this proposal.

RECOMMENDATION

Our Board unanimously recommends a vote "FOR" the ratification of the appointment of PwC as our independent registered public accounting firm for the year ending December 31, 2025.

Proposal 4
Approval of an Amendment to our Amended and Restated 2011 Equity Incentive Plan, as Amended

We are asking our stockholders to approve an amendment to our 2011 Plan to increase the number of shares of common stock reserved for issuance thereunder by 17,400,000 shares (the "Amendment" and the 2011 Plan, as amended by the Amendment, the "A&R 2011 Plan"). Other than the Amendment, no material changes will be made to our 2011 Plan. Our Board approved the Amendment in April 2025, subject to the approval of our stockholders at the Annual Meeting. A copy of the A&R 2011 Plan is attached as Exhibit I to this proxy statement. If the Amendment is not approved by our stockholders, the 2011 Plan will continue by its terms, without the Amendment, and will terminate automatically on June 27, 2034.

Background

Before the Amendment, the aggregate number of shares of our common stock reserved for issuance under the 2011 Plan during its entire term was 53,313,924, plus any shares forfeited under pre-existing equity incentive plans after the effectiveness of the 2011 Plan. As of April 15, 2025, 55,857,480 shares of our common stock were subject to outstanding awards granted under all of our equity plans and 12,179,421 shares of our common stock were available for issuance under all of our equity plans.

In determining and recommending the increase to the share reserve under the 2011 Plan, our Board carefully considered a number of factors, including anticipated future equity needs, timing of future equity grants, historical and external market equity compensation practices, dilutive impact, burn rate, and plan duration. The number of additional shares being requested for authorization under the A&R 2011 Plan is 17,400,000 shares, or approximately 4.6% of our total shares of common stock outstanding as of April 15, 2025. If the Amendment is approved by our stockholders, we will have, in the aggregate, 29,579,421 shares available for issuance under all of our equity plans, of which 457,173 are available for issuance to only newly hired employees pursuant to the 2022 Inducement Equity Incentive Plan ("2022 Inducement Plan"), 1,064,129 available under the 2017 Employee Stock Purchase Plan and the remainder of which are reserved for issuance under the 2011 Plan.

Historical Grant Practices.

Our Board considered the historical numbers of stock options, RSUs, performance-based stock options, and performance-based RSUs that we have granted in the past three years. The annual share usage, or burn rate, under our equity compensation program for the last three years was as follows:

Annual Share Usage Average	2022	2023	2024	Three-Year
Stock options granted	7,809,969	2,609,392	6,696,684	5,705,348
Performance-based stock options granted	—	—	—	—
Non-performance RSUs granted	6,769,474	3,727,688	10,849,723	7,115,628
Non-performance RSUs vested	2,462,553	2,934,119	5,490,355	3,629,009
Performance-based RSUs granted	—	308,864	100,000	136,255
Performance-based RSUs vested	—	—	382,828	127,609
Total equity awards granted[1]	14,579,443	6,645,844	17,646,407	12,957,231
Basic weighted average shares of common stock outstanding as of December 31	78,304,653	79,159,509	353,244,679	170,236,280
Annual share usage	9,973,647	4,147,543	15,434,378	9,851,856

(1)   Represents stock options, performance-based stock options, RSUs, and performance-based RSUs.

Forecasted Grant Practices.

Based on our historical grant practices and including the anticipated grants of annual employee equity awards, new hire equity grants and performance-based long-term incentive awards described above, we currently forecast granting equity awards covering approximately 17,287,000 shares over the next 18-month period from the date of this proxy statement, which is equal to a "burn rate" of approximately 4.5% of the number of shares of our common stock outstanding as of April 15, 2025 (without consideration of shares potentially issuable upon conversion of outstanding convertible indebtedness). Based on a review of the equity grant practices of our compensation peer group, our burn rate is expected to be between the 50th and 75th percentiles of our peer group. In light of this forecast and external market analysis, we believe, and our Board considered, that the requested increase to the 2011 Plan's share reserve will provide a sufficient number of shares to allow us to grant equity awards for the purpose of our expected annual awards, new hires, focal awards, any special retention needs, and employee growth through any opportunistic acquisitions or hiring through October 2026. However, circumstances could alter this projection, such as a change in business conditions, our stock price, competitive pressures for attracting and retaining employees, or our Company strategy.

Awards Outstanding Under Existing Grants and Dilutive Impact.

As of April 15, 2025, we had outstanding equity awards under the 2011 Plan, the 2022 Inducement Plan, and prior plans covering approximately 55,857,480 shares. These outstanding equity awards (commonly referred to as the "overhang"), together with the 11,113,625 shares currently available for grant under the 2011 Equity Incentive Plan and the 2022 Inducement Plan represented approximately 17.6% of the number of shares of our common stock as of April 15, 2025. The dilutive impact of the additional 17,400,000 shares that would be available for issuance under the A&R 2011 Plan would increase the overhang percentage by approximately five percentage points to approximately 22.2%, each based on our number of shares of our common stock as of April 15, 2025 (in all cases without consideration of shares potentially issuable upon conversion of outstanding convertible indebtedness). Based on a review of the equity grant practices of our compensation peer group, our overhang is expected to be between the 50th and 75th percentiles of our peer group.

If our stockholders do not approve the Amendment, the 2011 Plan will continue on its current terms. In that case, the shares reserved for issuance under the 2011 Plan may be insufficient to achieve our future incentive, recruiting, and retention objectives. Consequently, without stockholder approval of the Amendment, we believe our ability to attract and retain the individuals necessary to drive our performance and increase long-term stockholder value may be impaired. We therefore believe that stockholder approval of the Amendment is important to our continued success.

Our executive officers and directors have an interest in the approval of the Amendment by our stockholders because they would be eligible to receive awards under the A&R 2011 Plan. Our Board and Human Capital Committee have approved the Amendment subject to the approval of our stockholders at the Annual Meeting.

Reasons Why You Should Vote in Favor of the Approval of the Amendment to the 2011 Plan

Our Board recommends a vote for the approval of the Amendment because it believes the Amendment is in the best interests of the Company and its stockholders for the reasons below:

- **Aligns director, employee, and stockholder interests**. We currently provide long-term incentives by compensating participants with equity awards. With stockholders' approval of the Amendment, we will be able to continue to maintain this means of aligning the interests of key personnel with the interests of our stockholders.

- **Approval is necessary to continue an equity-based compensation program**. If our stockholders do not approve the Amendment, we may have to shift to a long-term compensation program that is heavily paid in cash for both our employees and directors, which would less closely align with the interests of our stockholders and negatively impact our cash management. Based on the remaining capacity our 2011 Plan, we expect we may not have sufficient capacity to make anticipated future grants of equity awards.

- **Attracts and retains talent**. The A&R 2011 Plan will be a critical tool to the continued success of the Company by allowing us to continue to attract, retain and motivate key personnel and provide participants with incentives directly related to increases in the value of the Company.

- **Includes favorable corporate governance features**. As described below, the A&R 2011 Plan has sound governance features and includes "best practices" provisions.

We believe that the benefits to our stockholders from equity award grants to our employees and directors outweigh the potential dilutive effect of grants under the A&R 2011 Plan. The Company believes that paying a significant portion of annual variable compensation in the form of equity awards is an effective method of aligning the interests of employees with those of our stockholders, encouraging ownership in the Company, and retaining, attracting, and rewarding talented employees. We also believe that having a vehicle to pay a portion of compensation for our non-employee directors in stock awards is appropriate and consistent with market practices.

Information on Equity Compensation Plans as of April 15, 2025

The A&R 2011 Plan incorporates the following current governance favorable practices, which further align our equity compensation program with the interest of our stockholders.

1. *No "evergreen" provision*. The number of shares of our common stock available for issuance under the A&R 2011 Plan is fixed and will not adjust based upon the number of shares outstanding.

2. *Stock options are not discounted*. The A&R 2011 Plan prohibits granting stock options with exercise prices lower than the fair market value of a share of our common stock on the grant date, except in connection with the issuance or assumption of awards in connection with certain mergers, consolidations, acquisitions of property or stock or reorganizations.

3. *"Clawback" provision*. Applicable awards granted under the A&R 2011 Plan are subject to recoupment under our current clawback policy or as otherwise required by law.

4. *Stock ownership guidelines*. Our directors and covered officers are expected to achieve minimum stock ownership values, as described in this this proxy statement, within five years of eligibility or promotion.

5. *No tax gross-ups*. No participant is entitled under the A&R 2011 Plan to any tax gross-up payments for any excise tax pursuant to Sections 280G or 4999 of the Code that may be incurred in connection with awards under the A&R 2011 Plan.

The information included in this proxy statement and our 2024 Annual Report is updated by the following information regarding all existing equity compensation plans as of April 15, 2025:

Total stock options outstanding[1]	36,248,772
Weighted-average exercise price of stock options outstanding	$ 3.70
Weighted-average remaining duration of stock options outstanding (years)	2.6
Total full value awards outstanding[2]	19,608,708
Shares available for grant under the 2011 Equity Plan	10,656,452
Shares available for grant under the 2022 Inducement Plan	457,173
Total shares of common stock outstanding	379,793,631

(1) **Includes time-based stock options outstanding.**

(2) **The number of total full value awards outstanding represents RSUs outstanding.**

Summary of the A&R 2011 Plan

The Amendment to our 2011 Plan was approved by our Board in April 2025 and remains subject to stockholder approval to take effect. The following general description of the material features of the A&R 2011 Plan is qualified in its entirety by reference to the provisions of the A&R 2011 Plan set forth in Exhibit I to this proxy statement.

Eligibility. The A&R 2011 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code to our employees and the employees of our subsidiaries, and for the grant of nonstatutory stock options, restricted stock, RSUs, stock appreciation rights, PSUs, and performance shares to our employees, directors, and consultants and the employees and consultants of our subsidiaries. As of April 15, 2025, we (including our subsidiaries) had six non-employee directors, approximately 180 consultants, and approximately 767 employees (including our employee director).

Shares Available for Grant and Shares Outstanding. If the Amendment is approved by our stockholders, the total number of shares of our common stock available for issuance under the A&R 2011 Plan would equal to 28,056,452 shares (assuming the shares available for grant as of April 15, 2025 remain available upon the Annual Meeting). If our stockholders do not approve the Amendment, the total number of shares of our common stock available for issuance under the A&R 2011 Plan will be 10,656,452 (assuming the shares available for grant as of April 15, 2025 remain available upon the Annual Meeting). As of April 15, 2025, 55,857,480 shares of our common stock are subject to outstanding awards granted under all our equity plans. As described in the paragraph below, outstanding awards under the A&R 2011 Plan that expire or are forfeited return to the pool to be available for grant.

Generally, if an option award expires or becomes unexercisable without having been exercised in full, or if restricted stock, performance shares, or shares subject to RSUs or PSUs are forfeited or repurchased by us due to failure to vest, the unpurchased, forfeited, or repurchased shares that were subject to such awards will become available for future grant or sale under the A&R 2011 Plan (unless it has terminated). Except with respect to options, shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award will become available for future grant or sale. If the exercise price or tax withholding obligation of an option is paid with shares, the number of shares available for issuance under the A&R 2011 Plan will be reduced by the gross number of shares for which the option is exercised. To the extent an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance.

Administration. The A&R 2011 Plan is administered by our Board or a committee appointed by our Board. Currently, our Human Capital Committee administers the A&R 2011 Plan. Different committees may administer the A&R 2011 Plan with respect to different groups of service providers. To make grants to certain officers and key employees, the members of the committee must qualify as "non-employee directors" under Rule 16b-3 of the Exchange Act.

Subject to the provisions of the A&R 2011 Plan, the administrator generally has the power to make all determinations deemed necessary or advisable for administering the plan. The administrator has the power to determine the terms of awards, including the exercise price (if any), the number of shares subject to each such award, the time when awards may vest or be exercised (including the ability to accelerate the vesting and exercisability of awards), and the form of consideration payable upon exercise, if applicable. The administrator also has the authority to amend awards. The administrator may not implement any exchange program under which (i) outstanding awards are surrendered or canceled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type, and/or cash, (ii) participants have the opportunity to transfer any outstanding awards to a financial institution or other person or entity selected by the administrator, and/or (iii) the exercise price of an outstanding award is increased or reduced. In addition, the administrator may provide for dividends or dividend equivalents to accrue on unvested awards, but no dividends or dividend equivalents will be paid until the vesting of such awards. The administrator's decisions, determinations, and interpretations are final and binding on all participants and any other holders of awards.

Stock Options. Options may be granted under the A&R 2011 Plan. Subject to the provisions of the A&R 2011 Plan, the administrator determines the terms and conditions of options, including when such options vest and become exercisable (and the administrator has the discretion to accelerate the time at which such options will vest or become exercisable). The per share exercise price of any option generally must be at least 100% of the fair market value of a share of our common stock on the date of grant, and the term of an incentive stock option may not be more than 10 years. However, with respect to any incentive stock option granted to an individual who owns 10% of the voting power of all classes of stock of our Company or any of its parent or subsidiary corporations, the term of such option must not exceed 5 years, and the per share exercise price of such incentive stock option must be at least 110% of the fair market value of a share of our common stock on the grant date. After a participant's service terminates, they generally may exercise the vested portion of his or her option for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term.

Stock Appreciation Rights. Stock appreciation rights may be granted under the A&R 2011 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Subject to the provisions of the A&R 2011 Plan, the administrator determines the terms and conditions of stock appreciation rights, including when such rights vest and become exercisable (and the administrator has the discretion to accelerate the time at which such rights will vest or become exercisable) and whether to pay any increased appreciation in cash, shares of our common stock, or a combination of both. The per share exercise price of a stock appreciation right must be at least 100% of the fair market value per share on the date of grant, and the term of a stock appreciation right may not be more than 10 years. After a participant's service terminates, they generally may exercise the vested portion of his or her stock appreciation right for the period of time stated in his or her option agreement. However, in no event may a stock appreciation right be exercised later than the expiration of its term.

Restricted Stock. Restricted stock may be granted under the A&R 2011 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director, or consultant. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us), and the administrator has the discretion to accelerate the time at which any restrictions will lapse or be removed. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units. RSUs may be granted under the A&R 2011 Plan. RSUs are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. The administrator determines the terms and conditions of RSUs including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. The administrator has the discretion to accelerate the time at which any restrictions will lapse or be removed.

Performance Units and Shares. PSUs and performance shares may be granted under the A&R 2011 Plan. PSUs and performance shares are awards that will result in a payment to a participant only if performance objectives established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance objectives in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of PSUs and performance shares to be paid out to participants. The administrator has the discretion to reduce or waive any performance objectives or other vesting provisions for PSUs or performance shares. The administrator has the discretion to pay earned PSUs or performance shares in the form of cash, shares, or in some combination of both.

Death and Disability. If the holder of an award issued under the A&R 2011 Plan incurs a termination of service as a result of death or disability, then 100% of the unvested shares subject to the award will accelerate and vest.

Transferability of Awards. The A&R 2011 Plan does not allow for the transfer of awards unless the administrator provides otherwise, and in no event may an award be transferred for value or consideration. Additionally, only the recipient of an award may exercise an award during his or her lifetime.

Outside Directors. The A&R 2011 Plan provides that any outside (non-employee) director, in any fiscal year, may not be granted equity awards under the plan with an aggregate grant date fair value of more than $400,000, or $500,000 with respect to his or her first year of service as an outside director. For purposes of this limitation, the grant date fair value is determined in accordance with GAAP. Any equity awards granted under the A&R 2011 Plan to an outside director for his or her services as an employee, or for his or her services as a consultant (other than as a non-employee director), will not count for purposes of the limitation. The outside (non-employee) director annual limits were developed with input from Meridian Compensation Partners, LLC, an independent compensation consulting firm, based on a review of non-employee director limits in equity plans for comparable companies.

Certain Adjustments. If there are certain changes in our capitalization, the administrator will adjust the number and class of shares that may be delivered under the A&R 2011 Plan; the number, class, and price of shares covered by each outstanding award; and the numerical share limits contained in the plan.

Dissolution or Liquidation. If there is a proposed liquidation or dissolution of our Company, the administrator will notify participants as soon as practicable before the effective date of such event and all awards, to the extent that they have not been previously exercised, will terminate immediately before the consummation of such event.

Merger or Change in Control. The A&R 2011 Plan provides that if there is a merger of the Company with or into another company or a "change in control" (as defined under the A&R 2011 Plan) of our Company, each outstanding award will be treated as provided in the applicable award agreement or as described below. The administrator is not required to treat all awards similarly. If the successor corporation does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels, and the administrator will notify participants that awards will become fully exercisable, if applicable, for a specified period before the transaction. The award will then terminate upon the expiration of the specified period of time.

With respect to awards held by a non-employee director that are assumed or substituted for, if such non-employee director's service as our director or that of a successor corporation is terminated on or after the date of such merger or change in control (except for a voluntary resignation that is not at the request of the acquirer), then the non-employee director will fully vest in and have the right to exercise his or her options and/or stock appreciation rights, all restrictions on his or her restricted stock and RSUs will lapse, and, with respect to PSUs and performance shares, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met in the event.

Forfeiture and Clawback. All awards granted under the A&R 2011 Plan will be subject to recoupment under our current clawback policy and any clawback policy that we are required to adopt under applicable law. In addition, the administrator may provide in an award agreement that the recipient's rights, payments, and benefits with respect to such award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events.

Plan Amendments and Termination. The A&R 2011 Plan will automatically terminate in April 2034, unless we terminate it sooner. In addition, our Board has the authority to amend, suspend, or terminate the A&R 2011 Plan, but such action will not impair the rights of any participant without his or her written consent.

U.S. Federal Income Tax Consequences

The following is a general summary of the material U.S. federal income tax consequences of the grant and exercise and vesting of awards under the A&R 2011 Plan and the disposition of shares acquired pursuant to the exercise or settlement of such awards and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local and payroll tax considerations. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

Stock Options. The Code requires that, for treatment of an option as an incentive stock option, shares of our common stock acquired through the exercise of an incentive stock option cannot be disposed of before the later of (i) two years from the date of grant of the option, or (ii) one year from the date of exercise. Holders of incentive stock options will generally incur no federal income tax liability at the time of grant or upon exercise of those options. However, the spread at exercise will be an "item of tax preference," which may give rise to "alternative minimum tax" liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares before two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as the case may be. Assuming both holding periods are satisfied, no deduction will be allowed to us for federal income tax purposes in connection with the grant or exercise of the incentive stock option. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of an incentive stock option disposes of those shares, the participant will generally realize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the share on the date of exercise or the amount realized on the subsequent disposition of the shares, and that amount will generally be deductible by us for federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. Finally, if an incentive stock option becomes first exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the incentive stock option in respect of those excess shares will be treated as a non-qualified stock option for federal income tax purposes. No income will be realized by a participant upon grant of an option that does not qualify as an incentive stock option ("a non-qualified stock option"). Upon the exercise of a non-qualified stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying exercised shares over the option exercise price paid at the time of exercise and the participant's tax basis will equal the sum of the compensation income recognized and the exercise price. The Company will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections. In the event of a sale of shares received upon the exercise of a non-qualified stock option, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss and will be long-term gain or loss if the holding period for such shares is more than one year.

Stock Appreciation Right. No income will be realized by a participant upon grant of a stock appreciation right. Upon the exercise of a stock appreciation right, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the payment received in respect of the SAR. The Company will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Stock. A participant will not be subject to tax upon the grant of an award of restricted stock unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture, the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant would have taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. If the election is made, the participant will not be allowed a deduction for amounts subsequently required to be returned to the Company (special rules apply to the receipt and disposition of restricted shares received by officers and directors who are subject to Section 16(b) of the Securities Exchange Act of 1934, as amended). We will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those sections.

Restricted Stock Units. A participant will not be subject to tax upon the grant of a RSU award. Rather, upon the delivery of shares or cash pursuant to a RSU award, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) the participant actually receives with respect to the award. We will be able to deduct the amount of taxable compensation to the participant for U.S. federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those sections.

Section 162(m). In general, Section 162(m) of the Code denies a publicly held corporation a deduction for U.S. federal income tax purposes for compensation in excess of $1,000,000 per year per person to certain covered employees designated in Section 162(m) of the Code, including, but not limited to, its Chief Executive Officer, Chief Financial Officer, and the next three highly compensated executives of such corporation whose compensation is required to be disclosed in its proxy statement.

Importance of Consulting a Tax Advisor. The foregoing discussion is a summary only and does not purport to be complete. In addition, the information is based upon existing U.S. tax laws and regulations and, therefore, is subject to change when those laws or rules change. Moreover, because the tax consequences to any participant may depend on his or her particular situation, each participant should consult his or her tax advisor as to the federal, state, local, and other tax consequences of the grant or exercise of an award or the disposition of shares acquired as a result of any award.

Plan Benefits

Since the adoption of the 2011 Plan through April 15, 2025, we have granted the following stock options and RSUs under the 2011 Plan to the individuals and groups listed below. In all cases, the securities underlying such stock options and RSUs are shares of our common stock.

Named Executive Officers	Shares Subject to Stock Options	Average Per Share Exercise Price of Options ($)	Shares Subject to RSUs	Dollar Value of RSUs[1] ($)
Michael Egholm, Ph.D. *President, Chief Executive Officer and Director*	4,032,500	1.97	2,400,459	2,760,528
Alex Kim *Chief Financial Officer*	1,257,500	2.03	742,368	853,723
Sean Mackay *Chief Business Officer*	1,022,500	2.01	673,835	774,910
Jeffrey Black *Former Chief Financial Officer*	400,000	2.58	300,000	345,000
Executive officers as a group	8,954,311	4.15	6,371,683	7,327,435
Non-employee directors	1,629,978	4.73	1,333,066	1,533,026
All employees (excluding executive officers)	7,199,491	6.16	34,114,033	39,231,138

(1)   **Reflects the aggregate fair value of the equity awards computed in accordance with ASC 718, based on the $1.15 closing price per share of our common stock on Nasdaq on April 15, 2025.**

The amounts of future grants under the A&R 2011 Plan are not determinable and will be granted at the sole discretion of the Human Capital Committee or other delegated persons. We cannot determine at this time either the persons who will receive such awards under the A&R 2011 Plan or the amount or types of any such awards.

On April 15, 2025, the closing market price per share of our common stock was $1.15, as reported on Nasdaq.

Required Vote

The affirmative "FOR" vote of a majority of the voting power of the shares present or represented by proxy at the Annual Meeting and entitled to vote on the proposal is required to approve the Amendment. You may vote "FOR," "AGAINST," or "ABSTAIN" on this proposal. Abstentions have the same effect as a vote against the proposal. Broker non-votes are not included in the tabulation of voting results on this proposal and will not affect the outcome of voting on this proposal.

RECOMMENDATION

Our Board unanimously recommends a vote "FOR" the approval of the Amendment to the 2011 Plan.

Code of Ethics and Conduct

We are committed to the highest standards of integrity and ethics in the way we conduct our business. We have adopted a code of ethics and conduct that applies to the members of our Board, our officers, and our employees (including our CEO, Chief Financial Officer, and Principal Accounting Officer), as well as our agents, contractors, and consultants. Our code of ethics and conduct establishes our policies and expectations with respect to a wide range of business conduct, including preparation and maintenance of financial and accounting information, compliance with laws, and conflicts of interest.

Under our code of ethics and conduct, each of our directors, officers, and employees is required to report suspected or actual violations to the extent permitted by law. In addition, we have adopted separate procedures concerning the receipt and investigation of complaints relating to accounting or audit matters. These procedures have been adopted and are monitored by our Audit Committee.

Our code of ethics and conduct can be found on our website at https://investors.StandardBio.com by clicking on Governance — Governance Overview. When required by SEC or Nasdaq rules, we will disclose any future amendment to, or waiver of, any provision of the code of ethics and conduct for our CEO, Principal Financial Officer, Principal Accounting Officer, or any member of our Board on our website at https://investors.StandardBio.com in the Governance Overview section, within four business days following the date of such amendment or waiver.

Other Matters

We know of no other matters to be submitted at the Annual Meeting. If any other matters properly come before the Annual Meeting, it is the intention of the persons named in the proxy to vote the shares they represent as the Board may recommend. Discretionary authority with respect to such other matters is granted by a properly submitted proxy.

It is important that your shares be represented at the Annual Meeting, regardless of the number of shares that you hold. You are, therefore, urged to vote as promptly as possible to ensure your vote is recorded.

The Board of Directors

South San Francisco, California
April 30, 2025

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Exhibit I

STANDARD BIOTOOLS INC.
EQUITY INCENTIVE PLAN

(as amended and restated effective June 3, 2019, and as further amended effective
June 23, 2020, May 25, 2021, June 14, 2023, January 4, 2024, June 27, 2024 and   , 2025)

1. Purposes of the Plan.

The purposes of this Plan are (a) to attract and retain the best available personnel for positions of substantial responsibility, (b) to provide additional incentive to Employees, Directors, and Consultants, and (c) to promote the success of the Company's business. The Plan permits the grant of Incentive Stock Options, Nonstatutory Stock Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights, Performance Units and Performance Shares.

2. Definitions.

As used herein, the following definitions will apply:

(a) "Administrator" means the Board or any of its Committees as may administer the Plan in accordance with Section 4 hereof.

(b) "Amendment Effective Date" means   , 2025.

(c) "Applicable Laws" means the requirements relating to the administration of equity-based awards under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any foreign country or jurisdiction where Awards are, or will be, granted under the Plan.

(d) "Award" means, individually or collectively, a grant under the Plan of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Units or Performance Shares.

(e) "Award Agreement" means the written or electronic agreement setting forth the terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

(f) "Board" means the Board of Directors of the Company.

(g) "Change in Control" means the occurrence of any of the following events:

(i) A change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group ("Person"), acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than 50% of the total voting power of the stock of the Company; provided, however, that for purposes of this subsection (i), the acquisition of additional stock by any one Person, who is considered to own more than 50% of the total voting power of the stock of the Company will not be considered a Change in Control; or

(ii) A change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purposes of this clause (ii), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Change in Control; or

(iii)   A change in the ownership of a substantial portion of the Company's assets which occurs on the date that any Person acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (iii), the following will not constitute a change in the ownership of a substantial portion of the Company's assets: (A) a transfer to an entity that is controlled by the Company's stockholders immediately after the transfer, or (B) a transfer of assets by the Company to: (1) a stockholder of the Company (immediately before the asset transfer) in exchange for or with respect to the Company's stock, (2) an entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by the Company, (3) a Person, that owns, directly or indirectly, 50% or more of the total value or voting power of all the outstanding stock of the Company, or (4) an entity, at least 50% of the total value or voting power of which is owned, directly or indirectly, by a Person described in this subsection (iii)(B)(3). For purposes of this subsection (iii), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

For purposes of this definition, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company.

Notwithstanding the foregoing, a transaction will not be deemed a Change in Control unless the transaction qualifies as a change in control event within the meaning of Code Section 409A, as it has been and may be amended from time to time, and any proposed or final Treasury Regulations and Internal Revenue Service guidance that has been promulgated or may be promulgated thereunder from time to time.

Further and for the avoidance of doubt, a transaction will not constitute a Change in Control if: (i) its sole purpose is to change the state of the Company's incorporation, or (ii) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction.

(a)   "Code" means the Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder shall include such section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

(b)   "Committee" means a committee of Directors or of other individuals satisfying Applicable Laws appointed by the Board in accordance with Section 4 hereof.

(c)   "Common Stock" means the common stock of the Company.

(d)   "Company" means Standard BioTools Inc. (fka Fluidigm Corporation), a Delaware corporation, or any successor thereto.

(e)   "Consultant" means any person, including an advisor, engaged by the Company or a Parent or Subsidiary to render services to such entity.

(f)   "Director" means a member of the Board.

(g)   "Disability" means total and permanent disability as defined in Section 22(e)(3) of the Code, provided that in the case of Awards other than Incentive Stock Options, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

(h)   "Employee" means any person, including Officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. Neither service as a Director nor payment of a director's fee by the Company will be sufficient to constitute "employment" by the Company.

(i)   "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(j) "Exchange Program" means a program under which (i) outstanding Awards are surrendered or cancelled in exchange for Awards of the same type (which may have higher or lower exercise prices and different terms), Awards of a different type, and/or cash, (ii) Participants would have the opportunity to transfer any outstanding Awards to a financial institution or other person or entity selected by the Administrator, and/or (iii) the exercise price of an outstanding Award is increased or reduced. The Administrator will determine the terms and conditions of any Exchange Program in its sole discretion.

(k) "Fair Market Value" means, as of any date, the value of Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market of The Nasdaq Stock Market, its Fair Market Value will be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable. If there are no trades on such date, the closing price on the latest preceding business day upon which trades occurred shall be the Fair Market Value.

(ii) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share will be the mean between the high bid and low asked prices for the Common Stock on the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable.

(iii) In the absence of an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Administrator.

(l) "Fiscal Year" means the fiscal year of the Company.

(m) "Incentive Stock Option" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(n) "Inside Director" means a Director who is an Employee.

(o) "Nonstatutory Stock Option" means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

(p) "Officer" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(q) "Option" means a stock option granted pursuant to the Plan.

(r) "Outside Director" means a Director who is not an Employee.

(s) "Parent" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(t) "Participant" means the holder of an outstanding Award.

(u) "Performance Share" means an Award denominated in Shares which may be earned in whole or in part upon attainment of performance goals or other vesting criteria as the Administrator may determine pursuant to Section 10.

(v) "Performance Unit" means an Award which may be earned in whole or in part upon attainment of performance goals or other vesting criteria as the Administrator may determine and which may be settled for cash, Shares or other securities or a combination of the foregoing pursuant to Section 10.

(w) "Period of Restriction" means the period during which the transfer of Shares of Restricted Stock are subject to restrictions and therefore, the Shares are subject to a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events as determined by the Administrator.

(x) "Plan" means this 2011 Equity Incentive Plan, as amended and restated effective June 3, 2019, and as further amended at the 2020 Annual Meeting of Stockholders, the 2021 Annual Meeting of Stockholders, the 2023 Annual Meeting of Stockholders, the Special Meeting of Stockholders and the 2024 Annual Meeting of Stockholders.

(y) "Restricted Stock" means Shares issued pursuant to a Restricted Stock award under Section 7 of the Plan, or issued pursuant to the early exercise of an Option.

(z) "Restricted Stock Unit" means a bookkeeping entry representing an amount equal to the Fair Market Value of one Share, granted pursuant to Section 8. Each Restricted Stock Unit represents an unfunded and unsecured obligation of the Company.

(aa) "Rule 16b-3" means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(bb) "Section 16(12)" means Section 16(b) of the Exchange Act.

(cc) "Service Provider" means an Employee, Director or Consultant.

(dd) "Share" means a share of the Common Stock, as adjusted in accordance with Section 13 of the Plan.

(ee) "Stock Appreciation Right" means an Award, granted alone or in connection with an Option, that pursuant to Section 9 is designated as a Stock Appreciation Right.

(ff) "Subsidiary" means a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code.

3. Stock Subject to the Plan.

(a) Stock Subject to the Plan. Subject to the provisions of Section 13 of the Plan, the maximum aggregate number of Shares that may be issued under the Plan as of the Amendment Effective Date is (i) 17,400,000 Shares, plus (ii) any Shares that, as of immediately prior to the Amendment Effective Date, were available for issuance under the pre-existing version of the 2011 Equity Incentive Plan prior to this amendment (the "Existing Plan"). The Shares may be authorized, but unissued, or reacquired Common Stock.

(b) Lapsed Awards. If an Award expires or becomes unexercisable without having been exercised in full or, with respect to Restricted Stock, Restricted Stock Units, Performance Units or Performance Shares, is forfeited to or repurchased by the Company due to failure to vest, the unpurchased Shares (or for Awards other than Options or Stock Appreciation Rights, the forfeited or repurchased Shares) that were subject thereto will become available for future grant or sale under the Plan (unless the Plan has terminated). With respect to Stock Appreciation Rights, the gross Shares granted pursuant to a Stock Appreciation Right will cease to be available under the Plan. Shares that have actually been issued under the Plan under any Award will not be returned to the Plan and will not become available for future distribution under the Plan; provided, however, that if Shares issued pursuant to Awards of Restricted Stock, Restricted Stock Units, Performance Shares or Performance Units are repurchased by the Company or are forfeited to the Company, such Shares will become available for future grant under the Plan. With respect to Options, Shares used to pay the exercise price of an Option or to satisfy tax withholding obligations will cease to be available under the Plan. Shares used to pay the exercise price of an Award other than an Option or to satisfy the tax withholding obligations related to an Award other than an Option will become available for future grant or sale under the Plan. To the extent an Award under the Plan is paid out in cash rather than Shares, such cash payment will not result in reducing the number of Shares available for issuance under the Plan. Notwithstanding the foregoing and, subject to adjustment as provided in Section 13, the maximum number of Shares that may be issued upon the exercise of Incentive Stock Options will equal the aggregate Share number stated in Section 3(a), plus, to the extent allowable under Section 422 of the Code and the Treasury Regulations promulgated thereunder, any Shares that become available for issuance under the Plan pursuant to Sections 3(b) and 3(c).

(c) Share Reserve. The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of the Plan.

4. Administration of the Plan.

    (a) Procedure.

        (i) Multiple Administrative Bodies. Different Committees may administer the Plan with respect to different groups of Service Providers.

        (ii) Rule 16b-3. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3.

        (iii) Other Administration. Other than as provided above, the Plan will be administered by (A) the Board or (B) a Committee constituted to satisfy Applicable Laws.

    (b) Powers of the Administrator. Subject to the provisions of the Plan, and in the case of a Committee, subject to the specific duties delegated by the Board to such Committee, the Administrator will have the authority, in its discretion:

        (i) to determine the Fair Market Value;

        (ii) to select the Service Providers to whom Awards may be granted hereunder;

        (iii) to determine the number of Shares to be covered by each Award granted hereunder;

        (iv) to approve forms of Award Agreements for use under the Plan;

        (v) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator will determine;

        (vi) to construe and interpret the terms of the Plan and Awards granted pursuant to the Plan;

        (vii) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable foreign laws;

        (viii) to modify or amend each Award (subject to Section 18 of the Plan), including but not limited to the discretionary authority to extend the post-termination exercisability period of Awards and to extend the maximum term of an Option (subject to Section 6(b) of the Plan);

        (ix) to allow Participants to satisfy tax withholding obligations in such manner as prescribed in Section 14 of the Plan;

        (x) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

        (xi) to allow a Participant to defer the receipt of the payment of cash or the delivery of Shares that would otherwise be due to such Participant under an Award; and

        (xii) to make all other determinations deemed necessary or advisable for administering the Plan.

    (c) Effect of Administrator's Decision. The decisions, determinations, and interpretations of the Administrator will be final and binding on all Participants and any other holders of Awards.

    (d) Limitations on Administrative Authority. Notwithstanding anything herein to the contrary, the Administrator shall be limited as follows:

(i)   Exchange Program. The Administrator may not implement an Exchange Program.

(ii)   No Dividends or Dividend Equivalents Paid on Unvested Awards. No dividends or dividend equivalents shall be paid on any unvested Awards. Any dividends or dividend equivalents may be declared or accrue on unvested Awards, but shall not be paid until the vesting of such Awards.

(iii)   Outside Director Limitations. No Outside Director may be paid, issued or granted, in any Fiscal Year, Awards with an aggregate value greater than $400,000 (with the value of each Award based on its grant date fair value (determined in accordance with U.S. generally accepted accounting principles)), except that such limit will be increased to $500,000 in the Fiscal Year of his or her initial service as an Outside Director. Any Awards granted to an individual for his or her services as an Employee, or for his or her services as a Consultant (other than as an Outside Director), will not count for purposes of the limitation under this Section 4(d)(iii).

5.   Eligibility. Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares and Performance Units may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

6.   Stock Options.

(a)   Limitations. Each Option will be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds one hundred thousand dollars ($100,000), such Options will be treated as Nonstatutory Stock Options. For purposes of this Section 6(a), Incentive Stock Options will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Option with respect to such Shares is granted.

(b)   Term of Option. The term of each Option will be stated in the Award Agreement. In the case of any Option (whether Incentive Stock Option or Nonstatutory Stock Option), the maximum term will be ten (10) years from the date of grant or such shorter term as may be provided in the Award Agreement. Moreover, in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option will be five (5) years from the date of grant or such shorter term as may be provided in the Award Agreement.

(c)   Option Exercise Price and Consideration.

(i)   Exercise Price. The per share exercise price for the Shares to be issued pursuant to exercise of an Option will be determined by the Administrator, subject to the following:

(1)   In the case of an Incentive Stock Option

a)   granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price will be no less than one hundred ten percent (110%) of the Fair Market Value per Share on the date of grant.

b)   granted to any Employee other than an Employee described in paragraph (A) immediately above, the per Share exercise price will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(2)   In the case of a Nonstatutory Stock Option, the per Share exercise price will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(3)   Notwithstanding the foregoing, Options may be granted with a per Share exercise price of less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code.

(ii)   Waiting Period and Exercise Dates. At the time an Option is granted, the Administrator will fix the period within which the Option may be exercised and will determine any conditions that must be satisfied before the Option may be exercised.

(iii)   Form of Consideration. The Administrator will determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator will determine the acceptable form of consideration at the time of grant. Such consideration may consist entirely of: (1) cash; (2) check; (3) other Shares, provided that such Shares have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option will be exercised and provided that accepting such Shares will not result in any adverse accounting consequences to the Company, as the Administrator may determine in its sole discretion; (4) consideration received by the Company under a broker-assisted (or other) cashless exercise program (whether through a broker or otherwise) implemented by the Company in connection with the Plan; (5) by net exercise; (6) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws; or (7) any combination of the foregoing methods of payment.

(d)   Exercise of Option.

(i)   Procedure for Exercise; Rights as a Stockholder. Any Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share.

An Option will be deemed exercised when the Company receives: (i) notice of exercise (in such form as the Administrator may specify from time to time) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised (together with applicable withholding taxes). Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Shares subject to an Option, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 13 of the Plan.

Exercising an Option in any manner will decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

(ii)   Termination of Relationship as a Service Provider. If a Participant ceases to be a Service Provider, other than upon the Participant's termination as the result of the Participant's death or Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for three (3) months following the Participant's termination. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If after termination the Participant does not exercise his or her Option within the time specified by the Administrator, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(iii)   Disability of Participant. If a Participant ceases to be a Service Provider as a result of the Participant's Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following the Participant's termination. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If after termination the Participant does not exercise his or her Option within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(iv) Death of Participant. If a Participant dies while a Service Provider, the Option may be exercised following the Participant's death within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of death (but in no event may the option be exercised later than the expiration of the term of such Option as set forth in the Award Agreement), by the Participant's designated beneficiary, provided such beneficiary has been designated prior to Participant's death in a form acceptable to the Administrator. If no such beneficiary has been designated by the Participant, then such Option may be exercised by the personal representative of the Participant's estate or by the person(s) to whom the Option is transferred pursuant to the Participant's will or in accordance with the laws of descent and distribution. In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following Participant's death. Unless otherwise provided by the Administrator, if at the time of death Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will immediately revert to the Plan. If the Option is not so exercised within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

7. Restricted Stock.

(a) Grant of Restricted Stock. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Shares of Restricted Stock to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.

(b) Restricted Stock Agreement. Each Award of Restricted Stock will be evidenced by an Award Agreement that will specify the Period of Restriction, the number of Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine. Unless the Administrator determines otherwise, the Company as escrow agent will hold Shares of Restricted Stock until the restrictions on such Shares have lapsed.

(c) Transferability. Except as provided in this Section 7 or in the Award Agreement, Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

(d) Other Restrictions. The Administrator, in its sole discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate.

(e) Removal of Restrictions. Except as otherwise provided in this Section 7, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan will be released from escrow as soon as practicable after the last day of the Period of Restriction or at such other time as the Administrator may determine. The Administrator, in its discretion, may accelerate the time at which any restrictions will lapse or be removed.

(f) Voting Rights. During the Period of Restriction, Service Providers holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise.

(g) Dividends and Other Distributions. During the Period of Restriction, Service Providers holding Shares of Restricted Stock will be entitled to receive all dividends and other distributions paid with respect to such Shares, unless the Administrator provides otherwise, subject to Section 4(d)(ii). If any such dividends or distributions are paid in Shares, the Shares will be subject to the same restrictions on transferability and forfeitability as the Shares of Restricted Stock with respect to which they were paid.

(h) Return of Restricted Stock to Company. On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed will revert to the Company and again will become available for grant under the Plan.

8.   Restricted Stock Units.

(a)   Grant. Restricted Stock Units may be granted at any time and from time to time as determined by the Administrator. After the Administrator determines that it will grant Restricted Stock Units under the Plan, it will advise the Participant in an Award Agreement of the terms, conditions, and restrictions related to the grant, including the number of Restricted Stock Units.

(b)   Vesting Criteria and Other Terms. The Administrator will set vesting criteria in its discretion, which, depending on the extent to which the criteria are met, will determine the number of Restricted Stock Units that will be paid out to the Participant. The Administrator may set vesting criteria based upon the achievement of Company-wide, business unit, or individual goals (including, but not limited to, continued employment), or any other basis determined by the Administrator in its discretion.

(c)   Earning Restricted Stock Units. Upon meeting the applicable vesting criteria, the Participant will be entitled to receive a payout as determined by the Administrator. Notwithstanding the foregoing, at any time after the grant of Restricted Stock Units, the Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

(d)   Form and Timing of Payment. Payment of earned Restricted Stock Units will be made as soon as practicable after the date(s) determined by the Administrator and set forth in the Award Agreement. The Administrator, in its sole discretion, may only settle earned Restricted Stock Units in cash, Shares, or a combination of both.

(e)   Cancellation. On the date set forth in the Award Agreement, all unearned Restricted Stock Units will be forfeited to the Company.

9.   Stock Appreciation Rights.

(a)   Grant of Stock Appreciation Rights. Subject to the terms and conditions of the Plan, a Stock Appreciation Right may be granted to Service Providers at any time and from time to time as will be determined by the Administrator, in its sole discretion.

(b)   Number of Shares. The Administrator will have complete discretion to determine the number of Stock Appreciation Rights granted to any Service Provider.

(c)   Exercise Price and Other Terms. The per share exercise price for the Shares to be issued pursuant to exercise of a Stock Appreciation Right will be determined by the Administrator and will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant. Otherwise, subject to Section 6(a) of the Plan, the Administrator, subject to the provisions of the Plan, will have complete discretion to determine the terms and conditions of Stock Appreciation Rights granted under the Plan; provided, that the maximum term of any Stock Appreciation Right will be ten (10) years from the date of grant.

(d)   Stock Appreciation Right Agreement. Each Stock Appreciation Right grant will be evidenced by an Award Agreement that will specify the exercise price, the term of the Stock Appreciation Right, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

(e)   Expiration of Stock Appreciation Rights. A Stock Appreciation Right granted under the Plan will expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the rules of Section 6(b) relating to the maximum term and Section 6(d) relating to exercise also will apply to Stock Appreciation Rights.

(f)   Payment of Stock Appreciation Right Amount. Upon exercise of a Stock Appreciation Right, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying (i) the difference between the Fair Market Value of a Share on the date of exercise over the exercise price times (ii) the number of Shares with respect to which the Stock Appreciation Right is exercised. At the discretion of the Administrator, the payment upon exercise of a Stock Appreciation Right may be made in cash, in Shares of equivalent value, or in some combination thereof.

10.   Performance Units and Performance Shares.

(a) Grant of Performance Units/Shares. Performance Units and Performance Shares may be granted to Service Providers at any time and from time to time, as will be determined by the Administrator, in its sole discretion. The Administrator will have complete discretion in determining the number of Performance Units and Performance Shares granted to each Participant.

(b) Value of Performance Units/Shares. Each Performance Unit will have an initial value that is established by the Administrator on or before the date of grant. Each Performance Share will have an initial value equal to the Fair Market Value of a Share on the date of grant.

(c) Performance Objectives and Other Terms. The Administrator will set performance objectives or other vesting provisions (including, without limitation, continued status as a Service Provider) in its discretion which, depending on the extent to which they are met, will determine the number or value of Performance Units/Shares that will be paid out to the Service Providers. The time period during which the performance objectives or other vesting provisions must be met will be called the "Performance Period." Each Award of Performance Units/Shares will be evidenced by an Award Agreement that will specify the Performance Period, and such other terms and conditions as the Administrator, in its sole discretion, will determine. The Administrator may set performance objectives based upon the achievement of Company-wide, divisional, or individual goals, applicable federal or state securities laws, or any other basis determined by the Administrator in its discretion.

(d) Earning of Performance Units/Shares. After the applicable Performance Period has ended, the holder of Performance Units/Shares will be entitled to receive a payout of the number of Performance Units/Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance objectives or other vesting provisions have been achieved. After the grant of a Performance Unit/Share, the Administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such Performance Unit/Share.

(e) Form and Timing of Payment of Performance Units/Shares. Payment of earned Performance Units/Shares will be made as soon as practicable after the expiration of the applicable Performance Period. The Administrator, in its sole discretion, may pay earned Performance Units/Shares in the form of cash, in Shares (which have an aggregate Fair Market Value equal to the value of the earned Performance Units/Shares at the close of the applicable Performance Period) or in a combination thereof.

(f) Cancellation of Performance Units/Shares. On the date set forth in the Award Agreement, all unearned or unvested Performance Units/Shares will be forfeited to the Company, and again will be available for grant under the Plan.

11. Leaves of Absence/Transfers Between Locations. Unless the Administrator provides otherwise, vesting of Awards granted hereunder will be suspended during any unpaid leave of absence. A Participant will not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, or any Subsidiary. For purposes of Incentive Stock Options, no such leave may exceed three (3) months, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then six (6) months following the first day of such leave any Incentive Stock Option held by the Participant will cease to be treated as an Incentive Stock Option and will be treated for tax purposes as a Nonstatutory Stock Option.

12. Transferability of Awards. Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate; provided that no Award shall be transferred for value or consideration.

13. Adjustments; Dissolution or Liquidation; Merger or Change in Control.

(a) Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares occurs, the Administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will adjust the number and class of Shares that may be delivered under the Plan and/or the number, class, and price of Shares covered by each outstanding Award, and the numerical Share limits in Section 3 of the Plan.

(b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an Award will terminate immediately prior to the consummation of such proposed action.

(c) Change in Control. In the event of a merger or Change in Control, each outstanding Award will be treated in accordance with this Section 13(c) or as provided in an Award Agreement, including, without limitation, that each Award be assumed or an equivalent option or right substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. The Administrator will not be required to treat all Awards similarly in the transaction.

In the event that the successor corporation does not assume or substitute for the Award, the Participant will fully vest in and have the right to exercise all of his or her outstanding Options and Stock Appreciation Rights, including Shares as to which such Awards would not otherwise be vested or exercisable, all restrictions on Restricted Stock and Restricted Stock Units will lapse, and, with respect to Awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at one hundred percent (100%) of target levels and all other terms and conditions met. In addition, if an Option or Stock Appreciation Right is not assumed or substituted in the event of a Change in Control, the Administrator will notify the Participant in writing or electronically that the Option or Stock Appreciation Right will be exercisable for a period of time determined by the Administrator in its sole discretion, and the Option or Stock Appreciation Right will terminate upon the expiration of such period.

For the purposes of this subsection (c), an Award will be considered assumed if, following the Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of an Option or Stock Appreciation Right or upon the payout of a Restricted Stock Unit, Performance Unit or Performance Share, for each Share subject to such Award, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the Change in Control.

Notwithstanding anything in this Section 13(c) to the contrary, an Award that vests, is earned or paid-out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or its successor modifies any of such performance goals without the Participant's consent; provided, however, a modification to such performance goals only to reflect the successor corporation's post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

(d) Outside Director Awards. With respect to Awards granted to an Outside Director that are assumed or substituted for, if on the date of or following such assumption or substitution the Participant's status as a Director or a director of the successor corporation, as applicable, is terminated other than upon a voluntary resignation by the Participant (unless such resignation is at the request of the acquirer), then the Participant will fully vest in and have the right to exercise Options and/or Stock Appreciation Rights as to all of the Shares underlying such Award, including those Shares which would not otherwise be vested or exercisable, all restrictions on Restricted Stock and Restricted Stock Units will lapse, and, with respect to Performance Units and Performance Shares, all performance goals or other vesting criteria will be deemed achieved at one hundred percent (100%) of target levels and all other terms and conditions met.

14. Tax.

(a) Withholding Requirements. Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof), the Company will have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, local, foreign or other taxes (including the Participant's FICA obligation) required to be withheld with respect to such Award (or exercise thereof).

(b) Withholding Arrangements. The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit a Participant to satisfy such tax withholding obligation, in whole or in part by (without limitation) (a) paying cash, (b) electing to have the Company withhold otherwise deliverable cash or Shares having a fair market value not in excess of the maximum statutory amount required to be withheld, or (c) delivering to the Company already-owned shares having a fair market value not in excess of the maximum statutory amount required to be withheld. the fair market value of the shares to be withheld or delivered will be determined as of the date that the taxes are required to be withheld.

(c) Compliance With Code Section 409A. Awards will be designed and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Code Section 409A such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Code Section 409A, except as otherwise determined in the sole discretion of the Administrator. The Plan and each Award Agreement under the Plan is intended to meet the requirements of Code Section 409A and will be construed and interpreted in accordance with such intent, except as otherwise determined in the sole discretion of the Administrator. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Code Section 409A the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Code Section 409A, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Code Section 409A.

15. No Effect on Employment or Service. Neither the Plan nor any Award will confer upon a Participant any right with respect to continuing the Participant's relationship as a Service Provider with the Company, nor will they interfere in any way with the Participant's right or the Company's right to terminate such relationship at any time, with or without cause, to the extent permitted by Applicable Laws.

16. Date of Grant. The date of grant of an Award will be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such other later date as is determined by the Administrator. Notice of the determination will be provided to each Participant within a reasonable time after the date of such grant.

17. Term of Plan. Subject to Section 22 of the Plan, this amendment of the Plan will become effective upon the Amendment Effective Date. It will continue in effect for a term of ten (10) years from the date of the Amendment Effective Date, unless terminated earlier under Section 18 of the Plan.

18. Amendment and Termination of the Plan.

(a) Amendment and Termination. The Board may at any time amend, alter, suspend or terminate the Plan.

(b) Stockholder Approval. The Company will obtain stockholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

(c) Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan will impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan will not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

19. Conditions Upon Issuance of Shares.

(a) Legal Compliance. Shares will not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

(b)   Investment Representations. As a condition to the exercise of an Award, the Company may require the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

20.   Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority will not have been obtained.

21.   Forfeiture Events.

(a)   All Awards under the Plan will be subject to recoupment under the Company's current Clawback Policy and any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company's securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other Applicable Laws. In addition, the Administrator may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Administrator determines necessary or appropriate, including but not limited to a reacquisition right regarding previously acquired Shares or other cash or property. Unless this Section 21(a) is specifically mentioned and waived in an Award Agreement or other document, no recovery of compensation under a clawback policy or otherwise will be an event that triggers or contributes to any right of a Participant to resign for "good reason" or "constructive termination" (or similar term) under any agreement with the Company or a Subsidiary, Parent, or affiliate of the Company.

(b)   The Administrator may specify in an Award Agreement that the Participant's rights, payments, and benefits with respect to an Award will be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, but will not be limited to, termination of such Participant's status as Service Provider for cause or any specified action or inaction by a Participant, whether before or after such termination of service, that would constitute cause for termination of such Participant's status as a Service Provider.

22.   Stockholder Approval. This amendment of the Plan is subject to, and contingent upon, stockholder approval at the Special Meeting of Stockholders. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-34180

STANDARD BIOTOOLS INC.

(Exact name of registrant as specified in its charter)

Delaware	**77-0513190**
State or other jurisdiction of incorporation or organization	I.R.S. Employer Identification No.

2 Tower Place, Suite 2000	**South San Francisco,**	**CA**	**94080**
Address of principal executive offices			Zip Code

Registrant's telephone number, including area code: **(650) 266-6000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	**LAB**	**The Nasdaq Global Select Market**

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 28, 2024, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was approximately $433.1 million based on the closing sale price on that date. Shares of common stock held by each executive officer and director and by each other person who may be deemed to be an affiliate of the Registrant have been excluded from this computation. The determination of affiliate status for this purpose is not necessarily a conclusive determination for other purposes.

As of March 2, 2025, there were 378,986,362 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement in connection with the registrant's annual meeting of stockholders, scheduled to be held in June 2025, are incorporated by reference in Part III of this report. Except as expressly incorporated by reference, such proxy statement shall not be deemed to be part of this report.

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STANDARD BIOTOOLS INC.

FISCAL YEAR 2024
FORM 10-K
ANNUAL REPORT

TABLE OF CONTENTS

Special Note Regarding Forward-looking Statements and Industry Data

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management's beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in the sections entitled "Business," "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Forward-looking statements include information concerning our possible or assumed future cash flow, revenue, sources of revenue and results of operations, cost of product revenue and product margin, operating and other expenses, unit sales and the selling prices of our products, business strategies, financing plans, expansion of our business, investments to expand our customer base, plans for our products, competitive position, industry environment, anticipated National Institutes of Health funding pressures, the expected effect from U.S. export controls and tariffs, potential growth opportunities, market growth expectations, the effects of competition, cost structure optimization, acceleration of growth, potential merger and acquisition (M&A) activity and restructuring plans (including expense reduction activities, modifications to the scope of our proteomic and genomics businesses and discontinuing of certain product lines) and our expectations regarding the benefits and integration of acquired businesses and/or products. Forward-looking statements include statements that are not historical facts and can be identified by terms such as "anticipates," "believes," "could," "seeks," "estimates," "expects," "intends," "may," "plans," "potential," "predicts, "projects," "should," "will," "would," or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. We discuss these risks in greater detail in the section entitled "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

Forward-looking statements represent our management's beliefs and assumptions only as of the date of this Annual Report on Form 10-K. Except as required by law, we assume no obligation to update these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. You should read this Annual Report on Form 10-K completely and with the understanding that our actual future results may be materially different from what we expect.

This Annual Report on Form 10-K also contains estimates, projections and other information concerning our industry, our business, and the markets for certain of our products, including data regarding the estimated size of those markets. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events, or circumstances may differ materially from events and circumstances reflected in this information. Unless otherwise expressly stated, we obtained this industry, business, market, and other data from reports, research surveys, studies, and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data, and similar sources.

Standard BioTools, the Standard BioTools logo, Fluidigm®, the Fluidigm logo, 48.Atlas™, Access Array™, Advanta™, Advanta EASE™, Atlas™, Biomark™, "Bringing new insights to life"™, C1™, Callisto™, Cell-ID™, CyTOF®, CyTOF XT™, the CyTOF XT logo, D3™, Delta Gene™, Direct™, Digital Array™, Dynamic Array™, EP1™, EQ™, FC1™, Flex Six™, Flow Conductor™, FluiDesign™, Helios™, High-Precision 96.96 Genotyping™, HTI™, Hyperion™, Hyperion+™, IMC™, Imaging Mass Cytometry™, Immune Profiling Assay™, Juno™, Maxpar®, MCD™, MSL®, Nanoflex™, Open App™, Pathsetter™, Polaris™, qdPCR 37K™, Script Builder™, Script Hub™, Singular™, SNP Trace™, SNP Type™, "Unleashing tools to accelerate breakthroughs in human health"™, X9™ Real Time PCR System, Xgrade™, SomaLogic®, SomaScan®, SOMAmer®, SomaSignal®, Power by SomaLogic™, DataDelve™, KREX™, i-Ome™, OncoREX™, and CardioDM™ are trademarks or registered trademarks of Standard BioTools Inc. or its affiliates in the United States and/or other countries. Other service marks, trademarks and trade names referred to in this Annual Report on Form 10-K are the property of their respective owners. We do not use the ® or ™ symbol in each instance in which one of our trademarks appears in this report, but this should not be construed as any indication that we will not assert our rights thereto to the fullest extent under applicable law.

Unless the context requires otherwise, references in this Annual Report on Form 10-K to "Standard BioTools," the "Company," "we," "us," and "our" refer to Standard BioTools Inc. and its subsidiaries.

ITEM 1. BUSINESS

Overview

At Standard BioTools, Inc. ("Standard BioTools" or the "Company"), we are committed to setting the new standard in the life science tools industry through strategic consolidation, best-in-class operations and a world class management team. Our established portfolio includes essential, standardized next-generation solutions designed to help biomedical researchers develop better therapeutics faster. We offer a diverse range of instrumentation, consumables, and services that generate high-quality data across early discovery, translational and clinical research. With advanced technologies in proteomics and genomics, we empower scientists to gain deeper biological insights, accelerate discoveries, and drive improved health outcomes across diverse therapeutic areas including immunology, oncology, neuroscience, cardiometabolic diseases and more.

Merger with SomaLogic, Inc.

On January 5, 2024, we completed our merger with SomaLogic, Inc. ("SomaLogic"), making it our wholly owned subsidiary. Under the terms of the Agreement and Plan of Merger dated October 4, 2023 (the "Merger Agreement"), each share of SomaLogic common stock (the "SomaLogic Common Stock") converted into 1.11 shares of our common stock.

SomaLogic specializes in proprietary affinity-based proteomics, and we believe the merger with SomaLogic (the "Merger") broadens our portfolio while strengthening our ability to drive innovation in proteomics research. By leveraging our combined expertise and complementary technologies, we aim to improve operational efficiency, realize cost synergies, and capitalize on expanded revenue opportunities in this growing market. We believe this combination will deliver enhanced benefits to our customers and create long-term value for our stockholders.

Acquisition of Sengenics Corporation

On November 21, 2024, we completed the acquisition of Sengenics Corporation Pte Ltd ("Sengenics"). As part of this acquisition, Sengenics' KREX™ precision antibody profiling services and kits were integrated into the SomaScan™ suite of solutions, expanding our capabilities in autoantibody biomarker detection and protein interaction analysis for discovery, translational, and clinical research.

We believe this addition strengthens our proteomics portfolio, particularly in biopharma and translational research, by combining proprietary immunoproteomic technology with our market-leading SomaScan™ platform. Available as both a lab service and a kit, KREX™ technology enables pharmaceutical companies and research institutions to advance disease understanding and accelerate biomarker discovery.

Our Platforms

We have built a solid foundation supporting a differentiated portfolio of life science tools, offering broad multi-omic capabilities that drive innovation and accelerate the pace of drug development. Our solutions are designed to unlock complex biological information across plasma, single-cell and spatial proteomics, as well as genomic analyses, enabling researchers to explore disease mechanisms with unprecedented depth and precision. By integrating our advanced platforms – SomaScan™, CyTOF™, Hyperion™, and Biomark™ – we empower scientists to generate high-content data across therapeutic areas, from immuno-oncology to neurology and infectious diseases. Each system is engineered to extract meaningful molecular signatures, providing researchers with the tools they need to decode intricate biological networks. Together, these technologies accelerate discovery, offering a comprehensive approach to understanding the complexities of health and disease.

Platform	Proteomics			Multi-omics / Genomics
	SomaScan	CyTOF	Hyperion	Biomark
Omic	Plasma proteomics	Single-cell proteomics	Spatial proteomics	Genomics and multi-omics
Instrument				
Overview	Profiles 11,000 protein measurements, covering over 10,000 unique human proteins, simultaneously from a single 55 μl sample	Captures highly multiplexed (50) surface and functional markers simultaneously	Captures the necessary dynamic range of 40+ markers simultaneously, with up to 35 - 100x throughput vs. cyclic immunofluorescence	Walk-away automated benchtop qPCR and library prep platform that combines multiple assays in a single run
Applications	• Cancer biology • Neuroscience • Autoimmune disorders • Inflammation	• Cancer biology • Neuroscience • Autoimmune disorders • Inflammation	• Cancer biology • Neuroscience • Autoimmune disorders • Inflammation • Infections disease • Translational immunology • Therapeutic response • Personalized medicine	• Agrigenomics • Gene expression • Genotyping • Pharmacogenomics • Sample identification • Pathogen detection

SomaScan

Our SomaScan platform enables researchers to measure thousands of proteins simultaneously with exceptional specificity and sensitivity, providing deep insights into biological processes and disease mechanisms. Our SomaScan platform uses proprietary SOMAmer® reagents – engineered protein-binding molecules that recognize specific protein targets with high affinity. These reagents facilitate precise quantification of proteins across a wide dynamic range, allowing researchers to uncover subtle biological changes that might otherwise be missed. Similar to transcriptomic and genomic approaches, high-throughput proteomics with our SomaScan platform unlocks powerful biomarker discovery, disease profiling, and drug development opportunities. The SomaScan platform includes our industry-leading assay, which profiles 11,000 protein measurements, covering 10,000 unique human proteins, from minimal sample volumes, and our data analytics solutions that translate complex protein data into actionable insights.

Proteomics research demands both breadth and precision, but many high-plex antibody assays struggle to maintain accuracy as they scale. The SomaScan Assay defies this limitation—expanding from 5,000 to 7,000 to 10,000 proteins while preserving measurement precision.



Source: Rooney, M.R. et al., 2024. Plasma proteomic comparison change as coverage expands for SomaLogic and Olink. medRXiv.

Building on the scalability and precision of the SomaScan Assay, we offer a suite of high-performance proteomics solutions tailored for diverse research and clinical applications.

Offering	Description
SomaScan Assay	Measures ~10,000 proteins in a single sample with industry-leading precision, specificity, and dynamic range. The largest proteomics platform available.
SomaScan Assay panels	Targeted panels (100 - 3,000 analytes) for disease-specific and custom studies, maintain high precision and throughput.
KREX Assay	Protein arrays for autoantibody profiling, including cancer, autoimmune, and citrullination assays, covering 100 - 1,800+ antigens.
SomaSignal Tests	15 CLIA-certified tests for clinical applications and 29 research use only ("RUO") tests for clinical trials, enabling risk stratification and personalized medicine.
SOMAmer Reagents	Proprietary reagents available via licensing for research and commercial use.
SomaScan Authorized Sites Program	Program that enables pharma, biotech, and academic institutions to run the SomaScan assay in-house with the same precision as our service labs.

CyTOF

Our CyTOF technology platform transforms single-cell analysis by leveraging mass cytometry to detect and quantify over 50 intracellular and extracellular markers simultaneously, providing researchers with a deeper and more precise view of cellular function. Unlike fluorescence-based flow cytometry, which is limited by spectral overlap, CyTOF uses metal-tagged antibodies and time-of-flight mass spectrometry to eliminate signal interference and expand multiplexing capabilities. This breakthrough technology enables high-dimensional immune profiling, biomarker discovery, and functional cell analysis with unparalleled accuracy. The CyTOF platform includes state-of-the-art instrumentation, optimized reagents, and powerful data analysis tools to accelerate discoveries in immunology, oncology, and beyond.

Hyperion

Our Hyperion spatial biology platform unlocks deeper insights into tissue organization by preserving spatial context while enabling high-dimensional molecular and proteomic analysis. Unlike traditional bulk or single-cell methods, our platform utilizes Imaging Mass Cytometry with to simultaneously map multiple protein markers (up to 40+) across complex tissue landscapes. This approach allows researchers to explore cellular interactions, tissue architecture, and disease progression at unprecedented resolution. Our Hyperion platform includes state-of-the-art instrumentation, multiplexed imaging capabilities, and powerful bioinformatics tools to drive discoveries in oncology, immunology, and neuroscience.

Biomark

Our Biomark X9 system redefines high-throughput genomics by delivering exceptional efficiency, precision, and scalability for qPCR applications. Designed for researchers who require robust multiplexing capabilities, the Biomark X9 system enables the simultaneous analysis of thousands of reactions in a single run. By leveraging advanced microfluidics technology, it significantly reduces reagent consumption while increasing throughput, making it an ideal solution for large-scale genomic studies, clinical research, and biomarker discovery. The Biomark X9 system integrates seamlessly with powerful data analysis tools, accelerating workflows and providing comprehensive insights with unmatched accuracy.

Our market opportunity

Based on industry estimates, the annual worldwide life sciences research tools total addressable market ("TAM") totals more than $70 billion. We currently participate in emerging segments of the life sciences research and biopharmaceutical tools market focused on proteomics and genomics.

Proteomics

We believe proteomics represents one of the largest untapped opportunities in the life sciences industry today, given its extensive existing applications and broad potential. Currently, most of the drugs approved by the U.S. Food and Drug Administration (the "FDA") target a protein, and most other drugs interact with, or are influenced by, protein-mediated signal transduction cascades. Our technologies aim to address a large opportunity across multiple proteomics-based markets and are uniquely designed to attract, capture, and retain customers representing a substantial share of each of these markets:

- **Flow Cytometry**: A critical tool for single-cell analysis, enabling high-parameter protein characterization. The demand for multiplexed, high-resolution immune profiling is increasing, particularly in oncology and immunotherapy research.

- **Spatial Biology**: Growing rapidly within tissue imaging and tumor microenvironment research, as researchers seek to map cellular interactions and disease progression at a deeper level. This market is expanding in both academic and clinical research applications.

- **Affinity Proteomics**: A key sector in biomarker discovery, translational research, and clinical diagnostics, driven by increasing demand for high-throughput, cost-effective protein quantification in plasma and tissue samples.

- **Antibody Profiling:** Critical for vaccine development, autoimmune research, and oncology, as researchers seek tools to characterize immune responses and identify therapeutic targets.

Genomics

The genomics market is well-established but continues to grow as advancements in gene expression analysis, Next-Generation Sequencing ("NGS"), and Quantitative Polymerase Chain Reaction ("qPCR") drive innovation:

- Genotyping & Gene Expression Analysis: Expanding applications in disease research, pharmacogenomics, and personalized medicine are fueling demand for rapid, scalable genomic solutions.

- NGS Sample Preparation: Widely used in biomarker discovery, translational research, and clinical diagnostics, as sequencing costs decrease and clinical applications increase.

With the continued convergence of proteomics and genomics, the life sciences market is positioned for accelerated growth, presenting substantial opportunities for companies that provide high-throughput, precise, and scalable analytical solutions.

OEM Markets

We also utilize our proprietary microfluidics technology to collaborate with original equipment manufacturer ("OEM") providers to pursue market opportunities outside our core markets. These OEM markets are highly varied, and we believe represent significant expansion opportunities for our technology.

Customers

We sell our instruments and consumables for RUO to leading academic research institutions, translational research and medicine centers, cancer centers, clinical research laboratories, and biopharmaceutical, biotechnology, and plant and animal research companies.

Marketing, Sales, Service and Support

We distribute our systems through our direct sales force and support organizations located in North America, Europe, and Asia-Pacific, and through distributors or sales agents in European, Latin American, Middle Eastern, and Asia-Pacific countries. Our sales and marketing efforts are targeted at laboratory directors and principal investigators at leading academic, translational research, healthcare consortiums, and biopharmaceutical companies who need reliable life science automation solutions to power their disease research with the goal of providing actionable insights.

Our sales process often involves numerous interactions and demonstrations with multiple people within an organization. Some potential customers conduct in-depth evaluations of the system, including running experiments on our system and competing systems. In addition, in most countries, sales to academic or governmental institutions require participation in a tender process involving preparation of extensive documentation and a lengthy review process. As a result of these factors and the budget cycles of our customers, our sales cycle, the time from initial contact with a customer to our receipt of a purchase order, can often be 12 months or longer.

Our Collaborations

Illumina Cambridge, Ltd. In connection with the Merger, we assumed a multi-year Collaboration Agreement with Illumina Cambridge, Ltd. ("Illumina"), originally entered into by SomaLogic and Illumina in December 2021 (the "Illumina Agreement"), to jointly develop and commercialize co-branded kits to combine Illumina's Next Generation Sequencing ("NGS") technology with SomaScan® technology (the "Co-Branded Kits"), in exchange for, among other things, an upfront payment and certain royalty payments. Unless earlier terminated in accordance with its terms, the Illumina Agreement will remain in effect until the expiration of the last-to-expire royalty period for the Licensed Products.

NEC Corporation. Additionally, in connection with the Merger, we assumed a joint development and commercialization agreement with NEC Solution Innovators, Ltd. ("NEC"), originally entered into by SomaLogic and NEC in March 2020, to develop and commercialize SomaScan® services in Japan.

New England Biolabs, Inc. Also in connection with the Merger, we assumed a non-exclusive licensing agreement with New England Biolabs, Inc. ("NEB"), originally entered into by SomaLogic and NEB in September 2022, whereby we provide a license to use certain proprietary information and know-how relating to SomaLogic's aptamer technology.

Manufacturing

Our manufacturing operations are located in Singapore, Canada, Malaysia, and the United States (Boulder, Colorado). Our facility in Singapore manufactures Integrated Fluidic Circuits ("IFCs") and assemblies of microfluidics instruments. All of our IFCs for commercial sale and some IFCs for our research and development purposes are also fabricated at our Singapore facility. Our mass cytometry instruments and reagents for commercial sale, as well as for internal research and development purposes, are manufactured at our facility in Markham, Canada. Genomics reagents are manufactured at our facility in Markham, Canada.

Our facility in Boulder, Colorado manufactures reagents, SomaScan® assay kits, and other consumables used to run SomaScan® assays.

In connection with the acquisition of Sengenics. we acquired additional manufacturing operations in Kuala Lumpur, Malaysia. Our facility in Kuala Lumpur manufactures lysates for KREX™ microarrays.

We rely on a limited number of suppliers for certain components and materials used in our products. Key components in our legacy products and acquired products are supplied by sole or limited source suppliers. The loss of a single or sole source supplier would require significant time and effort to locate and qualify an alternative source of supply, if at all, and could adversely impact our business. For additional information, please refer to "Item 1A. Risk Factors."

Laboratory Operations

We perform all of our SomaScan Services and SomaSignal™ tests in our laboratory facility located in Boulder, Colorado. Our laboratory is certified under the Clinical Laboratory Improvement Amendments of 1988 ("CLIA") and accredited by the College of American Pathologists ("CAP"). Our laboratory is certified for performance of high-complexity testing by the Centers for Medicare & Medicaid Services ("CMS") in accordance with the CLIA and is licensed by certain other states requiring out-of-state licensure including California, Maryland, Pennsylvania and Rhode Island.

We perform all of our KREX™ microarray assay services in our laboratory facility located in Kuala Lumpur, Malaysia, and we perform CyTOF and Hyperion lab services in our Markham, Canada facility.

We believe that our existing laboratory facilities are adequate to meet our business needs for at least the next 12 months and that additional laboratory space will be available on commercially reasonable terms, if required.

Quality Assurance

Our quality assurance function oversees the quality of our laboratory and manufacturing operations. We have established oversight for systems implementation and maintenance procedures, document control processes, supplier qualification, preventive or corrective actions and employee training processes that we believe achieves excellence in operations. We continuously monitor and improve our processes and procedures and believe this high-quality service leads to customer satisfaction and retention.

Research and Development

Our product development strategy combines internal innovation with targeted acquisitions, allowing us to expand our capabilities and accelerate the introduction of new technologies. With a strong track record of delivering impactful solutions, we maintain a disciplined focus on execution, ensuring that our advancements translate into meaningful improvements for researchers.

Our development process is deeply multidisciplinary, integrating expertise across chemistry, molecular biology, microfluidics, mass spectrometry, computational biology, and software engineering. Scientific expertise is embedded throughout our organization—from research and development ("R&D") to leadership and across cross-functional teams—fostering an environment where technological innovation thrives.

Moving forward, we are committed to enhancing the performance and scalability of our existing platforms, developing next-generation solutions, and integrating advanced software and workflows to support complex research needs. By continuously evolving our technologies, we aim to provide researchers with the most reliable and insightful tools to accelerate discoveries and improve human health.

Competition

The life sciences market is highly competitive and continues to evolve as research advances. Key competitive factors include product quality, cost, innovation, ease of use, accuracy, reproducibility, reputation, and compatibility with existing lab workflows. Competition also extends to attracting top scientific and technical talent.

We compete with both established and emerging life science companies that develop instruments for gene expression analysis, genotyping, nucleic acid detection, protein analysis, imaging, and other applications. Additionally, academic groups and new market entrants are advancing novel technologies. Many competitors have advantages such as strong brand recognition, greater financial and human resources, broader product portfolios, larger sales forces, and extensive intellectual property holdings. They also benefit from well-established customer relationships, global support networks, and large-scale manufacturing capabilities.

To differentiate ourselves, we must clearly demonstrate that our technology, solutions, and customer support deliver superior performance and value compared to competing products and emerging innovations.

Intellectual Property

Patents

We have developed a portfolio of issued patents and patent applications directed towards commercial products and technologies in development. As of December 31, 2024, we owned or licensed approximately 1,020 patents and had over 520 pending patent applications worldwide, including patents and pending patent applications acquired from SomaLogic and Sengenics. Our utility patents have expiration dates ranging up to year 2044, and our design patents have expiration dates ranging up to year 2047.

License Agreements

We have entered into licenses for technologies from various companies and academic institutions.

Genomics Technologies. Our core genomics technology originated at the California Institute of Technology (Caltech) in the laboratory of Professor Stephen Quake, who is a co-founder of Fluidigm (now Standard BioTools Inc.). We license genomics technology from Caltech, Harvard University, and Caliper Life Sciences, Inc., now a PerkinElmer Health Sciences, Inc. ("PerkinElmer") company.

- We exclusively license from Caltech relevant patent filings relating to developed technologies that enable the production of specialized valves and pumps capable of controlling fluid flow at nanoliter volumes. The license agreement will terminate as to each country and licensed product upon expiration of the last-to-expire patent covering licensed products in each country. The U.S. issued patents we have licensed from Caltech expire between now and December 2025.

- We have entered into a co-exclusive license agreement with Harvard University for the license of relevant patent filings relating to genomics technology. The license agreement will terminate with the last-to-expire of the licensed patents. The U.S. issued patents we have licensed from Harvard University expire between now and year 2027.

Proteomics. Some of the intellectual property rights covering our mass cytometry products were subject to a license agreement (the "Original License Agreement") between Standard BioTools Inc. (formerly Fluidigm Corporation) and PerkinElmer. Under the Original License Agreement, we received an exclusive, royalty bearing, worldwide license to certain patents owned by PerkinElmer in the field of inductively coupled plasma (ICP)-based proteomics, including the analysis of elemental tagged materials in connection therewith (the Patents), and a non-exclusive license for reagents outside the field of ICP-based mass cytometry. In November 2015, we entered into a patent purchase agreement with PerkinElmer pursuant to which we purchased the Patents for a purchase price of $6.5 million and a patent assignment agreement pursuant to which PerkinElmer transferred and assigned to us all rights, title, privileges, and interest in and to the Patents and the Original License Agreement. Accordingly, we have no further financial obligations to PerkinElmer under the Original License Agreement. Contemporaneously with the purchase of the Patents, we entered into a license agreement with PerkinElmer pursuant to which we granted PerkinElmer a worldwide, non-exclusive, fully paid-up license to the Patents in fields other than (i) ICP-based mass analysis of atomic elements associated with a biological material, including any elements that are unnaturally bound, directly or indirectly, to such biological material (Mass Analysis) and (ii) the development, design, manufacture, and use of equipment or associated reagents for such Mass Analysis. The license agreement will terminate on the last expiration date of the Patents, currently expected to be in November 2026, unless earlier terminated pursuant to the terms of the license agreement.

InstruNor AS. In January 2020, we completed the acquisition of InstruNor AS ("InstruNor") for $7.2 million, including $5.2 million in cash and $2.0 million in stock. InstruNor provided automated sample preparation solutions for proteomics and flow cytometry instrument markets and became part of Standard BioTools Inc.'s proteomics business. Included in this acquisition were certain intellectual property portfolio assets comprised of patents and/or patent applications directed to various aspects of automated cell pretreatment instruments. The expiration dates for the issued patents in this patent portfolio extended to March 2033.

Any loss, termination, or adverse modification of our licensed intellectual property rights could have a material adverse effect on our business, operating results, and financial condition. For additional information, please refer to "Item 1A. Risk Factors."

Other

In addition to pursuing patents and licenses on key technologies, we have taken steps to protect our intellectual property and proprietary technology by entering into confidentiality agreements and intellectual property assignment agreements with our employees, consultants, OEM counterparties and collaborators and, when needed, our advisers.

Government Regulation

We are subject to a variety of laws and regulations in the United States, the European Union and other countries. The level and scope of the regulation varies depending on the country or defined economic region, but may include, among other things, the research, development, testing, clinical trials, manufacture, storage, recordkeeping, marketing authorization, labeling, safety, efficacy, packaging, advertising, promotion and commercial sales and distribution, of many of our products.

Clinical Laboratory Improvement Amendments of 1988

We are required to hold certain federal, state and local licenses, certifications and permits to operate our clinical laboratory facility in Boulder, Colorado, including the performance of certain diagnostic assays. Under CLIA, we are required to hold a certificate applicable to the categories of laboratory tests we perform and to comply with standards applicable to our operations, including test processes, personnel, facilities administration, equipment maintenance, recordkeeping, quality systems and proficiency testing. We must maintain CLIA certification to be eligible to bill for diagnostic services provided to Medicare beneficiaries. Many commercial third-party payors also require CLIA certification as a condition of payment.

Our Boulder facility holds a current CLIA certificate. To renew our CLIA certificate, we are subject to survey and inspection every two years to assess compliance with program standards. We elect to participate in the accreditation program of CAP. CMS has deemed CAP standards to be equally or more stringent than CLIA regulations and has approved CAP as a recognized accrediting organization. Inspection by CAP is performed in lieu of inspection by CMS for CAP-accredited laboratories. Because we are accredited by the CAP Laboratory Accreditation Program, we are deemed to also comply with CLIA. The regulatory and compliance standards applicable to the testing we perform may change over time, and any such changes could have a material effect on our business.

Penalties for non-compliance with CLIA or CAP requirements include suspension, limitation or revocation of the laboratory's CLIA or CAP certificate, as well as a directed plan of correction, state on-site monitoring, civil money penalties, civil injunctive suit or criminal penalties, as applicable.

State Laboratory Licensing

Our Boulder facility also holds a state license issued by the Colorado Department of Public Health and Environment. Colorado law and regulations establish standards for the day-to-day operation of a clinical laboratory, including the training and skills required of laboratory personnel and quality control.

Federal Oversight of Laboratory Developed Tests and Certain Devices

The laws and regulations governing the marketing of diagnostic products are evolving, extremely complex, and in many instances, there are no significant regulatory or judicial interpretations of these laws and regulations. We perform our diagnostic tests like the SomaSignal™ assays in our Boulder, Colorado CLIA-certified and CAP-accredited clinical laboratory, and although the performance of such tests is primarily regulated under CLIA, as administered by CMS, as well as by applicable state laws, as described above, the FDA has asserted its authority over the safety and efficacy of such LDTs, including through premarket review, and the controls necessary to maintain assay quality in recently promulgated regulations.

The FDA regulates any diagnostic tests that meet the definition of a medical device, except under specific, narrow circumstances. The Federal Food, Drug and Cosmetic Act ("FDCA") defines a medical device as "an instrument, apparatus, implement, machine, contrivance, implant, in vitro reagent, or other similar or related article, including a component part, or accessory, which is, among other things: intended for use in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment, or prevention of disease, in man or other animals and which does not achieve its primary intended purposes through chemical action within or on the body of man or other animals and which is not dependent upon being metabolized for the achievement of any of its primary intended purposes." By this definition, in vitro reagents and diagnostic tests are considered medical devices. Specifically, the FDA defines an in vitro diagnostic test (IVD), as "reagents, instruments, and systems intended for use in the diagnosis of disease or other conditions, including a determination of the state of health, in order to cure, mitigate, treat, or prevent disease or its sequelae." Therefore, the FDA generally considers diagnostic testing products like ours to be IVDs subject to the agency's regulatory requirements.

Among other things, pursuant to the FDCA and its implementing regulations, the FDA regulates the research, testing, manufacturing, safety, labeling, storage, recordkeeping, pre-market clearance or approval, marketing and promotion and sales and distribution of medical devices, including IVDs, in the United States to ensure that medical products distributed domestically are safe and effective for their intended uses. In addition, the FDA regulates the export of medical devices manufactured in the United States to international markets. Many of the instruments, reagents, kits or other consumable products used within our laboratory facility are regulated as medical devices and therefore must comply with FDA quality system regulations and certain other device requirements. We have policies and procedures in place to ensure that we source such materials from suppliers that are in compliance with any applicable medical device regulatory requirements.

The FDCA classifies medical devices into one of three categories based on the risks associated with the device and the level of control necessary to provide reasonable assurance of safety and effectiveness. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices or devices deemed not substantially equivalent to a previously 510(k) cleared device, are categorized as class III. These devices typically require submission and approval of a premarket approval application (PMA). Devices deemed to pose lower risk are categorized as either class I or II. For most class II devices, a manufacturer must submit to the FDA a 510(k) premarket notification submission requesting clearance of the device for commercial distribution in the United States. However, some low-risk class II devices are exempted from this requirement. When a 510(k) premarket notification submission is required, the manufacturer must submit to the FDA a premarket notification submission demonstrating that the device is "substantially equivalent" to a predicate device, which is: (i) a device that was legally marketed prior to May 28, 1976, for which PMA approval is not required, (ii) a legally marketed device that has been reclassified from class III to class II or class I, or (iii) another legally marketed, similar device that has been cleared through the 510(k) clearance process. Class II devices may also be subject to special controls such as performance standards, post-market surveillance, FDA guidelines, or particularized labeling. Most class I devices are exempt from 510(k) premarket notification requirements, but like class II and III devices, are subject to general controls, such as registration and listing, quality system, labeling, and reporting requirements.

After the FDA permits a device to enter commercial distribution, numerous regulatory requirements apply. These include: the Quality System Regulation, which requires manufacturers to follow elaborate design, testing, control, documentation and other quality assurance procedures during the manufacturing process; labeling regulations; the FDA's general prohibition against promoting products for unapproved or "off-label" uses; and the medical device reporting regulation, which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur. The FDA has broad post-market and regulatory and enforcement powers, including facility inspections and market surveillance. Failure to comply with the applicable U.S. medical device regulatory requirements could result in, among other things, warning letters, fines, injunctions, consent decrees, civil penalties, repairs, replacements, refunds, recalls or seizures of products, total or partial suspension of production, the FDA's refusal to grant future premarket clearances or approvals, withdrawals or suspensions of current product applications, and criminal prosecution.

Although the FDA has statutory authority to assure that medical devices, including IVDs, are safe and effective for their intended uses, the FDA had historically exercised its enforcement discretion and not enforced applicable device regulations with respect to IVDs that are designed, manufactured and used within a single high-complexity CLIA-certified laboratory. We believe that the SomaSignal™ assays we offer for clinical diagnostic use are LDTs, as are our near-term pipeline candidate tests intended for clinical diagnostic use. However, in May 2024, the FDA issued a final rule aimed at regulating LDTs under the current medical device framework and phasing out its existing enforcement discretion policy for this category of diagnostic tests; the final rule became effective on July 25, 2025. The LDT enforcement policy phase-out process will occur in gradual stages over a total period of four years, with pre-market approval applications for high-risk tests to be submitted by the 3.5-year mark. Moderate-risk and low-risk tests are expected to be in compliance at the 4-year mark, although FDA has stated it will continue to exercise enforcement discretion with respect to tests that are the subject of premarket submissions that are pending review. The FDA's final rule is complex and, concurrently, the agency announced several exceptions from the requirement to comply with full medical device regulatory controls, depending upon the specific nature of the LDT and the clinical laboratory that is offering such LDT for use by healthcare providers. We have begun the process of evaluating the final rule's potential impact on our SomaSignal™ assays, our operations, and our business more generally. Publication of the LDT final rule prompted the American Clinical Laboratory Association ("ACLA") and one of its members, on May 29, 2024, as well as the Association for Molecular Pathology ("AMP") and one of its members, on August 19, 2024, to file complaints against the FDA in the Eastern District of Texas and the Southern District of Texas, respectively. Both complaints allege that the agency does not have authority to promulgate the LDT final rule and seek to vacate the FDA's action; the two cases were subsequently consolidated into a single action pending in the Eastern District of Texas. Briefing is ongoing in the consolidated case and the outcome is uncertain. The ongoing litigation could potentially affect the FDA's plans to implement these new LDT requirements, making the implementation timeline somewhat uncertain although no preliminary injunction has been issued to date. Accordingly, the agency has continued its implementation efforts by actively providing guidance and training to clinical laboratories on how to comply with medical device general controls. Following the transition to the new Trump administration, it is unclear whether the Executive Branch of the U.S. government will continue to defend the FDA's rulemaking action in the consolidated litigation in Texas or if it will take steps to rescind or modify the LDT final rule. Affected stakeholders also continue to press for a comprehensive legislative solution to create a harmonized paradigm for oversight of LDTs by both the FDA and CMS, instead of implementation of the FDA's final rule, which may be disruptive to the industry and to patient access to certain diagnostic tests. However, this FDA rulemaking was initiated after years of failed congressional attempts to harmonize the regulatory paradigms applicable to LDTs and other IVDs, making it unclear whether any legislative efforts would be successful going forward. The outcome of the November 2024 elections on the composition of the 2025-2026 Congress, with both the Senate and House transitions to Republican control, also creates uncertainties for the diagnostic industry.

Even though we presently commercialize some of our SomaSignal™ tests as LDTs, the FDA may disagree that such tests are within the scope of its current enforcement discretion criteria for LDTs, or our SomaSignal™ tests may in the future become subject to more onerous regulation by the FDA. If and when the FDA begins to actively enforce its premarket submission regulations with respect to LDTs generally or to our SomaSignal™ tests in particular, whether as a result of new legislative authority or under the May 2024 LDT final rule, depending upon the risk classification of each individual test, we may be required to obtain premarket clearance for our diagnostic assays under Section 510(k) of the FDCA or approval of a PMA. The process for submitting a 510(k) premarket notification and receiving FDA clearance usually takes from three to 12 months, but it can take significantly longer, and clearance is never guaranteed. The process for submitting and obtaining FDA approval of a PMA generally takes from one to three years or even longer, and approval is not guaranteed. PMA approval typically requires extensive clinical data and can be significantly longer, more expensive and more uncertain than the 510(k) clearance process. If premarket review is required for some or all of our tests, the FDA could require that we stop selling our tests and testing services pending clearance or approval and conduct clinical testing prior to making submissions to FDA to obtain premarket clearance or approval. The FDA could also require that we label our SomaSignal™ tests as investigational or limit the labeling claims we are permitted to make.

Regulation of Clinical Trials

We may in the future conduct research studies for our SomaSignal™ tests intended for clinical diagnostic use and our other assays in development that involve clinical investigators and human subjects (or stored specimens from human subjects) at sites in the United States. We may need to conduct additional clinical trials for the SomaSignal™ tests for clinical use, as well as other tests we may offer in the future, to drive test adoption in the marketplace and reimbursement. Should we not be able to perform these studies, or should their results not provide clinically meaningful data and value for clinicians, adoption of our tests could be impaired and we may not be able to obtain reimbursement for them.

The conduct of clinical trials is also subject to extensive federal and institutional regulations intended to assure that the data and reported results are credible and accurate and that the rights, safety, and welfare of study participants are protected. Most studies involving human participants must be reviewed and approved by, and conducted under the auspices of, a duly-constituted institutional review board ("IRB"), which is a multi-disciplinary committee responsible for reviewing and evaluating the risks and benefits of a clinical trial for participating subjects and monitoring the trial on an ongoing basis. Companies sponsoring the clinical trials and investigators also must comply with, as applicable, regulations, guidelines and IRB requirements for obtaining informed consent from the study subjects, following the protocol and investigational plan, adequately monitoring the clinical trial, and timely reporting of adverse events. The sponsoring company or the IRB may suspend or terminate a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk. In addition, trials involving human subjects often require significant time and cash resources to complete and are subject to a high degree of risk, including risks of experiencing delays, failing to complete the trial or obtaining unexpected or negative results.

If the investigational device presents a "significant risk," as defined by the FDA, the agency requires the device sponsor to submit an investigational device exemption application ("IDE") to the FDA. The exemption must become effective prior to commencing human clinical studies. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a patient. An IDE must be supported by appropriate non-clinical data, such as animal and laboratory test results, showing that the device has a safety profile appropriate for human testing and that the trial protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA, unless the FDA expressly approves or denies the application in writing or notifies the sponsor that the investigation is on hold and may not begin until the sponsor provides supplemental information about the investigation that satisfies the agency's concerns. If the FDA determines that there are deficiencies or other concerns with an IDE that require modification of the trial, the FDA may permit a clinical trial to proceed under a conditional approval or the sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. If the device presents a non-significant risk to the patient according to criteria established by FDA as part of the IDE regulations, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate authorization from the FDA, but must still comply with abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements.

In the Consolidated Appropriations Act for 2023, Congress amended the FDCA to require the sponsor of any pivotal clinical trial that will be used to demonstrate the safety and effectiveness of a medical device marketing authorization submission to develop a diversity action plan for such trial, and if submission of an IDE application is required, to submit such diversity action plan to the FDA. The action plan must include the sponsor's diversity goals for enrollment, as well as a rationale for the goals and a description of how the sponsor will meet them. The FDA may grant a waiver for some or all of the requirements for a diversity action plan. It is unknown at this time how the diversity action plan may affect device pivotal clinical trial planning and timing, but if FDA objects to a sponsor's diversity action plan and requires the sponsor to amend the plan or take other actions, it may delay trial initiation.

Laboratory Technology for Research Use Only

Our proteomics, genomics, and analytical instruments, reagents, and other consumables are currently intended for, labeled and sold for RUO applications, and we sell them to academic institutions, life sciences and clinical research laboratories that conduct research, and biopharmaceutical and biotechnology companies for non-clinical and non-diagnostic purposes. In addition, the SomaLogic offerings, other than the SomaSignalTM assays intended for clinical diagnostic use, are intended and offered for RUO applications. Such products are not intended or promoted for use in clinical practice in the diagnosis of disease or other conditions. Accordingly, they are not subject to pre- and post-market controls for medical devices by the FDA, with the exception that we must comply with the agency's regulations relating to the labeling of IVDs intended for RUO applications. In accordance with such regulations, our RUO products are labeled, "For Research Use Only. Not for use in diagnostic procedures."

The FDA's final guidance document "Distribution of In Vitro Diagnostic Products Labeled for Research Use Only or Investigational Use Only" (the "RUO/IUO Guidance"), provides the FDA's thinking on when IVDs are properly labeled for RUO or for IUO. The RUO/IUO Guidance explains that merely including a labeling statement that the product is for research purposes only will not necessarily render the device exempt from the FDA's clearance, approval, or other regulatory requirements if the totality of circumstances surrounding the distribution of the product indicate that the manufacturer knows its product is being used by customers for clinical diagnostic uses or that the manufacturer intends such uses. These circumstances may include, among other things, written or verbal marketing claims regarding a product's performance in clinical diagnostic applications, a manufacturer's provision of technical support for clinical validation or clinical applications of the product, or solicitation of business from clinical laboratories, all of which FDA may consider evidence of intended uses that conflict with RUO/IUO labeling. If we are required to obtain marketing authorization from FDA for our products that we label and sell as RUO, we may be required to delay marketing and commercialization while we obtain pre-market clearance or approval from the FDA. There would be no assurance that we could ever obtain such clearance or approval.

In some cases, our customers may, on their own initiative and without consulting us, use our RUO-labeled products in their own LDTs or in other FDA-regulated products for clinical diagnostic use.

Advertising of Laboratory Technologies and Services

Whether our proteomics or genomics technologies or our laboratory assays are not regulated by FDA, regulated as class I or class II devices, or subject to enforcement discretion with respect to FDA's device requirements, advertising for such services and products is subject to federal truth-in-advertising laws enforced by the Federal Trade Commission (the "FTC"), as well as comparable state consumer protection laws. Under the Federal Trade Commission Act (the "FTC Act"), the FTC is empowered, among other things, to (a) prevent unfair methods of competition and unfair or deceptive acts or practices in or affecting commerce; (b) seek monetary redress and other relief for conduct injurious to consumers; and (c) gather and compile information and conduct investigations relating to the organization, business, practices, and management of entities engaged in commerce. The FTC has very broad enforcement authority, and failure to abide by the substantive requirements of the FTC Act and other consumer protection laws can result in administrative or judicial penalties, including civil penalties, injunctions affecting the manner in which we would be able to market services or products in the future, or criminal prosecution.

Federal and State Anti-Kickback Laws

The Federal Anti-Kickback Statute makes it a felony for a person or entity, including a clinical laboratory, to knowingly and willfully offer, pay, solicit or receive any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, in order to induce or in return for the referral of an individual for the furnishing of, or the recommending or arranging for the furnishing of, purchasing, leasing, ordering or arranging for or recommending purchasing, leasing or ordering of any item or service that is reimbursable in whole or in part, under any federal healthcare program. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Courts have broadly interpreted the scope of the Anti-Kickback Statute and generally have held that the statute may be violated if merely one purpose of a payment arrangement is to induce referrals.

In addition to statutory exceptions to the Anti-Kickback Statute, regulations provide for a number of safe harbors. If an arrangement meets the provisions of a safe harbor or exception, it is deemed not to violate the Anti-Kickback Statute, and the parties are immune from prosecution. An arrangement must fully comply with each element of an applicable safe harbor in order to qualify for protection.

Failure to meet the requirements of an exception or a safe harbor does not render an arrangement illegal. Rather, the government may evaluate such arrangements on a case-by-case basis, taking into account all facts and circumstances.

A violation of the Anti-Kickback Statute may result in imprisonment for up to ten years and significant fines for each violation and additional administrative civil money penalties, plus up to three times the amount of the remuneration paid. Convictions under the Anti-Kickback Statute result in mandatory exclusion from federal healthcare programs for a minimum of five years. In addition, a violation of the Anti-Kickback Statute can serve as the basis of liability under the federal False Claims Act, which is discussed in greater detail below.

Although the Anti-Kickback Statute applies only to items and services reimbursable under any federal healthcare program, a number of states, including California, have passed statutes substantially similar to the Anti-Kickback Statute that apply to all third-party payors, including commercial insurers, and, in some states, to patients without insurance. The California Attorney General and courts have interpreted the California anti-kickback and fee-splitting laws in substantially the same way as the courts have interpreted the Anti-Kickback Statute. Penalties under such state laws include imprisonment and significant monetary fines.

In addition, in October 2018, the Eliminating Kickbacks in Recovery Act of 2018 ("EKRA") was enacted as part of the Substance Use-Disorder Prevention that Promotes Opioid Recovery and Treatment for Patients and Communities Act. EKRA is an all-payor anti-kickback law that makes it a criminal offense to pay any remuneration to induce referrals to, or in exchange for, patients using the services of a recovery home, a substance use clinical treatment facility, or laboratory. However, unlike the Anti-Kickback Statute, EKRA is not limited to services covered by federal healthcare programs but applies more broadly to services covered by "healthcare benefit programs," including commercial third-party payors. Although EKRA apparently was intended to reach patient brokering and similar arrangements to induce patronage of substance use recovery and treatment, the language in EKRA is broadly written. Further, certain of EKRA's exceptions are inconsistent with the Anti-Kickback Statute and regulations. EKRA permits the U.S. Department of Justice to issue regulations clarifying EKRA's exceptions or adding additional exceptions, but such regulations have not yet been issued.

Other Federal and State Healthcare Laws

In addition to the requirements discussed above, several other healthcare fraud and abuse laws could have an effect on our business. For example, federal law permits the Office of Inspector General for the Department of Health and Human Services ("HHS-OIG") to exclude an individual or entity from Medicare or Medicaid for charging federal healthcare programs, including Medicare or Medicaid, substantially in excess of its usual charges for its items or services absent a finding of good cause. The terms "usual charge" and "substantially in excess" are subject to varying interpretations, and the HHS OIG has withdrawn multiple versions of a proposed rule intended to implement the statute.

The federal False Claims Act prohibits, among other things, a person from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment to the federal government. In addition to actions initiated by the government itself, the statute authorizes actions to be brought on behalf of the federal government by a private party having knowledge of the alleged fraud pursuant to its *qui tam* provisions. Because the complaint in a *qui tam* action is initially filed under seal, the action may be pending for some time before the defendant is even aware of the action. Regardless of whether the government intervenes in the action, the relator, if successful, is entitled to receive a percentage of the recovery. In addition, providers and suppliers must report and return any overpayments received from the Medicare and Medicaid programs within 60 days of identification, and failure to identify and return such overpayments exposes the provider or supplier to federal False Claims Act liability. Violation of the federal False Claims Act may result payment of up to three times the actual damages sustained by the government, plus significant per-claim civil penalties, as well as mandatory exclusion from government healthcare programs. Several states, including California, have enacted comparable false claims laws that may apply regardless of payor.

The federal civil monetary penalties law (the "CMP Law") prohibits, among other things, (1) the offering or transfer of remuneration (including a waiver of copayments and deductible amounts) to a Medicare or Medicaid beneficiary if the person knows or should know it is likely to influence the beneficiary's selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or Medicaid, unless an exception applies; (2) employing or contracting with an individual or entity that the provider knows or should know is excluded from participation in a federal healthcare program; (3) billing for services requested by an unlicensed physician or an excluded provider; (4) billing for medically unnecessary services; and (5) presenting or causing to be presented a claim to a federal healthcare program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent. The penalties for violating the CMP Law may include exclusion, substantial fines, and payment of up to three times the amount billed, depending on the nature of the offense.

Federal criminal statutes prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including those administered by commercial payors, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Like the Anti-Kickback Statute, this federal criminal statute requires a showing of intent, but a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

The Physician Payments Sunshine Act imposes annual reporting requirements on manufacturers of certain devices, drugs and biologics for certain payments and transfers of value by them and in some cases their distributors to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other advanced non-physician healthcare practitioners (such as nurse practitioners), and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. It applies to manufacturers when their products become eligible for reimbursement under a federal healthcare program such as Medicare or Medicaid. Any failure to comply with these reporting requirements could result in significant fines and penalties. Because we manufacture our own IVD products solely for use by or within our Boulder laboratory facility, we believe that we are exempt from these reporting requirements. We may become subject to such reporting requirements under the terms of current CMS regulations, however, if the FDA requires us to obtain marketing authorizations for our diagnostic tests as medical devices (whether because the agency determines that one or more of such tests do not fall within the scope of the agency's existing LDT definition or because of its recently issued final rule to exercise authority over LDTs as medical devices) or Congress enacts legislative reforms to the federal oversight of LDTs to subject them to FDA regulation and/or the reporting requirements of the Sunshine Act. It is presently unknown how CMS will respond to the recently finalized FDA policy change to effectively render all LDTs medical device products under federal law, and whether or when it will assert that the Sunshine Act's reporting requirements will begin to apply to the manufacturers of such LDTs. Given that litigation is ongoing between members of the clinical laboratory industry and FDA/HHS in relation to the May 2024 LDT final rule, it may be many months or even years before we have clarity on the applicability of state and federal Sunshine Act laws to our business. Certain states also require medical device manufacturers to maintain compliance programs and/or be licensed as manufacturers or distributors by a state professional board or health department. Because the FDA's now-in-effect final rule renders a clinical laboratory like ours a "medical device manufacturer," we have begun the process of evaluating whether and to what extent those kinds of medical device-specific state requirements may be applicable to our operations.

We are also subject to applicable state restrictions on laboratory billing. These laws vary from state to state but generally are intended to prevent a provider who ordered but did not perform the service from billing for that service at a markup. For example, California has an anti-markup statute with which we must comply, which prohibits a provider from charging for any laboratory test that it did not perform unless the provider (a) notifies the patient, client or customer of the name, address and charges of the laboratory performing the test, and (b) charges no more than what the provider was charged by the clinical laboratory that performed the test except for any other service actually rendered to the patient by the provider (for example, specimen collection, processing and handling). This provision applies, with certain limited exceptions, to licensed persons such as physicians and clinical laboratories regulated under California's Business and Professions Code. A violation of this provision can lead to imprisonment and/or a fine of up to $10,000. Other states have similar anti-markup and other client billing restrictions with which we must comply. Many states also have "direct-bill" laws, which require the party that performed the service to bill for the service, with certain exceptions.

If our operations are found to be in violation of any of the fraud and abuse laws described above or any other healthcare regulatory laws that apply to us, we may be subject to penalties, including potentially significant criminal and civil and/or administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government healthcare programs, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

U.S. Data Privacy and Security Laws

The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") established comprehensive federal standards for the privacy and security of health information. In 2009, Congress enacted Subtitle D of the Health Information Technology for Economic and Clinical Health Act ("HITECH") provisions of the American Recovery and Reinvestment Act of 2009. HITECH amended HIPAA and, among other things, expanded and strengthened HIPAA, created new targets for enforcement, imposed new penalties for noncompliance and established new breach notification requirements. HIPAA applies to health plans, healthcare clearing houses and healthcare providers that conduct certain healthcare transactions electronically (collectively, "Covered Entities"), as well as individuals or entities that perform services for them involving the use, or disclosure of, individually identifiable health information or "protected health information" ("PHI") under HIPAA ("Business Associates"). Under HIPAA, as amended by the HITECH Act, the U.S. Department of Health and Human Services ("HHS") has issued regulations to protect the privacy and security of PHI used or disclosed by Covered Entities and Business Associates. HIPAA also regulates and standardizes the codes, formats and identifiers used in certain healthcare transactions and standardization of identifiers for health plans and providers, for example insurance billing. Any non-compliance with HIPAA and HITECH and related penalties, could adversely impact our business.

The HIPAA security standards require the adoption of administrative, physical and technical safeguards and the adoption of written security policies and procedures to maintain the security of protected health information.

The HIPAA privacy regulations address the privacy of PHI by limiting the use and release of such information. They also set forth certain rights that an individual has with respect to his or her PHI maintained by a Covered Entity, including the right to access or amend certain records containing PHI, request an accounting of disclosures of PHI or to request restrictions on the use or disclosure of PHI. The HIPAA breach notification regulations impose certain reporting requirements on Covered Entities and their Business Associates in the event of a breach of PHI.

Covered Entities must report breaches of PHI that has not been encrypted or otherwise secured in accordance with guidance from the Secretary of HHS (the "Secretary"). Breaches must be reported as soon as reasonably practicable, but no later than 60 days following discovery of the breach. Reports must be made to affected individuals, the HHS Secretary, and depending on the size of the breach, the local and national media. Covered Entities are also subject to the HHS HIPAA audit program and may be investigated in connection with a privacy or data security complaint.

Significant civil and criminal fines and other penalties may be imposed for violating HIPAA directly, and in connection with acts or omissions of any agents, including downstream business associates, as determined according to the federal common law of agency. Civil penalties are adjusted for inflation on an annual basis and can exceed $1.0 million per year for failure to comply with a HIPAA requirement. A single breach incident can violate multiple requirements. Additionally, a person who knowingly obtains or discloses PHI in violation of HIPAA may face criminal penalties (including fines and imprisonment), which increase if the wrongful conduct involves false pretenses or the intent to sell, transfer or use PHI for commercial advantage, personal gain or malicious harm. Covered Entities are also subject to enforcement by state Attorneys General who were given authority to enforce HIPAA.

Additionally, while HIPAA does not create a private right of action allowing individuals to file suit against us in civil court for violations of HIPAA, its standards have been used as the basis for duty of care cases in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI.

Even when HIPAA does not apply, according to the FTC, failing to take appropriate steps to keep consumers' personal information secure constitutes unfair acts or practices in or affecting commerce in violation of Section 5(a) of the FTC Act. The FTC expects a company's data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards. The FTC and state Attorneys General have also brought enforcement actions and prosecuted some data breach cases as unfair and/or deceptive acts or practices under the FTC Act and comparable state laws.

The HIPAA privacy and security regulations establish a uniform federal "floor" and do not preempt state laws that are more stringent or provide individuals with greater rights with respect to the privacy or security of, and access to, their records containing PHI or insofar as such state laws apply to personal information that is broader in scope than PHI. Certain state laws govern the privacy and security of health-related and other personal information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. The State of California, for example, has implemented comprehensive laws and regulations. The California Confidentiality of Medical Information Act ("CMIA") imposes restrictive requirements regulating the use and disclosure of health information and other personally identifiable information. California has also recently adopted the California Consumer Privacy Act of 2018 ("CCPA"), which went into effect January 1, 2020. The CCPA, among other things, creates new data privacy obligations for covered companies and provides new privacy rights to California residents, including the right to opt out of certain disclosures of their information. It also creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Although the law includes limited exceptions, including for PHI maintained by a Covered Entity or Business Associate under HIPAA and medical information maintained by healthcare providers under the CMIA, it may regulate or impact our processing of personal information depending on the context. Further, the California Privacy Rights Act ("CPRA") went into effect January 1, 2023 amending and strengthening the CCPA. The CPRA imposes additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data and expands the application of the CCPA to all human resources personal information of our California-based employees. It also created a new California data protection agency authorized to issue substantive regulations and is expected to result in increased privacy and information security enforcement. Various states have enacted their own privacy laws similar to the CCPA, and other states are considering proposals for such laws, all of which increases the complexity of compliance and the risk of failures to comply.

Numerous other federal and state laws, including consumer protection laws and regulations, govern the collection, dissemination, use, access to, confidentiality and security of patient health information. In addition, Congress and some states are considering new laws and regulations that further protect the privacy and security of medical records or medical information. With the recent increase in publicity regarding data breaches resulting in improper dissemination of consumer information, all 50 states have passed laws regulating the actions that a business must take if it experiences a data breach, as defined by state law, including prompt disclosure within a specified amount of time to affected individuals. In addition to data breach notification laws, some states have enacted statutes and rules requiring businesses to reasonably protect certain types of personal information they hold or to otherwise comply with certain specified data security requirements for personal information. Congress has also been considering similar federal legislation relating to data privacy and data protection.

Many states, such as Massachusetts, have also implemented genetic testing and privacy laws imposing specific patient consent requirements and requirements for protecting test results. The interplay of federal and state laws regulating genetic information may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and potentially exposing us to additional expense, adverse publicity and liability. Further, as regulatory focus on genetic privacy issues continues to increase and laws and regulations concerning the protection of personal information expand and become more complex, these potential risks to our business could intensify.

Information Blocking Rules

The Office of the National Coordinator for Health Information Technology ("ONC") coordinates the ongoing development of standards to enable interoperable health information technology infrastructure nationwide in the healthcare sector. In May 2020, ONC released the final Information Blocking Rule to implement the interoperability and patient access provisions of the 21st Century Cures Act. We will need to continually review our practices for conduct that could be considered as likely to interfere with access, exchange or use of electronic health information, as those practices are prohibited by the Information Blocking Rule, unless one of the exceptions outlined in the Information Blocking Rule applies. Among other things, the Information Blocking Rule requires us to provide patients with on-demand access to laboratory test results. These requirements can be inconsistent with our obligations as a laboratory under state law and/or medical or ethical standards. It is currently unclear how the ONC will approach delays in providing patient access in these situations. Healthcare providers including laboratories will be subject to civil monetary penalties for violations of the Information Blocking Rule once the penalty regulations are finalized. The amount of such penalties is unknown, but the regulations for health industry networks ("HINs"), health information exchanges ("HIEs"), and certified developers of health information technology allow for up to $1.0 million in penalties per violation.

International Laws and Regulations

Many countries in which we may offer any of our testing products in the future have anti-kickback regulations prohibiting providers from offering, paying, soliciting or receiving remuneration, directly or indirectly, in order to induce business that is reimbursable under any national healthcare program. In situations involving physicians employed by state-funded institutions or national healthcare agencies, violation of the local anti-kickback law may also constitute a violation of the U.S. Foreign Corrupt Practices Act (FCPA), and/or other applicable anti-corruption laws.

The FCPA prohibits any U.S. individual, business entity or employee of a U.S. business entity from offering or providing, directly or through a third party, including any potential distributors we may rely on in certain markets, anything of value to a foreign official with corrupt intent to influence an award or continuation of business or to gain an unfair advantage, whether or not such conduct violates local laws. In addition, it is illegal for a company that reports to the SEC to have false or inaccurate books or records or to fail to maintain a system of internal accounting controls. We will also be required to maintain accurate information and control over sales and distributors' activities that may fall within the purview of the FCPA, including its books and records provisions and its anti-bribery provisions.

The standard of intent and knowledge under the FCPA's anti-bribery provisions is minimal intent and knowledge are usually inferred from the fact that bribery took place. The FCPA's accounting provisions do not require intent. Violations of the FCPA's anti-bribery provisions for corporations and other business entities are subject to a fine of up to $2.0 million and officers, directors, stockholders, employees and agents are subject to a fine of up to $100,000 and imprisonment for up to five years. Other countries, including the United Kingdom and other Organisation for Economic Co-Operation and Development Anti-Bribery Convention members, have similar anti-corruption regulations, such as the U.K. Bribery Act.

When marketing our testing products outside of the United States, we may be subject to foreign regulatory requirements governing human clinical testing, prohibitions on the import of tissue necessary for us to perform our testing products or restrictions on the export of tissue imposed by countries outside of the United States or the import of tissue into the United States, and marketing approval. These requirements vary by jurisdiction, differ from those in the United States and may in some cases require us to perform additional pre-clinical or clinical testing. In many countries outside of the United States, coverage, pricing and reimbursement approvals are also required.

European Union IVD Laws and Regulations

Whether or not we are required to comply with requirements for marketing clinical diagnostic products in the United States, we may be required to obtain marketing authorizations from regulatory authorities in non-United States countries prior to the marketing of any product for clinical diagnostic use in such countries. The laws and regulations relating to laboratory equipment, reagents and assays in other jurisdictions vary from those in the United States and may be easier or more difficult to satisfy and are subject to change. For example, in the European Union ("EU"), IVDs had been regulated under EU-Directive 98/79/EC ("IVD Directive") and corresponding national provisions prior to May 2022. The IVD Directive required that medical devices, including IVDs, meet the essential requirements, including those relating to device safety and efficacy, set out in an annex of the Directive. According to the IVD Directive, EU Member States have presumed compliance with these essential requirements for devices that are in conformity with the relevant national standards transposing the harmonized standards, such as ISO 13485:2016, the quality system standard for medical device manufacturers.

IVDs, other than devices for performance evaluation, must bear the CE marking of conformity when they are placed on the European market. The CE mark is a declaration by the manufacturer that the product meets all the appropriate provisions of the applicable legislation implementing the relevant European Directive. As a general rule, the manufacturer must follow the EU declaration of conformity procedure to obtain or apply a CE mark.

In May 2022, the Directive was replaced by the In Vitro Diagnostic Medical Devices Regulation ("IVDR") (Regulation (EU) 2017/746) that was published in May 2017 and given a five-year transition period until its implementation on May 26, 2022. Unlike the IVD Directive, the IVDR has binding legal force throughout every Member State. The major goal of the IVDR was to standardize diagnostic procedures within the EU, increase reliability of diagnostic analysis and enhance patient safety. Under the IVDR as enacted by the European Commission (EC), IVDs are subject to additional legal regulatory requirements. Among other things, the IVDR introduces a new risk-based classification system and requirements for conformity assessments. Under the IVDR and subsequent amendments, IVDs already certified under the IVD Directive by a Notified Body may remain on the market until December 31, 2027, and IVDs certified under the IVD Directive without the involvement of a Notified Body may be placed on, or remain in, the market for up to two additional years (until December 21, 2029) depending on the classification of the IVD. The manufacturers of such devices remaining on the market must comply with specific requirements in the IVDR, but ultimately, such products, as with all new IVDs, will have to undergo the IVDR's conformity assessment procedures. In addition, the IVDR imposes additional requirements relating to post-market surveillance and submission of post-market performance follow-up reports.

The EC has designated 12 Notified Bodies to perform conformity assessments under the IVDR. MedTech Europe has issued guidance relating to the IVDR in several areas, e.g., clinical benefit, technical documentation, state of art, accessories, and EUDAMED. On December 5, 2023, the European Commission adopted Implementing Regulation (EU) 2023/2713 designating five EU Reference Laboratories covering the following types of high risk, class D IVDs: hepatitis and retroviruses; herpesviruses; bacterial agents; respiratory viruses that cause life-threatening diseases. The designated EU Reference Laboratories are responsible for verifying performance of IVDs in accordance with common specifications, batch testing of class D IVDs, collaborating with Notified Bodies to develop best practices for IVD conformity assessments, and providing scientific and technical assistance on the implementation of the IVDR.

United Kingdom Regulation of IVDs

The U.K.'s withdrawal from the EU has major ramifications for IVD manufacturers. Among other things, companies now have to follow new procedures that apply in the U.K., including appointment of a U.K. Responsible Person rather than relying on European Authorized Representatives, to manage their compliance efforts in the U.K.

The U.K. Medicine and Healthcare Products Regulatory Agency ("MHRA") issued guidance on how the country will regulate IVDs after January 1, 2021. According to MHRA, IVDs will require certification in the U.K., which is defined as England, Scotland and Wales, while companies will still be able to sell tests in Northern Ireland under existing EU IVD regulations. Under subsequent amendments to MHRA guidance, MHRA will continue to recognize CE marks for IVDs certified under the IVD Directive until the earlier of June 30, 2030 or the expiration of the certificate and, for IVDs certified under the IVDR, until June 30, 2030. Companies must register with the MHRA before placing IVDs on the U.K. market. To continue marketing CE-marked IVDs in the U.K. once the MHRA-designated recognition period has lapsed, companies selling in the U.K. will have to obtain a new marking authorization, called a U.K. Conformity Assessed mark ("UKCA"), for each IVD product.

International Data Privacy and Security Laws

The collection and use of personal health data in the EU is governed by the General Data Protection Regulation, or GDPR. The GDPR applies to any company established in the European Economic Area, or EEA, (which includes the EU Member States plus Iceland, Liechtenstein, and Norway) and to companies established outside the EEA that process personal data in connection with the offering of goods or services to data subjects in the EEA or the monitoring of the behavior of data subjects in the EEA. The GDPR establishes stringent requirements applicable to the processing of personal data, including strict requirements relating to the validity of consent of data subjects, expanded disclosures about how personal data is used, requirements to conduct data protection impact assessments for "high risk" processing, limitations on retention of personal data, special provisions affording greater protection to and requiring additional compliance measures for "special categories of personal data" including health and genetic information of data subjects, mandatory data breach notification (in certain circumstances), "privacy by design" requirements, and direct obligations on service providers acting as processors. The GDPR also prohibits the international transfer of personal data from the EEA to countries outside of the EEA unless made to a country deemed to have adequate data privacy laws by the European Commission or a data transfer mechanism has been put in place. Failure to comply with the GDPR requirements may subject an entity to litigation, regulatory investigations, enforcement notices and/or fines of up to 20 million Euros or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, as well as compensation claims by affected individuals, negative publicity, reputational harm and a potential loss of business and goodwill.

Among other requirements, the GDPR also regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data. For example, in 2016, the EU and the United States agreed to a transfer framework for data transferred from the EU to the United States, called the Privacy Shield, but the Court of Justice of the EU invalidated the Privacy Shield when it decided the case *Maximilian Schrems vs. Facebook* (Case C-311-18), known as *Schrems II*. However, on July 10, 2023, the European Commission adopted an adequacy decision for a new mechanism for transferring data from the EU to the United States – the EU-US Data Privacy Framework, which provides EU individuals with several new rights, including the right to obtain access to their data, or obtain correction or deletion of incorrect or unlawfully handled data. The adequacy decision followed the signing of an executive order introducing new binding safeguards to address the points raised in the *Schrems II* decision. Notably, the new obligations were geared to ensure that data can be accessed by U.S. intelligence agencies only to the extent necessary and proportionate and to establish an independent and impartial redress mechanism to handle complaints from Europeans concerning the collection of their data for national security purposes. The European Commission will continually review developments in the United States along with its adequacy decision. Adequacy decisions can be adapted or even withdrawn in the event of developments affecting the level of protection in the applicable jurisdiction. Future actions of EU data protection authorities are difficult to predict. Some customers or other service providers may respond to these evolving laws and regulations by asking us to make certain privacy or data-related contractual commitments that we are unable or unwilling to make. This could lead to the loss of current or prospective customers or other business relationships.

Relatedly, following the United Kingdom's withdrawal from the EU, the GDPR was implemented in the United Kingdom as the U.K. GDPR. which sits alongside the amended U.K. Data Protection Act 2018, which implements certain derogations in the EU GDPR into UK law. Under the U.K. GDPR, companies not established in the United Kingdom but who process personal data in relation to the offering of goods or services to individuals in the United Kingdom, or to monitor their behavior will be subject to the U.K. GDPR – the requirements of which are (at this time) largely aligned with those under the EU GDPR and as such, may lead to similar compliance and operational costs with potential fines of up to £17.5 million or 4% of global turnover. In June of 2021, the European Commission issued a decision, which will sunset on June 27, 2025 without further action, that the United Kingdom ensures an adequate level of protection for personal data transferred under the EU GDPR from the EU to the United Kingdom.

In China, rules relating to personal data protection and data security are part of a complex framework and are found across various laws and regulations. The three main pillars of the personal data protection framework in China are the Personal Information Protection Law ("PIPL"), the Cybersecurity Law ("CSL") and the Data Security Law ("DSL"). The CSL, which became effective on June 1, 2017, and the Cybersecurity Review Measures promulgated by the Cyberspace Administration of China ("CAC"), provide that personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in mainland China must be stored in mainland China, and if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to national security review by the CAC together with competent departments of the State Council. The DSL came into force on September 1, 2021, and requires that data (not limited to personal data) shall not be collected by theft or other illegal means, and it also provides for a data classification and hierarchical protection system, which protects data according to its importance in economic and social development and the potential damage to national security, public interests, or the legitimate rights and interests of individuals and organizations if the data is falsified, damaged, disclosed, illegally obtained or illegally used. Most significantly, the PIPL came into effect on November 1, 2021. The PIPL is the first comprehensive, national–level personal data protection law in China. The PIPL mirrors certain provisions found under the GDPR such as the purpose limitation principle, the concept of a data protection officer, data subject rights, the requirement to conduct data protection impact assessments, and restrictions on data exports. With respect to data exports, China has adopted its own standard contractual clauses which qualifying businesses can use to legitimize their data exports.

Other countries, such as Brazil and Japan, have enacted or amended omnibus laws, and others, such as Russia, have also passed laws that require personal data relating to their citizens to be maintained in the country under certain circumstances and impose additional data transfer restrictions. In addition, India enacted new privacy legislation, the Digital Personal Data Protection Act, 2023, which applies to the processing of personally identifiable digital data about an individual whether the data is processed in India or outside of the country in connection with the offering of goods or services to data subjects who are residents of India. Complying with these numerous, complex and often changing regulations is expensive and difficult, and failure to comply with any privacy laws or data security laws or any security incident or breach involving the misappropriation, loss or other unauthorized use or disclosure of personal data (including sensitive or confidential patient or consumer information), whether by us or a third-party, could have a material adverse effect on our business, reputation, financial condition and results of operations, including but not limited to: material fines and penalties; damages; litigation; consent orders; extensive audits and inspections; bans on all or some processing of personal data carried out by noncompliant actors; and injunctive relief.

Environmental Matters

We are subject to many federal, state, local, and foreign environmental regulations. To comply with applicable regulations, we have and will continue to incur significant expenses and allocate internal resources to manage compliance-related issues. In addition, such regulations could restrict our ability to expand or equip our facilities or could require us to acquire costly equipment or to incur other significant expenses to comply with the regulations. For example, the Restriction on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment Directive ("RoHS"), the Registration, Evaluation, Authorisation, and Restriction of Chemicals ("REACH") and the Waste Electrical and Electronic Equipment Directive ("WEEE"), enacted in the European Union, regulate the use of certain hazardous substances, notification of customers of the presence of any substances of very high concern in products, and require the collection, reuse, and recycling of waste from, products we manufacture. Certain products sold in these countries are subject to RoHS, REACH and WEEE requirements. If we fail to comply with any present and future regulations, we could be subject to future fines, penalties, and restrictions, such as the suspension of manufacturing of our products or a prohibition on the sale of products we manufacture. For additional information, please refer to "Item 1A. Risk Factors."

Our research and development and manufacturing processes also involve the controlled use of hazardous materials, including flammables, toxics, corrosives, and biologics. Our research and manufacturing operations produce hazardous biological and chemical waste products. We seek to comply with applicable laws regarding the handling and disposal of such materials. The volume of such materials used or generated at our facilities is small. However, we cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. We do not currently maintain separate environmental liability coverage and any such contamination or discharge could result in significant cost to us in penalties, damages, and suspension of our operations.

Geographic Area Information

During the last three years, a significant portion of our revenue was generated outside of the United States. Total revenue received from customers outside the United States was $84.5 million, or 48% of our total revenue, in 2024, compared to $62.2 million, or 59% of our total revenue in 2023, and $56.9 million, or 58% of our total revenue in 2022. The majority of our long-lived assets are located within the United States, Singapore and Canada. Refer to Note 4 to our consolidated financial statements for additional information regarding geographic areas.

Seasonality

Our fourth quarter revenues are often the highest, primarily due to seasonality since many of our customers tend to spend budgeted money before the end of their calendar fiscal year-end. Our revenue in the first quarter is generally sequentially lower than the prior year's revenue in the fourth quarter.

Raw Materials

Certain raw materials used in our Delta Gene and SNP Type assays and Access Array target-specific primers are available from a limited number of sources. Additionally, certain metals used in our Maxpar reagents are available from a sole source. Currently, we do not have supply agreements with these suppliers. While we generally attempt to keep our inventory at minimal levels, we purchase incremental inventory as circumstances warrant to protect our supply chain.

Backlog

We manufacture products based on forecasts of our customers' demand and advance non-binding commitments from customers as to future purchases. Our customers generally do not place purchase orders far in advance. A substantial portion of our products are sold on the basis of standard purchase orders that are cancellable prior to shipment without penalty. Accordingly, backlog at any given time is not a meaningful indicator of future sales.

Human Resource Capital

Our team members share our commitment to improving the human condition and, in turn, we strive to create an environment where our people can do their best work. We know that our employees, who supply the ideas, energy, and innovation that powers our business, are amongst some of our most valued assets.

We are a values-driven organization. We believe strong shared values are essential for us to evolve and grow and to be successful for the long-term. Our values form our relationships with customers, suppliers, investors and each other. They help us to model respect and inclusiveness in our words and actions. Our core values conceived and developed by our employees are:

- Customer commitment;

- Integrity;

- Respect; and

- Continuous improvement.

A Diverse Global Workforce

As of December 31, 2024, we had a total of 818 employees worldwide of which 814 were full-time employees and 374 were located in the United States. Additionally, as of December 31, 2024, 46% of our employees worldwide were female and 45% of our employees in the United States were female. To our knowledge, none of our employees are represented by a labor union nor are they subject to a collective bargaining agreement.

Information About Our Executive Officers and Directors

The following persons were our executive officers and directors as of February 21, 2025:

Name	Position
Executive Officers	
Michael Egholm, Ph.D.	President, Chief Executive Officer, and Director
Alex Kim	Chief Financial Officer
Sean Mackay	Chief Business Officer
Non-Employee Directors	
Tom Carey	Chairperson of the Board of Directors
Fenel M. Eloi	Managing Partner of P&M Capital Partners, LLC
Eli Casdin	Founder and Chief Investment Officer of Casdin Capital, LLC and its affiliates
Troy Cox	Director and Chairperson of the Board of Directors of SOPHiA GENETICS SA, Director and Vice Chairperson of the Board of Directors of LetsGetChecked Inc., and Director at Zymeworks Inc.
Kathy Hibbs	Director of SOPHiA GENETICS SA
Frank Witney, Ph.D.	Operating Partner at Ampersand Capital Partners

Compensation and Benefits

The primary goal of our compensation program is to ensure that we attract, hire, and retain talented and highly skilled team members who are motivated to achieve or exceed our corporate goals.

We offer competitive total reward packages comprising various elements including market-driven base pay, short- and long-term incentives in the form of performance-based cash and equity, as well as comprehensive health and welfare benefits that include medical, dental, vision, group life, disability, and accidental death and dismemberment insurance, as well as our 401(k) or comparable non-U.S. retirement plans, subject to applicable law. We also provide vacation and other paid holidays to all employees at levels that we believe are comparable to those provided at peer companies.

Our intention is to align our compensation practices with the changing marketplace. By doing so, we strive to provide incentives to our team members to achieve short-term and long-term business goals, ensuring they feel rewarded for their performance and contributions.

Professional Development

In addition to providing attractive and competitive total rewards packages, we believe in fostering individual and organizational effectiveness by offering our team members a variety of professional development programs. These programs are designed to:

- inform, educate, and inspire our people to reach their professional goals;

- provide professional growth opportunities in different, easily accessible ways to accommodate diverse learning styles, including via classroom/live instructor-led trainings, online/e-learning modules, webinar/virtual trainings, blended learning, and professional coaching;

- provide individuals and the organization with the knowledge and skills to respond effectively to customer needs as well as current and future business demands; and

- provide ongoing support to the organization's development efforts.

Diversity and Inclusion

At Standard BioTools, our commitment to diversity, inclusion and equity is reflective of our values. We believe that we are strongest when we embrace all forms of diversity, and that it is essential to seek out diverse, innovative ideas and foster an inclusive culture where all colleagues are respected and engaged. We endeavor to apply this commitment to diversity to every aspect of the employee experience, from recruitment to development, training and advancement.

Corporate and Available Information

We were incorporated in California in May 1999 as Mycometrix Corporation, changed our name to Fluidigm Corporation in April 2001, and reincorporated in Delaware in July 2007. On April 1, 2022, the Company changed its name from Fluidigm Corporation to Standard BioTools Inc.

Our principal executive offices are located at Two Tower Place, South San Francisco, California 94080. Our telephone number is (650) 266-6000. Our website address is www.standardbio.com. We make available on our website, free of charge, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (the "SEC"). Our SEC reports can be accessed through the investor relations page of our website located at http://investors.standardbio.com. The SEC also maintains an internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

The contents of our website are not a part of, and are not incorporated by reference into, this Annual Report or any other report or document we file with the SEC. Any reference to our website is intended to be an inactive textual reference only.

We intend to use our website, www.standardbio.com as a means of disclosing material non-public information and for complying with our disclosure obligations under SEC Regulation FD. Such disclosures will be included on our website under "About > Investors." Accordingly, investors should monitor the "Investors" section of our website, in addition to following our press releases, SEC filings, and public conference calls and webcasts.

ITEM 1A. RISK FACTORS

We operate in a rapidly changing environment that involves numerous uncertainties and risks. The following risks and uncertainties may have a material and adverse effect on our business, financial condition, or results of operations. You should consider these risks and uncertainties carefully, together with all of the other information included or incorporated by reference in this Annual Report. The risks described below are not the only ones we face. Our business is also subject to the risks that affect many other companies, such as employment relations, general economic conditions, global sociopolitical events and international operations. Further, additional risks not currently known to us or that we currently believe are immaterial may in the future materially and adversely affect our business, operations, liquidity and stock price. If any of these risks occur, our business, results of operations, or financial condition could suffer, the trading price of our securities could decline, and you may lose all or part of your investment.


Summary of Risk Factors


Risks Related to our Business, Industry, and Strategy

- Our financial results and revenue growth rates have varied significantly from quarter-to-quarter and year-to-year, and may not be consistent with expectations.

- If we engage in future acquisitions or strategic collaborations, our capital requirements may increase, our stockholders may be diluted, we may incur debt or assume contingent liabilities, and we may be subject to other risks.

- We have incurred losses since inception, and we may continue to incur substantial losses for the foreseeable future.

- We are subject to risks associated with natural disasters and global events.

- Market opportunities may not develop as we expect.

- The life science markets are highly competitive and subject to rapid technological change.

- If our research and product development efforts do not result in commercially viable products within anticipated timelines, if at all, our business and results of operations will be adversely affected.

- Our future success is dependent upon our ability to expand our customer base and introduce new applications.

- If our products fail to achieve and sustain sufficient market acceptance, our revenue will be adversely affected.

- If we fail to achieve the expected financial and operational benefits of our previously announced restructuring plan and other strategic initiatives, our business and financial results may be harmed.

- Our business growth strategy involves the potential for significant acquisitions, and our operating results and prospects could be harmed if we are unable to integrate future acquisitions successfully.

Risks Related to Operations and Reliance on Third Parties

- We may experience development or manufacturing problems or delays.

- Our business depends on research and development spending levels of our customers.

- Disruption of our manufacturing facilities or other operations, or in the operations of our customers or business partners, could result in cancellation of orders, delays in deliveries or other business activities, or loss of customers.

- We rely on single and sole source suppliers for some of the components and materials used in our products.

- We may not be able to convert our orders in backlog into revenue.

- Any disruption or delay in the shipping or off-loading of our products may have an adverse effect on our financial condition and results of operations.

- Our business operations depend upon the continuing efforts of our management team and other skilled and experienced personnel.

- Our distribution capabilities and direct sales, field support, and marketing forces must be sufficient to meet our customers' needs.

- To use our analytical systems, customers typically need to purchase specialized reagents.

- Security incidents, loss of data, cyberattacks, and other IT failures could adversely affect our business.

Risks Related to Quality and the Regulatory Environment

- Our products could have defects or errors.

- To the extent we elect to label and promote any of our products as medical devices, we would be required to obtain prior approval or clearance by the FDA or comparable foreign regulatory authority.

- Compliance or the failure to comply with current and future regulations affecting our products and business operations worldwide could cause us significant expense and adversely impact our business.

Risks Related to Economic Conditions and Operating a Global Business

- We generate a substantial portion of our revenue internationally and our international business exposes us to additional business, regulatory, political, operational, financial, and economic risks.

- Adverse conditions in the global economy may significantly harm our revenue, profitability, and results of operations.

- We are subject to fluctuations in the exchange rate of the U.S. dollar and foreign currencies.

Financial, Tax, and Accounting Risks

- Our future capital needs are uncertain and we may need to raise additional funds in the future.

- Any failure to maintain effective internal control over financial reporting could adversely affect our business.

- We may not realize the value of our goodwill or other intangible assets.

- We are subject to risks related to taxation in multiple jurisdictions.

- We have a significant amount of outstanding indebtedness.

Risks Related to Intellectual Property

- Our ability to protect our intellectual property and proprietary technology is uncertain.

- We may be involved in lawsuits to protect or enforce our patents and proprietary rights.

- We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets.

- We depend on certain technologies that are licensed to us.

- We are subject to certain manufacturing restrictions related to licensed technologies that were developed with the financial assistance of U.S. governmental grants.

- We are subject to certain obligations and restrictions relating to technologies developed in cooperation with Canadian government agencies.

RISKS RELATED TO OUR BUSINESS, INDUSTRY, AND STRATEGY

Our financial results and revenue growth rates have varied significantly from quarter-to-quarter and year-to-year due to a number of factors, and a significant variance in our operating results or rates of growth from our financial guidance or market expectations, if any, could lead to substantial volatility in our stock price.

Our revenue, results of operations, and revenue growth rates have varied in the past and may continue to vary significantly from quarter-to-quarter or year-to-year. We may experience substantial variability in our product mix from period-to-period as revenue from sales of our instruments relative to sales of our consumables may fluctuate or deviate significantly from expectations. Due to this variability, we may be unable to achieve revenue growth in future periods similar to some past years. Variability in our quarterly or annual results of operations, mix of product revenue, or rates of revenue growth, if any, may lead to volatility in our stock price as research analysts and investors respond to these fluctuations. These fluctuations are due to numerous factors that are difficult to forecast, including:

- changes in product focus;

- fluctuations in demand for our products;

- changes in customer budget cycles, capital spending, and the availability of VAT and import tax exemptions;

- seasonal variations in customer operations;

- tendencies among some customers to defer purchase decisions to the end of the quarter;

- the large unit value of our systems, particularly our proteomics systems;

- changes in our pricing and sales policies or the pricing and sales policies of our competitors;

- our ability to design, manufacture, market, sell, and deliver products to our customers in a timely and cost-effective manner;

- our ability to timely obtain adequate quantities of the materials or components used in our products, which in certain cases are purchased through sole and single source suppliers;

- staffing shortages, lack of skilled labor, increased turnover, and competitive job markets;

- fluctuations or reductions in revenue from sales of legacy instruments that may have contributed significant revenue in prior periods;

- quality control or yield problems in our manufacturing operations;

- new product introductions and enhancements by us and our competitors;

- unanticipated increases in costs or expenses;

- our complex, variable and, at times, lengthy sales cycle;

- trade restrictions and government protectionism;

- global economic conditions; and

- fluctuations in foreign currency exchange rates.

Additionally, we have certain customers who have historically placed large orders in multiple quarters during a calendar year. A significant reduction in orders from one or more of these customers could adversely affect our revenue and operating results, and if these customers defer or cancel purchases or otherwise alter their purchasing patterns, our financial results and actual results of operations could be significantly impacted. Similarly, the loss of one or more key customers, or the inability of any such customer to pay amounts owing to us, could materially and adversely affect our business, financial performance and results of operations. Other unknown or unpredictable factors also could harm our results.

In addition, inflationary pressure, including as a result of supply shortages, has adversely impacted and could continue to adversely impact our financial results. Our operating costs have increased, and may continue to increase, due to the recent growth in inflation. We may not fully offset these cost increases by raising prices for our products and services, which could result in downward pressure on our margins. Further, our customers may choose to reduce their business with us if we increase our pricing.

The foregoing factors, as well as other factors, could materially and adversely affect our quarterly and annual results of operations and rates of revenue growth, if any. We have experienced significant revenue growth in the past but we may not achieve similar growth rates in future periods. You should not rely on our operating results for any prior quarterly or annual period as an indication of our future operating performance. If we are unable to achieve adequate revenue growth, our operating results could suffer and our stock price could decline. In addition, a significant amount of our operating expenses is relatively fixed due to our manufacturing, research and development, and sales and general administrative efforts. Any failure to adjust spending quickly enough to compensate for a shortfall relative to our anticipated revenue could magnify the adverse impact of such shortfalls on our results of operations. We expect that our sales will continue to fluctuate on an annual and quarterly basis and that our financial results for some periods may be below market expectations or projections of securities analysts, which could significantly decrease the price of our common stock.

If we engage in future acquisitions or strategic collaborations, our capital requirements may increase, our stockholders may be diluted, we may incur debt or assume contingent liabilities, and we may be subject to other risks.

We may evaluate various future acquisitions and strategic collaborations, including licensing or acquiring complementary products, intellectual property rights, technologies, or businesses. Any potential acquisition or strategic collaborations may entail numerous risks, including:

- increased operating expenses and cash requirements;

- the assumption of additional indebtedness or contingent liabilities;

- the issuance of our equity securities;

- the diversion of our management's attention from our existing product programs and initiatives in pursuing such a strategic merger or acquisition;

- risks and uncertainties associated with the other party to such a transaction, including the prospects of that party, their regulatory compliance status, and their existing products or product candidates and marketing approvals; and

- our inability to generate revenue from acquired technology or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

If we undertake acquisitions or pursue strategic mergers, such as our previously completed Merger with SomaLogic, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense. Moreover, we may not be able to locate suitable acquisition opportunities and this inability could impair our ability to grow or obtain access to technology or products that may be important to the development of our business. In addition, the Merger was financed by the issuance of shares of our common stock to stockholders of SomaLogic. We may structure acquisitions or strategic collaborations similar in the future, and stockholders may decide not to hold the shares of our common stock they receive in such transaction. Such sales of our common stock could result in higher than average trading volume and may cause the market price for our common stock to decline. Any of the foregoing may materially harm our business, financial condition, results of operations, stock price and prospects.

We have incurred losses since inception, and we may continue to incur substantial losses for the foreseeable future.

We have incurred significant losses in each fiscal year since our inception, including net losses of $138.9 million, $74.7 million, and $190.1 million during the years ended December 31, 2024, 2023, and 2022, respectively. As of December 31, 2024, we had an accumulated deficit of $1.2 billion. These losses have resulted principally from costs incurred in our research and development programs, and from our manufacturing costs and selling, general, and administrative ("SG&A") expenses. To date, we have funded our operations primarily through equity offerings, the issuance of debt instruments, and from sales of our products. Until we are able to generate additional revenue to support our level of operating expenses, we will continue to incur operating and net losses and negative cash flow from operations and may have to seek additional financing.

While we plan to reduce our operating expenses as part of ongoing restructuring initiatives, our cost restructuring efforts may not result in the anticipated savings or other economic benefits, or could result in total costs and expenses that are greater than expected, and there is no guarantee that our post-restructuring focus will be sufficient for us to achieve success. Consequently, we may incur operating losses for the foreseeable future and may never achieve profitability.

We are subject to risks associated with natural disasters and global events.

Our activities, including manufacturing, R&D and administration and information technology management, can be adversely affected by natural disasters such as major earthquakes, hurricanes, floods, tsunamis, tornadoes, fires and epidemics or pandemics, such as the COVID-19 pandemic. Climate change may cause certain of these events to become more severe and therefore more damaging. In the event of a major natural disaster affecting one or more of our facilities, our operations, including manufacturing and R&D, could be significantly disrupted. Such events could delay or prevent product manufacturing for an extended period of time. Any extended inability to continue our operations at affected facilities following such an event could reduce our revenue. Further, geopolitical events like the war in Ukraine and conflict in the Middle East may also impact our operations by affecting our supply chain or impacting our operations located in the region of instability.

Market opportunities may not develop as we expect, limiting our ability to successfully sell our products, or our product development and strategic plans may change and our entry into certain markets may be delayed, if it occurs at all.

The application of our technologies to high-throughput genomics, single-cell genomics and, particularly, mass cytometry applications are in many cases emerging market opportunities. We believe these opportunities will take several years to develop or mature and we cannot be certain that these market opportunities will develop as we expect. The future growth of our markets and the success of our products depend on many factors beyond our control, including recognition and acceptance by the scientific community, and the growth, prevalence, and costs of competing methods of genetic and protein analysis. Additionally, our success depends on the ability of our sales organization to successfully sell our products into these new markets. If we are not able to successfully market and sell our products, or to achieve the revenue or margins we expect, our operating results may be harmed and we may not recover our product development and marketing expenditures. In addition, our product development and strategic plans may change, which could delay or impede our entry into these markets.

The life science markets are highly competitive and subject to rapid technological change, and we may not be able to successfully compete.

The markets for our products are characterized by rapidly changing technology, evolving industry standards, changes in customer needs, emerging competition, new product introductions, and strong price competition. We compete with both established and development stage life science research companies that design, manufacture, and market instruments and consumables for gene expression analysis, single-cell targeted gene expression and protein expression analysis, single nucleotide polymorphism (SNP) genotyping, quantitative polymerase chain reaction (qPCR), digital PCR, flow cytometry, tissue imaging, and additional applications using well established laboratory techniques, as well as newer technologies such as bead encoded arrays, microfluidics, next-generation DNA sequencing (NGS), microdroplets, spatial protein expression, and photolithographic arrays. Most of our current competitors have significantly greater name recognition, greater financial and human resources, broader product lines and product packages, larger sales forces, larger existing installed bases, larger intellectual property portfolios, and greater experience and scale in research and development, manufacturing, and marketing than we do.

We consider Agilent Technologies, Inc., Thermo Fisher Scientific Inc. ("Thermo"), Bio-Rad Laboratories, Inc., and Mesa Laboratories, Inc. (formerly Agena Bioscience, Inc.) to be our principal competitors in the genomics space. We believe that Cytek Biosciences, Inc. and Becton, Dickinson and Company are currently our principal competitors in Flow Cytometry, and that NanoString Technologies, Inc., and 10x Genomics, Inc. are our principal competitors in Spatial Biology. While the aforementioned principal competitors are the largest and most prevalent in their representative technology areas, the combined markets in which we compete have an additional 10 to 20 smaller competitors with competing approaches and technologies that we routinely face in selling situations.

Competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or customer requirements. In light of these advantages, even if our technology is more effective than the product or service offerings of our competitors, current or potential customers might accept competitive products and services in lieu of purchasing our technology. We anticipate that we will continue to face increased competition in the future as existing companies and competitors develop new or improved products and as new companies enter the market with new technologies. Increased competition is likely to result in pricing pressures, which could reduce our profit margins and increase our sales and marketing expenses. In addition, mergers, consolidations, or other strategic transactions between two or more of our competitors, or between our competitor and one of our key customers, could change the competitive landscape and weaken our competitive position, adversely affecting our business.

If our research and product development efforts do not result in commercially viable products within anticipated timelines, if at all, our business and results of operations will be adversely affected.

Our business is dependent on the improvement of our existing products, our development of new products to serve existing markets, and our development of new products to create new markets and applications that were previously not practical with existing systems. We have developed design rules for the implementation of our technology that are frequently revised to reflect new insights we have gained about the technology. In addition, we have discovered that biological or chemical reactions sometimes behave differently when implemented on our systems rather than in a standard laboratory environment. Furthermore, many such reactions take place within the confines of single cells, which have also demonstrated unexpected behavior when grown and manipulated within microfluidic environments. As a result, research and development efforts may be required to transfer certain reactions and cell handling techniques to our systems. In the past, product development projects have been significantly delayed when we encountered unanticipated difficulties in implementing a process on our systems. We may have similar delays in the future, and we may not obtain any benefits from our research and development activities. Any delay or failure by us to develop and release new products or product enhancements would have a substantial adverse effect on our business and results of operations.

Our future success is dependent upon our ability to expand our customer base and introduce new applications.

Our customer base is primarily composed of academic research institutions, translational research and medicine centers, cancer centers, clinical research laboratories, biopharmaceutical, biotechnology, and plant and animal research companies, and contract research organizations that perform analyses for research and commercial purposes. Our success will depend, in part, upon our ability to increase our market share among these customers, attract additional customers outside of these markets, and market new applications to existing and new customers as we develop such applications. Attracting new customers and introducing new applications require substantial time and expense. For example, it may be difficult to identify, engage, and market to customers who are unfamiliar with the current applications of our systems. Any failure to expand our existing customer base or launch new applications would adversely affect our ability to increase our revenue.

If our products fail to achieve and sustain sufficient market acceptance, our revenue will be adversely affected.

Our success depends on our ability to develop and market products that are recognized and accepted as reliable, enabling and cost-effective. Most of our potential customers already use expensive research systems in their laboratories and may be reluctant to replace those systems. Market acceptance of our systems will depend on many factors, including our ability to convince potential customers that our systems are an attractive alternative to existing technologies. Compared to some competing technologies, our technology is relatively new, and most potential customers have limited knowledge of, or experience with, our products. Prior to adopting our systems, some potential customers may need to devote time and effort to testing and validating our systems. Any failure of our systems to meet these customer benchmarks could result in customers choosing to retain their existing systems or to purchase systems other than ours, and revenue from the sale of legacy instruments that may have contributed significant revenue in prior periods may decrease.

In addition, it is important that our systems be perceived as accurate and reliable by the scientific and medical research community as a whole. Historically, a significant part of our sales and marketing efforts has been directed at convincing industry leaders of the advantages of our systems and encouraging such leaders to publish or present the results of their evaluation of our systems. If we are unable to continue to induce leading researchers to use our systems, or if such researchers are unable to achieve and publish or present significant experimental results using our systems, acceptance and adoption of our systems will be slowed and our ability to increase our revenue would be adversely affected.

We may not be able to develop new products or enhance the capabilities of our existing systems to keep pace with rapidly changing technology and customer requirements, which could have a material adverse effect on our business, revenue, financial condition, and operating results.

Our success depends on our ability to develop new products and applications for our technology in existing and new markets, while improving the performance and cost-effectiveness of our systems. New technologies, techniques, or products could emerge that might offer better combinations of price and performance than our current or future product lines and systems. Existing markets for our products, including high-throughput genomics, single-cell genomics and mass cytometry, as well as potential markets for our products such as high-throughput NGS and molecular applications, are characterized by rapid technological change and innovation. It is critical to our success for us to anticipate changes in technology and customer requirements and to successfully introduce new, enhanced, and competitive technology to meet our customers' and prospective customers' needs on a timely and cost-effective basis. Developing and implementing new technologies typically involve substantial development costs and we may not have adequate resources available to be able to successfully introduce new applications of, or enhancements to, our systems. We cannot guarantee that we will be able to maintain technological advantages over emerging technologies in the future. While we typically plan improvements to our systems, we may not be able to successfully implement these improvements. If we fail to keep pace with emerging technologies, demand for our systems will not grow and may decline, and our business, revenue, financial condition, and operating results could suffer materially. In addition, if we introduce enhanced systems but fail to manage product transitions effectively, customers may delay or forgo purchases of our systems and our operating results may be adversely affected by product obsolescence and excess inventory. Even if we successfully implement some or all of these planned improvements, we cannot guarantee that our current and potential customers will find our enhanced systems to be an attractive alternative to existing technologies, including our current products.

If we fail to achieve the expected financial and operational benefits of our previously announced or future restructuring plans and other strategic initiatives, our business and financial results may be harmed.

From time to time, we have implemented efficiency and cost-savings initiatives intended to stabilize our business operations. The purpose of the restructuring plans is to improve operational efficiency, reduce operating costs and better align our workforce with the current needs of our business. There is no guarantee that any particular restructuring plan will achieve its intended benefits and cost savings or that our post-restructuring focus will be sufficient for us to achieve success. For example, our cost restructuring efforts may not result in the anticipated savings or other economic benefits, or could result in total costs and expenses that are greater than expected, which could require us to seek potentially dilutive financing alternatives, disrupt or restrain the scope of our business activities, and would make it more difficult to attract and retain qualified personnel, each of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Similarly, changes in our commercial and strategic focus and allocation of resources contemplated by the restructuring plan, as well as implementation of our other strategic initiatives, may be unsuccessful or result in unanticipated risks or other unintended consequences for our business, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business growth strategy involves the potential for significant acquisitions, and our operating results and prospects could be harmed if we are unable to integrate future acquisitions successfully.

We may acquire other businesses to improve our product offerings or expand into new markets. Our future acquisition strategy will depend on our ability to identify, negotiate, complete, and integrate acquisitions and, if necessary, to obtain satisfactory debt or equity financing to fund those acquisitions. Mergers and acquisitions are inherently risky, and any transaction we complete may not be successful. Any merger or acquisition we may pursue would involve numerous risks, including but not limited to the following:

- difficulties in integrating and managing the operations, technologies, and products of the companies we acquire;

- diversion of our management's attention from normal daily operation of our business;

- our inability to maintain the key business relationships and the reputations of the businesses we acquire;

- our inability to retain key personnel of the acquired company;

- uncertainty of entry into markets in which we have limited or no prior experience and in which competitors have stronger market positions;

- our dependence on unfamiliar affiliates and customers of the companies we acquire;

- insufficient revenue to offset our increased expenses associated with acquisitions;

- our responsibility for the liabilities of the businesses we acquire, including those which we may not anticipate;

- our inability to generate revenue from acquired technology or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs;

- the possibility that we may not realize the value of acquired assets recorded as goodwill or intangible assets, and would be required to incur material charges relating to the impairment of those assets; and

- our inability to maintain internal standards, controls, procedures, and policies.

We may be unable to secure the equity or debt funding necessary to finance future acquisitions on terms that are acceptable to us. If we finance acquisitions by issuing equity or convertible debt securities, our existing stockholders will likely experience dilution, and if we finance future acquisitions with debt funding, we will incur interest expense and may have to comply with financial covenants and secure that debt obligation with our assets.

Our future growth may depend, in part, on our ability to operate in foreign markets, where we would be subject to additional regulatory burdens and other risks and uncertainties.

Our future growth may depend, in part, on our ability to develop and commercialize our testing products in foreign markets. We may not be permitted to market or promote any of our products before we receive regulatory approval from applicable regulatory authorities in foreign markets, and we may never receive such regulatory approvals for any of our testing products. To obtain separate regulatory approval in many other countries, we and our collaborators and service providers must comply with numerous and varying regulatory requirements regarding safety and efficacy and governing, among other things, clinical trials, commercial sales, pricing and distribution of our products. If we obtain regulatory approval of our products and ultimately commercialize them in foreign markets, we would be subject to additional risks and uncertainties, including any or all of the following:

- different regulatory requirements for approval of laboratory instruments and IVDs in foreign countries;

- reduced protection for intellectual property rights;

- the existence of additional third-party patent rights of potential relevance to our business;

- unexpected changes in tariffs, trade barriers and regulatory requirements;

- economic weakness, including inflation, or political instability in particular foreign economies and markets;

- compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

- foreign currency fluctuations, which could result in increased operating expenses and reduced revenue and other obligations incident to doing business in another country;

- foreign reimbursement, pricing and insurance regimes;

- workforce uncertainty in countries where labor unrest is common;

- production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

- business interruptions resulting from geopolitical actions, including war and terrorism such as the current conflict in both Ukraine and the Middle East, or natural disasters which may be exacerbated due to climate change, including earthquakes, typhoons, floods and fires.

RISKS RELATED TO THE MERGER AND OUR BUSINESS FOLLOWING THE MERGER

We may not realize all of the anticipated benefits of the Merger.

On January 5, 2024, we completed the Merger. The success of the Merger depends on, among other things, our ability to integrate the businesses of SomaLogic, and we may not be able to successfully achieve the level of cost savings, revenue enhancements and synergies that it expects. If we are not able to successfully achieve these objectives, the anticipated benefits of the Merger may not be realized fully or at all or may take longer to realize than expected. In addition, failure to successfully integrate the businesses in the expected timeframe may adversely affect our business, financial condition, results of operations or cash flows.

In addition, the combined operation of two businesses may be a complex, costly and time-consuming process. The difficulties of combining the operations of the companies include, among others:

- the diversion of management attention to integration matters;

- difficulties in integrating functions, personnel and systems;

- difficulties in assimilating employees and in attracting and retaining key personnel;

- difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects from the combination;

- challenges of managing a larger company following the Merger, including challenges of conforming standards, controls, procedures and accounting and other policies and compensation structures;

- declines in our results of operations, financial condition or cash flows;

- a decline in the market price of our common stock;

- contingent liabilities that are larger than expected;

- potential unknown liabilities, adverse consequences and unforeseen increased expenses associated with the Merger;

- tax effects of the Merger, including the ability to realize the benefits of any deferred tax assets or liabilities;

- disruption of existing relationships with business partners, and other constituencies; and

- the disruption of, or the loss of momentum in, ongoing research and development activities.

Many of these factors are outside our control, and any one of them could result in increased costs, decreased expected revenues and diversion of management time and energy, which could materially impact our business, financial condition, results of operations and cash flows. These factors could cause dilution to our earnings per share, decrease or delay the expected accretive effect of the Merger and negatively impact the price of our common stock. As a result, it cannot be assured that we will realize the full benefits anticipated from the Merger within the anticipated time frames, or at all.

In addition, following the Merger, we became responsible for SomaLogic's liabilities and obligations, including with respect to legal, financial, regulatory, and compliance matters. These obligations will result in additional cost and investment by us and, if we have underestimated the amount of these costs and investments or if we fail to satisfy any such obligations, we may not realize the anticipated benefits of the Merger. Further, it is possible that there may be unknown, contingent or other liabilities or problems that may arise in the future, the existence and/or magnitude of which we were previously unaware. Any such liabilities or problems could have an adverse effect on our business, financial condition, results of operations or cash flows.

There can be no assurance that the Merger will result in the realization of the full benefit of the anticipated synergies and cost savings or that these benefits will be realized within the expected time frames or at all. Difficulties in integrating the businesses could harm our reputation. In addition, by engaging in the Merger, Standard BioTools may forego or delay pursuit of other opportunities that may have proven to have greater commercial potential.

We have and will continue to incur direct and indirect costs as a result of the Merger and in connection with combining the businesses following the Merger.

Following the completion of the Merger, the size of our business became significantly larger than the previous size of either our or SomaLogic's business. As a result, we have and will continue to incur expenses in connection with and as a result of combining the businesses. Our ability to successfully manage our expanded business will depend, in part, upon management's ability to maintain strategic initiatives that address the increased scale and scope of the combined business with its associated increased costs and complexity. The current estimate of the aggregate transaction-related expenses incurred by us as of the year ended December 31, 2024 was approximately $34.5 million. These expenses could adversely affect our financial condition, results of operations and cash flows going forward and there can be no assurance that we will realize additional operating efficiencies, cost savings and other benefits anticipated from the Merger.

We have been exposed to litigation related to the Merger and may in the future be exposed to increased litigation, including stockholder litigation, which could have an adverse effect on our business and operations.

We have been exposed to litigation related to the Merger and may in the future be exposed to increased litigation from stockholders, customers, suppliers and other third parties due to the combination of our business and SomaLogic's business following the Merger. On November 28, 2023, a purported stockholder filed a complaint against us and the members of our Board of Directors in the United States District Court for the Northern District of California. The complaint has since been voluntarily dismissed.

On December 12, 2023 two separate stockholder complaints were filed in the District of Delaware. The complaints asserted claims under Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder and Section 20(a) of the Exchange Act for allegedly causing the filing with the SEC on November 14, 2023 of a materially deficient registration statement on Form S-4. Among other remedies, the plaintiffs sought to enjoin a stockholder vote on the proposed Merger. These complaints were voluntarily dismissed. On December 13, 2023, a complaint was filed in the Delaware Court of Chancery against SomaLogic and certain officers and directors alleging Breach of Fiduciary Duty and Aiding and Abetting Breach of Fiduciary Duty. This complaint also sought an injunction postponing the proposed business combination between SomaLogic and us, which was denied by the Court on January 4, 2024. An amended complaint was filed on June 20, 2024, containing primarily the same allegations, while removing some of the defendants. The remaining defendants filed a motion to dismiss on July 5, 2024, and served an opening brief on August 19, 2024. The Plaintiffs' opposition brief was filed on December 2, 2024, and the defendants' reply brief is due on March 14, 2025. No date for oral argument has been set. Litigation is inherently uncertain and there can be no assurance regarding the outcome. Whether or not any plaintiffs' claim is successful, this type of litigation may result in significant costs and divert management's attention and resources, which could adversely affect the operation of our business.

Between October 24, 2023 and January 3, 2024, SomaLogic received 18 letters from purported shareholders demanding that SomaLogic allow the inspection of its books and records and/or make corrective disclosures to its registration statement. We have resolved fee disputes with all but two stockholder's counsels.

In February 2024, we settled previously outstanding litigation with a former stockholder of SomaLogic, whereby we relinquished 422,048 shares of our common stock that were subject to vesting conditions.

In May 2024, we settled previously outstanding litigation with former stockholders of SomaLogic for $6.2 million consisting of the repurchase of approximately 1.84 million shares of our common stock from the stockholders at the market price of $2.40 per share, and a cash payment of $1.8 million. We recognized a litigation loss of $0.6 million during the nine months ended September 30, 2024.

On June 4, 2024, we received a demand pursuant to Section 220 of the Delaware General Corporation Law from a stockholder to inspect our books and records relating to the prior conversion of our Series B preferred stock. We have responded to the demand and have produced documents.

Additional lawsuits against us and certain of our officers or directors may be filed in the future. If additional similar complaints are filed, absent new or different allegations that are material, we will not necessarily announce such additional filings.

Such litigation may have an adverse impact on our business and results of operations or may cause disruptions to our operations. In addition, in the past, stockholders have initiated class action lawsuits against biotechnology companies following periods of volatility in the market prices of these companies' stock. Such litigation, if instituted against us, could cause us to incur substantial costs and divert management's attention and resources, which could have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATED TO OPERATIONS AND RELIANCE ON THIRD PARTIES

We may experience development or manufacturing problems or delays that could limit the potential growth of our revenue or increase our losses.

We may encounter unforeseen situations in the manufacturing and assembly of our products that would result in delays or shortfalls in our production. For example, our production processes and assembly methods may have to change to accommodate any significant future expansion of our manufacturing capacity, which may increase our manufacturing costs, delay production of our products, reduce our product margin, and adversely impact our business. Conversely, if demand for our products shifts such that a manufacturing facility is operated below its capacity for an extended period, we may adjust our manufacturing operations to reduce fixed costs, which could lead to uncertainty and delays in manufacturing times and quality during any transition period.

Additionally, all of our IFCs for commercial sale are manufactured at our facility in Singapore. Production of the elastomeric block that is at the core of our IFCs is a complex process requiring advanced clean rooms, sophisticated equipment, and strict adherence to procedures. Any contamination of the clean room, equipment malfunction, or failure to strictly follow procedures can significantly reduce our yield in one or more batches. We have in the past experienced variations in yields due to such factors. A drop in yield can increase our cost to manufacture our IFCs or, in more severe cases, require us to halt the manufacture of our IFCs until the problem is resolved. Identifying and resolving the cause of a drop in yield can require substantial time and resources.

Furthermore, developing an IFC for a new application may require developing a specific production process for that type of IFC. While all of our IFCs are produced using the same basic processes, significant variations may be required to ensure adequate yield of any particular type of IFC. Developing such a process can be time consuming, and any unexpected difficulty in doing so can delay the introduction of a product.

If our manufacturing activities are adversely impacted, or if we are otherwise unable to keep up with demand for our products by successfully manufacturing, assembling, testing, and shipping our products in a timely manner, our revenue could be impaired, market acceptance for our products could be adversely affected and our customers might instead purchase our competitors' products.

Our business depends on research and development spending levels of our customers, a reduction in which could limit our ability to sell our products and adversely affect our business.

We expect that our revenue in the foreseeable future will continue to be derived primarily from sales of our systems, IFCs, assays, and reagents to academic research institutions, translational research and medicine centers, cancer centers, clinical research laboratories, biopharmaceutical, biotechnology, and plant and animal research companies, and contract research organizations worldwide. Our success will depend upon their demand for and use of our products. Accordingly, the spending policies and practices of these customers—which have previously been impacted by the COVID-19 pandemic and may additionally be impacted by other factors, including a potential domestic and global recession—have had and will continue to have a significant effect on the demand for our technology. These policies may be based on a wide variety of factors, including concerns regarding any future federal government budget sequestrations, the availability of resources to make purchases, the spending priorities among various types of equipment, policies regarding spending during recessionary periods, tariffs and trade restrictions, and changes in the political climate. In addition, academic, governmental, and other research institutions that fund research and development activities may be subject to stringent budgetary constraints that could result in spending reductions, reduced allocations, or budget cutbacks, which could jeopardize the ability of these customers to purchase our products. Our operating results have fluctuated and may continue to fluctuate substantially due to reductions and delays in research and development expenditures by our customers. For example, reductions in operating expenditures by global academic research facilities have resulted in lower than expected sales of our mass cytometry instruments. Additionally, the imposition of tariffs and delays in issuing VAT and import tax exemptions have adversely affected the sales of our products in China. Similar reductions and delays in customer spending have resulted and may continue to result from other factors that are not within our control, such as:

- changes in economic conditions;

- natural disasters or public health crises;

- changes in government programs that provide funding to research institutions and companies;

- macroeconomic conditions and the political climate;

- governmental protectionism, the escalation of tariffs and other trade barriers;

- availability of tax permits and incentives, including VAT and import tax exemptions;

- changes in the regulatory environment affecting life science and plant and animal research companies engaged in research and commercial activities;

- changes in our customers' research priorities;

- differences in budget cycles across various geographies and industries;

- personnel shortages among our customers;

- market-driven pressures on companies to consolidate operations and reduce costs;

- mergers and acquisitions in the life science and plant and animal research industries; and

- other factors affecting research and development spending.

Any decrease in our customers' budgets or expenditures or in the size, scope, or frequency of capital or operating expenditures, as well as any increase in local tariffs could materially and adversely affect our operations or financial condition.

In addition, changing policies of and actions by the U.S. government may adversely affect the ability of our current, or potential, customers or collaborators to purchase, maintain or retain our products and services. In particular, upon taking office in January 2025, the Trump administration effectively prevented the National Institutes of Health (the "NIH") from reviewing and awarding grants, or paying out funds under already awarded grants, including for research or other projects that may involve our products and services. If this hold on government grants continues, or if the U.S. government takes any other actions to limit funds available for life science or healthcare research or other projects, it may have a material and adverse impact on our revenue, business, financial condition and results of operations.

If one or more of our manufacturing facilities become unavailable or inoperable, we will be unable to continue manufacturing our instruments, IFCs, assays and/or reagents and, as a result, our business will be harmed until we are able to secure a new facility.

We manufacture our microfluidics analytical and preparatory instruments and IFCs for commercial sale at our facility in Singapore and our mass cytometry instruments, assays, and reagents for commercial sale at our facility in Canada. No other manufacturing facilities are currently available to us, particularly facilities of the size and scope of our Singapore and Canada operations. Our facilities and the equipment we use to manufacture our instruments, IFCs, assays, and reagents would be costly to replace and could require substantial lead times to repair or replace. Our facilities may be harmed or rendered inoperable by natural or man-made disasters, which may render it difficult or impossible for us to manufacture our products for some period of time. If any of our facilities become unavailable to us, we cannot provide assurances that we will be able to secure a new manufacturing facility on acceptable terms, if at all. The inability to manufacture our products, combined with our limited inventory of manufactured supplies, may result in the loss of customers or harm our reputation, and we may be unable to reestablish relationships with those customers in the future. Although we possess insurance for damage to our property and the disruption of our business, this insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all. If our manufacturing capabilities are impaired, we may not be able to manufacture and ship our products in a timely manner, which would adversely impact our business.

Disruption of our manufacturing facilities or other operations, or in the operations of our customers or business partners, due to earthquake, flood, other natural catastrophic events, public health crises, or terrorism could result in cancellation of orders, delays in deliveries or other business activities, or loss of customers and could seriously harm our business.

We have significant manufacturing operations in Singapore and Canada and operations in the United States. In addition, our business is international in nature, with our sales, service and administrative personnel and our customers located in numerous countries throughout the world. Operations at our manufacturing facilities and our subcontractors, as well as our other operations and those of our customers, are subject to disruption for a variety of reasons, including work stoppages, acts of war, terrorism, public health crises, fire, earthquake, volcanic eruptions, energy shortages, flooding, or other natural disasters. Such disruption could cause delays in, among other things, shipments of products to our customers, our ability to perform services requested by our customers, or the installation of our products at customer sites.

We cannot provide any assurance that alternate means of conducting our operations (whether through alternate production capacity or service providers or otherwise) would be available if a major disruption were to occur or that, if such alternate means were available, they could be obtained on favorable terms.

We rely on a limited number of third-party suppliers for some of the components and materials used in our products, and the loss of any of these suppliers, or delays or problems in the supply of components and materials could harm our business.

We rely on a limited number of third-party suppliers for certain components and materials used in our products, including single and sole source suppliers. Additionally, certain of our instruments are assembled at the facilities of contract manufacturers in Singapore. We do not have long-term contracts with our suppliers of these components and materials or our assembly service providers. The loss of a single or sole source supplier of any of the following components and/or materials would require significant time and effort to locate and qualify an alternative source of supply, if at all:

- The IFCs used in our microfluidic systems are fabricated using a specialized polymer, and other specialized materials, that are available from a limited number of sources. In the past, we have encountered quality issues that have reduced our manufacturing yield or required the use of additional manufacturing processes.

- The electron multiplier detector included in the Hyperion/Hyperion+/CyTOF/CyTOF XT systems and certain metal isotopes used with the Hyperion/Hyperion+/CyTOF/CyTOF XT systems are purchased from sole source suppliers.

- The raw materials for our Delta Gene and SNP Type assays and Access Array target-specific primers are available from a limited number of sources.

- The microarray readout systems used to complete SomaScan assays, and which are included in assay kits sold to customers, are provided by a sole source supplier.

- The supply of streptavidin beads used to complete the SomaScan assay is provided by a sole source supplier.

- The Tecan Fluent 780, an automated liquid handling instrument required to perform the SomaScan assay, is sourced from a sole supplier. The Tecan Fluent 780 is purchased by SomaLogic and SomaLogic certified sites.

Our reliance on single and sole source suppliers and assembly service providers also subjects us to other risks that could harm our business, including the following:

- we may be subject to increased component or assembly costs; and

- we may not be able to obtain adequate supply or services in a timely manner or on commercially reasonable terms, if at all.

If, as a result of global economic or political instability, such as the ongoing conflicts in Ukraine and the Middle East, potential tariffs, or health pandemics, among other factors, our suppliers experience shortages or delays for materials sourced or manufactured in the affected countries, their ability to supply us with instruments or product components may be affected. If any of these events occur, our business and operating results could be harmed. We have in the past experienced supply issues, as well as quality control problems such as manufacturing errors, with some of our suppliers, and may again experience problems in the future. We may not be able to quickly establish additional or replacement suppliers, particularly for our single source components, or assembly service providers. Any continued or future interruption or delay in the supply of components or materials or assembly of our instruments, or our inability to obtain components, materials, or assembly services from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to cancel orders or switch to competitive products, which would harm our business.

We may not be able to convert our orders in backlog into revenue.

Our backlog represents product orders from our customers that we have confirmed but have not been able to fulfill, and, accordingly, for which we have not yet recognized revenue. We may not receive revenue from these orders, and any order backlog we report may not be indicative of our future revenue.

Many events can cause an order to be delayed or not completed at all, some of which may be out of our control. If we delay fulfilling customer orders or if customers reconsider their orders, those customers may seek to cancel or modify their orders with us. Customers may otherwise seek to cancel or delay their orders even if we are prepared to fulfill them. If our orders in backlog do not result in sales, our operating results may suffer.

Any disruption or delay in the shipping or off-loading of our products, whether domestically or internationally, may have an adverse effect on our financial condition and results of operations.

We rely on shipping providers to deliver products to our customers globally. Labor, tariff, or World Trade Organization-related disputes, piracy, physical damage to shipping facilities or equipment caused by severe weather or terrorist incidents, congestion at shipping facilities, complications related to public health crises or pandemics, inadequate equipment to load, dock, and offload our products, energy-related tie-ups, or other factors could disrupt or delay shipping or off-loading of our products domestically and internationally. Such disruptions or delays may have an adverse effect on our financial condition and results of operations.

Our business operations depend upon the continuing efforts of our management team and other skilled and experienced personnel, and if we are unable to retain them or to recruit and train new key executives, scientists, and technical support personnel, we may be unable to achieve our goals.

Our success depends largely on the skills, experience, and performance of our management team and scientific and technical support personnel. The loss of the services of certain members of our management team or our scientific or technical support staff might significantly delay or prevent the development of our products or achievement of other business objectives by diverting management's attention to transition matters and identification of suitable replacements, and staffing shortages could also negatively impact our ability to expand and scale functions that are needed to support the development of our products and the growth of our business. Our research and product development efforts could also be delayed or curtailed if we are unable to attract, train, and retain highly skilled employees, particularly senior scientists and engineers. Competition for qualified senior management and key employees in our industry is intense. We over the past few years experienced increased turnover at all levels and general labor shortages in various areas of our business, all of which could have a material adverse impact on our business. We may need to increase employee wages and benefits in order to attract and retain the personnel necessary to achieve our goals, and our business, operations, and financial results may suffer if we are unable to do so. Attrition and workforce reductions included in our previous restructuring plans could adversely affect our reputation among job seekers. It may also cause our existing employees to experience distractions or a decrease in employee morale. It could result in a loss of institutional know-how, reduced productivity, slower customer service response, reduced effectiveness of internal compliance and risk-mitigation programs, and cancellations of or delays in completing new product developments and other strategic projects. We do not currently maintain key person life insurance covering any of our employees and all our employees, including our management team, may terminate employment without notice and without cause or good reason.

Additionally, in connection with our research and product development efforts, we need to retain and recruit scientists skilled in areas such as molecular and cellular biology, assay development, engineering physics, and manufacturing. We also need highly trained technical support personnel with the necessary scientific background and ability to understand our systems at a technical level to effectively support potential new customers and the expanding needs of current customers. Competition for these people is intense and we may face challenges in retaining and recruiting such individuals if, for example, our stock price declines, thereby reducing the retention value of equity awards, or our business or technology is no longer perceived as leading in our field. Because of the complex and technical nature of our systems and the dynamic market in which we compete, any failure to attract and retain a sufficient number of qualified employees could materially harm our ability to develop and commercialize our technology.

If our direct sales, field support, and marketing forces and distribution capabilities are not sufficient to adequately address our customers' needs, our business will be adversely affected.

We may not be able to market, sell, and distribute our products effectively enough to support our planned growth. We sell our products primarily through our own sales force and through distributors in certain territories. Our future sales will depend on a number of factors including our ability to execute with our existing team, the scope of our marketing efforts and development of our direct sales force, field application specialists and service engineer teams. Our products are technically complex and used for highly specialized applications. As a result, we believe it is necessary to continue to develop a direct sales force that includes people with specific scientific backgrounds and expertise, and a marketing group with technical sophistication.

In the past year, we have experienced significant changes and increased turnover in our sales and marketing organizations, and we face considerable challenges in recruiting and training qualified replacements. Our future success will depend largely on our ability to recruit, retain, and motivate the skilled sales and marketing force necessary to support our business activities, and any failure to maintain competitive levels of compensation will negatively impact our ability to so.

Because competition for such employees is intense, we can provide no assurance that we will be able to retain them on favorable or commercially reasonable terms, if at all. Failure to attract and retain our current personnel or to build an efficient and effective sales and marketing force would negatively impact sales of our products and reduce our revenue and profitability.

In addition, we may continue to enlist one or more sales representatives and distributors to assist with sales, distribution, and customer support globally or in certain regions of the world. If we do seek to enter into such arrangements, we may not be successful in attracting desirable sales representatives and distributors, or we may not be able to enter into such arrangements on favorable terms. If our sales and marketing efforts, or those of any third-party sales representatives and distributors, are not successful, our technologies and products may not gain market acceptance, which would materially and adversely impact our business operations.

To use our products—our X9, CyTOF, and Hyperion systems in particular—customers typically need to purchase specialized reagents. Any interruption in the availability of these reagents for use in our products could limit our ability to market them.

Our products, and our X9, CyTOF, and Hyperion systems in particular, must be used in conjunction with one or more reagents designed to produce or facilitate the particular biological or chemical reaction desired by the user. Many of these reagents are highly specialized and available to the user only from a single supplier or a limited number of suppliers. Although we sell reagents for use with certain of our products, our customers may purchase these reagents directly from third-party suppliers, and we have no control over the supply of those materials. In addition, our products are designed to work with these reagents as they are currently formulated. We have no control over the formulation of reagents sold by third-party suppliers, and the performance of our products might be adversely affected if the formulation of these reagents is changed. If one or more of these reagents were to become unavailable or were reformulated, our ability to market and sell our products could be materially and adversely affected.

In addition, the use of a reagent for a particular process may be covered by one or more patents relating to the reagent itself, the use of the reagent for the particular process, the performance of that process, or the equipment required to perform the process. Typically, reagent suppliers, who are either the patent holders or their authorized licensees, sell the reagents along with a license or covenant not to sue with respect to such patents. The license accompanying the sale of a reagent often purports to restrict the purposes for which the reagent may be used. If a patent holder or authorized licensee were to assert against us or our customers that the license or covenant relating to a reagent precluded its use with our systems, our ability to sell and market our products could be materially and adversely affected. For example, our X9 system involves real-time quantitative polymerase chain reaction (qPCR) technology. Leading suppliers of reagents for real-time qPCR reactions include Life Technologies Corporation (now part of Thermo) and Roche Diagnostics Corporation, who are our direct competitors, and their licensees. These real-time qPCR reagents are typically sold pursuant to limited licenses or covenants not to sue with respect to patents held by these companies. We do not have any contractual supply agreements for these real-time qPCR reagents, and we cannot assure you that these reagents will continue to be available to our customers for use with our systems, or that these patent holders will not seek to enforce their patents against us, our customers, or suppliers.

Security incidents, loss of data, cyberattacks, and other information technology failures could disrupt our operations, damage our reputation, and adversely affect our business, operations, and financial results.

We are dependent upon our data and information technology systems for the effective operation of our business and for the secure maintenance and storage of confidential data, personal data, and trade secret information relating to our business and third-party businesses. Our information technology systems may be damaged, disrupted or shut down due to cybersecurity attacks, which are often carried out by experienced programmers or hackers, which may be able to penetrate our security. Cyberattacks include deployment of harmful malware and key loggers, ransomware, a denial-of-service attack, a malicious website, the use of social engineering and other means to affect the confidentiality, integrity and availability of our technology systems and data. Cyberattacks may also be due to employee error or malfeasance, power outages, hardware failures, telecommunication or utility failures, catastrophes or other unforeseen events, and our system redundancy and other disaster recovery planning may be ineffective or inadequate in preventing or responding to any of these circumstances. Techniques used in cybersecurity attacks to obtain unauthorized access, disable or sabotage information technology systems are evolving rapidly with data breaches and other cybersecurity events becoming commonplace. Furthermore, there may be a heightened risk of potential cyberattacks by state actors or others since the escalation of the war in Ukraine. Any such compromise of our information technology systems could result in the unauthorized access to, or acquisition or publication of our confidential business or proprietary information, customer, supplier or employee data, or other personal data or trade secrets information, any of which could expose us to a risk of legal claims or proceedings, liability under privacy or other laws, disruption of our operations and damage to our reputation, which could divert our management's attention from the operation of our business and materially and adversely affect our business, revenues, and competitive position. In addition, our liability insurance may not be sufficient in type or amount to cover us against claims related to security incidents, cyberattacks, and other related cybersecurity incidents. The cost and operational consequences of implementing further data protection measures, either as a response to specific cybersecurity incidents or as a result of evolving risks, could be material. In addition, our inability to use or access our information systems at critical points in time could adversely affect the timely and efficient operation of our business. Any delayed sales, significant costs or lost customers resulting from these technology failures could adversely affect our business, operations, and financial results.

We have implemented security controls to protect our information technology infrastructure but, due to the ever-evolving nature of cybersecurity threats, however, there can be no assurance that cybersecurity incidents that impact our systems will not occur, which could adversely affect our business and operations, and could result in financial, legal, operational or reputational harm to us, loss of competitive advantage or loss of consumer confidence. For example, in early 2019, we experienced a ransomware attack that infiltrated and encrypted certain of our information technology systems, including systems containing critical business data. Immediately following the attack, actions were taken to recover the compromised systems and we were able to restore their operation without significant loss of business data within weeks. Based on the nature of the attack and its impact on our systems, we believe no confidential data was lost or disclosed. If, however, confidential or personal data were determined to have been accessed, acquired, or released in the course of any future event, it is possible that we could be the subject of actions by governmental authorities or claims from persons alleging they suffered damages from such access, acquisition, or release. We believe our mitigation measures and expanded information security program have reduced, but cannot eliminate, the risk of a similar attack, and we anticipate additional work and expense in the future as we continuously improve our security processes and initiatives in response to ever-changing information security challenges.

In addition to risks affecting our own systems, we could also be negatively impacted by a data breach or security incident impacting a third party's network and affecting us, such as our third-party vendors and service providers. Third parties with which we conduct business have access to certain portions of our personal and sensitive data, including information pertaining to our customers and employees. In the event that these third parties do not adequately safeguard our data, cybersecurity incidents could result and negatively impact our business, operations, and financial results.

A significant percentage of our employees work remotely. As a result, we may have increased cyber security and data security risks, due to increased use of home wi-fi networks and virtual private networks, as well as increased disbursement of physical machines. While we have implemented security controls, updated our policies, and augmented our information security training program to reduce the risk of cyberattacks and cybersecurity incidents, there is no guarantee that these measures will be adequate to safeguard all systems with the increased number of employees working remotely.

RISKS RELATED TO QUALITY AND THE REGULATORY ENVIRONMENT

Our products could have defects or errors, which may give rise to claims against us, adversely affect market adoption of our systems, and adversely affect our business, financial condition, and results of operations.

Our systems utilize novel and complex technology and such systems may develop or contain undetected defects or errors. We cannot assure you that material performance problems, defects, or errors will not arise, and as we increase the density and integration of our systems, these risks may increase. We generally provide warranties that our systems will meet performance expectations and will be free from defects. The costs incurred in correcting any defects or errors may be substantial and could adversely affect our operating margins. For example, we have experienced a performance issue with respect to certain IFCs used in our C1 systems due to the presence of more than one cell in an IFC chamber. Although we have redesigned such C1 IFCs, we may experience additional unexpected product defects or errors that could affect our ability to adequately address these performance issues.

In manufacturing our products, including our systems, IFCs, and assays, we depend upon third parties for the supply of various components, many of which require a significant degree of technical expertise to produce. In addition, we purchase certain products from third-party suppliers for resale. If our suppliers fail to produce components to specification or provide defective products to us for resale and our quality control tests and procedures fail to detect such errors or defects, or if we or our suppliers use defective materials or workmanship in the manufacturing process, the reliability and performance of our products will be compromised.

If our products contain defects, we may experience:

- a failure to achieve market acceptance or expansion of our product sales;

- loss of customer orders and delay in order fulfillment;

- damage to our brand reputation;

- increased cost of our warranty program due to product repair or replacement;

- product recalls or replacements;

- inability to attract new customers;

- diversion of resources from our manufacturing and research and development departments into our service department; and

- legal claims against us, including product liability claims, which could be costly and time consuming to defend and result in substantial damages.

In addition, certain of our products are marketed for use with products sold by third parties. For example, certain of our systems are marketed as compatible with major NGS instruments. If such third-party products are not produced to specification, are produced in accordance with modified specifications, or are defective, they may not be compatible with our products. In such case, the reliability and performance of our products may be compromised.

The occurrence of any one or more of the foregoing could negatively affect our business, financial condition, and results of operations.

The healthcare industry is highly regulated and if we fail to comply with applicable healthcare laws and regulations, we could suffer fines and penalties or be required to make significant changes to our operations which could have a significant adverse effect on the results of our business operations.

We compete in markets in which we or our customers must comply with federal, state, local and foreign regulations, such as healthcare fraud and abuse, data privacy and medical product laws and regulations. The healthcare industry is subject to extensive and frequently changing international and United States federal, state and local laws and regulations. In addition, federal and state enforcement agencies have substantial powers and remedies to pursue suspected violations under broad laws and regulations relating to healthcare fraud and abuse, interactions and financial arrangements with healthcare professionals or entities, data privacy and misconduct involving government programs or contracts. If we, our employees, collaborators or contractors fail to comply with applicable laws and regulations, we could suffer civil and criminal damages, fines and penalties, exclusion from participation in governmental healthcare programs, and the loss of various licenses and authorizations necessary to operate our business, as well as incur liabilities from third-party claims, all of which could have a significant adverse effect on our business. The relevant laws and regulations include, among others:

- CLIA's and CAP's regulation of our laboratory activities, as well as state licensure laws and regulations;

- FDA laws and regulations that apply to medical devices such as our companion diagnostics and other IVDs as well as LDTs, following the July 2024 effective date of the agency's LDT final rule;

- HIPAA and HITECH, which establish comprehensive federal standards with respect to the privacy and security of PHI, and requirements for the use of certain standardized electronic transactions with respect to transmission of such information, as well as similar laws protecting other types of personal information;

- state laws governing the maintenance of personally identifiable information of state residents, including medical information, and which impose varying breach notification requirements, some of which allow private rights of action by individuals for violations and also impose penalties for such violations;

- the federal Anti-Kickback Statute, which generally prohibits knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, in return for or to induce a person to refer to an individual any good, facility, item or service that is reimbursable under a federal healthcare program;

- the federal False Claims Act, which imposes civil penalties, and provides for civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

- the federal Civil Monetary Penalties Law, which generally prohibits, among other things, the offering or transfer of remuneration to a Medicare or Medicaid beneficiary if it is likely to influence the beneficiary's selection of a particular provider, practitioner or supplier of services reimbursable by Medicare or Medicaid;

- EKRA, which imposes criminal penalties for knowing and willful payment or offer, or solicitation or receipt, of any remuneration, whether directly or indirectly, overtly or covertly, in cash or in kind, in exchange for the referral or inducement of laboratory testing (among other healthcare services) covered by healthcare benefit programs (including commercial insurers) unless a specific exception applies;

- other federal and state fraud and abuse laws, such as anti-kickback laws, prohibitions on self-referral, fee-splitting restrictions, insurance fraud laws, anti-markup laws, prohibitions on the provision of tests at no or discounted cost to induce physician or patient adoption and false claims acts, some of which may extend to services reimbursable by any third-party payor, including private payors;

- state laws that prohibit other specified healthcare practices, such as billing physicians for tests that they order, waiving coinsurance, copayments, deductibles and other amounts owed by patients, business corporations practicing medicine or employing or engaging physicians to practice medicine and billing a state Medicaid program at a price that is higher than what is charged to one or more other payors;

- the FCPA, and applicable foreign anti-bribery laws;

- federal, state and local regulations relating to the handling and disposal of regulated medical waste, hazardous waste and biohazardous waste and workplace safety for healthcare employees;

- laws and regulations relating to health and safety, labor and employment, public reporting, taxation and other areas applicable to businesses generally, all of which are subject to change; and

- similar foreign laws and regulations that apply to us in the countries in which we operate or may operate in the future.

Various federal and state laws, such as the Sunshine Act and state gift bans, that apply to medical device manufacturers could extend to our clinical reference laboratory now that FDA will actively regulate LDTs as medical devices pursuant to the 2024 final rule, and clinical laboratories offering and furnishing LDTs are considered to be device manufacturers as a result. We have begun the process of evaluating whether and to what extent those kinds of medical device-specific state requirements may be applicable to our operations.

Any future growth of our business, including, in particular, continued reliance on consultants, commercial partners and other third parties, may increase the potential for violating these laws. In some cases, our risk of violating these or other laws and regulations is further increased because of the lack of their complete interpretation by applicable regulatory authorities or courts, and their provisions are thus open to a variety of interpretations.

It is possible that some of our business activities could be subject to challenge under one or more of such laws. Such a challenge, regardless of the outcome, could have a material adverse effect on our business, business relationships, reputation, financial condition and results of operations. Although an effective compliance program can mitigate the risk of investigation and prosecution for violations of these laws, the risks cannot be entirely eliminated. Given the complexity of these existing and changing rules and regulations, it is not always possible to identify and deter misconduct by employees, distributors, consultants and commercial partners and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions or lawsuits stemming from a failure to comply with applicable laws or regulations. Additionally, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. Moreover, achieving and sustaining compliance with these laws may prove costly. If we or our operations, or any of the rheumatologists or entities with whom we do business are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to significant penalties, including administrative, civil and/or criminal penalties, damages, fines, disgorgement, individual imprisonment, exclusion from participation in U.S. federal or state healthcare programs, such as Medicare and Medicaid, and similar programs outside the United States, a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could materially adversely affect our ability to operate our business and our financial results. To the extent that any of our products are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws, and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

Complying with numerous regulations pertaining to our business is an expensive and time-consuming process, and any failure to comply could result in substantial penalties.

We are subject to CLIA, a federal law that regulates clinical laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease. CLIA regulations mandate specific standards in the areas of personnel qualifications, administration and participation in proficiency testing, patient test management, quality control, quality assurance and inspections. We have a current certificate of accreditation under CLIA because we are accredited to perform testing by CAP. To renew this certificate, we are subject to survey and inspection every two years. Moreover, inspectors from CMS or CAP may make random inspections of our clinical reference laboratory.

Although we are required to hold a certificate of accreditation or compliance under CLIA that allows us to perform high complexity testing, we are not required to hold a certificate of accreditation through CAP. We could alternatively maintain a certificate of accreditation from another accrediting organization or a certificate of compliance through inspection by surveyors acting on behalf of the CLIA program. If our accreditation under CAP were to terminate, either voluntarily or involuntarily, we would need to convert our certification under CLIA to a certificate of compliance (or to a certificate of accreditation with another accreditation organization) in order to maintain our ability to perform clinical testing and to continue commercial operations. Whether we would be able to successfully maintain operations through either of these alternatives would depend upon the facts and circumstances surrounding termination of our CAP accreditation, such as whether any deficiencies were identified by CAP as the basis for termination and, if so, whether these were addressed to the satisfaction of the surveyors for the CLIA program (or another accrediting organization).

The failure to comply with CLIA requirements can result in enforcement actions, including the revocation, suspension, or limitation of our CLIA certificate of accreditation, as well as a directed plan of correction, state on-site monitoring, civil money penalties, civil injunctive suit and/or criminal penalties. We must maintain CLIA compliance and certification to be eligible to bill for tests provided to Medicare beneficiaries. If we were to be found out of compliance with CLIA program requirements and subjected to sanctions, our business and reputation could be harmed. Even if it were possible for us to bring our laboratory back into compliance, we could incur significant expenses and potentially lose revenue in doing so.

Moreover, several states require that we hold licenses to test specimens from patients in those states. Other states may have similar requirements or may adopt similar requirements in the future. Although we have obtained licenses from states where we believe we are required to be licensed, we may become aware of other states that require out-of-state laboratories to obtain licensure in order to accept specimens from the state, and it is possible that other states currently have such requirements or will have such requirements in the future.

If we were to lose our CLIA accreditation, whether as a result of a revocation, suspension or limitation, we would no longer be able to sell our testing products, which would limit our revenue and harm our business. If we were to lose our license in states where we are required to hold licenses, we would not be able to test specimens from those states, which would limit our revenue.

The FDA may disagree with our assessment that our SomaLogic™ test products and any other clinical diagnostic tests we may develop are LDTs eligible for FDA enforcement discretion and determine that such test products are fully subject to active compliance enforcement under the FDCA and FDA regulations.

The FDA regulates any diagnostic test that meets the definition of a medical device, except under specific, narrow circumstances. The FDCA defines a medical device as "an instrument, apparatus, implement, machine, contrivance, implant, in vitro reagent, or other similar or related article, including a component part, or accessory which is , among other things: intended for use in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment, or prevention of disease, in man or other animals and which does not achieve its primary intended purposes through chemical action within or on the body of man or other animals and which is not dependent upon being metabolized for the achievement of any of its primary intended purposes." By this definition, in vitro reagents and diagnostic tests are considered medical devices. Specifically, the FDA defines an IVD as "reagents, instruments, and systems intended for use in the diagnosis of disease or other conditions, including a determination of the state of health, in order to cure, mitigate, treat, or prevent disease or its sequelae." Therefore, the FDA generally considers diagnostic testing products to be IVDs subject to the agency's regulatory requirements for IVDs. Historically, the FDA had generally exercised its enforcement discretion and not enforced applicable regulations with respect to LDTs, which are IVDs that are designed, manufactured, and used within a single high-complexity CLIA-certified laboratory. We believe that our SomaLogic™ test products intended for clinical diagnostic use are LDTs.

If the FDA were to disagree with our conclusion that our SomaLogic™ test products for clinical diagnostic use fall within the scope of the agency's LDT definition and determines that such tests are thus subject to FDA's medical device authorities and implementing regulations, we would become immediately subject to extensive regulatory requirements and may be required to stop selling our existing tests or refrain from launching any other tests we may develop. In particular, the FDA may require us to obtain marketing authorization for each of our SomaLogic™ tests in order for us to commercialize them for clinical diagnostic use. The premarket review process for diagnostic testing products can be lengthy, expensive, time-consuming, and unpredictable. As part of the process to prepare regulatory submissions for FDA review, we may be required to conduct formal clinical trials before applying for commercial marketing authorization. Performing additional, new nonclinical studies or clinical trials in order to obtain product approval from the FDA, if any were to become necessary, would take a significant amount of time and would substantially delay our ability to commercialize our SomaLogic™ tests intended for clinical diagnostic use, all of which would adversely impact our business.

While we believe that we are currently in material compliance with applicable laws and regulations as historically enforced by the FDA with respect to LDTs, we cannot assure you that the FDA will agree with our determination. Any finding by the FDA or another regulatory authority that we have violated these laws and regulations, or a public announcement that we are being investigated for possible violations, could adversely affect our business, prospects, results of operations and financial condition.

Planned changes in the way that the FDA regulates tests performed by laboratories like ours will result in delay or additional expense in offering our tests and tests that we may develop in the future.

We currently market our SomaLogic™ tests intended for clinical diagnostic use as LDTs and may in the future market other diagnostic tests as LDTs. Historically, the FDA had exercised enforcement discretion with respect to most LDTs and generally had not required laboratories that furnish LDTs to comply with the agency's requirements for medical devices (e.g., establishment registration, device listing, quality system regulations, premarket clearance or approval, and post-market controls). However, in May 2024, the FDA issued a final rule to regulate LDTs under the current medical device framework and phasing out its existing enforcement discretion policy for this category of diagnostic tests over several years. The effective date of the agency's final rule was July 5, 2024. The agency's final rule provides that the LDT enforcement policy phase-out process will occur in gradual stages over a total period of four years, with premarket approval applications for high-risk tests to be submitted by the 3.5-year mark. Moderate-risk and low-risks tests are expected to be in compliance at the four-year mark, although FDA has stated that if premarket submissions are pending review it will continue to exercise enforcement discretion with respect to those tests.

The FDA's final rule is complex and, concurrently, the agency announced several exceptions from the requirement to comply with full medical device regulatory controls, depending upon the specific nature of the LDT and the clinical laboratory that is offering such LDT for use by health care providers. Of potential relevance is the agency's position on LDTs that were marketed prior to the official publication date of the final rule. Such "currently marketed" tests are subject to many of the device regulatory controls but are exempted from the premarket review and FDA authorization requirements (unless or until significant modifications are made to such "currently marketed" tests). Similarly, FDA has created a partial enforcement discretion policy for tests approved by the New York State Clinical Laboratory Evaluation Program whereby such tests also do not need to undergo FDA premarket review but must come into compliance with all other device general controls in a stagged fashion between 2025 and 2027. We have begun the process of evaluating the final rule's potential impact on our SomaLogic™ tests, as well as our operations and business more generally.

On May 29, 2024, the American Clinical Laboratory Association (the "ACLA") and one of its members filed a complaint against the FDA in the Eastern District of Texas, alleging that the agency does not have authority to promulgate the LDT final rule and seeking to vacate the FDA's action. A second lawsuit was also filed against FDA by the Association for Molecular Pathology ("AMP") on August 19, 2024 in the Southern District of Texas, and subsequently the two cases were consolidated into a single action pending in the Eastern District of Texas. Briefing is ongoing in the consolidated case, and the outcome of such litigation is uncertain. The litigation could potentially affect FDA's plans to implement these new LDT requirements, making the potential implementation timeline somewhat uncertain, although no preliminary injunction has been issued to date. Accordingly, the agency has continued its implementation efforts by actively providing guidance and training to clinical laboratories on how to comply with medical device general controls.

Affected stakeholders also continue to press for a comprehensive legislative solution to create a harmonized paradigm for oversight of LDTs by both the FDA and CMS, instead of implementation of the FDA's final rule, which may be disruptive to the industry and to patient access to certain diagnostic tests. However, this FDA rulemaking was initiated after years of failed congressional attempts to harmonize the regulatory paradigms applicable to LDTs and other IVDs, making it unclear whether any legislative efforts would be successful going forward.

If FDA prevails in the Texas litigation and is able to fully implement the multi-year phase-in plan for the LDT final rule or Congress enacts comprehensive legislation to regulate in vitro diagnostics that moots the need for the LDT final rule, it could have a materially adverse impact on our results of operations. Failure to comply with any applicable FDA requirements could trigger a range of enforcement actions by the FDA, including warning letters, civil monetary penalties, injunctions, criminal prosecution, recall or seizure, operating restrictions, partial suspension or total shutdown of operations and denial of or challenges to applications for clearance or approval, as well as significant adverse publicity.

Disruptions at the FDA, the SEC and other government agencies caused by funding shortages, mass layoffs, or global health concerns could hinder their ability to hire and retain key leadership and other personnel, prevent our products from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business relies, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for products to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the United States government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA, SEC and other government employees and stop critical activities during that period. In early 2025, following the inauguration of President Trump, the Trump Administration began terminating federal government employees, including at the FDA. The impact of mass layoffs at the agency and other governmental offices with which we interact is unclear at this time. However, it is expected that with a proposed reduction in staff of up to 50%, the FDA in the future may be unlikely to meet its application review goals or to continue to be available for timely interactions with medical product developers. It is currently unclear how the U.S. biotechnology industry will be affected by the Trump Administration's major changes to the FDA and the federal government as a whole.

Separately, during the COVID-19 pandemic, the FDA postponed most inspections of domestic and foreign manufacturing facilities at various points. Even though the FDA has since resumed standard inspection operations of domestic facilities where feasible, the agency has continued to monitor and implement changes to its inspectional activities to ensure the safety of its employees and those of the firms it regulates, and any resurgence of the virus or emergence of new infectious disease outbreaks may lead to future inspectional delays. Regulatory authorities outside the United States may adopt similar policy measures in response to emerging infectious disease outbreaks, epidemics, or pandemics. If a prolonged government shutdown or slowdown occurs, or if global health concerns similar to COVID-19 prevent the FDA or other regulatory agencies from conducting their regular inspections, review, or other regulatory activities, it could significantly affect the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, in our operations as a public company, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

We are currently limited to RUO with respect to many of the materials and components used in our consumable products including our assays.

We sell our instruments and consumable products, and certain of our assays, with express restrictions that they be used for RUO applications. The sale of our RUO products for any clinical or diagnostic purposes may require that we obtain regulatory clearance or approval to market the products for such purposes and also that we acquire certain materials and components used in the products from suppliers without an RUO restriction. There can be no assurance that we would be able to acquire these materials and components for use in diagnostic products on acceptable terms, if at all, if we are required to do so. If we are unable to do so, we would not be able to expand our instrument, consumable and assay product offerings beyond RUO, and our business and prospects would suffer.

The RUO/IUO Labeling Guidance, emphasizes that the FDA will review the totality of the circumstances when evaluating whether equipment and testing components are properly labeled as RUO. It further states that merely including a labeling statement that a product is intended for RUO will not necessarily render the device exempt from the FDA's premarket authorization or other requirements, if the circumstances surrounding the distribution of the product indicate that the manufacturer intends for its product to be offered for clinical diagnostic use. These circumstances may include written or verbal marketing claims or links to articles regarding a product's performance in clinical applications, a manufacturer's provision of technical support for clinical validation or clinical applications, or solicitation of business from clinical laboratories, all of which could be considered evidence of intended uses that conflict with RUO labeling. If the FDA were to determine that our RUO products were intended for use in clinical investigation, diagnosis or treatment decisions, or that express or implied clinical or diagnostic claims were made for our RUO products, those products could be considered misbranded or adulterated under the FDCA. If the FDA determines that our RUO products are being marketed for clinical diagnostic use without the required regulatory approval or clearance, we may be required to cease marketing our products as planned, recall the products from customers, revise our marketing plans, and/or suspend or delay the commercialization of our products until we obtain the required authorization. We also may be subject to a range of enforcement actions by the FDA, including warning or untitled letters, injunctions, civil monetary penalties, criminal prosecution, and recall and/or seizure of products, as well as significant adverse publicity. For instance, some of our customers may, on their own initiative, use our RUO-labeled products in the development of their own LDTs or in other FDA-regulated products for clinical diagnostic use and may request our assistance in developing such uses or validating the instrument, consumable or assay for diagnostic use. If we provide such services or advice, FDA could determine that we intend such instruments, consumables, or assays for clinical or diagnostic uses in contradiction of the RUO labeling and require us to recall the products, prepare and submit applications for marketing authorization for the clinical or diagnostic uses or initiate enforcement actions against us. Any of these developments may adversely affect our business and financial condition.

If the FDA determines that our RUO products are medical devices or if we seek to market our RUO products for clinical diagnostic or health screening use, we will be required to obtain regulatory clearance(s) or approval(s), and may be required to cease or limit sales of our then marketed products, which could materially and adversely affect our business, financial condition and results of operations. Any such regulatory process would be expensive, time-consuming and uncertain both in timing and in outcome.

Our RUO products are focused on the life sciences research market. This includes laboratories associated with academic and governmental research institutions, as well as pharmaceutical, biotechnology and contract research companies. Accordingly, our products are labeled as RUO, and are not intended for diagnostic use. While our marketing for our RUO products is focused on the life sciences research market, we may decide to expand our product line to encompass products that are intended to be used for the diagnosis of disease or other medical purposes. Laboratory instruments, consumables and assays intended for clinical or diagnostic purposes are subject to regulation as medical devices by the FDA and comparable international agencies, including requirements for regulatory clearance or approval of such products before they can be marketed. If the FDA were to determine that our products are intended for clinical use or if we decided to market our products for such use, we would be required to obtain 510(k) clearance or approval of a PMA from the agency in order to sell our products in a manner consistent with applicable U.S. laws and regulations. Such regulatory authorization processes are expensive, time-consuming and uncertain; our efforts may never result in any marketing authorization for our products; and failure by us to obtain or comply with such authorizations could have an adverse effect on our business, financial condition or operating results. Even if we obtain premarket approval clearance, where required, such authorization may not be for the use or uses we believe are commercially attractive and/or are critical to the commercial success of our products. As a result, being subject to the FDA's premarket review and/or post-market control requirements for our products could materially and adversely affect our business, financial condition and results of operations.

If we are required to obtain premarket approval or clearance for our instruments, consumables or assay products, we and they would be subject to a substantial number of additional requirements applicable to medical devices and their manufacturers, including establishment registration; device listing; the Quality System Regulation which covers the design, testing, production, control, quality assurance, labeling, packaging, servicing, sterilization (if required), and storage and shipping of medical devices (among other activities); device labeling; advertising and promotion; recordkeeping; post-market surveillance; post-market studies; adverse event reporting; and device corrections, removals and recalls. One or more of our current or future products may also require clinical trials in order to generate the data required for approval of a PMA. Complying with these requirements may be time-consuming and expensive. We may be required to expend significant resources to ensure ongoing compliance with applicable regulations and implement satisfactory corrective or preventive actions in response to quality issues or enforcement action, which may have a material adverse effect on our ability to design, develop and commercialize products using our technology as planned. Failure to comply with these requirements may subject us to a range of enforcement actions, such as warning letters, injunctions, civil monetary penalties, criminal prosecution, recall and/or seizure of products, and revocation of marketing authorizations, as well as significant adverse publicity. If we or our collaborators fail to obtain, or experience significant delays in obtaining, regulatory approvals for our products, we may not be able to launch or successfully commercialize such products in a timely manner, or at all.

The FTC and/or state enforcement or regulatory agencies may object to the methods and materials we use to promote our products and services and initiate enforcement against us, which could adversely affect our business and financial condition.

The FTC and/or state enforcement or regulatory agencies (including but not limited to the offices of state attorneys general) may object to the materials and methods we use to promote our services and our currently marketed instruments, reagents, or assays, including diagnostic LDTs, or other products we may develop in the future, including with respect to the product claims in our promotional materials or advertising, and may initiate enforcement actions against us. Enforcement actions by the FTC may include, among others, injunctions, civil penalties and equitable monetary relief.

Actual or perceived failures to comply with applicable data protection, privacy and security laws, regulations, standards and other requirements could adversely affect our business, results of operations and financial condition.

Any failure or perceived failure by us to comply with federal or state laws or regulations, our internal policies and procedures or our contracts governing our use and disclosures of personal information could result in negative publicity, government investigations and enforcement actions including significant penalties, claims by third parties, and damage to our reputation, any of which could have a material adverse effect on our operations, financial performance and business.

Failure to comply with HIPAA, the HITECH Act, their implementing regulations and similar comparable state laws and regulations affecting the transmission, security and privacy of health information could result in significant penalties.

Numerous federal, state and foreign laws and regulations, including HIPAA and the HITECH Act in the United States, govern the collection, dissemination, disclosure, security, use and confidentiality of individually identifiable health information and, in many cases, other personal information. HIPAA and the HITECH Act require us to comply with standards for the use and disclosure of PHI within our company and with respect to third parties. The privacy, security and breach notification rules promulgated under HIPAA, as amended by the HITECH Act, Standards for Privacy of Individually Identifiable Health Information (Privacy Standards) and the Security Standards for the Protection of Electronic Protected Health Information (Security Standards) under HIPAA establish a set of basic national privacy and security standards for the protection of individually identifiable health information by Covered Entities and their Business Associates. HIPAA requires Covered Entities to develop and maintain policies and procedures with respect to individually identifiable health information that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect the privacy and security of such information. HIPAA also requires us to provide individuals with certain rights with respect to their PHI. Business Associates must have a written Business Associate contracts or other arrangements with a Covered Entity that establishes specifically what the Business Associate has been engaged to do and obligates the Business Associate to comply with HIPAA requirements. Further, in the event of a breach of unsecured PHI we must notify each individual whose PHI is breached as well as federal regulators and, in some cases, must publicize the breach in local or national media.

HIPAA also includes standards for common healthcare electronic transactions and code sets, such as claims information, plan eligibility, payment information and the use of electronic signatures, and privacy and electronic security of individually identifiable health information. Covered Entities, such as certain healthcare providers, are required to conform to such transaction set standards, known as the Standards for Electronic Transactions, pursuant to HIPAA. Submission of electronic healthcare claims and payment transactions that do not comply with the HIPAA electronic data transmission standards could result in delayed or denied payments.

In the conduct of our business, we process, maintain, and transmit sensitive data, including PHI. There can be no assurance that a breach of privacy or security will not occur. If there is a breach, we could be subject to various lawsuits, penalties and damages and may be required to incur costs to mitigate the impact of the breach on affected individuals.

Penalties for failure to comply with HIPAA requirements are substantial and could include corrective action plans and/or the imposition of civil or criminal penalties. HIPAA also authorizes state attorneys general to file suit under HIPAA on behalf of state residents. Courts can award damages, costs and attorneys' fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for HIPAA violations, its standards have been used as the basis for a duty of care claim in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI.

Additionally, certain states have adopted comparable privacy and security laws and regulations, some of which may apply more broadly or be more stringent than HIPAA. For example, the CCPA, which went into effect on January 1, 2020, gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Further, the CPRA went into effect in California amending the CCPA and may increase our compliance costs and potential liability, imposes additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data and adds opt outs for certain uses of sensitive data. It also created a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. Washington state recently passed the "My Health My Data" Act, which broadly regulates "consumer health data" and creates a private right of action allowing individuals to sue directly for alleged violations and is expected to increase related litigation. In the event that we are subject to or affected by HIPAA, the CCPA, the CPRA or other domestic privacy and data protection laws (for example, the My Health, My Data Act, the Colorado Privacy Act and other similar laws that recently went into effect in other states, such as Utah, Virginia, Connecticut, Delaware, Florida, Indiana, Iowa, Montana, Oregon, Tennessee, and Texas), any liability from failure to comply with the requirements of these laws could adversely affect our financial condition.

In Europe, the GDPR went into effect in May 2018 and imposes strict requirements for processing the personal data of individuals within the EEA. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to countries outside of the EEA that have not been found to provide adequate protection to such personal data. In 2016, the EU and United States agreed to a transfer framework for data transferred from the EU to the United States, called the Privacy Shield, but the Privacy Shield was invalidated in July 2020 by the Court of Justice of the EU. In July 2023, however, the European Commission adopted an adequacy decision for a new mechanism for transferring data from the EU to the United States – the EU-US Data Privacy Framework, which provides EU individuals with several new rights, including the right to obtain access to their data, or obtain correction or deletion of incorrect or unlawfully handled data. The adequacy decision followed the signing of an executive order introducing new binding safeguards addressing the reasons behind the Court of Justice of the EU's invalidation of the original Privacy Shield. The European Commission will continually review developments in the United States along with its adequacy decision. However, future actions of EU data protection authorities are difficult to predict.

Relatedly, following the United Kingdom's withdrawal from the EU, the GDPR was implemented in the United Kingdom as the U.K. GDPR. which sits alongside the amended U.K. Data Protection Act 2018, which implements certain derogations in the EU GDPR into United Kingdom law. The U.K. GDPR mirrors the fines under the GDPR, i.e., fines up to the greater of €20 million (£17.5 million) or 4% of annual global turnover. In June of 2021, the European Commission issued a decision, which will sunset on June 27, 2025 without further action, that the United Kingdom ensures an adequate level of protection for personal data transferred under the EU GDPR from the EU to the United Kingdom. The U.K. Parliament is currently considering the Data Protection and Digital Information Bill to harmonize the 2018 Data Protection Act, U.K. GDPR, and the Privacy and Electronic Communications Regulations under one legislative framework.

The regulatory framework governing the collection, storage, use and sharing of certain information, particularly financial and other personal information, is rapidly evolving and is likely to continue to be subject to uncertainty and varying interpretations. Additionally, increasing concerns about health information privacy have recently prompted the federal government to issue guidance taking a newly expansive view of the scope of the laws and regulations that they enforce. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing practices. Any failure or perceived failure by us, or any third parties with which we do business, to comply with our privacy policies, changing expectations, evolving laws, rules and regulations, industry standards or contractual obligations to which we or such third parties are or may become subject, may result in actions or other claims against us by governmental entities or private actors, the expenditure of substantial costs, time and other resources or the incurrence of significant fines, penalties or other liabilities. In addition, any such action, particularly to the extent we were found to be guilty of violations or otherwise liable for damages, would damage our reputation and adversely affect our business, financial condition and results of operations.

Although we work to comply with applicable laws, regulations and standards, our contractual obligations and other legal obligations, these requirements are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another and may conflict with one another or other legal obligations with which we must comply. Any failure or perceived failure by us or our employees, representatives, contractors, consultants, collaborators, or other third parties to comply with such requirements or adequately address privacy and security concerns, even if unfounded, could result in additional cost and liability to us, damage our reputation and adversely affect our business and results of operations.

RISKS RELATED TO ECONOMIC CONDITIONS AND OPERATING A GLOBAL BUSINESS

We generate a substantial portion of our revenue internationally and our international business exposes us to business, regulatory, political, operational, financial, and economic risks associated with doing business outside of the United States.

During the years ended December 31, 2024, 2023, and 2022, approximately 48%, 59%, and 58%, respectively, of our product and service revenue was generated from sales to customers located outside of the United States. We believe that a significant percentage of our future revenue will continue to come from international sources as we expand our international operations and develop opportunities in other countries. Engaging in international business inherently involves a number of difficulties and risks, including:

- required compliance with existing and changing foreign regulatory requirements and laws that are or may be applicable to our business in the future, such as the European Union's General Data Protection Regulation, comprehensive U.S. state privacy laws such as the California Consumer Privacy Act, and similar laws in Colorado, Connecticut, Utah, and Virginia, and other data privacy requirements, labor and employment regulations, anticompetition regulations, the U.K. Bribery Act of 2010 and other anticorruption laws, and the RoHS and WEEE directives and REACH regulation, which regulate the use and importation of certain hazardous substances in, and require the collection, reuse, and recycling of waste from, products we manufacture;

- required compliance with U.S. laws such as the Foreign Corrupt Practices Act, and other U.S. federal laws and regulations established by the Office of Foreign Assets Control;

- export requirements and import or trade restrictions;

- laws and business practices favoring local companies;

- longer payment cycles and difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

- changes in social, economic, and political conditions or in laws, regulations and policies governing foreign trade, manufacturing, development, and investment both domestically as well as in the other countries and jurisdictions in which we operate and into which we sell our products, including as a result of the separation of the United Kingdom from the European Union (Brexit), the Russian invasion of Ukraine or the conflict in the Middle East;

- business interruptions and travel restrictions resulting from global sociopolitical events, including war and terrorism, public health crises and pandemics, and natural disasters including earthquakes, typhoons, floods and fires;

- potentially adverse tax consequences, tariffs, customs charges, bureaucratic requirements, and other trade barriers;

- difficulties and costs of staffing and managing foreign operations; and

- difficulties protecting or procuring intellectual property rights.

During much of the COVID-19 pandemic, travel restrictions caused significant slowdowns in China, Japan, and other parts of the Asia-Pacific region. These slowdowns, in addition to shipment delays in China due to delays in obtaining VAT and import tax exemptions for our products, have caused our financial results to suffer. If these situations continue, or if other risks occur, we could be forced to dedicate significant resources to their resolution, and if we are unsuccessful in finding a solution, our financial condition and results will suffer.

In addition, political instability, civil unrest, the deterioration of the political situation in a country in which we have significant sales or operations, or the breakdown of trade relations between the United States and a foreign country in which we have significant operations, could adversely affect our business, financial condition, and results of operations. For example, a change in trade status between the United States and a foreign country could result in a substantial increase in the import duty applicable to products manufactured in that foreign country and imported into the United States. The imposition of substantial tariffs by the United States on imports from various countries, including China, Canada, and Mexico, and the possible countermeasures by these countries could increase costs, disrupt the global supply chain, and create additional operational challenges. The uncertainty surrounding future trade relationships and the potential for increased market volatility and currency exchange rate fluctuations along with tariffs and trade regulations could have an adverse effect on our business, financial condition, and results of operations.

Our business is subject to a variety of new U.S. and foreign export controls and economic sanctions regulations that were issued in response to Russia's invasion of Ukraine and the conflict in the Middle East; our failure to comply with these laws and regulations could harm our business.

Due to recent regulations, U.S. companies can no longer provide or receive services or conduct any business with, including selling, shipping, or otherwise transferring any U.S.-controlled products to, the Donetsk People's Republic and Luhansk People's Republic regions of Ukraine. Additionally, existing U.S. sanctions continue to extend these prohibitions to the Crimea region of Ukraine. Our business is also subject to the expansion of previously existing sanctions imposed by the Treasury Department's Office of Foreign Assets Controls that now cover a significant number of individuals and entities located in Russia, Belarus, and surrounding regions as well as new U.S. export controls imposed by the U.S. Department of Commerce's Export Administration Regulations on exports to Russia. These laws and regulations cover U.S. persons as well as U.S.-controlled products, software, and technologies wherever located. Failure to comply with U.S. and foreign export control and economic sanctions laws and regulations can result in criminal sanctions, civil fines, debarment from government contracting, the loss of export privileges, and, in some cases, imprisonment.

Any additional changes in export control laws, sanctions requirements, or our operations in the affected regions may require us to expend additional resources or to discontinue certain products or services, which would negatively affect our business, financial condition, and operating results. In addition, the increased attention focused upon liability issues as a result of lawsuits, regulatory proceedings, and legislative proposals could damage our brand or otherwise impact the growth of our business. Finally, our ability to receive payment from these regions has been significantly impacted. Any costs incurred or loss of business that occurs as a result of compliance or other liabilities under these laws or regulations could harm our business and operating results.

Adverse conditions in the domestic and global economy and disruption of financial markets may significantly harm our revenue, profitability, and results of operations.

Adverse economic conditions in the U.S. and international markets, including any worldwide economic disruption related to another or worsening global pandemic or a recession, could negatively impact our revenues and results of operations. The global credit and financial markets continue to experience volatility and disruptions, including diminished liquidity and credit availability, increased concerns about inflation and tariffs, and uncertainty about economic stability. Geopolitical events including a potential recession, the Russian invasion of Ukraine, the conflict in the Middle East, including any resulting adoption and expansion of trade restrictions by the United States, Israel, Russia, and/or China, and Brexit have caused significant economic, market, political and regulatory uncertainty in some of our markets. Volatility and disruption of financial markets could limit our customers' ability to obtain adequate financing or credit to purchase and pay for our products in a timely manner or to maintain operations, which could result in a decrease in sales volume that could harm our results of operations. General concerns about the fundamental soundness of domestic and international economies may also cause our customers to reduce their purchases. Changes in governmental banking, monetary, and fiscal policies to address liquidity and increase credit availability may not be effective. Significant government investment and allocation of resources to assist the economic recovery of sectors that do not include our customers may reduce the resources available for government grants and related funding for life science, plant and animal research, and clinical research and development. Continuation or further deterioration of these financial and macroeconomic conditions could significantly harm our sales, profitability, and results of operations.

We are subject to fluctuations in the exchange rate of the U.S. dollar and foreign currencies.

Our revenue is generally denominated in the local currency of the contracting party. Historically, the majority of our revenue has been denominated in U.S. dollars and fluctuations in the value of the U.S. dollar relative to foreign currencies could decrease demand for our products and adversely impact our financial performance. For example, if the value of the U.S. dollar increases relative to foreign currencies, our products could become more costly to the international consumer and therefore less competitive in international markets, or if the value of the U.S. dollar decreases relative to the Singapore dollar or the Canadian dollar, it would become more costly in U.S. dollars for us to manufacture our products in Singapore and/or in Canada. Additionally, our expenses are generally denominated in the currencies where our operations are located, which is primarily in the United States, with a portion of expenses incurred in Singapore and Canada where our manufacturing facilities are located. Our results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. We have experienced and will continue to experience fluctuations in our net income or loss as a result of transaction gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. Fluctuations in currency exchange rates could have an adverse impact on our financial results in the future.

FINANCIAL, TAX, AND ACCOUNTING RISKS

Our future capital needs are uncertain and we may need to raise additional funds in the future, which may cause dilution to stockholders or may be upon terms that are not favorable to us.

We continue to experience losses and, if that trend continues, we may need to seek additional sources of financing. In addition, we may need to raise substantial additional capital for various purposes, including:

- funding our operations;
- debt repayments;
- acquiring other businesses or assets and licensing technologies;
- expanding the commercialization of our products; and
- furthering our research and development.

Our future funding requirements will depend on many factors, including:

- market acceptance of our products;
- the cost of our research and development activities;
- the cost of filing and prosecuting patent applications;
- the cost of defending any litigation including intellectual property, employment, contractual or other litigation;
- the cost and timing of regulatory clearances or approvals, if any;
- the cost and timing of establishing additional sales, marketing, and distribution capabilities;
- the cost and timing of establishing additional technical support capabilities;
- fluctuations in cash demands (e.g., due to interest or principal payments or payouts under existing cash compensation plans);
- variability in sales and timing of related cash collections;
- the effectiveness of our efficiency, cost-savings and other strategic initiatives (including those contemplated by our previously announced restructuring plans);
- the impact of any natural disasters or public health crises and pandemics;
- the effect of competing technological and market developments; and
- the extent to which we acquire, license or otherwise invest in businesses, products, and technologies.

To the extent we incur additional indebtedness, the risks described above could increase. Further, if we increase our indebtedness, our actual cash requirements in the future may be greater than expected. Our cash flow from operations may not be sufficient to repay all of the outstanding debt as it becomes due, and we cannot assure you that we will be able to obtain additional funds on acceptable terms, or at all. In recent years, there has been significant volatility in the global capital markets, increasing the cost of—and adversely impacting access to—capital. If we raise additional funds by issuing equity securities, our stockholders will experience dilution. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. Any additional debt or equity financing that we raise may contain terms that are not favorable to us or our stockholders.

If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our technologies or our products, or grant licenses on terms that are not favorable to us. If we do not have or are unable to raise adequate funds, we may have to liquidate some or all of our assets, delay development or commercialization of our products, or license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize. We also may have to reduce marketing, customer support, research and development, or other resources devoted to our products, or cease operations. Any of these factors could harm our operating results.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, our ability to operate our business and investors' views of us.

We are required to comply with Section 404 of the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires public companies to maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting. In addition, we are required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting. Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that will need to be re-evaluated frequently. We currently outsource the internal audit function. We have hired and may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge to establish an internal audit function. If we fail to maintain the effectiveness of our internal controls or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, this could have a material adverse effect on our business. We could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on the price of our common stock and we could be subject to sanctions or investigations by The Nasdaq Stock Market LLC, the SEC or other regulatory authorities, which would require additional financial and management resources. In addition, if our efforts to comply with new or changed laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

Our ability to successfully implement our business plan and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. We expect that we will need to continue to improve existing, and implement new operational and financial systems, procedures and controls to manage our business effectively. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause our operations to suffer and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our independent registered public accounting firm as required under Section 404 of the Sarbanes-Oxley Act. This, in turn, could have an adverse impact on trading prices for our common stock, and could adversely affect our ability to access the capital markets.

Although we determined that our internal controls over financing reporting were effective as of December 31, 2024, we may in the future identify internal control deficiencies that could rise to the level of a material weakness or uncover other errors in financial reporting. During the course of our evaluation of these material weaknesses, we may identify areas requiring improvement and may be required to design additional enhanced processes and controls to address issues identified through this review. There can be no assurance that such remediation efforts will be successful, that our internal control over financial reporting will be effective as a result of these efforts or that any such future deficiencies identified may not be material weaknesses that would be required to be reported in future periods. In addition, we cannot assure you that our independent registered public accounting firm will be able to attest that such internal controls are effective.

We may not realize the value of our goodwill or other intangible assets, which would be reflected in an impairment charge.

Our business acquisitions typically result in goodwill and other intangible assets, which affect the amount of future period amortization expense and possible impairment expense. We make estimates and assumptions in valuing such intangible assets that affect our consolidated financial statements. As of December 31, 2024, we had approximately $135.8 million of goodwill and net intangible assets, including approximately $113.2 million of goodwill and $22.6 million of net intangible assets. These assets represent a significant portion of the assets recorded on our consolidated balance sheet. In addition, if in the future we acquire additional businesses, technologies, or other intangible assets, a substantial portion of the value of such assets may be recorded as goodwill or intangible assets.

We assess the realizability of goodwill and indefinite-lived intangible assets annually as well as whenever events or changes in circumstances indicate that these assets may be impaired. We also assess the realizability of definite-lived intangible assets whenever events or changes in circumstances indicate that these assets may be impaired. These events or circumstances may include a significant deterioration in overall economic conditions, a decline in our market capitalization, reorganizations of our business, the disposal of all or a portion of a reporting unit, operating losses or a significant decline in earnings associated with the acquired business or asset. Our ability to realize the value of the goodwill and intangible assets will depend on the future cash flows of these businesses, including our ability to realize revenue growth, cost savings, and other macro factors which impact the enterprise value. These cash flows in turn depend in part on how well we have integrated these businesses. If we are not able to realize the value of the goodwill and intangible assets, we may be required to incur material charges relating to the impairment of those assets.

In determining the fair value of our two operating segments, significant assumptions including forecasted cash flows (revenue growth rates), discount rates, earnings multiples and an implied control premium are utilized. As these assumptions are inherently judgmental and subject to uncertainty, future impairments that cannot be reasonably estimated, but could be material, may occur. We performed our annual goodwill assessment in the fourth quarter of 2024 and concluded that we did not have goodwill impairment.

Our ability to use net operating loss carryforwards to offset future taxable income for U.S. federal income tax purposes and other tax benefits may be limited.

Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), imposes an annual limitation on the amount of taxable income that may be offset by net operating loss carryforwards ("NOLs") if a corporation experiences an "ownership change." As provided in Section 382 of the Code, an "ownership change" occurs when a company's "five-percent shareholders" collectively increase their ownership in the company by more than 50 percentage points (by value) over a rolling three-year period. Various states also have limitations on the use of state NOLs following an ownership change.

Future changes in our stock ownership, some of which are outside our control, could result in an ownership change under Section 382 of the Code. In 2022 and 2024, we experienced ownership changes, which substantially limited our ability to use our NOLs. There is no assurance that we will be able to fully utilize our future NOLs or other tax benefits, which could adversely impact our results of operations.

We are subject to risks related to taxation in multiple jurisdictions and our effective income tax rate could be adversely affected and we could have additional tax liability if existing tax laws or regulations change or if taxing authorities disagree with our interpretations of tax laws or regulations.

We are subject to income taxes in both the United States and certain foreign jurisdictions. Significant judgments based on interpretations of existing tax laws or regulations are required in determining the provision for income taxes. For example, we have made certain interpretations of existing tax laws or regulations based upon the operations of our business internationally and we have implemented intercompany agreements based upon these interpretations and related transfer pricing analyses. If the U.S. Internal Revenue Service or other taxing authorities disagree with the positions, our effective income tax rate could be adversely affected and we could have additional tax liability, including interest and penalties. From time to time, we may review our corporate structure and tax positions in the various international jurisdictions in which we operate and such review may result in changes to how we structure our international business operations, which may adversely impact our effective income tax rate. Our effective income tax rate could also be adversely affected by changes in the mix of earnings in tax jurisdictions with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in existing tax laws or tax rates, changes in the level of non-deductible expenses (including share-based compensation), changes in our future levels of research and development spending, mergers and acquisitions, or the result of examinations by various tax authorities. Payment of additional amounts as a result of changes in applicable tax law or upon final adjudication of any disputes could have a material impact on our results of operations and financial position.

Changes in accounting principles, or interpretations thereof, could have a significant impact on our financial position and results of operations.

We prepare our consolidated financial statements in accordance with U.S. GAAP. These principles are subject to interpretation by the SEC and various bodies formed to interpret and create appropriate accounting principles. A change in these principles can have a significant effect on our reported results and may even retroactively affect previously reported transactions. Additionally, the adoption of new or revised accounting principles may require that we make significant changes to our systems, processes and controls.

It is not clear if or when potential changes in accounting principles may become effective, whether we have the proper systems and controls in place to accommodate such changes and the impact that any such changes may have on our financial position and results of operations.

RISKS RELATED TO INTELLECTUAL PROPERTY

Our ability to protect our intellectual property and proprietary technology through patents and other means is uncertain.

Our commercial success depends in part on our ability to protect our intellectual property and proprietary technologies. We rely on patent protection, where appropriate and available, as well as a combination of copyright, trade secret, and trademark laws, and nondisclosure, confidentiality, and other contractual restrictions to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. We apply for patents covering our products and technologies and uses thereof, as we deem appropriate. However, we may fail to apply for patents on important products and technologies in a timely fashion or at all. Our pending U.S. and foreign patent applications may not issue as patents or may not issue in a form that will be sufficient to protect our proprietary technology and gain or keep our competitive advantage. Any patents we have obtained or do obtain may be subject to re-examination, reissue, opposition, or other administrative proceeding, or may be challenged in litigation, and such challenges could result in a determination that the patent is invalid or unenforceable. In addition, competitors may be able to design alternative methods or devices that avoid infringement of our patents. Both the patent application process and the process of managing patent disputes can be time consuming and expensive.

Furthermore, the laws of some foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States, and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business. Changes in either the patent laws or in interpretations of patent laws in the United States or other countries may diminish the value of our intellectual property. We cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents. For example:

- we might not have been the first to make the inventions covered by each of our pending patent applications;

- we might not have been the first to file patent applications for these inventions;

- the patents of others may have an adverse effect on our business; and

- others may independently develop similar or alternative products and technologies or duplicate any of our products and technologies.

To the extent our intellectual property, including licensed intellectual property, offers inadequate protection, or is found to be invalid or unenforceable, our competitive position and our business could be adversely affected.

We may be involved in lawsuits to protect or enforce our patents and proprietary rights, to determine the scope, coverage and validity of others' proprietary rights, or to defend against third-party claims of intellectual property infringement, any of which could be time-intensive and costly and may adversely impact our business or stock price.

Litigation may be necessary for us to enforce our patent and proprietary rights, determine the scope, coverage, and validity of others' proprietary rights, and/or defend against third-party claims of intellectual property infringement against us as well as against our suppliers, distributors, customers, and other entities with which we do business. Litigation could result in substantial legal fees and could adversely affect the scope of our patent protection. The outcome of any litigation or other proceeding is inherently uncertain and might not be favorable to us, and we might not be able to obtain licenses to technology that we require. Even if such licenses are obtainable, they may not be available at a reasonable cost. We could therefore incur substantial costs related to royalty payments for licenses obtained from third parties, which could negatively affect our product margins or financial position. Further, we could encounter delays in product introductions, or interruptions in product sales, as we develop alternative methods or products.

As we move into new markets and applications for our products, incumbent participants in such markets may assert their patents and other proprietary rights against us as a means of impeding our entry into such markets or as a means to extract substantial license and royalty payments from us. Our commercial success may depend in part on our non-infringement of the patents or proprietary rights of third parties. Numerous significant intellectual property issues have been litigated, and will likely continue to be litigated, between existing and new participants in our existing and targeted markets. For example, some of our products provide for the testing and analysis of genetic material, and patent rights relating to genetic materials remain a developing area of patent law. A recent U.S. Supreme Court decision held, among other things, that claims to isolated genomic DNA occurring in nature are not patent eligible, while claims relating to synthetic DNA may be patent eligible. We expect the ruling will result in additional litigation in our industry. In addition, third parties may assert that we are employing their proprietary technology without authorization, and if they are successful in making such claims, we may be forced to enter into license agreements, pay additional royalties or license fees, or enter into settlements that include monetary obligations or restrictions on our business.

Our customers have been sued for various claims of intellectual property infringement in the past, and we expect that our customers will be involved in additional litigation in the future. In particular, our customers may become subject to lawsuits claiming that their use of our products infringes third-party patent rights, and we could become subject to claims that we contributed to or induced our customer's infringement. In addition, our agreements with some of our suppliers, distributors, customers, and other entities with which we do business may require us to defend or indemnify these parties to the extent they become involved in infringement claims against us, including the claims described above. We could also voluntarily agree to defend or indemnify third parties in instances where we are not obligated to do so if we determine it would be important to our business relationships. If we are required or agree to defend or indemnify any of these third parties in connection with any infringement claims, we could incur significant costs and expenses that could adversely affect our business, operating results, or financial condition.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of our employees' former employers or other institutions or third parties with which such employees may have been previously affiliated.

Many of our employees were previously employed at universities or other life science or plant and animal research companies, including our competitors or potential competitors. In the future, we may become subject to claims that our employees, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers or other third parties or institutions with which our employees may have been previously affiliated. Litigation may be necessary to defend against these claims. A resulting loss of key research personnel work product could hamper or prevent our ability to commercialize certain potential products or a loss of or inability to hire key marketing, sales or research and development personnel could adversely affect our future product development, sales and revenues, any of which could severely harm our business. Even if we are successful in defending against any such claims, litigation could result in substantial costs and be a distraction to management.

We depend on certain technologies that are licensed to us. We do not control these technologies and any loss of our rights to them could prevent us from selling our products, which would have an adverse effect on our business.

We rely on licenses in order to be able to use various proprietary technologies that are material to our business, including our core IFC, multi-layer soft lithography, and mass cytometry technologies. In some cases, we do not control the prosecution, maintenance, or filing of the patents to which we hold licenses, or the enforcement of these patents against third parties. Additionally, our business and product development plans anticipate and may substantially depend on future in-license agreements with additional third parties, some of which are currently in the early discussion phase. For example, our Canadian subsidiary ("SB Canada") was party to an interim license agreement, now expired, under which the licensor granted SB Canada a worldwide, non-exclusive, RUO, royalty bearing license to certain cytometric reagents, instruments, and other products. While we were able to secure a license under a new license agreement with the licensor, we cannot provide assurances that we will always be able to obtain suitable license rights to technologies or intellectual property of other third parties on acceptable terms, if at all.

In December 2021, SomaLogic entered into the Collaboration Agreement with Illumina to develop co-branded, distributable NGS-based proteomic products. As part of the Collaboration Agreement, Illumina will develop and deploy NGS-based protein identification and measurement tools into laboratories worldwide, and facilitate the development and use of high-plex protein pattern recognition tests.

There can be no assurance that any current contractual arrangements between us and third parties, such as Illumina, for example, or between our strategic partners and other third parties will be continued on materially similar terms and will not be breached or terminated early. Any failure to obtain or retain the rights to necessary technologies on acceptable commercial terms could require us to re-configure our products and services, which could negatively impact their commercial sale or increase the associated costs, either of which could materially harm our business and adversely affect our future revenues and ability to achieve sustained profitability.

In-licensed intellectual property rights that are fundamental to our business being operated present numerous risks and limitations. For example, all or a portion of the license rights granted may be limited for RUO, and in the event we attempt to expand into diagnostic applications, we would be required to negotiate additional rights, which may not be available to us on commercially reasonable terms, if at all.

Our rights to use the technology we license are also subject to the negotiation and continuation of those licenses. Certain of our licenses contain provisions that allow the licensor to terminate the license upon specific conditions. Our rights under the licenses are subject to our continued compliance with the terms of the license, including the payment of royalties due under the license. Because of the complexity of our products and the patents we have licensed, determining the scope of the license and related royalty obligation can be difficult and can lead to disputes between us and the licensor. An unfavorable resolution of such a dispute could lead to an increase in the royalties payable pursuant to the license. If a licensor believed we were not paying the royalties due under the license or were otherwise not in compliance with the terms of the license, the licensor might attempt to revoke the license. If such an attempt were successful and the license is terminated, we might be barred from marketing, producing, and selling some or all of our products, which would have an adverse effect on our business. Potential disputes between us and one of our existing licensors concerning the terms or conditions of the applicable license agreement could result, among other risks, in substantial management distraction; increased expenses associated with litigation or efforts to resolve disputes; substantial customer uncertainty concerning the direction of our product lines; potential infringement claims against us and/or our customers, which could include efforts by a licensor to enjoin sales of our products; customer requests for indemnification by us; and, in the event of an adverse determination, our inability to operate our business as currently operated. Termination of material license agreements could prevent us from manufacturing and selling our products unless we can negotiate new license terms or develop or acquire alternative intellectual property rights that cover or enable similar functionality. Any of these factors would be expected to have a material adverse effect on our business, operating results, and financial condition and could result in a substantial decline in our stock price.

We are subject to certain manufacturing restrictions related to licensed technologies that were developed with the financial assistance of U.S. governmental grants.

We are subject to certain U.S. government regulations because we have licensed technologies that were developed with U.S. government grants. In accordance with these regulations, these licenses provide that products embodying the technologies are subject to domestic manufacturing requirements. If this domestic manufacturing requirement is not met, the government agency that funded the relevant grant is entitled to exercise specified rights, referred to as "march-in rights," which if exercised would allow the government agency to require the licensors or us to grant a non-exclusive, partially exclusive, or exclusive license in any field of use to a third party designated by such agency. All of our microfluidic systems revenue is dependent upon the availability of our IFCs, which incorporate technology developed with U.S. government grants. Our genomics instruments, including microfluidic systems and IFCs, are manufactured at our facility in Singapore. The federal regulations allow the funding government agency to grant, at the request of the licensors of such technology, a waiver of the domestic manufacturing requirement. Waivers may be requested prior to any government notification. We are not currently manufacturing instruments and IFCs in the United States that incorporate the relevant licensed technology. If our lack of compliance with any such provisions constituted a material breach of the license agreement, the license of the relevant patents could be terminated or we could be compelled to relocate our manufacturing of microfluidic systems and IFCs to the United States to avoid or cure a material breach of the license agreement. Any of the exercise of march-in rights, the termination of our license of the relevant patents or the relocation of our manufacturing of microfluidic systems and IFCs to the United States could materially adversely affect our business, operations and financial condition.

We are subject to certain obligations and restrictions relating to technologies developed in cooperation with Canadian government agencies.

Some of our Canadian research and development is funded in part through government grants and by government agencies. The intellectual property developed through these projects is subject to rights and restrictions in favor of government agencies and Canadians generally. In most cases the government agency retains the right to use intellectual property developed through the project for non-commercial purposes and to publish the results of research conducted in connection with the project. This may increase the risk of public disclosure of information relating to our intellectual property, including confidential information, and may reduce its competitive advantage in commercializing intellectual property developed through these projects. In certain projects, we have also agreed to use commercially reasonable efforts to commercialize intellectual property in Canada, or more specifically in the province of Ontario, for the economic benefit of Canada and the province of Ontario. These restrictions will limit our choice of business and manufacturing locations, business partners and corporate structure and may, in certain circumstances, restrict our ability to achieve maximum profitability and cost efficiency from the intellectual property generated by these projects. In one instance, a dispute with the applicable government funded entity may require mediation, which could lead to unanticipated delays in our commercialization efforts to that project. One of our Canadian government funded projects is also subject to certain limited "march-in" rights in favor of the government of the Province of Ontario, under which we may be required to grant a license to our intellectual property, including background intellectual property developed outside the scope of the project, to a responsible applicant on reasonable terms in circumstances where the government determines that such a license is necessary in order to alleviate emergency or extraordinary health or safety needs or for public use. In addition, we must provide reasonable assistance to the government in obtaining similar licenses from third parties required in connection with the use of its intellectual property. Instances in which the government of the Province of Ontario has exercised similar "march-in" rights are rare; however, the exercise of such rights could materially adversely affect our business, operations and financial condition.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

Standard BioTools regularly assesses risks from cybersecurity threats; monitors our information systems for potential vulnerabilities; and tests those systems pursuant to our cybersecurity policies, processes, and practices, which are integrated into our overall risk management program. To protect our information systems from cybersecurity threats, we use various security tools that are designed to protect against cyber security incidents, as well as to identify, escalate, investigate, resolve, and recover from security incidents in a timely manner. As part of this program, we conduct periodic assessments of our assets to evaluate the effectiveness of applicable security controls. These assessments are informed by industry standard frameworks (NIST, ISO) and include a review of our information security controls, policies and procedures to assess cybersecurity maturity against industry standards. In accordance with our IT Risk Management Program, we actively identify and assess risks based on the probability and potential impact to key business systems and processes. All risks identified are assessed to identify the range of possible outcomes and risks are prioritized by their level of importance. Each risk is assigned to a risk owner who will track, monitor, and report on the status with a risk response aligned to the probability and impact of occurrence. Risks that are considered high are incorporated into our corporate risk management program overseen by the Audit Committee of our Board of Directors (the "Audit Committee") and our Board of Directors.

All employees receive cybersecurity training upon hire with at least annual training thereafter with job-specific topic considerations. Our Information Security team, consisting of the VP of Information Technology, Sr. Manager of Network Security and IT Security Manager, among others, engage third-party vendors to assist with providing timely cybersecurity threat alerts in addition to monitoring for cybersecurity threats and our defenses against cyberattacks. This monitoring includes the proactive identification of vulnerabilities in our systems through testing and threat intelligence awareness. The employees within our Information Security team and broader IT team who specialize in cybersecurity operations are responsible for coordinating and overseeing the activities of these third-party vendors.

Additionally, we require each third-party service provider with access to our internal systems, applications or data to certify that it has the ability to implement and maintain appropriate security measures, consistent with all applicable laws, to implement and maintain reasonable security measures in connection with their work with us, and to promptly report any suspected breach of its security measures that may affect our company. Our practice is to perform due diligence, including the completion of security questionnaires and risk assessments, as appropriate, on these third parties.

We describe whether and how risks from identified cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition in our risk factor titled "*Security incidents, loss of data, cyberattacks, and other information technology failures could disrupt our operations, damage our reputation, and adversely affect our business, operations, and financial results,*" in Part I, Item 1A. "Risk Factors." Refer to this risk factor for additional description of cybersecurity risks and potential related impacts on our Company.

As previously disclosed, in early 2019, we became aware of a ransomware attack that infiltrated and encrypted certain information technology systems, including systems containing critical business data. The financial impact of this incident was not material, and there were no changes to the previously released financial results or financial statements. As previously disclosed, immediately following the discovery, we commenced an investigation and were able to recover access to the compromised systems and restore their operation without significant loss of business data within weeks of the incident. Following the incident, we implemented additional protective measures and internal control policies and procedures. We also retained a professional cybersecurity investigation firm to conduct a full forensic analysis of the incident, and concluded that there was no evidence of malware, persistence mechanisms or other compromised exchange on-premises accounts within the Company's environment.

In early 2024, Standard BioTools completed a merger with SomaLogic. Critical to integration activities has been a wholesale review of policies, procedures and tools relevant to the combined cybersecurity environment with the objective of deploying and maintaining those which serve to reinforce our security presence to the greatest extent. While these activities continue, it has been noted that the SomaLogic organization takes a comparable, if not more stringent, approach to their cyber and information security posture inclusive of their ongoing ISO27001 compliance certification.

Governance

While our management team is responsible for the day-to-day management of the risks Standard BioTools faces, our Board of Directors has the responsibility to oversee management's processes for identifying, monitoring, and addressing enterprise risks, evaluate and discuss with management its assessments of matters relating to enterprise risks, and oversee and monitor management's plans to address such risks. The Board of Directors takes an enterprise-wide approach to risk management designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance, and to enhance stockholder value. In order to understand the most significant risks faced by the Company and the steps being taken to manage those risks, Standard BioTools conducts quarterly enterprise risk management assessments, facilitated by the Company's executive leadership team in collaboration with the internal audit function, which are presented by management at each quarterly Board of Directors meeting. The Board of Directors' review of our business is an integral aspect of its assessment of management's tolerance for risk and its determination as to the appropriate level of risk for our Company.

Although the Board of Directors has determined that enterprise risk management should be the responsibility of the Board of Directors as a whole, it has delegated responsibility to oversee specific areas of risk management to its committees. Our Audit Committee oversees and reviews the Company's cybersecurity, data privacy, and other information technology risks, controls and procedures, including the Company's plans to mitigate cybersecurity risks and respond to data breaches. At periodic meetings of the Board of Directors and its committees and in other meetings and discussions, management reports to the Board of Directors and its committees with respect to the most significant risks that could affect our business, including cybersecurity-related risks. Our Audit Committee also receives prompt and timely information regarding any cybersecurity incident to meet reporting thresholds, as well as ongoing updates regarding any such incident until it has been addressed.

Our cybersecurity risk management and strategy processes are led by our Chief Financial Officer and our Vice President of Information Technology. Our Vice President of Information Technology has over 19 years of work experience in various roles involving managing information security, developing cybersecurity strategy, implementing effective information and cybersecurity programs and has carried relevant degrees and certifications, including Certified Information Systems Auditor. These management team members are informed about and monitor the prevention, mitigation, detection, and remediation of cybersecurity incidents through their management of, and participation in, the cybersecurity risk management and strategy processes described above, including the operation of our incident response plan. As discussed above, these management team members report to the Audit Committee about cybersecurity threat risks, among other cybersecurity related matters, on an at least annual basis. Should a material breach be identified, as defined by the Board of Directors and the executive team, these management team members will notify the executive team and the Board of Directors and draft the required disclosure.

ITEM 2. PROPERTIES

We lease approximately 78,000 square feet of office and laboratory space at our headquarters in South San Francisco, California under a 10-year operating lease that commenced in March 2020. In Singapore, we lease approximately 45,000 square feet of office, laboratory and manufacturing space that expires in June 2027. In Ontario, Canada, we lease a 9,000 square foot property that expires in February 2025, a 44,500 square feet property that that expires in March 2026 and a 19,000 square feet property that expires in March 2027. In Boulder, Colorado we lease approximately 60,000 square feet of office, manufacturing and laboratory space that expires in February 2026. As of December 31, 2024, we also lease office space in Japan, China, and France under arrangements that expire through November 2026.

In August 2022, we entered into an operating agreement to sublease approximately 25% of our corporate headquarters facility in South San Francisco, California for $4.8 million over a 39-month term. On February 28, 2023, we entered into a separate agreement with an unrelated party to sublease an additional 25% of the headquarters facility. We expect to recognize $9.1 million in sublease income over the 77-month term of the agreement, which commenced in December 2023 and expires concurrent with the expiration of the head-lease in April 2030.

We believe that all of our leased properties are in good condition and are adequate and suitable to use for their intended purpose, and that suitable additional space would be available on commercially reasonable terms if required. All leased properties are used to support our proteomics and genomics segments. Refer to Note 8 of our consolidated financial statements for additional information about leased properties in this Annual Report.

ITEM 3. LEGAL PROCEEDINGS

Shareholder Litigation

On December 12, 2023 two separate stockholder complaints were filed in the District of Delaware. The complaints asserted claims under Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder and Section 20(a) of the Exchange Act for allegedly causing the filing with the SEC on November 14, 2023 of a materially deficient registration statement on Form S-4. Among other remedies, the plaintiffs sought to enjoin a stockholder vote on the proposed Merger. These complaints were voluntarily dismissed. On December 13, 2023, a complaint was filed in the Delaware Court of Chancery against SomaLogic and certain officers and directors alleging Breach of Fiduciary Duty and Aiding and Abetting Breach of Fiduciary Duty. This complaint also sought an injunction postponing the proposed business combination between SomaLogic and the Company, which was denied by the Court on January 4,

2024. An amended complaint was filed on June 20, 2024, containing primarily the same allegations, while removing some of the defendants. The remaining defendants filed a motion to dismiss on July 5, 2024, and served an opening brief on August 19, 2024. The Plaintiffs' opposition brief is due on November 1, 2024, and the defendants' reply brief is due on December 13, 2024. No date for oral argument has been set. Litigation is inherently uncertain and there can be no assurance regarding the outcome. Whether or not any plaintiffs' claim is successful, this type of litigation may result in significant costs and divert management's attention and resources, which could adversely affect the operation of our business.

Between October 24, 2023 and January 3, 2024, SomaLogic received 18 letters from purported stockholders demanding that SomaLogic allow the inspection of its books and records and/or make corrective disclosures to its registration statement. The Company has resolved fee disputes with all but two stockholder's counsel.

In February 2024, the Company settled previously outstanding litigation with a former stockholder of SomaLogic, whereby the Company relinquished 422,048 shares of the Company's common stock that were subject to vesting conditions.

In May 2024, the Company settled previously outstanding litigation with former stockholders of SomaLogic for $6.2 million consisting of the repurchase of approximately 1.84 million shares of the Company's common stock from the stockholders at the market price of $2.40 per share, and a cash payment of $1.8 million. The Company recognized a litigation loss of $0.6 million during the nine months ended September 30, 2024.

On June 4, 2024, the Company received a demand pursuant to Section 220 of the Delaware General Corporation Law from a stockholder to inspect the Company's books and records relating to the prior conversion of the Company's Series B preferred stock. The Company has responded to the demand and has produced documents.

Additional lawsuits against us and certain of our officers or directors may be filed in the future. If additional similar complaints are filed, absent new or different allegations that are material, we will not necessarily announce such additional filings.

In the normal course of business, the Company is from time to time involved in legal proceedings or potential legal proceedings, including matters involving employment, intellectual property, or others. Although the results of litigation and claims cannot be predicted with certainty, management currently believes that the final outcome of any currently pending matters would not have a material adverse effect on our business, operating results, financial condition, or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market for Our Common Stock; Dividends

Our common stock is listed on the Nasdaq Global Select Market under the symbol "LAB".

We had 252 stockholders of record as of March 6, 2025; however, because many of our outstanding shares of common stock are held by brokers or other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial owners represented by the holders of record.

We have never declared or paid cash dividends on our common stock and do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used for the operation and growth of our business.

Sales of Unregistered Securities

We entered into an Agreement and Plan of Acquisition (the "Acquisition Agreement"), dated as of November 21, 2024, by and between the Company, Sengenics, Sonic UK Bidco Limited, each of the beneficial owners set forth therein, and Summa Equity Fund II (No. 1) AB (Summa No. 1), in its capacity as the representative and agent of Summa Equity Fund II (No. 2) AB (Summa No. 2) and Summa Equity Fund II (No. 3) AB (Summa No. 3, and collectively with Summa No. 1 and Summa No. 2, the "Summa Funds"), pursuant to which we issued 3,627,959 shares of our common stock to the Summa Funds as partial consideration for the purchase of 100% equity interests in Sengenics. The fair value of our common stock was based on a per share price of $1.62 (the opening price of our common stock on the Nasdaq Global Select Market on November 21, 2024). All shares were issued in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act as we did not engage in any general solicitation or advertising. Each of the Summa Funds acquiring the foregoing shares was an accredited investor (as defined in Rule 501(a) of Regulation D) and Summa No. 1, as the representative and agent of the Summa Funds, confirmed the foregoing and acknowledged, in writing, by signing the Acquisition Agreement that the shares must be acquired and held for investment. All certificates evidencing the shares sold bore a restrictive legend. No underwriter participated in the offer and sale of these shares, and no commission or other remuneration was paid or given directly or indirectly in connection therewith.

Issuer Purchases of Equity Securities

On February 6, 2024, our Board of Directors authorized a share repurchase program (the "2024 Share Repurchase Program") pursuant to which we may repurchase up to $50.0 million of shares of our common stock in the open market, in one or more Rule 10b5-1 trading plans, or in negotiated transactions through March 1, 2026. The repurchases are contingent upon favorable market and business conditions and are funded by cash on hand. The program does not obligate us to acquire any specific number of shares. For the year ended December 31, 2024, we have repurchased 15,448,533 shares of our common stock for an aggregate of $40.5 million under the 2024 Share Repurchase Program.

The following table provides information with respect to the shares of common stock repurchased by us during the quarter ended December 31, 2024:

Period	Total Number of Shares Purchased	Average Price Paid Per Share (1)	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program
October 1-31, 2024	—	$ —	—	$14.0 million
November 1-30, 2024	—	$ —	—	$14.0 million
December 1-31, 2024	—	$ —	—	$14.0 million

[1] Average price paid per share includes related expenses.

Stock Performance Graphs

The following graph compares the cumulative total shareholder return for our common stock, the S&P 500 Index, the Nasdaq 100 Index, and the Nasdaq Biotechnology Index for the five years ended December 31, 2024. The graph assumes that $100 was invested on December 31, 2019 in our common stock and in each of the S&P 500 Index, the Nasdaq 100 Index, and the Nasdaq Biotechnology Index. Total return assumes reinvestment of dividends in each of the indices indicated. Total return is based on historical results and is not intended to indicate future performance.



This graph shall not be deemed "soliciting material" or be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities under that Section and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to help the reader understand the results of operations and financial condition of Standard BioTools. This MD&A is provided as a supplement to, and should be read together with, our consolidated financial statements and the notes to those statements included elsewhere in this Annual Report. We have omitted discussion of 2022 results where it would be redundant to the discussion previously included in Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on March 1, 2024. This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future cash flow, revenue, sources of revenue and results of operations, cost of product revenue and product margin, operating and other income and expenses, unit sales and the selling prices of our products, business strategies and strategic priorities, changes in commercial and strategic focus, restructuring plan, reduction-in-force and real estate footprint reduction plans, microfluidics research and development and marketing investment reduction plans, other cost reduction initiatives, portfolio rationalization initiatives, operating discipline improvement plans, implementation of Standard BioTools Business Systems, expected costs and cost savings associated with such plans and initiatives, future product offerings, financing plans, capital allocation plans, expansion of our business, merger and acquisition opportunities, competitive position, industry environment, potential growth opportunities and drivers, market growth expectations, the effects of competition and public health crises on our business, the global supply chain, and our customers, suppliers and other business partners, and our expectations with respect to the anticipated financial impact and potential benefits to us related to our M&A activity, and integration of the businesses. Forward-looking statements include statements that are not historical facts and can be identified by terms such as "anticipates," "believes," "could," "seeks," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," "would" or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We discuss these risks in greater detail in Part I, Item 1A, "Risk Factors" in this Annual Report. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management's beliefs and assumptions only as of the date of this Annual Report.

Except as required by law, we assume no obligation to update these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Unless otherwise stated, our forward-looking statements do not reflect the potential impact of the Merger or any other future acquisitions, mergers, dispositions, joint ventures or investments we may make. You should read this Annual Report completely and with the understanding that our actual future results may be materially different from what we expect.

Overview

At Standard BioTools, Inc., we are committed to setting the new standard in the life science tools industry through strategic consolidation, best-in-class operations and a world class management team. Our established portfolio includes essential, standardized next-generation solutions designed to help biomedical researchers develop better therapeutics faster. We offer a diverse range of instrumentation, consumables, and services that generate high-quality data across early discovery, translational and clinical research. With advanced technologies in proteomics and genomics, we empower scientists to gain deeper biological insights, accelerate discoveries, and drive improved health outcomes across diverse therapeutic areas including immunology, oncology, neuroscience, cardiometabolic diseases and more.

We have built a solid foundation supporting a differentiated portfolio of life science tools, offering broad multi-omic capabilities that drive innovation and accelerate the pace of drug development. Our solutions are designed to unlock complex biological information across plasma, single-cell and spatial proteomics, as well as genomic analyses, enabling researchers to explore disease mechanisms with unprecedented depth and precision. By integrating our advanced platforms – SomaScan™, CyTOF™, Hyperion™, and Biomark™ – we empower scientists to generate high-content data across therapeutic areas, from immuno-oncology to neurology and infectious diseases. Each system is engineered to extract meaningful molecular signatures, providing researchers with the tools they need to decode intricate biological networks. Together, these technologies accelerate discovery, offering a comprehensive approach to understanding the complexities of health and disease.

Recent Developments

Merger

On January 5, 2024, we completed the Merger with SomaLogic. Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each share of SomaLogic Common Stock converted into the right to receive 1.11 shares of our common stock.

In addition, as of the Effective Time, we assumed each SomaLogic stock incentive plan, outstanding option to purchase shares of SomaLogic Common Stock and outstanding restricted stock units, whether vested or unvested. Further, as of the Effective Time, each SomaLogic warrant was treated in accordance with its terms.

Reductions in Headcount

Following the Merger, we performed a strategic review of the combined business and carried out a workforce reduction plan (the "Strategic Reorganization") to reduce operating costs and focus on long-term growth opportunities. Under the Strategic Reorganization, we reduced our workforce by over 10% of our total workforce, with the majority of these employees separating by July 2024. Additionally, we reduced the real estate footprint of the combined company by exiting a lease that was assumed in the Merger. We continue to realize cost savings and positive cash flow impacts from previous strategic initiatives to improve operating discipline.

Acquisition of Sengenics Corporation

On November 21, 2024, we completed the acquisition of Sengenics, a functional proteomics company focused on the detection of autoantibody biomarkers and protein interactions. The acquisition of Sengenics enabled us to add the KREX™ precision antibody profiling services and kits to our SomaScan™ suite of solutions. This expanded offering strengthens Standard BioTools' proteomics portfolio, particularly in biopharma and translational research, by combining the proprietary immunoproteomic technology with our market-leading SomaScan™ platform. Available as an end-to-end lab service or kit, the KREX™ technology empowers pharmaceutical companies and leading research institutions to enhance disease understanding and accelerate biomarker discovery.

Factors Affecting Our Performance

The following factors have been important to our business and we expect them to impact our results of operations and financial condition in future periods:

- Continued adoption of our services and products:

  o We have a well-established base of marquee customer and KOL relationships in place, and as we grow further, we expect to win contracts with new customers and expand the scope of existing contracts with existing customers.

  o We continue to focus on growth in instrument placements, including the SomaScan® Authorized Sites program, which we expect to drive future growth in sales of consumables, SomaScan® assay kits, and field services.

  o We continue to enhance our proteomics offering through continuous improvements to our proteomics instruments, and the commercial release of the LabThread SLX, which is a fully integrated system optimized for running the SomaScan® assay.

  o Total revenue may vary from period to period based on, among other things, the timing and size of new contracts, fluctuations in customer consumption of and adoption trends, ramp time and productivity of our salesforce, the impact of significant transactions, and seasonality. Failure to effectively develop and expand our sales and marketing capabilities or improve the productivity of our sales and marketing organization could harm our ability to expand our potential customer and sales pipeline, increase our customer base, and achieve broader market acceptance of our offering.

- Continued investment in growth:

  o We continue to invest significantly in our laboratory process and commercial infrastructure.

  o Investments in research and development will include hiring of employees with the necessary scientific and technical backgrounds to enable enhancements to our existing services and products and bring new services and products to market.

- Ability to lower operating costs:

- o As we integrate with SomaLogic, we continue to focus on improving operating discipline through implementation of lean SBS principles to build more efficient operations and reduce costs.

  - o We intend to reduce the cost of manufacturing SOMAmer® reagents by, in part, modifying our assays and laboratory processes to use materials and technologies that provide equal or greater quality at lower cost, improving how we manage our materials and negotiating favorable terms for our materials purchases.

  - o We intend to reduce the cost of performing the SomaScan® assay as we move to either a less expensive array or NGS system for our DNA readout of the protein concentrations present in a sample.

- • Seasonality:

  - o Our revenue can be seasonal dependent upon the procurement and budgeting cycles of many of our customers, especially government- or grant-funded customers, whose cycles often coincide with government fiscal year ends.

- • Expansion of our proteomic content:

  - o The SomaScan® 11K Platform now includes protein measurements on a broader range of sample types, including cerebrospinal fluid, aqueous humor, tissue homogenates and cell lysates. The SomaScan® Platform provides the largest number of protein measurements and the greatest number of orthogonally confirmed protein reagents in the proteomics industry —11,000 protein measurements simultaneously from sample volumes as low as 55 μl—giving researchers access to half of the human proteome in just one assay.

  - o We added the KREX™ precision antibody profiling services and kits to its SomaScan™ suite of solutions, enabling the detection of autoantibody biomarkers and protein interactions for basic, translational and clinical research.

  - o To maintain our competitive advantage in the proteomics market, we plan to increase the number of protein reagents for commercial availability based on allocated funding, resource availability, and the successful validation of new reagents.

  - o We continue to expand our proteomics database and artificial intelligence and machine learning analytics to drive value and market opportunities.

Financial Operations Overview

Revenue

We generate our revenue from the sale of products and services. We also derive revenue from collaborative arrangements, license agreements, grants, and royalties. Customers include top biopharmaceutical companies and leading academic research universities.

Product revenue

We generate product revenue from the sale of instruments and consumables. Consumables revenue is largely driven by the size of our active installed base of instruments and the level of usage per instrument. Consumables revenue is also driven by the sale of SomaScan® assay kits, which is driven by the number of active SomaScan® Authorized Sites and the number of assays performed at those sites.

Service revenue

We generate service revenue from the sale of lab services and field services. Lab services revenue is primarily generated by performing the SomaScan® assay on customer samples to generate data on protein biomarkers. We expect lab services revenue to increase over the long-term with new and recurring sales opportunities. With the enhancement of our proteomic services, we expect to capture more market opportunities outside of the United States region, as well as winning contracts with new customers and expanding the scope of sales with existing customers.

Field services revenue primarily consists of post-warranty service contracts, preventive maintenance plans, installation and training for our instruments. We expect the average selling prices of our products and services to fluctuate over time based on market conditions, product mix and currency fluctuations.

Collaboration and other revenue

Collaboration and other revenue consists of fees earned for research and development services, except for grant revenue research and development services that are classified in other revenue. We believe expanding collaborative arrangements with KOLs will allow for further enhancements of our integrated platform, lower barriers to adoption and introduce or expand new market channels and customers within geographic regions and markets we do not currently operate in.

Cost of Revenue

Cost of product revenue

Cost of product revenue consists primarily of raw materials, equipment and production costs, salaries and other personnel costs, overhead and other direct costs related to product revenue. In addition, cost of product revenue includes amortization of developed technology, royalty costs for licensed technologies included in our products, warranty costs, provisions for excess and obsolete inventory, and stock-based compensation expense, and shipping and handling costs. Cost of product revenue is recognized in the period the related revenue is recognized. Shipping and handling costs incurred for product shipments are included in cost of product revenue in the consolidated statements of operations. Our cost of product revenue and related product margin may fluctuate depending on the capacity utilization of our manufacturing facilities in response to market conditions and the demand for our products.

Cost of service revenue

Cost of service revenue consists of raw materials and production costs, personnel-related costs, overhead and other direct costs. It also includes costs for production variances for SOMAmer® reagents, such as yield losses, material usages, spending and capacity variances. Cost of service revenue is recognized in the period the related revenue is recognized.

Our cost of service revenue and related service margin may fluctuate depending on the variability in material and labor costs of servicing.

Cost of collaboration and other revenue

Cost of collaboration and other revenue consists primarily of personnel-related costs and other direct costs related to collaboration and other revenue.

Research and Development ("R&D")

R&D expenses consist primarily of personnel-related costs related to enhancing our technologies and supporting development and commercialization of new and existing products and services. R&D expenses also consist of laboratory supply costs, clinical study costs, consulting fees, and other allocated overhead expenses. We plan to continue to invest significantly in our R&D efforts, including hiring additional employees, with an expected focus on advancing our proteomics products and services. As a result, we expect R&D expenses will increase in absolute dollars in future periods and vary from period to period as a percentage of revenue.

Selling, General, and Administrative ("SG&A")

SG&A expenses consist primarily of personnel costs for our sales and marketing, business development, finance, legal, human resources, information technology and general management teams, as well as professional services, including legal and accounting services.

Restructuring and Related Charges

Restructuring and related charges primarily consist of severance costs related to our recent reduction-in-force and facilities costs for floors we have subleased or have the intent to sublease (net of sublease income) under our facility lease in South San Francisco. These costs, including a reduction in force, are incurred to improve operational efficiency, achieve cost savings and align our workforce to the future needs of the business. In addition to the reduction in force, we are reducing leased office space, optimizing our manufacturing footprint and streamlining support functions.

Transaction and Integration Expenses

Transaction and integration expenses consist of costs incurred in connection with acquisition-related activities, including legal, advisory, accounting and other transaction-related costs including integration costs.

Bargain Purchase Gain

Bargain purchase gain represents the excess of fair value of the assets acquired and liabilities assumed over the fair value of the consideration transferred in connection with the Merger. We determined that the bargain purchase gain was primarily attributable to a rapid decline in our stock price in the days following the announcement of the Merger, which persisted through the closing of the Merger.

Results of Operations

The following table presents our consolidated statements of operations and as a percentage of total revenue for the years ended December 31, 2024 and 2023 ($ in thousands):

		Year Ended December 31,			
		2024		2023	
Revenue	$	174,432	100%	$ 106,340	100%
Cost of revenue:					
Cost of product revenue		47,729	27%	44,942	42%
Cost of service and other revenue		42,265	24%	10,948	11%
Cost of collaboration and other revenue		176	0%	—	—%
Total cost of revenue		90,170	52%	55,890	53%
Gross profit		84,262	48%	50,450	47%
Operating expenses:					
Research and development		62,411	36%	25,948	24%
Selling, general and administrative		156,608	90%	87,541	82%
Restructuring and related charges		12,500	7%	7,076	7%
Transaction and integration expenses		27,979	16%	6,485	6%
Total operating expenses		259,498	149%	127,050	119%
Loss from operations		(175,236)	(100)%	(76,600)	(72)%
Bargain purchase gain		25,213	14%	—	—%
Interest income, net		16,883	10%	1,005	1%
Other income (expense), net		(5,172)	(3)%	1,391	1%
Loss before income taxes		(138,312)	(79)%	(74,204)	(70)%
Income tax expense		(573)	(0)%	(452)	—%
Net loss	$	(138,885)	(80)%	$ (74,656)	(70)%

Revenue

Revenue by product type and as a percentage of total revenue were as follows ($ in thousands):

		Year Ended December 31,				Year-over-
		2024		2023		Year Change
Product revenue:						
Instruments	$	28,504	16%	$ 37,459	36%	(24)%
Consumables		60,064	34%	41,739	39%	44%
Total product revenue		88,568	50%	79,198	75%	12%
Service revenue:						
Lab services		56,484	33%	706	—%	NM
Field services		24,649	14%	25,274	24%	(2)%
Total service revenue		81,133	47%	25,980	24%	212%
Product and service revenue		169,701	97%	105,178	99%	61%
Collaboration and other revenue		4,731	3%	1,162	1%	307%
Total revenue	$	174,432	100%	$ 106,340	100%	64%

Total revenue grew 64% to $174.4 million for the year ended December 31, 2024, compared to 2023. Due to the acquisition of SomaLogic, revenue increased by $82.3 million for the year ended December 31, 2024 compared to 2023. The increase was offset by a decrease of $14.2 million in revenues from our legacy business for the year ended December 31, 2024, compared to 2023. The decrease in revenues from our legacy business was primarily driven by industry-wide capital spending constraints.

Revenue by segment and as a percentage of total revenue were as follows ($ in thousands):

| | Year Ended December 31, | | | | Year-over-Year Change |
	2024		2023		
Proteomics revenue	$ 135,789	78%	$ 63,883	60%	113%
Genomics revenue	38,643	22%	42,457	40%	(9)%
Total revenue	$ 174,432	100%	$ 106,340	100%	64%

Total proteomics revenue grew 113% to $135.8 million for the year ended December 31, 2024, compared to 2023. Our growth in proteomics was primarily driven by the impact of the Merger, which expanded our proteomics capabilities, products and services.

Total genomics revenue decreased 9% to $38.6 million for the year ended December 31, 2024, compared to 2023. The continued decline in the genomics segment was anticipated and is a driver of our continued focus on growing the OEM business and managing this segment to potentially sustainable positive contribution margin in the near-term.

Cost of Revenue

Product and service cost, gross profit, and gross margin were as follows ($ in thousands):

| | Year Ended December 31, | | Year-over-Year Change |
	2024	2023	
Cost of product revenue	$ 47,729	$ 44,942	6%
Cost of service revenue	42,265	10,948	286%
Cost of collaboration and other revenue	176	—	N/A
Total cost of revenue	$ 90,170	$ 55,890	61%
Gross profit	$ 84,262	$ 50,450	67%
Gross margin	48.3%	47.4%	0.9%

Gross profit increased by $33.8 million, or 67%, for the year ended December 31, 2024, compared to 2023. The increases in gross profit was primarily attributable to the impact of the Merger, which resulted in increased revenue.

Gross profit by segment was as follows ($ in thousands):

| | Year Ended December 31, | | Year-over-Year Change |
	2024	2023	
Proteomics gross profit	$ 61,797	$ 26,239	136%
Genomics gross profit	22,465	24,211	(7)%
Total gross profit	$ 84,262	$ 50,450	67%

Gross profit in the proteomics business increased by 136% to $61.8 million for the year ended December 31, 2024, compared to 2023. The increase was primarily driven by the impact of the Merger, which expanded our proteomics capabilities, products and services. Genomics gross profit decreased by 7% to $22.5 million for the year ended December 31, 2024, compared to 2023. The year over year decrease was primarily attributable to decreased revenues in the genomics segment.

Operating Expenses

Operating expenses were as follows ($ in thousands):

| | Year Ended December 31, | | Year-over- |
	2024	2023	Year Change
Research and development	$ 62,411	$ 25,948	141%
Selling, general and administrative	156,608	87,541	79%
Restructuring and related charges	12,500	7,076	77%
Transaction and integration expenses	27,979	6,485	331%
Total operating expenses	$ 259,498	$ 127,050	104%

Research and Development

R&D expense increased by $36.5 million, or 141%, for the year ended December 31, 2024, compared to 2023. The increase was primarily due to the impact of the Merger in the first quarter of 2024, which included increased salaries and benefits expense and stock-based compensation expense due to the expanded global workforce headcount.

Selling, General and Administrative

SG&A expense increased by $69.1 million, or 79%, for the year ended December 31, 2024, compared to 2023. The increase was primarily attributable to the impact of the Merger in the first quarter of 2024, which included increased salaries and benefits expense and stock-based compensation expense due to the expanded global workforce headcount.

Restructuring and Related Charges

Restructuring and related charges consisted of the following (in thousands):

| | Year Ended December 31, | | Year-over- |
	2024	2023	Year Change
Severance and other termination benefits	$ 8,988	$ 2,379	278%
Facilities and other	3,512	4,697	(25)%
Total restructuring and related charges	$ 12,500	$ 7,076	77%

Restructuring and related charges increased by $5.4 million for the year ended December 31, 2024, compared to 2023, due to increased severance costs resulting from the Strategic Reorganization following the Merger.

Transaction and Integration Expenses

Transaction and integration expenses increased by $21.5 million for the year ended December 31, 2024, compared to 2023. The increase was primarily due to legal, advisory, accounting costs, and integration expenses incurred in connection with the Merger in the first quarter of 2024, and the acquisition of Sengenics in the fourth quarter of 2024. We expect to incur additional integration costs in the future.

Bargain Purchase Gain

Bargain purchase gain increased by $25.2 million for the year ended December 31, 2024, compared to 2023. The increase was due to the consummation of the Merger in January 2024, which resulted in the fair value of assets acquired and liabilities assumed from the Merger exceeding the fair value of the consideration transferred due to a decline in our stock price following the announcement of the Merger Agreement.

Interest Income, net

The increase in interest income, net of $15.9 million for the year ended December 31, 2024, compared to the same period in 2023, was primarily due to the interest earned on increased balances of money market funds and short-term investments, as well as a decrease in interest expense due to repayment of our term loan in March 2024. Money market funds balances and short-term investments increased as a result of the Merger.

Income Tax Benefit (Expense)

We recorded income tax expense of $0.6 million for the year ended December 31, 2024, and an income tax expense of $0.5 million for the year ended December 31, 2023. The increase in our tax provision reflects the effect of our foreign operations, which reported higher pre-tax income in the year ended December 31, 2024 compared to 2023.

Our effective tax rates for both periods differ from the 21% U.S. Federal statutory tax rate primarily due to valuation allowances recorded against deferred tax assets on domestic losses and the tax rate differences between the United States and foreign countries.

Liquidity and Capital Resources

We have experienced operating losses since inception and have an accumulated deficit of $1.2 billion as of December 31, 2024. To date, we have funded our operating losses primarily through equity offerings, term loans, convertible notes and issuance of preferred stock. Our ability to fund future operations and meet debt covenant requirements will depend upon our level of future revenue and operating cash flow and our ability to access additional funding through either equity offerings, issuances of debt instruments or both.

Our liquidity and capital requirements depend upon many factors, including market acceptance of our products and services; effectiveness of our business improvement initiatives and restructuring programs; costs of supporting sales growth, product quality, R&D and capital expenditures; and costs and timing of acquiring other businesses, assets or technologies.

We continually evaluate our liquidity requirements considering our operating needs, growth initiatives and capital resources. We expect that our existing liquidity and sources of capital will be sufficient to support our operations for at least the next 12 months from the filing date of this Annual Report.

Sources of Liquidity

Our principal sources of liquidity are cash, cash equivalents and short-term investments. Our collective balances of cash, cash equivalents and short-term investments were $292.9 million at December 31, 2024 and $114.9 million at December 31, 2023. Our working capital was $310.0 million at December 31, 2024.

Capital Resources and Commitments

We have entered into arrangements that serve as sources of capital and the associated contractual agreements may result in firm or contingent obligations of us. In addition to our common stockholders' equity, our sources of capital primarily include debt and operating leases. Our operating lease arrangements require cash repayment and our convertible debt contains rights that may result in their conversion to our common stock prior to maturity. On March 4, 2024, we fully repaid all outstanding indebtedness owed pursuant to the $10.0 million term loan facility (the "Term Loan Facility") and terminated the agreement. On December 1, 2024, we fully repaid all outstanding indebtedness owed pursuant to the 2019 Senior Convertible Notes in the aggregate principal amount of $55.0 million (the "2019 Notes").

A summary of our significant future capital requirements include:

Purchase Obligations and Commitments

Purchase obligations consist of contractual and legally binding commitments to purchase goods and services. Our purchase obligations with suppliers specify all significant terms, including fixed, minimum or variable price provisions, and the approximate timing of the transaction. The majority of our contracts are cancellable with little or no notice or penalty. However, once a vendor has incurred costs to fulfill a contract with us, and which costs cannot be otherwise deployed, we are liable for those costs upon cancellation.

In connection with the Merger, we assumed a purchase commitment of $6.9 million to a contract manufacturer. Under the contract manufacturing agreement, we are required to spend $2.3 million per year for three years. We entered into a similar agreement with a separate contract manufacturing organization in 2024, under which we are required to make annual purchases of $1.0 million for two years, resulting in a purchase obligation of $2.0 million.

We have additional obligations beyond the purchase of goods and services, including the following:

- *Convertible Notes.* The aggregate net carrying value of the 2014 Senior Convertible Notes (the "2014 Notes") was $0.3 million at December 31, 2024, of which none is due and payable in 2025. In addition, holders may require the Company to repurchase all or a portion of their outstanding 2014 Notes on February 6, 2029, at a repurchase price in cash equal to 100% of the principal amount of the 2014 Notes plus accrued and unpaid interest. On February 6, 2024, one holder of the 2014 Notes exercised their repurchase right available at such time, and we repurchased an immaterial amount of principal and accrued interest. Refer to Note 7 of the consolidated financial statements for additional information. The 2019 Notes matured on December 1, 2024 and all outstanding principal and accrued interest was fully repaid.

- *Leases*. Future payments for operating lease obligations (net of sublease income) at December 31, 2024 totaled $34.2 million, of which $6.8 million is expected to be paid in 2025. Refer to Note 8 of the consolidated financial statements for additional information.

- Additional information on our obligations under license and patent agreements, and indemnification agreements entered into in the ordinary course of business is provided in Note 9 to the consolidated financial statements .

The expected timing of payments of our obligations is estimated based on current information. Timing of payments and actual amounts paid may be different, depending on the timing of receipt of goods or services, or changes to agreed-upon amounts for some obligations. In addition, some of our future purchasing needs are not current contractual obligations and are therefore not included in the commitment amounts above as they are not handled through binding contracts or are not fulfilled by vendors on a purchase order basis within short time horizons.

Cash Flow Activity

Our cash flow summary was as follows ($ in thousands):

	Year Ended December 31,	
	2024	**2023**
Cash flow summary:		
Net cash used in operating activities	$ (143,454)	$ (43,287)
Net cash provided by investing activities	363,174	20,237
Net cash used in financing activities	(102,616)	(6,809)
Effect of foreign exchange rate fluctuations on cash and cash equivalents	(785)	34
Net increase (decrease) in cash, cash equivalents and restricted cash	$ 116,319	$ (29,825)

We derive cash flows from operations primarily by collecting amounts due from sales of our products and services, and fees earned under our product development and license agreements. Our cash flows from operating activities are also significantly influenced by our use of cash for operating expenses and working capital to support the business. We have historically experienced negative cash flows from operating activities as we have expanded our business and built our infrastructure, both domestically and internationally.

In the year ended December 31, 2024, we used $92.9 million of net proceeds from the sales and maturities of short-term investments to help fund $143.5 million of net cash used in operating activities, $63.2 million of repayments of the Term Loan Facility and 2014 Notes and $40.5 million of common stock repurchases.

In the year ended December 31, 2023, we used $23.1 million of net proceeds from the sales and maturities of short-term investments to help fund $43.3 million of net cash used in operating activities, $5.4 million of common stock repurchases and $2.1 million of Term Loan Facility repayments.

Operating Activities

Net cash used in operating activities for the year ended December 31, 2024 increased by $100.2 million, compared to the same period in 2023. The increase is driven by the Merger, which resulted in increased global operating costs and operating losses.

Investing Activities

Net cash provided by investing activities for the year ended December 31, 2024 was $363.2 million, compared to $20.2 million for the year ended December 31, 2023. The year ended December 31, 2024 primarily reflects $280.0 million of cash and restricted cash acquired in the Merger and $92.9 million of proceeds from sales and maturities of short-term investments, net of purchases, offset by $8.4 million cash used for purchases of property and equipment. The year ended December 31, 2023 primarily reflects $23.1 million of proceeds from sales and maturities of short-term investments, net of purchases.

Financing Activities

Financing activities used cash of $102.6 million for the year ended December 31, 2024, and used cash of $6.8 million in the same period of 2023. These changes in cash from financing activities are primarily driven by the repayments of our Term Loan Facility and 2014 Notes totaling $63.2 million, and repurchases of common stock totaling $40.5 million, during the year ended December 31, 2024. During the year ended December 31, 2023, we repurchased $5.4 million of common stock and repaid $2.1 of our Term Loan Facility.

Critical Accounting Policies and Estimates

The consolidated financial statements and related notes included in this Annual Report are prepared in accordance with U.S. GAAP. Preparing U.S. GAAP financial statements requires the use of estimates and assumptions to determine the value of the assets, liabilities, revenues and expenses reported on the consolidated balance sheets and statements of operations. We develop these estimates after considering historical transactions, the current economic environment and various other assumptions considered reasonable under the circumstances. Actual results may differ materially from these estimates and judgments. Accounts that rely heavily on estimated information to determine their values include revenue, trade receivables, inventories, right-of-use assets, goodwill, long-lived intangible assets, lease liabilities, and preferred equity. Refer to Note 2 to our consolidated financial statements for further information on our most significant accounting policies. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, if different estimates reasonably could have been used, or if changes in estimates that are reasonably likely to occur could materially impact the financial statements.

Revenue

We recognize revenue when control of promised goods or services is transferred to customers, based on the amount of consideration we expect to receive in exchange for the goods and services transferred. Our commercial arrangements typically include multiple, distinct products and services, and we allocate purchase consideration to the products and services based on each item's relative standalone selling price. Standalone selling prices ("SSP") are generally determined using observable data from recent transactions. In cases where sufficient data is not available, we estimate a product's SSP using a cost plus margin approach or by applying a discount to the product's list price.

We have entered and may continue to enter into development agreements with customers that require us to recognize revenue using an input method that determines the extent of our progress toward completion by comparing the actual costs incurred to the total expected cost. As part of the accounting for these arrangements, we develop estimates and assumptions that require judgment to determine the transaction price and progress towards completion. We review these estimates at the end of each reporting period using the best available information, revise the estimates as necessary, and recognize revenue commensurate with our progress toward completion.

Inventories

Inventories are stated at the lower of cost (on a first-in, first-out basis) or net realizable value. Inventory costs include direct materials, direct labor, and normal manufacturing overhead. We regularly review inventory for excess and obsolete products and components. Significant judgment is required in determining provisions for slow-moving, excess, and obsolete inventories which are recorded when required to reduce inventory values to their estimated net realizable values based on product life cycle, development plans, product expiration, and quality issues.

Business Combinations

The Company accounts for business combinations in accordance with ASC 805, which requires the allocation of the purchase price to the fair values of identifiable assets acquired and liabilities assumed. The determination of fair values involves significant judgment and estimates, particularly in valuing acquired intangible assets and contingent consideration arising from the merger. The fair values of acquired intangibles are estimated using various valuation methodologies, including the multi-period excess earnings method for developed technology and customer relationships, and the relief-from-royalty method for trade names. The fair value of contingent consideration is estimated using a Monte Carlo simulation. These approaches require management to make significant assumptions, including projected cash flows, revenue growth rates, discount rates, etc. These estimates are inherently subjective and based on information available at the acquisition date. Refer to Note 3 to the consolidated financial statements for further information.

Goodwill and Long-Lived Assets

Goodwill represents the excess of the purchase price of an acquired entity over the fair value of the net assets acquired and liabilities assumed in a business combination. We assess goodwill at the reporting unit level on an annual basis during the fourth quarter, or more frequently if events or changes in circumstances suggest that goodwill impairment exists. A significant amount of judgment is involved in determining if an indicator of impairment exists.

For those reporting units where events or change in circumstances indicate that potential impairment indicators exist, we perform a quantitative assessment to determine whether the carrying value of goodwill can be recovered. When performing the annual goodwill impairment test, we may start with an optional qualitative assessment. As part of the qualitative assessment, we evaluate all events and circumstances, including both positive and negative events, in their totality, to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If we bypass the qualitative assessment, or if the qualitative assessment indicates that a quantitative analysis should be performed, we perform a quantitative assessment to estimate the fair value of each reporting unit, and compare the fair value of each reporting unit to its carrying value. We generally estimate a reporting unit's fair value using a discounted cash flow approach which is dependent on several significant estimates and assumptions related to forecasts of future revenues, cost of sales, expenses and the weighted average cost of capital for each reporting unit. If the carrying amount of a reporting unit exceeds the estimated fair value, an impairment charge is recorded to reduce the carrying value to the estimated fair value. The impairment of goodwill is limited to the total amount of goodwill allocated to the reporting unit. Any adverse changes in the significant estimates and assumptions used in our goodwill impairment test could have a significant impact on our goodwill impairment analyses, and could have a material impact on our consolidated financial statements.

The Company's most recent assessment in the fourth quarter of 2024 did not indicate existence of impairment. However, in February 2025, the new U.S. administration announced reductions in federal funding for NIH research. These funding cuts are expected to directly impact the availability of financing for lab equipment used by researchers. As a result, the Company anticipates a negative impact on its short- and long-term revenue and cash flow forecasts for both its reporting units. Management will continue to monitor developments related to future potential policy changes under the new U.S. administration that could impact key inputs used in our goodwill impairment analysis. If the developments materially impact these key inputs, additional testing may be required, which could result in the recognition of a non-cash goodwill impairment charge in the near future.

Additionally, over the past few weeks and following the announced reductions in federal funding for NIH research, the Company's share price declined substantially. Management will continue to monitor its market capitalization relative to the Company's net book value, and if the Company's stock price does not increase, the Company may be required to perform additional impairment analyses for both its reporting units, and could be required to recognize a non-cash goodwill impairment charge in the near future. Refer to Note 5 to the consolidated financial statements for additional information on goodwill and long-lived assets.

Stock-Based Compensation

We recognize compensation costs for all stock-based awards, including stock options, restrict stock units ("RSUs"), performance stock units ("PSUs") and shares of common stock purchased under our Employee Share Purchase Plan ("ESPP"), based on the grant date fair value of the award. We recognize stock-based compensation expense on a straight-line basis over the requisite service periods for non-performance-based awards. For RSUs, fair value is measured based on the closing fair market value of our common stock on the date of grant. For PSUs with a market condition, we use a Monte Carlo simulation pricing model to incorporate the market condition effects at the grant date. The Monte Carlo pricing model requires inputs which are subjective and generally requires judgment. For PSUs with performance conditions, stock-based compensation expense is recognized over the requisite service period when the achievement of each individual performance goal becomes probable.

The fair value of options and stock purchases under ESPP on the grant date is estimated using the Black-Scholes option-pricing model, which requires the use of certain subjective assumptions, including expected term, volatility, risk-free interest rate and the fair value of our common stock. These assumptions generally require judgment. Refer to Note 13 to the consolidated financial statements for additional information.

Recent Accounting Changes and Accounting Pronouncements

Adoption of New Accounting Guidance

None.

Recent Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations or cash flows is disclosed in Note 2 to our consolidated financial statements included in this Annual Report.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Standard BioTools Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Standard BioTools Inc. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations, of comprehensive loss, of stockholders' equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management's Annual Report on Internal Control Over Financial Reporting, management has excluded SomaLogic, Inc. from its assessment of internal control over financial reporting as of December 31, 2024, because it was acquired by the Company in a purchase business combination during 2024. We have also excluded SomaLogic, Inc. from our audit of internal control over financial reporting. SomaLogic, Inc. is a wholly-owned subsidiary whose total assets and total revenues excluded from management's assessment and our audit of internal control over financial reporting represent approximately 51% and 47%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2024.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition – Product and Service Revenues

As described in Notes 2 and 4 to the consolidated financial statements, product and service revenues are recognized when the Company's customers obtain control of promised goods or services, in an amount that reflects the consideration the Company expects to receive in exchange for the products or services. The Company generates product revenue from the sale of instruments and consumables and is generally recognized at the point in time when control of the goods passes to the customer and the Company has an enforceable right to payment. The Company generates service revenue from the sale of (1) lab services where revenue is recognized at a point in time when the analysis data or report is delivered to the customer and (2) field services where revenue is recognized over time using a time-elapsed measure of progress, resulting in straight-line revenue recognition over the term of the agreement. The Company's revenue related to products and services was $88.6 million and $81.1 million, respectively, for the year ended December 31, 2024.

The principal consideration for our determination that performing procedures relating to revenue recognition for product and service revenues is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition for product and service revenues.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process for product and service revenues, including controls over the recording of revenue upon transfer of control of products and services to the customer. These procedures also included, among others, (i) testing product and service revenues recognized for a sample of revenue transactions by obtaining and inspecting source documents, such as, sales contracts, purchase orders, customer invoices, and proof of delivery; and (ii) confirming a sample of outstanding customer invoice balances as of December 31, 2024 and, for confirmations not returned, obtaining and inspecting source documents, such as, invoices, proof of delivery, and evidence of subsequent cash receipts.

SomaLogic Merger - Determination of Accounting Acquirer and Valuation of Developed Technology Acquired

As described in Notes 2 and 3 to the consolidated financial statements, in 2024 the Company completed the merger (the Merger) with SomaLogic. Upon completion of the Merger, each share of SomaLogic common stock, par value $0.0001 per share (the SomaLogic Common Stock), was exchanged for 1.11 shares of the Company's common stock, par value $0.001 per share. The fair value of the Company's common stock provided in exchange for SomaLogic Common Stock was approximately $419.2 million. Purchase consideration also included replacement of equity awards attributable to pre-combination services. The acquisition-date fair value of consideration transferred in the merger totaled approximately $444.2 million. The Company accounted for the Merger as a business combination, using the acquisition method of accounting, which included determining whether the Company would be the accounting acquirer. When a merger involves exchanging equity interests, determining the accounting acquirer in a business combination involves considering pertinent facts and circumstances. The Company was determined to be the accounting acquirer in connection with the Merger based on management's evaluation of all the facts and circumstances, including but not limited to: (i) the Company initiated the transaction negotiations; (ii) the Company's shares were issued to effect the Merger and remain outstanding; (iii) the merged entity retained the Company's name; (iv) the composition of the combined Company's board of directors includes a majority of Company appointed members; and (v) the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer of the Company continued to serve in their respective roles in the combined Company following the Merger. These facts were deemed by management to outweigh the fact that the holders of shares of SomaLogic common stock that received shares of the Company's common stock in the merger in the aggregate owned a majority of the Company's common stock on a fully diluted basis and associated voting rights after the merger. The identifiable assets acquired and liabilities assumed of SomaLogic were recorded at their estimated fair values as of the acquisition date and consolidated with those of the Company. Of the identifiable intangible assets acquired, $20.0 million of developed technology was recorded. The fair value of the developed technology was estimated by management using the multi-period excess earnings method, which involved significant assumptions related to the cash flow projections, migration curve for technological obsolescence, economic life, and discount rate.

The principal considerations for our determination that performing procedures relating to the determination of accounting acquiror and valuation of developed technology acquired in the merger with SomaLogic is a critical audit matter are (i) the significant judgment by management in determining whether the Company is the accounting acquirer and developing the fair value estimate of the developed technology acquired; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures related to management's determination of the accounting acquirer and, for the developed technology acquired, evaluating management's significant assumptions related to the cash flow projections, migration curve for technological obsolescence, economic life, and discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to acquisition accounting, including the control over management's determination of the accounting acquirer and valuation of the developed technology acquired. These procedures also included, among others, (i) reading the merger agreement; (ii) evaluating the facts and circumstances considered by management in determining that the Company is the accounting acquirer; (iii) testing management's process for developing the fair value estimate of the developed technology acquired; (iv) evaluating the appropriateness of the multi-period excess earnings method used by management; (v) testing the completeness and accuracy of the underlying data used by management in the multi-period excess earnings method; and (vi) evaluating the reasonableness of the significant assumptions used by management related to the cash flow projections, migration curve for technological obsolescence, economic life, and discount rate for the developed technology acquired. Evaluating management's assumption related to cash flow projections involved considering (i) the current and past performance of the SomaLogic business; (ii) the consistency with external market and industry data; and (iii) whether the assumption was consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the multi-period excess earnings method and (ii) the reasonableness of the migration curve for technological obsolescence, economic life, and discount rate assumptions for the developed technology acquired.

/s/ PricewaterhouseCoopers LLP
Irvine, California
March 10, 2025

We have served as the Company's auditor since 2015.

STANDARD BIOTOOLS INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except par value)

	December 31,		
	2024		**2023**
ASSETS			
Current assets:			
Cash and cash equivalents	$	166,728	$	51,704
Short-term investments		126,146		63,191
Accounts receivable		33,608		19,660
Inventory		40,737		20,533
Prepaid expenses and other current assets		8,661		3,127
Total current assets		375,880		158,215
Inventory, non-current		18,528		—
Property and equipment, net		42,556		24,187
Operating lease right-of-use asset, net		28,828		30,663
Other non-current assets		6,301		2,285
Acquired intangible assets, net		28,954		1,400
Goodwill		111,297		106,317
Total assets	$	612,344	$	323,067
LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS' EQUITY (DEFICIT)			
Current liabilities:			
Accounts payable	$	12,282	$	9,236
Accrued liabilities		30,739		21,019
Operating lease liabilities, current		6,228		4,323
Deferred revenue, current		13,118		11,607
Deferred grant income, current		3,527		3,612
Term loan, current		—		5,000
Convertible notes, current		—		54,530
Total current liabilities		65,894		109,327
Convertible notes, non-current		299		569
Term loan, non-current		—		3,414
Deferred tax liability		1,081		841
Operating lease liabilities, non-current		26,469		30,374
Deferred revenue, non-current		32,674		3,520
Deferred grant income, non-current		7,243		10,755
Other non-current liabilities		6,962		1,065
Total liabilities		140,622		159,865
Commitments and contingencies (Note 9)			
Mezzanine equity:			
Redeemable preferred stock: $0.001 par value; zero and 256 shares authorized, issued and outstanding at December 31, 2024 and 2023, respectively; aggregate liquidation preference of zero and $255,559 at December 31, 2024 and 2023, respectively		—		311,253
Stockholders' equity (deficit):			
Preferred stock: $0.001 par value, 10,000 and 9,744 shares authorized at December 31, 2024 and 2023, respectively; no shares issued and outstanding at December 31, 2024 and 2023		—		—
Common stock: $0.001 par value, 600,000 and 400,000 shares authorized at December 31, 2024 and 2023, respectively; 396,110 and 83,364 shares issued at December 31, 2024 and 2023, respectively; 377,530 and 80,232 shares outstanding at December 31, 2024 and 2023, respectively		396		83
Additional paid-in capital		1,702,219		860,816
Accumulated other comprehensive income (loss)		1,225		(2,221)
Accumulated deficit		(1,185,651)		(1,000,752)
Treasury stock at cost: 18,580 and 3,132 shares at December 31, 2024 and 2023, respectively		(46,467)		(5,977)
Total stockholders' equity (deficit)		471,722		(148,051)
Total liabilities, mezzanine equity and stockholders' equity (deficit)	$	612,344	$	323,067

See accompanying notes

STANDARD BIOTOOLS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Year Ended December 31,		
	2024	2023	2022
Revenue:			
Product revenue	$ 88,568	$ 79,198	$ 72,454
Service revenue	81,133	25,980	23,712
Collaboration and other revenue	4,731	1,162	1,782
Total revenue	174,432	106,340	97,948
Cost of revenue:			
Cost of product revenue	47,729	44,942	52,555
Cost of service revenue	42,265	10,948	8,342
Cost of collaboration and other revenue	176	—	—
Total cost of revenue	90,170	55,890	60,897
Gross profit	84,262	50,450	37,051
Operating expenses:			
Research and development	62,411	25,948	37,382
Selling, general and administrative	156,608	87,541	102,285
Restructuring and related charges	12,500	7,076	9,732
Transaction and integration expenses	27,979	6,485	3,857
Total operating expenses	259,498	127,050	153,256
Loss from operations	(175,236)	(76,600)	(116,205)
Bargain purchase gain	25,213	—	—
Loss on forward sale of Series B Preferred Stock	—	—	(60,081)
Loss on Bridge Loans	—	—	(13,719)
Interest income	20,199	5,572	2,226
Interest expense	(3,316)	(4,567)	(4,331)
Other (expense) income, net	(5,172)	1,391	(818)
Loss before income taxes	(138,312)	(74,204)	(192,928)
Income tax (expense) benefit	(573)	(452)	2,830
Net loss	$ (138,885)	$ (74,656)	$ (190,098)
Induced conversion of redeemable preferred stock	(46,014)	—	—
Net loss attributable to common stockholders	$ (184,899)	$ (74,656)	$ (190,098)
Net loss per share attributable to common stockholders, basic and diluted	$ (0.52)	$ (0.94)	$ (2.43)
Shares used in computing net loss per share attributable to common stockholders, basic and diluted	353,245	79,160	78,305

See accompanying notes

STANDARD BIOTOOLS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	Year Ended December 31,		
	2024	2023	2022
Net loss	$ (138,885)	$ (74,656)	$ (190,098)
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustment	3,351	(849)	(487)
Net change in unrealized gain (loss) on investments	95	524	(502)
Other comprehensive income (loss), net of tax	3,446	(325)	(989)
Comprehensive loss	$ (135,439)	$ (74,981)	$ (191,087)

See accompanying notes

STANDARD BIOTOOLS INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(In thousands)

	Common Stock		Additional Paid-in	Accum. Other Comp. Income	Accum.	Treasury Stock		Total Stockholders' Equity
	Shares	Amount	Capital	(Loss)	Deficit	Shares	Amount	(Deficit)
Balance as of December 31, 2021	76,919	$ 77	$ 831,424	$ (907)	$ (735,998)	—	$ —	$ 94,596
Issuance of restricted stock, net of shares withheld for taxes, and other	2,373	2	(213)	—	—	—	—	(211)
Issuance of common stock under ESPP	583	1	819	—	—	—	—	820
Exercise of stock options	29	—	98	—	—	—	—	98
Stock-based compensation expense	—	—	14,880	—	—	—	—	14,880
Repurchase of common stock	—	—	—	—	—	(422)	(563)	(563)
Net loss	—	—	—	—	(190,098)	—	—	(190,098)
Other comprehensive loss, net of tax	—	—	—	(989)	—	—	—	(989)
Balance as of December 31, 2022	79,904	$ 80	$ 847,008	$ (1,896)	$ (926,096)	(422)	$ (563)	$ (81,467)
Issuance of restricted stock, net of shares withheld for taxes, and other	2,946	3	(119)	—	—	—	—	(116)
Exercise of stock options	44	—	81	—	—	—	—	81
Issuance of common stock under ESPP	470	—	723	—	—	—	—	723
Stock-based compensation expense	—	—	13,123	—	—	—	—	13,123
Repurchase of common stock	—	—	—	—	—	(2,710)	(5,414)	(5,414)
Net loss	—	—	—	—	(74,656)	—	—	(74,656)
Other comprehensive loss, net of tax	—	—	—	(325)	—	—	—	(325)
Balance as of December 31, 2023	83,364	$ 83	$ 860,816	$ (2,221)	$(1,000,752)	(3,132)	$ (5,977)	$ (148,051)
Conversion of redeemable preferred stock	92,931	93	357,174	—	(46,014)	—	—	311,253
Issuance of restricted stock, net of shares withheld for taxes, and other	5,519	5	(464)	—	—	—	—	(459)
Issuance of common stock under ESPP	516	1	917	—	—	—	—	918
Exercise of stock options	575	1	1,151	—	—	—	—	1,152
Stock-based compensation expense	—	—	31,732	—	—	—	—	31,732
Repurchase of common stock	—	—	—	—	—	(15,448)	(40,490)	(40,490)
Common stock relinquished in litigation settlement	—	—	1,009	—	—	—	—	1,009
Common stock issued as consideration in business combinations (1)	213,205	213	449,884	—	—	—	—	450,097
Net loss	—	—	—	—	(138,885)	—	—	(138,885)
Other comprehensive income, net of tax	—	—	—	3,446	—	—	—	3,446
Balance as of December 31, 2024	396,110	$ 396	$1,702,219	$ 1,225	$(1,185,651)	(18,580)	$ (46,467)	$ 471,722

(1) Merger (as defined below) consideration included 26,367 shares of common stock that were issued to a related party. See Note 18, *Related Parties*.

See accompanying notes

STANDARD BIOTOOLS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

| | Year Ended December 31, | | |
	2024	2023	2022
Operating activities			
Net loss	$ (138,885)	$ (74,656)	$ (190,098)
Adjustments to reconcile net loss to net cash used in operating activities:			
Bargain purchase gain	(25,213)	—	—
Loss on forward sale of Series B Preferred Stock	—	—	60,081
Loss on Bridge Loans	—	—	13,719
Stock-based compensation expense	31,732	13,123	14,880
Amortization of acquired intangible assets	4,346	11,200	11,528
Depreciation and amortization	12,515	3,980	3,499
Accretion of discount on short-term investments, net	(7,435)	(1,261)	(674)
Non-cash lease expense	5,766	3,864	3,561
Provision for excess and obsolete inventory	2,524	1,496	7,874
Change in fair value of warrants	(632)	—	—
Impairment of InstruNor developed technology intangible	—	—	3,526
Other non-cash items	1,025	939	1,329
Changes in assets and liabilities:			
Accounts receivable, net	8,967	(2,991)	1,063
Inventory	(9,879)	(4,914)	(8,470)
Prepaid expenses and other assets	(1,935)	960	33
Accounts payable	(12,975)	1,618	(2,776)
Accrued liabilities	815	6,183	4,113
Deferred revenue	(4,143)	884	(3,467)
Operating lease liabilities	(5,863)	(3,759)	(3,113)
Other liabilities	(4,184)	47	(5,978)
Net cash used in operating activities	(143,454)	(43,287)	(89,370)
Investing activities			
Cash and restricted cash acquired in the Merger	280,033	—	—
Acquisition of business, net of cash acquired	(1,385)	—	—
Purchases of short-term investments	(256,119)	(94,896)	(137,302)
Proceeds from sales and maturities of investments	349,000	117,964	53,000
Purchases of property and equipment	(8,355)	(2,831)	(3,825)
Net cash provided by (used in) investing activities	363,174	20,237	(88,127)
Financing activities			
Proceeds from Bridge Loans	—	—	25,000
Proceeds from issuance of Series B Preferred Stock	—	—	225,000
Repayment of term loan and convertible notes	(63,192)	(2,083)	(6,838)
Payment of term loan fee	(545)	—	—
Payment of debt and equity issuance costs	—	—	(12,547)
Repurchase of common stock	(40,490)	(5,414)	(563)
Proceeds from ESPP stock issuance	918	723	820
Payments for taxes related to net share settlement of equity awards and other	(459)	(139)	(211)
Proceeds from exercise of stock options	1,152	104	97
Net cash provided by (used in) financing activities	(102,616)	(6,809)	230,758
Effect of foreign exchange rate fluctuations on cash and cash equivalents	(785)	34	(404)
Net increase (decrease) in cash, cash equivalents and restricted cash	116,319	(29,825)	52,857
Cash, cash equivalents and restricted cash at beginning of period	52,499	82,324	29,467
Cash, cash equivalents and restricted cash at end of period	$ 168,818	$ 52,499	$ 82,324
Supplemental disclosures of cash flow information			
Equity consideration transferred in connection with business combinations [1]	$ 450,097	$ —	$ —
Cash paid for interest	3,088	3,819	3,493
Cash paid for income taxes, net of refunds	607	801	309
Purchases of property and equipment included in accounts payable	1,814	2,831	3,825
Non-cash right-of-use assets and lease liabilities	220	629	651
Asset retirement obligations	788	758	718

(1) Equity consideration transferred in connection with the Merger (as defined below) included 26,367 shares of common stock that were issued to a related party. See Note 18, *Related Parties*.

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024

1. Description of Business

Standard BioTools Inc. ("Standard BioTools" or the "Company") is a Delaware corporation headquartered in South San Francisco, California.

The Company develops, manufactures and sells a diversified range of instrumentation, consumables, and services that help scientists and biomedical researchers develop better therapeutics faster. Its tools provide unique insights into human health, immune response, and disease state using our proprietary technologies, which serve applications in proteomics and genomics.

The Company works with leading academic, government, pharmaceutical, biotechnology, plant and animal research, and clinical laboratories worldwide, focusing on the most pressing needs in translational and clinical research, including oncology, immunology, and immunotherapy.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The consolidated financial statements have been prepared in accordance with principles generally accepted in the United States ("GAAP") and applicable rules and regulations of the U.S. Securities and Exchange Commission (the "SEC") regarding financial reporting. All intercompany transactions and balances have been eliminated in consolidation. Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASUs") of the Financial Accounting Standards Board ("FASB").

Certain reclassifications have been made to prior period amounts to conform to the current presentation.

Use of Estimates

The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.

Significant estimates and assumptions which form the basis of amounts reported in the consolidated financial statements include, but are not limited to, the identification of performance obligations in contracts with customers; standalone selling prices of the Company's performance obligations; timing of revenue recognition; fair value measurements; net realizable value of inventory; income taxes; and the fair value of intangible assets acquired in business combinations. The Company bases its estimates on current facts and circumstances, historical experience, forecasted results, and various other assumptions that it believes to be reasonable. The Company obtains reports from third-party valuation experts to inform and support estimates related to certain fair value measurements.

Actual results could differ materially from these estimates. Estimates and assumptions are reviewed quarterly. Any revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Segment Reporting

The Company manages its business through two reportable segments: proteomics and genomics. Segment information is consistent with how management reviews the business, makes investing and resource allocation decisions and assesses performance. The Company's chief operating decision maker ("CODM"), its chief executive officer, assesses performance of operating segments and determines the allocation of resources based primarily on segment operating loss.

Business Combinations

The Company accounts for business combinations using the acquisition method of accounting in accordance with ASC 805, *Business Combinations* ("ASC 805"). Application of this method of accounting requires that (i) identifiable assets acquired (including identifiable intangible assets) and liabilities assumed generally be measured and recognized at fair value as of the acquisition date and (ii) the excess of the purchase price over the net fair value of identifiable assets acquired and liabilities assumed be recognized as goodwill. When the fair value of net assets acquired and liabilities assumed exceeds the purchase price, the Company records a gain on bargain purchase in earnings in the period of acquisition. Determining the fair value of assets acquired and liabilities assumed in a business combination

requires management to use significant judgment and estimates, especially with respect to intangible assets. Transaction costs, including legal, accounting, and integration expenses, are expensed as incurred and are included in operating expenses in the Company's consolidated statements of operations.

Foreign Currency

Assets and liabilities of foreign subsidiaries that use their local currency as their functional currency are translated into U.S. dollars at exchange rates in effect on the balance sheet date. Income and expense accounts are translated at monthly average exchange rates during the year. The adjustments resulting from the foreign currency translations are recorded in accumulated other comprehensive loss, a separate component of stockholders' equity (deficit).

Revenue Recognition

Revenues are recognized when the Company's customers obtain control of promised goods or services, in an amount that reflects the consideration the Company expects to receive in exchange for the products or services (the "transaction price"). Sales, value add, and other taxes collected concurrent with revenue-producing activities are excluded from revenue.

The Company's contracts with customers typically include multiple distinct products and services, and the Company allocates transaction price to these performance obligations based on their relative standalone selling prices ("SSP"). The SSP is determined at contract inception and is not updated to reflect changes between contract inception and when the performance obligations are satisfied. SSPs are generally determined using observable data from recent transactions. In cases where sufficient data is not available, the Company estimates a product's SSP using a cost plus a margin approach.

Payment terms may vary by customer, are based on customary commercial terms, and are generally less than one year. The Company does not adjust revenue for the effects of a significant financing component for contracts where the period between the transfer of the good or service and collection is one year or less. The Company expenses incremental costs to obtain a contract when incurred since the amortization period of the asset that would otherwise be recognized is one year or less.

Product Revenue

The Company generates product revenue from the sale of instruments and consumables, including Integrated Fluidic Circuits and reagents. The Company generally recognizes product revenue at the point in time when control of the goods passes to the customer, and the Company has an enforceable right to payment. This generally occurs either when the product is shipped from one of the Company's facilities or when it arrives at the customer's facility, based on the contractual terms. Customers do not have a unilateral right to return products after delivery. Invoices are generally issued at shipment or in advance of service and become due in 30 to 90 days.

Revenue from the sales of certain instruments that involve significant customization, which primarily includes sales of the SomaScan® equipment bundle, is recognized over time as the Company's performance creates an asset that the customer simultaneously controls (the instrument installation and customization occurs at the customer site). Revenue is recognized based on the progress made toward achieving the performance obligation utilizing an input method of costs incurred relative to total estimated costs.

The Company sometimes perform shipping and handling activities after control of the product passes to the customer. The Company has made an accounting policy election to account for these activities as product fulfillment activities rather than as separate performance obligations.

Services Revenue

The Company generates services revenue from the sale of lab services and field services. Lab services revenue is generated by performing the SomaScan® assay on customer samples to generate data on protein biomarkers. Lab services revenue is recognized at a point in time when the analysis data or report is delivered to the customer. SomaScan® services are sold at a fixed price per sample without any volume discounts, rebates, or refunds. The delivery of each assay data report is a separate performance obligation.

Field services revenue includes revenue from instrument service and support contracts. Revenue associated with these arrangements is recognized over time using a time-elapsed measure of progress, resulting in straight-line revenue recognition over the term of the agreement, which is generally one to four years. The Company measures progress using a time-elapsed measure of progress as the Company stands ready to provide service on demand throughout the term of the agreement. Invoices are generally issued in advance of service on a monthly, quarterly, annual or multi-year basis. Payments collected in advance of service are reported on the Company's consolidated balance sheets as deferred revenue.

Collaboration and Other Revenue

From time to time the Company enters into collaboration arrangements in which both parties are active participants in the arrangement and are exposed to the significant risks and rewards of the collaboration, in which case the collaboration is within the scope of ASC 808, *Collaborative Arrangements*. With such collaborations, the Company determines if any obligations are an output of the Company's ordinary activities in exchange for consideration, and if so, the Company applies ASC 606, *Revenue from Contracts with Customers* ("ASC 606"), to such activities.

For other payments received from collaborative partners for other collaboration activities, which primarily include research and development activities, the Company analogizes to ASC 606. Revenue from such activities is recognized as the Company satisfies its obligations.

Other revenue consists of license and royalty revenue and grant revenue. The Company recognizes revenue from license agreements when the license is transferred to the customer and the customer is able to use and benefit from the license. For contracts that include sales-based royalties, the Company recognizes revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied.

The Company receives grants from various entities to perform research and development activities over contractually defined periods. Grant revenue is not accounted for under ASC 606, as the grant agreement is not with a customer. As there is no authoritative GAAP guidance for grants awarded to for-profit entities, the Company has applied the guidance in ASC 958, *Not-for-Profit Entities* by analogy. Revenue is generally recognized provided that the conditions under which the grants were provided have been met and any remaining performance obligations are perfunctory.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash deposits and short-term, highly liquid investments that are readily convertible into cash, with original maturities of three months or less. Cash equivalents consist primarily of amounts invested in money market funds and are stated at fair value.

Short-term Investments

Short-term investments consist of U.S. treasury securities that mature within one year. The Company classifies its short-term investments as available-for-sale securities, and reports available-for-sale securities at fair value on the consolidated balance sheets. Realized gains and losses, amortization of premiums and accretion of discounts, and interest and dividends earned on available-for-sale securities are included in interest income and other, net in the consolidated statements of operations. The cost of investments for purposes of computing realized and unrealized gains and losses is based on the specific identification method. The Company determines the appropriate classification of its debt securities at the time of purchase based on their maturities and re-evaluates such classification at each balance sheet date.

At each reporting date, the Company reviews available-for-sale marketable debt securities in an unrealized loss position to determine whether an allowance for credit loss is required. Specifically, the Company evaluates (i) whether it intends to sell the securities or (ii) whether it is more likely than not that it will be required to sell the securities before recovery of their amortized cost bases. If the aforementioned criteria is met, such marketable debt security's amortized cost basis will be written down to its fair value through earnings along with any existing allowance for credit losses. For available-for-sale securities in an unrealized loss position that do not meet this criteria, the Company will evaluate whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Company considers the severity of the impairment, any changes in interest rates, underlying credit ratings, and forecasted recovery, among other factors. The credit-related portion of unrealized losses, and any subsequent improvements, are recorded in interest income and other, net in the consolidate statements of operations. The Company has not recognized any impairment or credit losses related to its short-term investments during the periods presented.

Any unrealized losses from declines in fair value below the amortized cost basis as a result of non-credit factors and unrealized gains are recognized in accumulated other comprehensive loss as a separate component of stockholders' equity.

The Company excludes accrued interest from the fair value and amortized cost basis of its short-term investments.

Accounts Receivable, net

Accounts receivable consist of trade receivables and are recorded at invoiced amounts, and are presented net of an allowance for expected credit losses. We are exposed to credit losses primarily through sales of products and services. The estimation of the allowance for expected credit losses is based on historical loss experience, the current aging status of receivables, current and estimated future economic and market conditions, and specific customer accounts considered to be at risk or uncollectible. Credit quality is monitored through the timing of payments compared to the prescribed payment terms and known facts regarding financial condition of the customer. The Company writes off accounts receivable against the allowance for expected credit losses when the Company determines the balance is uncollectible and cease collection efforts. The Company did not write off any material accounts receivable during the periods presented.

Concentrations of Business and Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash, cash equivalents, short-term investments, and accounts receivable. The Company's cash, cash equivalents, and short-term investments may consist of deposits held with banks, money market funds, and other highly liquid investments that may at times exceed federally insured limits. Cash equivalents and short-term investments are financial instruments that potentially subject the Company to concentrations of risk. Under the Company's investment policy, the Company invests exclusively in securities issued by the U.S. government or U.S. government agencies, or in government money-market funds. The goals of the Company's investment policy, in order of priority, are to: preserve capital, meet liquidity needs, and optimize returns. For these reasons, management believes that the Company is not exposed to significant credit risk.

The Company generally does not require collateral to support credit sales. To reduce credit risk, the Company performs credit evaluations of its customers.

The Company's products include components that are currently procured from a single source or a limited number of sources. The Company believes that other vendors would be able to provide similar components; however, the qualification of such vendors may require start-up time. In order to mitigate any adverse impacts from a disruption of supply, the Company attempts to maintain an adequate supply of critical limited-source components.

Inventory

Inventory is stated at the lower of cost (on a first-in, first-out basis) or net realizable value. Inventory costs include direct materials, direct labor, and normal manufacturing overhead. The Company regularly reviews inventory to identify inventory that may expire prior to expected usage, no longer meets quality specifications, or has a cost basis in excess of its estimated net realizable value. The Company records a charge to cost of revenue for such inventory as appropriate.

Inventory that is not expected to be used within 12 months of the balance sheet date is classified as non-current inventory on the consolidated balance sheet as of December 31, 2024.

Property and Equipment, net

Property and equipment are recorded at cost and stated net of accumulated depreciation and amortization. Property and equipment acquired through business combinations are recorded at fair value at the acquisition date. The cost of additions and improvements that extend the useful lives of the assets are capitalized, while expenditures for routine repairs and maintenance are expensed as incurred.

Costs associated with internal-use software are capitalized during the application development stage. These costs relate to activities such as software design, configuration, coding, and testing. Once the software is complete, costs associated with subsequent additions, modifications, or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform.

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets and over the shorter of lease term or useful life for leasehold improvements. The estimated useful lives of the Company's property and equipment are as follows:

Laboratory and manufacturing equipment	1 - 7 years
Computer equipment	3 - 4 years
Internal-use software	3 years
Office furniture and fixtures	4 - 5 years
Leaseholder improvements	Shorter of lease term or estimated useful life

Leases

The Company determines whether an arrangement contains a lease at inception based on whether it has the right to control the asset identified in the contract during the contract period.

Operating lease right-of-use ("ROU") assets represents the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of the future minimum lease payments over the lease term. Leases with a term of twelve months or less at inception are not recorded on the consolidated balance sheets and are expensed on a straight-line basis over the lease term in the consolidated statements of operations. Because most of the Company's leases do not provide a readily determinable implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The operating lease ROU asset is also adjusted with any lease payments made or accrued and excludes any remaining lease incentives. Additionally, the balance of ROU assets is also adjusted for the unamortized balance of asset or liability recognized in business combinations relating to favorable or unfavorable lease terms. Lease terms may include options to extend or terminate the lease when management believes it is reasonable certain that the Company will exercise that option. Lease expense is recognized on a straight-line basis over the lease term. Lease and non-lease components are generally accounted for separately.

The Company has elected not to separate lease and non-lease components for the Company's building leases. The non-lease components are generally variable in nature and are expected to represent most of the Company's variable lease costs. Variable costs are expensed as incurred. The Company uses a portfolio approach for its vehicle leases by country.

Acquired Intangible Assets

Acquired intangible assets consist of finite-lived intangible assets that the Company has acquired in business combinations, including developed technology, trade names, and customer relationships. Acquired intangible assets are recorded at fair value as of the acquisition date, and stated net of accumulated amortization. The cost of identifiable intangible assets with finite lives is generally amortized on a straight-line basis over the assets' respective estimated useful lives.

The estimated useful lives of the Company's acquired intangible assets are as follows:

Developed technology	9 years
Trade names	7 years
Customer relationships	11 years

Goodwill

Goodwill represents the excess of the purchase price from business combinations over the fair value of the net assets acquired. Goodwill is not amortized but rather tested for impairment at a reporting unit level at least annually during the fourth quarter, or more frequently if events or changes in circumstances indicate that it may be impaired.

The Company performs impairment testing by first assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If the Company concludes that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, then a quantitative test is performed.

If the estimated fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying value exceeds the estimated fair value of the reporting unit, there is an impairment of goodwill and an impairment loss would be recorded. The impairment loss is calculated by comparing the fair value of the reporting unit less its carrying amount, including goodwill. Goodwill impairment would be limited to the carrying value of goodwill. There were no goodwill impairment losses recorded in any period presented.

Contingent consideration

The Company has a contingent consideration arrangement under which it is obligated to make cash payments to former owners of an acquired business if certain revenue thresholds are exceeded in specified periods of time. The contingent consideration arrangement is included in other non-current liabilities on the consolidated balance sheet as of December 31, 2024. The contingent consideration liability is re-measured at fair value each reporting period and presented at fair value on the consolidated balance sheet. Changes in the fair value of the contingent consideration liability are recorded in selling, general and administrative expenses in the consolidated statement of operations. See Note 3, *Business Combinations*, and Note 10, *Fair Value of Financial Instruments*, for more details.

Impairment of Long-Lived Assets

The Company evaluates property and equipment, ROU assets, and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset (or asset group) may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to future undiscounted cash flows that the asset or asset group is expected to generate. If assets are determined to be impaired, the impairment loss to be recognized equals the amount that the carrying value of the asset or asset group exceeds its fair value. During 2022, the Company recorded an impairment loss of $3.5 million related to developed technology it acquired in connection with the acquisition of InstruNor AS. The Company did not record any impairment losses during the years ended December 31, 2024 and 2023.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs, other than quoted prices in active markets, that are observable either directly or indirectly.

Level 3 - Unobservable inputs that reflect the Company's own assumptions incorporated into valuation techniques. These valuations require significant judgment.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. When there is more than one input at different levels within the hierarchy, the fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessment of the significance of a particular input to the fair value measurement in its entirety requires substantial judgment and consideration of factors specific to the asset or liability. Level 3 inputs are inherently difficult to estimate. Changes to these inputs can have significant impact on fair value measurements.

Series B Redeemable Preferred Stock

The Series B Redeemable Preferred Stock (as defined below) was classified as mezzanine equity and recorded at fair value upon issuance, net of issuance costs, due to its redemption features that are outside of the Company's control. Mezzanine equity was presented separately on the consolidated balance sheets between liabilities and shareholders' equity because it shares characteristics of both. In the year ended December 31, 2022, the Company recognized a $60.1 million loss on the forward sales of Series B Redeemable Preferred Stock and a $13.7 million loss on the Bridge Loans due to the increase in the price of the Company's common stock from January 23, 2022 (the date of the Purchase Agreements (as defined below) and the Bridge Loan agreements) to the closing date of the Private Placement Issuance (as defined below). In March 2024, the Company entered into an exchange agreement to exchange all outstanding Series B Redeemable Preferred Stock for the Company's common stock. Subsequent to the closing of the exchange, no shares of Series B Redeemable Preferred Stock remained outstanding and the Company had no amounts recorded in mezzanine equity as of December 31, 2024. See Note 11, *Mezzanine Equity* for additional information.

Restructuring and Related Charges

Restructuring and related charges include employee separation costs, contract termination costs, and other costs associated with implementing restructuring plans including costs associated with leased facilities (net of sublease income, if applicable) that the Company has vacated as part of a restructuring plan. Employee separation costs principally consist of one-time termination benefits and contractual termination benefits for severance, other termination benefit costs, and stock-based compensation expense for the acceleration of equity awards.

The Company records restructuring charges based on whether the termination benefits are provided under an ongoing benefit arrangement or under a one-time benefit arrangement. The Company accounts for ongoing benefit arrangements, such as those documented by employment agreements, in accordance with ASC 712, *Compensation - Nonretirement Postemployment Benefits* ("ASC 712"). Under ASC 712, liabilities for post-employment benefits are recorded at the time the obligations are probable of being incurred and can be reasonably estimated. The Company accounts for one-time employment benefit arrangements in accordance with ASC 420, *Exit or Disposal Cost Obligations*. One-time termination benefits expenses are recorded at the date the entity notifies the employee, unless the employee must provide future service, in which case the benefits are expensed ratably over the future service period. Other associated costs are recognized in the period in which the liability is incurred.

Deferred Grant Income

Proceeds from the Company's contract with the National Institutes of Health (the "NIH") have been principally recorded as capital expenditures and to offset applicable operating costs. The non-operating income recognized from the grant proceeds received in excess of the amounts spent for capital expenditures and operating expenses is reflected on the consolidated statements of operations as surplus funding from the NIH contract. The NIH contract met the definition of grants related to assets as the primary purpose for the payments was to fund the purchase and construction of capital assets to scale up production capacity. The Company elected to record the grants received as deferred income in accordance with International Accounting Standards (IAS) 20. Deferred grant income related to production capacity expansion is being amortized for the related assets as a reduction of depreciation expense.

Term Loan, net

The term loan was recorded at its carrying value, which included the outstanding principal amount and the cumulative accreted final payment, less unamortized debt issuance costs. Amortization of the debt issuance costs and accretion of the final payment was reflected in interest expense. The final payment was being accreted to the carrying value of the term loan through the expected maturity of July 1, 2025 using the effective interest method. Debt issuance costs were recorded as an offset to the carrying value of the loan and are amortized over the expected term also using the effective interest method. On March 4, 2024, the Company fully repaid all outstanding indebtedness owed pursuant to the $10.0 million term loan facility (the "Term Loan Facility") and terminated the agreement.

Convertible Notes, net

The Company records the convertible notes (as described in Note 7, *Debt*) at their carrying values, which includes their principal amounts plus accrued and unpaid interest. Offering-related costs, including underwriting costs, on the 2014 Senior Convertible Notes (the "2014 Notes") and 2019 Senior Convertible Notes (the "2019 Notes") were capitalized as debt issuance costs, recorded as an offset to the carrying value of the related Notes, and are amortized over the expected term of the related Notes using the effective interest method. The 2019 Notes matured on December 1, 2024 and were fully repaid by the Company.

Treasury Stock

The Company uses the cost method to account for the repurchases of its common stock in accordance with ASC 505-30, *Equity-Treasury Stock*. The direct costs associated with settled share repurchases, including trading commissions, are reported as treasury stock in the shareholders' equity (deficit) section of the Company's consolidated balance sheets.

Warrant Liabilities

In connection with the Merger described in Note 3, *Business Combinations*, the Company assumed warrant liabilities for the warrants issued in connection with the initial public offering CM Life Sciences II Inc ("CMLS II"), the predecessor company of SomaLogic, Inc. ("SomaLogic"). CMLS II issued 5,519,991 warrants (the "Public Warrants") to purchase shares of SomaLogic common stock, par value $0.0001 per share ("SomaLogic Common Stock"), at $11.50 per share. Simultaneously, with the consummation of the CMLS II initial public offering, CMLS II issued 5,013,333 warrants through a private placement (the "Private Placement Warrants", and together with the Public Warrants, the "Warrants") to purchase shares of SomaLogic Common Stock at $11.50 per share. As of January 5, 2024 (the "Closing Date"), the Warrants converted into the right to receive, upon exercise of such Warrant, 1.11 shares of the Company's common stock for each share of SomaLogic Common Stock previously underlying the Warrants. The Public Warrants are no longer publicly traded and are now identical to the Private Placement Warrants. The Warrants will expire in September of 2026.

The Warrants are classified as liabilities on the consolidated balance sheets as these instruments are precluded from being indexed to the Company's own stock given that the terms allow for a settlement adjustment that does not meet the scope for the fixed-for-fixed exception in ASC 815, *Derivatives and Hedging*. Since the Warrants meet the definition of a derivative under ASC 815-40, the Company recorded these warrants as long-term liabilities at fair value as of the Closing Date, with subsequent changes in fair value recognized within other income (expense), net in the consolidated statements of operations for the year ended December 31, 2024.

Research and Development

The Company recognizes research and development expenses in the period incurred. Research and development ("R&D") expenses generally consist of personnel costs, independent contractor costs, prototype and materials expenses, allocated facilities and information technology expenses, and related overhead expenses.

Advertising Costs

The Company expenses advertising costs as incurred. The Company incurred advertising costs of $5.9 million and $2.0 million during the years ended December 31, 2024 and 2023, respectively.

Stock-Based Compensation

The Company incurs stock-based compensation expense related to its equity awards granted under its stock-based compensation plans. These awards include stock options, restricted share units ("RSUs"), and performance share units ("PSUs"). Stock-based compensation expense for service-based awards is recognized by amortizing the fair value of each award over the requisite service period on a straight-line basis. The fair value of each service-based RSU award is measured based on the closing market price per share of the Company's common stock on the grant date. The fair value of each PSU award with a market condition is measured using a Monte Carlo simulation pricing model to incorporate the market condition effects at the grant date. The Monte Carlo pricing model requires inputs which are subjective and generally requires judgment. For PSUs with performance conditions, stock-based compensation expense is recognized over the requisite service period when the achievement of each individual performance goal becomes probable.

The fair value of options and stock purchases under the 2017 Employee Stock Purchase Plan (the "ESPP") on the grant date is estimated using the Black-Scholes option-pricing model, which requires the use of certain subjective assumptions, including expected term, volatility, risk-free interest rate and the fair value of the Company's common stock. These assumptions generally require judgment. The Company determines the expected volatility based on the Company's historical stock price volatility generally commensurate with the estimated expected term of the stock awards. The expected term of an award is based on historical forfeiture experience, exercise activity, and the terms and conditions of the stock awards. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to each grant's expected term. The Company accounts for forfeitures as they occur.

Income Taxes

The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are provided when the expected realization of deferred tax assets does not meet a "more likely than not" criterion. The Company makes estimates and judgments about its future taxable income that are based on assumptions that are consistent with its plans and estimates. Should the actual amounts differ from the Company's estimates, the amount of the valuation allowance could be materially impacted. Changes in these estimates may result in significant increases or decreases to the Company's tax provision in a period in which such estimates are changed, which in turn would affect net income or loss.

The Company recognizes the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. Any interest and penalties related to uncertain tax positions are reflected in the income tax provision.

Comprehensive Loss

Comprehensive loss is comprised of net loss and other comprehensive income (loss). Other comprehensive income (loss) consists of unrealized gains and losses on the Company's short-term investments and foreign currency translation adjustments. Total comprehensive loss for all periods presented has been disclosed in the consolidated statements of comprehensive loss.

Recent Accounting Changes and Accounting Pronouncements

Adoption of New Accounting Guidance

From time to time, new accounting standards are issued by the Financial Accounting Standards Board ("FASB") or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on the Company's financial position or results of operations upon adoption.

In November 2023, the FASB issued *ASU 2023-07, Segment Reporting - Improvements to Reportable Segment Disclosures*, which requires disclosure of more detailed information about a reportable segment's expenses. The new standard is effective for fiscal years beginning after December 15, 2023 and interim periods beginning after December 15, 2024. The amendments must be applied retrospectively, and early adoption is permitted. The Company adopted ASU 2023-07 in this Annual Report on Form 10-K and included the additional segment disclosures as a result of the adoption. The adoption of this standard did not have a material impact on the Company's financial position or results of operations. See Note 16, *Segment Reporting* for details.

Recent Accounting Pronouncements

In December 2023, the FASB issued *ASU 2023-09, Improvements to Income Tax Disclosures*, which requires disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The new standard is effective for fiscal years beginning after December 15, 2024. The amendments may be applied prospectively or retrospectively, and early adoption is permitted. The Company is currently assessing the effects of adoption on its consolidated financial statements.

In November 2024, the FASB issued *ASU No. 2024-03, Disaggregation of Income Statement Expenses*. The new standard requires additional disclosure of the nature of the expenses included in the income statement, including disaggregation of the expense captions presented on the face of the income statement into specific categories. *ASU 2024-03* is effective for fiscal years beginning after December 15, 2026, with early adoption permitted, and may be applied retrospectively or prospectively. The Company is currently evaluating the impact of this standard on its financial statement disclosures.

3. Business Combinations

SomaLogic

On the Closing Date, the Company completed the merger (the "Merger") with SomaLogic. As a result, SomaLogic and its subsidiaries became wholly owned subsidiaries of Standard BioTools. Upon completion of the Merger, each share of SomaLogic Common Stock, was exchanged for 1.11 shares of the Company's common stock. The fair value of the Company's common stock provided in exchange for SomaLogic Common Stock was approximately $419.2 million.

Purchase consideration also included replacement of equity awards attributable to pre-combination services. The acquisition-date fair value of consideration transferred in the Merger totaled approximately $444.2 million, comprising the following:

SomaLogic Common Stock issued and outstanding as of January 5, 2024	188,808
Fixed exchange ratio	1.11
Shares of Standard BioTools common stock issued to SomaLogic stockholders	209,577
Standard BioTools common stock price at close of Merger	$ 2.00
Fair value of Standard BioTools common stock issued to SomaLogic stockholders	$ 419,154
Fair value of Standard BioTools replacement equity awards attributable to pre-combination service	26,923
Less: Fair value of restricted shares subject to service conditions	(1,858)
Total consideration transferred	$ 444,219

The Company accounted for the Merger as a business combination, using the acquisition method of accounting in accordance with ASC 805. The identifiable assets acquired and liabilities assumed of SomaLogic were recorded at their estimated fair values as of the acquisition date and consolidated with those of the Company. Under ASC 805, the accounting acquirer is usually the entity that issues its equity interest; however, other pertinent facts and circumstances should be considered in identifying the accounting acquirer in a business combination by exchanging equity interest. The Company was determined to be the accounting acquirer at close based on an evaluation of all the facts and circumstances, including but not limited to: (i) the Company initiated the transaction negotiations; (ii) the Company's shares were issued to effect the Merger and remain outstanding; (iii) the merged entity retained the Company's name; (iv) the composition of the combined Company's board of directors (the "Board of Directors") includes a majority of Company appointed members; and (v) the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer of the Company continued to serve in their respective roles in the combined Company following the Merger. The above facts were deemed to outweigh the fact that the holders of shares of SomaLogic common stock that received shares of the Company's common stock in the merger in the aggregate owned a majority of the Company's common stock on a fully diluted basis and associated voting rights after the merger.

The following table reflects the preliminary allocation of consideration transferred to the identifiable assets acquired and liabilities assumed based on the estimated fair values as of the Closing Date:

Total consideration	$	444,219
Assets acquired		
Cash and cash equivalents		278,857
Short-term investments		148,305
Accounts receivable		16,430
Inventory		14,642
Prepaid expenses and other current assets		4,835
Property and equipment		22,455
Non-current inventory		12,208
Royalty receivable		4,669
Operating lease right-of-use assets		3,796
Other non-current assets		1,590
Intangible Assets		25,500
Total assets acquired		533,287
Liabilities assumed		
Accounts payable and accrued liabilities		20,660
Operating lease liabilities, current		1,601
Deferred revenue, current		3,522
Operating lease liabilities, non-current		2,193
Deferred revenue, non-current		30,667
Warrant liabilities		906
Other non-current liabilities		4,306
Total Liabilities		63,855
Total fair value of net assets acquired	$	469,432
Gain on bargain purchase	$	(25,213)

The fair value of the assets acquired and liabilities assumed exceeded the fair value of the consideration transferred, resulting in a bargain purchase gain. Before recognizing a gain on a bargain purchase, management reassessed the methods used in the acquisition accounting and verified that management had identified all of the assets acquired and all of the liabilities assumed, and that there were no additional assets or liabilities to be considered. Management also reassessed the procedures used to measure amounts recognized at the Closing Date to ensure that the measurements reflected all consideration transferred based on available information as of the Closing Date. Management determined that the bargain purchase gain was primarily attributable to a rapid decline in the price of the Company's common stock in the days following the announcement of the Merger, which persisted through the close of the Merger. The bargain purchase gain is separately stated below income from operations in the accompanying consolidated statements of operations for the year ended December 31, 2024.

The identifiable intangible assets acquired consisted of developed technology, customer relationships, and tradename. The fair value of the developed technology was estimated using a variation of the multi-period excess earnings method, which isolates the net earnings attributable to the asset being measured and involved significant assumptions related to cash flow projections, migration curve for technological obsolescence, economic life, and discount rate. The fair value of the SomaLogic trade name was estimated using the relief-from-royalty method, which determines the present value of license fees avoided by owning the trade name. The useful lives of acquired intangibles was estimated based on the contractual terms or period over which approximately 85% to 90% of the cumulative discounted cash flows would be realized, depending on the nature of the asset. The valuation of the intangible assets acquired in connection with the Merger, along with their estimated useful lives, is as follows (in thousands):

	Fair Value	Weighted Average Useful Life (years)
Developed technology	$ 20,000	9.0
Trade name	2,750	7.0
Customer relationships	2,750	11.0
Total intangible assets	$ 25,500	9.0

As a result of the Merger, the Company incurred $1.9 million of transaction bonuses recorded in selling, general, and administrative expenses on the consolidated statements of operations. Additionally, the Company incurred $12.3 million of acquisition-related transaction costs reflected in transaction and integration expenses on the consolidated statements of operations for the year ended December 31, 2024.

Unaudited Pro Forma Results

The unaudited pro forma financial information in the table below summarizes the combined results of operations for the Company and SomaLogic, as if the companies were combined as of January 1, 2023 and January 1, 2022, respectively.

The unaudited pro forma financial information for the year ended December 31, 2024 combines the Company's financial results for the year ended December 31, 2024, and the historical results of SomaLogic for the 5-day period ended on the Closing Date. The unaudited pro forma financial information for the years ended December 31, 2023 and 2022 combine the historical results of the Company and SomaLogic for their respective years ended December 31, 2023 and 2022, respectively. The pro forma financial information for the years ended December 31, 2023 and 2022 have been adjusted to include certain nonrecurring impacts associated with the Merger, including the bargain purchase gain and transaction costs. These same impacts have been eliminated from the pro forma financial information for the year ended December 31, 2024.

The unaudited pro forma financial information for all periods presented includes the business combination accounting effects resulting from the Merger, mainly including adjustments to reflect additional amortization expense from acquired intangible assets, adjustments to stock-based compensation expense, and additional depreciation expense from the acquired property and equipment. The unaudited pro forma financial information as presented below is for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved if the acquisitions had taken place on January 1, 2023.

	Year Ended December 31,	
	2024	2023
Revenue	$ 175,077	$ 192,465
Net loss	(168,654)	(164,280)

The results of SomaLogic have been consolidated with the Company's results since the Closing Date. For the period of January 6, 2024 to December 31, 2024, SomaLogic contributed revenue and loss of $82.3 million and $36.4 million, respectively.

Sengenics

On November 21, 2024, the Company acquired 100% of the equity interests in Sengenics Corporation Pte Ltd ("Sengenics") for a total purchase price of $13.7 million. Sengenics is a functional proteomics company focused on the detection of autoantibody biomarkers and protein interactions. The acquisition of Sengenics enabled the Company to add the KREX™ precision antibody profiling services and kits to its SomaScan™ suite of solutions. The Company incurred $1.4 million of costs to execute the acquisition, which are recorded within transaction and integration expenses on the consolidated statements of operations for the year ended December 31, 2024.

The consideration transferred to the sellers of Sengenics comprised the following:

Standard BioTools Common Stock	$	5,878
Cash		2,212
Contingent consideration		5,600
Total consideration transferred	$	13,690

Consideration issued to the sellers included 3,627,959 shares of the Company's common stock. The fair value of the Company's common stock was based on a per share price of $1.62 (the opening price of the Company's common stock on the Nasdaq Global Select Market on November 21, 2024). Additionally, the 2024 Share Purchase Agreement (as defined below) provides for the sellers to receive one or more contingent payments up to a maximum aggregate amount of $21.0 million, if certain revenue thresholds are exceeded before December 31, 2028. The contingent payments owed will be determined as of the last day of each calendar quarter, based on the amount of trailing-twelve-month revenue generated from the sales of products or services that incorporate acquired Sengenics products. No contingent payment will be made if the Company does not generate $10.0 million of revenue from Sengenics products in a single twelve-month period before December 31, 2028.

The fair value of the contingent consideration is estimated using a Monte Carlo simulation, which relies on management's revenue projections and the estimated probability of exceeding the defined revenue thresholds.

Pursuant to ASC 805, the identifiable assets acquired and liabilities assumed of Sengenics were recorded at their estimated fair values as of the acquisition date and consolidated with those of the Company. The following table reflects the preliminary allocation of consideration transferred to the identifiable assets acquired and liabilities assumed based on the estimated fair values as of November 21, 2024:

Total consideration	$	13,690
Assets acquired		
Cash and cash equivalents	$	828
Accounts receivable		282
Inventory		847
Property and equipment		583
Intangible assets		6,400
Prepaid expenses and other assets		766
Total assets acquired		9,706
Liabilities assumed		
Accounts payable and accrued liabilities		658
Operating lease liabilities		24
Deferred revenue		419
Other liabilities		25
Total Liabilities		1,126
Total fair value of net assets acquired	$	8,580
Goodwill	$	5,110

The goodwill is generated from operational synergies and cost savings the Company expects to achieve from the combined operations and Sengenics' knowledgeable and experienced workforce. The goodwill generated was fully allocated to the Proteomics reporting segment.

The identifiable intangible assets acquired consisted of developed technology, customer relationships, and tradename. The fair values of the developed technology and customer relationships were estimated using variations of the multi-period excess earnings method, which isolates the net earnings attributable to the asset being measured. The fair value of the KREX™ trade name was estimated using the relief-from-royalty method, which determines the present value of license fees avoided by owning the trade name. The useful lives of acquired intangibles was estimated based on the period over which approximately 85% to 90% of the cumulative discounted cash flows would be realized, depending on the nature of the asset. The valuation of the intangible assets acquired, along with their estimated useful lives, is as follows (in thousands):

	Fair Value	Weighted Average Useful Life (years)
Developed technology	$ 5,800	9.0
Trade name	500	7.0
Customer relationships	100	11.0
Total intangible assets	$ 6,400	8.9

Sengenics revenue and loss from operations is not material to the Company's consolidated financial statements for any of the periods presented.

4. Revenue and Geographic Area

Disaggregation of Revenue by Product Type and Geographic Area

The following tables present the Company's revenue for the years ended December 31, 2024, 2023, and 2022, respectively, based on product type and the geographic location of customers' facilities (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Product revenue:			
Instruments	$ 28,504	$ 37,459	$ 25,664
Consumables	60,064	41,739	46,790
Total product revenue	88,568	79,198	72,454
Service revenue:			
Lab services	56,484	706	493
Field services	24,649	25,274	23,219
Total service revenue	81,133	25,980	23,712
Product and service revenue	169,701	105,178	96,166
Collaboration and other revenue	4,731	1,162	1,782
Total revenue	$ 174,432	$ 106,340	$ 97,948

	Year Ended December 31,		
	2024	2023	2022
Americas	$ 93,462	$ 46,196	$ 43,982
Europe, Middle East and Africa (EMEA)	52,319	36,201	33,136
Asia-Pacific	28,651	23,943	20,830
Total revenue	$ 174,432	$ 106,340	$ 97,948

Most of the Company's principal operations, other than manufacturing, are located in the United States. Revenue from customers in the United States represented $89.9 million, or 52%, of total revenues for the year ended December 31, 2024, $44.1 million, or 41%, of total revenues for the year ended December 31, 2023, and $41.0 million, or 42%, of total revenues for the year ended December 31, 2022. Refer to Note 16, *Segment Reporting* for additional information on revenue by reporting segment.

Revenue from customers in China represented $11.8 million, or 7%, of total revenues for the year ended December 31, 2024, 15% of total revenues for the year ended December 31, 2023, and 11% of total revenues for the year ended December 31, 2022. With the exception of China in 2024, 2023, and 2022, no foreign country or jurisdiction had revenue in excess of 10% of the Company's total revenue during the years ended December 31, 2024, 2023, and 2022.

One genomics customer accounted for 6%, 10%, and 11% of the Company's total revenue for the years ended December 31, 2024, 2023, and 2022, respectively, and 5% and 14% of outstanding net trade receivables at December 31, 2024 and 2023, respectively. No other customer represented more than 10% of the Company's total revenue for the fiscal years ended December 31, 2024, 2023, and 2022. Revenue from the Company's five largest customers represented 22% of total revenue for the year ended December 31, 2024, 24% of total revenue for the year ended December 31, 2023, and 19% of total revenue for the year ended December 31, 2022

Collaboration and License Agreements

Illumina Cambridge, Ltd.

In connection with the Merger, the Company assumed a multi-year arrangement with Illumina Cambridge, Ltd. ("Illumina"), originally entered into by SomaLogic and Illumina in December 2021 (the "Illumina Agreement"), to jointly develop and commercialize co-branded kits to combine Illumina's Next Generation Sequencing ("NGS") technology with SomaScan® technology (the "Co-Branded Kits"). Pursuant to the Illumina Agreement, SomaLogic received a non-refundable upfront payment of $30.0 million in January 2022. Subsequent to executing the Illumina Agreement, Illumina paid an additional $0.5 million to purchase the equipment, supplies and training necessary to run the SomaScan® assay at their facilities, representing a modification to the Illumina Agreement. As of the Closing Date, the Company determined that the transaction price of the Illumina Agreement was $30.5 million. Subsequent to commercialization of the Co-Branded Kits, the Company is entitled to receive $124.5 million of minimum guaranteed royalties through the term of the Illumina Agreement. No royalties were included in the Illumina transaction price as probability of commercialization had not been achieved as of the Closing Date.

Subsequent to commercialization of the Co-Branded Kits, Illumina has the right to purchase SOMAmer reagents below SSP through the remaining term of the Illumina Agreement, which will continue for approximately 8 years following commercialization. Illumina's option to purchase SOMAmer reagents below SSP for this period represents a significant material right (the "Material Right"). As of the Closing Date, the Company allocated $30.4 million of the Illumina transaction price to the Material Right, which will be recognized as revenue as Illumina purchases SOMAmer reagents post commercialization.

During the first quarter of 2024, the Company determined that commercialization of the Co-Branded Kits is probable due to the launch of an early-access program, and adjusted the transaction price to include $127.9 million of royalties expected to be received from 2025 through 2032. The Company allocated $0.4 million of the adjusted transaction price to satisfied performance obligations, and recognized that amount as revenue on a cumulative catch-up basis. The total transaction price of the Illumina Agreement as adjusted is $158.4 million. Substantially all of the transaction price is allocated to the Material Right, which the Company expects to recognize as revenue over an 8-year period from 2025 through 2032.

NEC Corporation

Additionally, in connection with the Merger, the Company assumed a joint development and commercialization agreement (the "JDCA") with NEC Solution Innovators, Ltd. ("NEC"), originally entered into by SomaLogic and NEC in March 2020, to develop and commercialize SomaScan® services in Japan. The JDCA is within the scope of ASC 808 as both companies are active participants and are exposed to significant rewards and risks dependent on commercial failure or success, and is accounted for by analogy to ASC 606.

In connection with the Merger, the Company assumed certain contract liabilities and recorded $1.8 million of deferred revenue as of the Closing Date. Under the JDCA, the Company was entitled to receive $2.0 million in exchange for research and development services, which was received in April 2024. As of December 31, 2024, deferred revenue related to the JDCA was $0.8 million, which is expected to be fully recognized by March 31, 2025.

New England Biolabs, Inc.

Also in connection with the Merger, the Company assumed a non-exclusive licensing agreement with New England Biolabs, Inc. ("NEB"), originally entered into by SomaLogic and NEB in September 2022 (the "NEB Agreement"), whereby the Company provides a license to use certain proprietary information and know-how relating to SomaLogic's aptamer technology. Under the NEB Agreement, the Company is guaranteed fixed minimum royalties of $5.0 million to be received through September 2025. No revenue related to the guaranteed fixed minimum royalties will be recognized, as all revenue related to the receivable was recognized by SomaLogic prior to the Merger. Any revenue above the guaranteed fixed minimum royalties will be recognized in the period in which the subsequent sale or usage has occurred. As of December 31, 2024, royalties receivable related to this agreement were $4.7 million, included in accounts receivable within current assets on the consolidated balance sheets.

Unfulfilled Performance Obligations

A summary of the change in deferred revenue is as follows (in thousands):

	NEC	Illumina	Other	Total
Deferred revenue at December 31, 2021	$ —	$ —	$ 17,913	$ 17,913
Recognition of revenue from beginning deferred revenue balances	—	—	(10,848)	(10,848)
Revenue deferred during the period, net of revenue recognized	—	—	7,543	7,543
Deferred revenue at December 31, 2022	—	—	14,608	14,608
Recognition of revenue from beginning deferred revenue balances	—	—	(10,565)	(10,565)
Revenue deferred during the period, net of revenue recognized	—	—	11,084	11,084
Deferred revenue at December 31, 2023	—	—	15,127	15,127
Deferred revenue assumed in business combinations	1,773	30,418	2,417	34,608
Recognition of revenue from beginning or assumed deferred revenue balances	(1,510)	(406)	(12,667)	(14,583)
Revenue deferred during the period, net of revenue recognized	500	—	10,140	10,640
Deferred revenue at December 31, 2024	$ 763	$ 30,012	$ 15,017	$ 45,792

The Company expects to recognize revenue from unfulfilled performance obligations associated with service contracts that were partially completed as of December 31, 2024 in the following periods (in thousands):

Fiscal Year	Expected Revenue [1]
2025	$ 10,763
2026	3,798
2027	1,329
Thereafter	713
Total	$ 16,603

(1) Expected revenue includes both billed amounts included in deferred revenue and unbilled amounts that are not reflected in the Company's consolidated financial statements and are subject to change if the Company's customers decide to cancel or modify their contracts. Purchase orders for instrument service contracts can generally be canceled before the service period begins.

The Company also has unsatisfied performance obligations for service contracts with an expected term of one year or less not included in the amounts above.

Long-lived Assets by Geographical Area

The Company had long-lived assets consisting of property and equipment, net of accumulated depreciation, and operating lease ROU assets, net of accumulated amortization, in the following geographic areas for each year presented (in thousands):

	December 31,	
	2024	2023
United States	$ 51,794	$ 29,646
Singapore	13,042	17,097
Canada	4,837	6,231
Other Asia-Pacific	1,101	889
EMEA	610	987
Total	$ 71,384	$ 54,850

5. Goodwill and Acquired Intangible Assets, net

The changes in the carrying value of goodwill by segment are as follows (in thousands):

	Proteomics	Genomics	Total
Balance as of December 31, 2021	$ 85,855	$ 20,524	$ 106,379
Foreign currency translation	(103)	(25)	(128)
Balance as of December 31, 2022	85,752	20,499	106,251
Foreign currency translation	46	20	66
Balance as of December 31, 2023	85,798	20,519	106,317
Acquisition of Sengenics	5,110	—	5,110
Foreign currency translation	(105)	(25)	(130)
Balance as of December 31, 2024	$ 90,803	$ 20,494	$ 111,297

Acquired intangible assets, net, consisted of the following (in thousands):

	December 31, 2024			December 31, 2023		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Developed technology	$ 142,839	$ (119,333)	$ 23,506	$ 117,354	$ (115,954)	$ 1,400
Trade name	3,250	(401)	2,849	—	—	—
Customer relationships	2,850	(251)	2,599	—	—	—
Acquired intangible assets, net	$ 148,939	$ (119,985)	$ 28,954	$ 117,354	$ (115,954)	$ 1,400

Total amortization expense of the Company's acquired intangible assets was $4.3 million, $11.2 million, and $11.5 million for the years ended December 31, 2024, 2023, and 2022, respectively. There were no indicators of impairment of long-lived assets or acquired intangible assets during the year ended December 31, 2024. During the second quarter of 2022, the Company discontinued the sale of products that utilized the developed technology acquired from InstruNor and recorded a $3.5 million impairment charge to write-off the unamortized portion of the related acquired intangible asset.

As of December 31, 2024, future expected amortization expense of acquired intangible assets, net was as follows (in thousands):

Fiscal Period	
2025	$ 3,589
2026	3,589
2027	3,589
2028	3,589
2029	3,589
Thereafter	11,009
Total	$ 28,954

6. Balance Sheet Details

Cash, Cash Equivalents and Restricted Cash

Cash, cash equivalents and restricted cash consisted of the following (in thousands):

	December 31, 2024	December 31, 2023
Cash and cash equivalents	$ 166,728	$ 51,704
Restricted cash	2,090	795
Total cash, cash equivalents and restricted cash	$ 168,818	$ 52,499

Restricted cash of $2.1 million and $0.8 million is included in other non-current assets on the consolidated balance sheets as of December 31, 2024 and 2023, respectively.

Accounts Receivable, net

Accounts receivable, net consisted of the following (in thousands):

	December 31, 2024	December 31, 2023
Trade receivables	$ 29,890	$ 19,972
Royalty receivable, current	4,725	—
Other receivables	197	—
Less: allowance for expected credit losses	(1,204)	(312)
Accounts receivable, net	$ 33,608	$ 19,660

Inventory

Inventory consisted of the following (in thousands):

	December 31, 2024	December 31, 2023
Raw materials	$ 21,304	$ 12,140
Work-in-process	28,199	282
Finished goods	9,762	8,111
Total inventory	$ 59,265	$ 20,533
Inventory, current	$ 40,737	$ 20,533
Inventory, non-current [1]	$ 18,528	$ —

(1) The value of inventory that is not expected to be used within 12 months of the balance sheet date is classified as non-current inventory on the consolidated balance sheets.

The Company recorded charges for excess and obsolete inventory of $2.5 million, $1.5 million, and $7.9 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Property and Equipment, net

Property and equipment, net consisted of the following (in thousands):

	December 31, 2024	December 31, 2023
Laboratory and manufacturing equipment	$ 60,638	$ 35,563
Leasehold improvements	17,445	13,785
Computer equipment	7,909	6,232
Internal-use software	16,870	—
Office furniture and fixtures	3,478	1,762
Property and equipment, gross	106,340	57,342
Less accumulated depreciation and amortization	(73,244)	(35,489)
Construction-in-progress	9,460	2,334
Property and equipment, net	$ 42,556	$ 24,187

Depreciation and amortization expense related to property and equipment was $12.3 million, $3.4 million, and $2.8 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Accrued Liabilities

Accrued liabilities, which are included in current liabilities on the consolidated balance sheets consisted of the following (in thousands):

	December 31, 2024	December 31, 2023
Accrued compensation and related benefits	$ 14,706	$ 12,052
Loss contingency accruals [1]	4,262	—
Accrued warranties	1,348	2,593
Accrued restructuring	1,581	825
Uninvoiced receipts	1,940	1,516
Other	6,902	4,033
Accrued liabilities	$ 30,739	$ 21,019

(1)   This amount primarily relates to a historical contingent consideration arrangement with former shareholders of SomaLogic, which remains recorded due to ongoing litigation; however, based on current assessments, the Company does not believe the loss will be realized.

Refer to Note 17, *Restructuring and Related Charges* for additional information on restructuring.

Deferred Grant Income

In September 2020, the Company executed a contract with the NIH under the NIH's Rapid Acceleration of Diagnostics program to support the expansion of the Company's production capacity for its COVID-19 test products. Under the now-completed contract, the Company received $34.0 million of funding from the NIH and used $22.2 million on capital expenditures for its Singapore manufacturing facility. The amortization of the deferred income, which is offset against depreciation, was $3.6 million, $3.6 million, and $3.5 million for the years ended December 31, 2024, 2023, and 2022, respectively. Cumulative amounts applied against depreciation expense for these assets placed in service were $11.4 million and $7.8 million as of December 31, 2024 and 2023, respectively, and the carrying values of these assets were $10.8 million and $14.4 million, respectively, as of these same dates, respectively.

The current portion of deferred grant income on the Company's consolidated balance sheets represents amounts expected to be offset against depreciation expense over the next twelve months. The non-current portion of deferred grant income includes amounts expected to be offset against depreciation expense in later periods.

7. Debt

Total carrying value of debt consists of the following (in thousands):

	December 31, 2024	December 31, 2023
Convertible notes:		
2014 Notes	$ 299	$ 569
2019 Notes, current	—	54,530
Total convertible notes, net	299	55,099
Term loan, non-current	—	3,414
Term loan, current	—	5,000
Total debt	$ 299	$ 63,513

Convertible Notes

In February 2014, the Company closed an underwritten public offering of the 2014 Notes, which will mature on February 1, 2034, unless earlier converted, redeemed or repurchased in accordance with the terms of the 2014 Notes. Holders may require the Company to repurchase all or a portion of their outstanding 2014 Notes at a repurchase price in cash equal to 100% of the principal amount of the 2014 Notes plus accrued and unpaid interest. On February 6, 2024, one holder of the 2014 Notes exercised their repurchase right available at such time, and the Company repurchased an immaterial amount of principal and accrued interest.

In November 2019, the Company issued $55.0 million aggregate principal amount of the 2019 Notes. Net proceeds from the 2019 Notes issuance of $52.7 million, after deductions for commissions and other debt issuance costs, were used to retire all but $1.1 million of the aggregate principal value of the 2014 Notes then outstanding. The 2019 Notes bore interest at 5.25% per annum and were payable semiannually on June 1 and December 1 of each year. The 2019 Notes matured on December 1, 2024 and were fully repaid by the Company.

Term Loan Facility, net

On August 2, 2021, the Company amended its revolving credit facility to, amongst other things, provide for the Term Loan Facility. As of December 31, 2023, the Term Loan Facility was fully drawn with an outstanding principal balance of $7.9 million and a carrying value of $8.4 million. The interest rate on the Term Loan Facility was the greater of 4.0% per annum or a floating per annum rate equal to the prime rate plus 0.75%. Interest on any outstanding term loan advances was due and payable monthly. In addition to the monthly interest payments, a final payment equal to 6.5% of the original principal amount of each advance was due the earlier of the maturity date or the date the advance is repaid. Principal balances were required to be repaid in 24 equal installments which began on August 1, 2023.

On March 4, 2024, the Company fully repaid all outstanding indebtedness owed pursuant to the Term Loan Facility and terminated the agreement.

Bridge Loans

On January 23, 2022, the Company entered into separate loan agreements (collectively, the "Bridge Loan Agreements") with various investors for the Bridge Loans. The Bridge Loans were fully drawn on January 24, 2022, and automatically converted into Series B Redeemable Preferred Stock upon the subsequent closing of the Private Placement Issuance on April 4, 2022 (the "Private Placement Issuance closing date").

Applying the guidance in ASC 825 Financial Instruments, the Company elected to record the Bridge Loans at their fair value using a probability-weighted expected return method for the valuation analysis of the Bridge Loans. This resulted in a $13.7 million change in fair value of the Bridge Loans from $25.0 million at inception to $38.7 million as of the Private Placement Issuance closing date, including the portion attributable to accrued interest, which is reflected as a non-operating unrealized loss on the Bridge Loans in the accompanying consolidated statements of operations for the year ended December 31, 2022.

8. Leases

The Company has operating leases for buildings, equipment and vehicles. Existing leases have remaining terms ranging from less than one year to approximately 5 years. Some leases contain options to extend the lease, usually for up to five years, along with termination options. The Company's facility lease has an expiration date of April 30, 2030 and contains an option to extend the lease, for up to five years, along with termination options. The Company is utilizing one floor (19th floor) for its corporate operations with all expense for this floor included within selling, general and administrative expense on the Company's consolidated statements of operations for the years ended December 31, 2024 and 2023.

In connection with the Merger, the Company assumed three leases for office and laboratory space, with lease terms of three to five years. One of the assumed leases expired on June 30, 2024 and has not been renewed. The remaining leases require monthly lease payments that may be subject to annual increases throughout the lease term. The remaining leases also include renewal options at the Company's election to renew or extend the leases for additional periods ranging from three to ten years.

As part of the Company's restructuring plan discussed further in Note 17, in August 2022, the Company entered into an agreement to sublease approximately 25% of its corporate headquarters space (18th floor) in South San Francisco, California for a period of 39 months, which commenced in October 2022. The Company expects to recognize $4.8 million of sublease income over the lease term. As of December 31, 2024, 12 months were remaining on the sublease. The Company expects to recognize $1.6 million of sublease income over the remaining lease term. In addition, on February 28, 2023, the Company signed a second agreement to sublease an additional 25% of its corporate headquarters (21st floor) for a period of 77 months, which commenced on December 1, 2023. The Company expects to recognize additional sublease income of $9.1 million over the lease term. At December 31, 2024, $7.7 million of sublease income is expected to be recognized over the remaining 64 months of the lease term.

Rent expense, net of sublease income, is reported within restructuring and related charges for the year ended December 31, 2024, in the consolidated statements of operations. The Company has fully vacated and is in the process of potentially subleasing an additional floor (20th floor).

Lease Costs

Lease costs for operating leases are recognized on a straight-line basis over the lease term. The total lease cost for the period, including the Company's historical leases and those assumed in connection with the Merger, was as follows (in thousands):

	Year Ended December 31,					
	2024		2023		2022	
Operating lease cost	$	9,873	$	7,995	$	7,987
Variable lease cost		5,002		3,164		2,930
Less: Sublease income		(4,304)		(2,679)		(189)
Total lease cost	$	10,571	$	8,480	$	10,728

Lease Maturities

Future minimum lease payments and sublease income as of December 31, 2024 under commenced non-cancelable operating leases are as follows (in thousands):

Fiscal Year	Minimum Lease Payments for Operating Leases		Sublease Income		Net Minimum Lease Payments for Operating Leases	
2025	$	9,717	$	(2,953)	$	6,764
2026		8,751		(1,381)		7,370
2027		7,419		(1,430)		5,989
2028		7,370		(1,480)		5,890
2029		7,613		(1,532)		6,081
Thereafter		2,611		(527)		2,084
Total future minimum payments (receipts)	$	43,481	$	(9,303)	$	34,178
Imputed interest		(10,784)				
Total operating lease liabilities		32,697				
Less: current operating lease liabilities		(6,228)				
Operating lease liabilities, non-current	$	26,469				

Supplemental Lease Information

Supplemental information related to the Company's operating leases was as follows:

	December 31, 2024		December 31, 2023	
Weighted average remaining lease term (in years)		4.7 years		5.9 years
Weighted average discount rate per annum		12.0%		11.8%
Cash paid for amounts included in the measurement of operating lease liabilities	$	9,924	$	7,931

9. Commitments and Contingencies

Other Commitments

In connection with the Illumina Agreement, SomaLogic, and now the Company, is required to engage with two contract manufacturing organizations in order to ensure manufacturing capacity. In 2023, SomaLogic contracted with Integrated DNA Technologies, Inc. ("IDT") to manufacture custom products. Under the contract manufacturing agreement with IDT, SomaLogic committed to minimum annual purchases of $2.3 million, which the Company subsumed in connection with the Merger. As the minimum contract term is three years, the total purchase commitment related to the IDT agreement is $6.9 million. In 2024, the Company contracted with LGC Genomics ("LGC") to satisfy the manufacturing capacity requirement of the Illumina Agreement. Under the LGC agreement, the

Company committed to minimum annual purchases of $1.0 million over a two-year minimum contract term, resulting in a total purchase commitment of $2.0 million. The Company placed initial orders in the fourth quarter of 2024, but does not expect to receive shipments until early 2025. As of December 31, 2024, the Company does not have additional material purchase commitments with remaining terms in excess of one year.

The Company has entered into several license and patent agreements. Under these agreements, the Company pays annual license maintenance fees, non-refundable license issuance fees, and royalties as a percentage of net sales for the sale or sublicense of products using the licensed technology. Future payments related to these license agreements have not been included in the open commitments above, as the period of time over which the future license payments will be required to be made, and the amount of such payments, are indeterminable. The Company does not expect the license payments to be material in any particular year.

Indemnification

From time to time, the Company has entered into indemnification provisions under certain of its agreements in the ordinary course of business, typically with business partners, customers and suppliers. Pursuant to these agreements, the Company may indemnify, hold harmless and agree to reimburse the indemnified parties on a case-by-case basis for losses suffered or incurred by the indemnified parties in connection with any patent or other intellectual property infringement claim by any third party with respect to the Company's products. The term of these indemnification provisions is generally perpetual from the time of the execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is typically not limited to a specific amount. In addition, the Company has entered into indemnification agreements with its officers, directors and certain other employees. With certain exceptions, these agreements provide for indemnification for related expenses including, among others, attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. To date, the Company has not yet paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

Legal Proceedings

From time to time, the Company may be subject to various legal proceedings and claims arising in the ordinary course of business. These include disputes and lawsuits related to intellectual property, mergers and acquisitions, licensing, contract law, tax, regulatory, distribution arrangements, employee relations and other matters. Periodically, the Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and a range of possible loss can be estimated, the Company accrues a liability for the estimated loss.

Stockholder Litigation

On December 12, 2023 two separate stockholder complaints were filed in the District of Delaware. The complaints asserted claims under Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder and Section 20(a) of the Exchange Act for allegedly causing the filing with the SEC on November 14, 2023 of a materially deficient registration statement on Form S-4. Among other remedies, the plaintiffs sought to enjoin a stockholder vote on the proposed Merger. These complaints were voluntarily dismissed. On December 13, 2023, a complaint was filed in the Delaware Court of Chancery against SomaLogic and certain officers and directors alleging Breach of Fiduciary Duty and Aiding and Abetting Breach of Fiduciary Duty. This complaint also sought an injunction postponing the proposed business combination between SomaLogic and the Company, which was denied by the Court on January 4, 2024. An amended complaint was filed on June 20, 2024, containing primarily the same allegations, while removing some of the defendants. The remaining defendants filed a motion to dismiss on July 5, 2024, and served an opening brief on August 19, 2024. The Plaintiffs' opposition brief is due on November 1, 2024, and the defendants' reply brief is due on December 13, 2024. No date for oral argument has been set. Litigation is inherently uncertain and there can be no assurance regarding the outcome. Whether or not any plaintiffs' claim is successful, this type of litigation may result in significant costs and divert management's attention and resources, which could adversely affect the operation of our business.

Between October 24, 2023 and January 3, 2024, SomaLogic received 18 letters from purported stockholders demanding that SomaLogic allow the inspection of its books and records and/or make corrective disclosures to its registration statement. The Company has resolved fee disputes with all but two stockholder's counsel.

In February 2024, the Company settled previously outstanding litigation with a former stockholder of SomaLogic, whereby the Company relinquished 422,048 shares of the Company's common stock that were subject to vesting conditions.

In May 2024, the Company settled previously outstanding litigation with former stockholders of SomaLogic for $6.2 million consisting of the repurchase of approximately 1.84 million shares of the Company's common stock from the stockholders at the market price of $2.40 per share, and a cash payment of $1.8 million. The Company recognized a litigation loss of $0.6 million during the year ended December 31, 2024.

On June 4, 2024, the Company received a demand pursuant to Section 220 of the Delaware General Corporation Law from a stockholder to inspect the Company's books and records relating to the prior conversion of the Company's Series B Redeemable Preferred Stock. The Company has responded to the demand and has produced documents.

Additional lawsuits against us and certain of our officers or directors may be filed in the future. If additional similar complaints are filed, absent new or different allegations that are material, we will not necessarily announce such additional filings.

In the normal course of business, the Company is from time to time involved in legal proceedings or potential legal proceedings, including matters involving employment, intellectual property, or others. Although the results of litigation and claims cannot be predicted with certainty, management currently believes that the final outcome of any currently pending matters would not have a material adverse effect on our business, operating results, financial condition, or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

Legal proceedings are subject to uncertainties, and the outcomes are difficult to predict. Because of such uncertainties, accruals are based only on the best information available at the time. As additional information becomes available, the Company continues to reassess the potential liability related to pending claims and litigation and may revise estimates.

Other Contingencies

Following the Merger, the Company is responsible for SomaLogic's liabilities and obligations, including with respect to legal, financial, regulatory, and compliance matters. These liabilities and obligations will result in additional cost and expense by the Company and, if the Company has underestimated the amount of these costs and expenses or if the Company fails to satisfy any such liabilities or obligations, the Company may not realize the anticipated benefits of the Merger and there may be an adverse impact on the Company because of defense and settlement costs, diversion of management resources, and other factors. Further, it is possible that there may be unknown, contingent or other liabilities, obligations or other problems that may arise in the future, the existence and/or magnitude of which the Company was previously unaware. Any such liabilities, obligations or other problems could have an adverse effect on the company's business, financial condition, results of operations or cash flows. With respect to these additional matters, the Company is not able to estimate the possible loss or range of losses that could be incurred.

10. Fair Value of Financial Instruments

Fair Value of Financial Instruments

The following tables summarize the Company's assets and liabilities measured at fair value on a recurring basis within the fair value hierarchy as of December 31, 2024 (in thousands):

		Fair Value Measurements At Reporting Date Using		
	Total	**Quoted Prices in Active Markets For Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Assets:				
Cash equivalents—money market funds	$ 141,942	$ 141,942	$ —	$ —
Cash equivalents—U.S. treasury securities	2,990	—	2,990	—
Short-term investments—U.S. treasury securities	126,146	—	126,146	—
Total assets measured at fair value	$ 271,078	$ 141,942	$ 129,136	$ —
Liabilities:				
Warrant liabilities	$ 274	$ —	$ —	$ 274
Contingent consideration	5,600	—	—	5,600
Total liabilities measured at fair value	$ 5,874	$ —	$ —	$ 5,874

The following tables summarize the Company's assets and liabilities measured at fair value on a recurring basis within the fair value hierarchy as of December 31, 2023 (in thousands):

| | | | Fair Value Measurements At Reporting Date Using | | |
| | | | Quoted Prices in Active Markets For Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
		Total			
Assets:					
Cash equivalents—money market funds		$ 35,385	$ 35,385	$ —	$ —
Short-term investments—U.S. treasury securities		63,191	—	63,191	—
Total assets measured at fair value		$ 98,576	$ 35,385	$ 63,191	$ —

There were no transfers within the hierarchy and no changes in the valuation techniques used during the year ended December 31, 2024.

The following table summarizes available-for-sale-securities (in thousands):

| | | | As of December 31, 2024 | | |
	Maturity (in years)	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Assets:					
Cash equivalents—money market funds		$ 141,942	$ —	$ —	$ 141,942
Cash equivalents—U.S. treasury securities		2,989	1	—	2,990
Short-term investments—U.S. treasury securities	1 or less	125,975	171	—	126,146
Total assets measured at fair value		$ 270,906	$ 172	$ —	$ 271,078

| | | | As of December 31, 2023 | | |
	Maturity (in years)	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Assets:					
Cash equivalents—money market funds		$ 35,385	$ —	$ —	$ 35,385
Short-term investments—U.S. treasury securities	1 or less	63,169	22	—	63,191
Total assets measured at fair value		$ 98,554	$ 22	$ —	$ 98,576

As of December 31, 2024, none of the available-for-sale securities held have been in an unrealized loss position for greater than 12 months. The Company does not intend to sell these investments and it is not likely that the Company will be required to sell these investments before recovery of their amortized cost basis. No allowance for credit losses was recorded.

Liabilities Measured at Fair Value on a Recurring Basis

The following table presents information about the Company's Level 3 liabilities that are measured at fair value on a recurring basis:

	Warrant Liabilities	Contingent Consideration
Balance at December 31, 2023	$ —	$ —
Fair value of warrant liabilities assumed in connection with the Merger	906	—
Fair value of contingent consideration recorded in connection with the acquisition of Sengenics	—	5,600
Change in fair value	(632)	—
Balance at December 31, 2024	$ 274	$ 5,600

Warrant liabilities

The Warrants were valued using Level 2 inputs as of the Closing Date as the Public Warrants were actively traded at that date. Therefore, the Company had directly observable prices for identical instruments as of the Closing Date. Following the Closing Date, and as of December 31, 2024, the Public Warrants were no longer publicly traded (see Note 2), so the Warrants were valued using a binomial lattice model (a special case of the income approach), using the following Level 3 inputs:

	December 31, 2024	January 5, 2024
Volatility	75.0%	70.2%
Risk-free rate	4.18%	4.20%
Warrant term	1.7	2.7

The following table summarizes amounts transferred into Level 3 of the fair value hierarchy during the year ended December 31, 2024:

	Year Ended December 31,			
	2024		2023	
Beginning balance	$	—	$	—
Transfer in		906		—
Unrealized gain		(632)		—
Ending balance	$	274	$	—
Amount of unrealized gain for the period included in income relating to liabilities at the end of the reporting period	$	(632)	$	—

Contingent consideration

The contingent consideration was valued using a Monte Carlo simulation as of November 21, 2024 and December 31, 2024, using the following Level 3 inputs:

	December 31, 2024	November 21, 2024
Revenue volatility	15%	15%
Risk-free rate	4.30%	4.30%
Expected Term	3.5	3.6

11. Mezzanine Equity

Series B Redeemable Preferred Stock

On January 23, 2022, the Company entered into separate Series B Convertible Preferred Stock Purchase Agreements (collectively, the "Purchase Agreements") with Casdin Private Growth Equity Fund II, L.P. and Casdin Partners Master Fund, L.P. (together, "Casdin"), and Viking Global Opportunities Illiquid Investments Sub Master LP and Viking Global Opportunities Drawdown LP (together, Viking, and together with Casdin, the "Lenders"), whereby the Company issued and sold an aggregate of $225.0 million of convertible preferred stock, consisting of: (i) 112,500 shares of the Company's Series B-1 Convertible Preferred Stock, par value $0.001 per share (the "Series B-1 Preferred Stock"), at a purchase price of $1,000 per share; and (ii) 112,500 shares of the Company's Series B-2 Convertible Preferred Stock, par value $0.001 per share (the "Series B-2 Preferred Stock", and together with the Series B-1 Preferred Stock, the "Series B Preferred Stock" or the "Series B Redeemable Preferred Stock") at a purchase price of $1,000 per share (together with the issuance of shares of Series B Preferred Stock in connection with the conversion of the Bridge Loans, the "Private Placement Issuance"). On the Private Placement Issuance closing date, 225,000 shares of Series B Preferred Stock were issued in accordance with the Purchase Agreements and the Bridge Loans converted into 30,559 shares of Series B Preferred Stock, for a total of 255,559 shares of Series B Preferred Stock. The Company recorded the Series B Preferred Stock as mezzanine equity at its fair value upon issuance, net of any issuance costs, on the consolidated balance sheets as it has features, such as change of control and liquidation preference, which are outside of the Company's control.

The Purchase Agreements were accounted for as forward sales contracts at fair value in accordance with the authoritative accounting guidance as the Series B Preferred Stock included certain contingent redemption features that created an obligation for the Company to repurchase its shares. The fair value of the payable portion of the forward sales contracts was determined using a Monte Carlo Simulation, which relies on significant assumptions regarding the estimated yield and term of the Series B Preferred Stock.

On March 18, 2024, the Company entered into an exchange agreement (the "Exchange Agreement") with Casdin and Viking (together, the "Investors"). Pursuant to the Exchange Agreement, the Investors exchanged (the "Exchange") an aggregate of (i) 127,780 shares of Series B-1 Preferred Stock and (ii) 127,779 shares of Series B-2 Preferred Stock, representing all of the outstanding shares of Series B Preferred Stock, for an aggregate of 92,930,553 shares of the Company's common stock. The Exchange was completed on March 18, 2024. Following the closing of the Exchange, no shares of Series B Preferred Stock remained outstanding, and the Company had no amounts recorded in mezzanine equity.

On June 18, 2024, the Company filed a registration statement on Form S-3 (File No. 333-280321), which became effective on June 27, 2024, registering the resale of 105,116,628 shares of common stock, including the shares of common stock which were issued upon conversion of the Series B Preferred Stock in the Exchange.

The Exchange was considered to be an induced conversion of preferred stock as the Investors received a lower conversion price, and were issued more shares of common stock than provided under the original terms of the Purchase Agreements entered into with the Investors. The $46.0 million difference between the fair value of the inducement and the carrying value of the Series B Preferred Stock was recognized to the Company's accumulated deficit during the year ended December 31, 2024.

12. Shareholders' Equity (Deficit)

2024 Stock Repurchase Program

On February 6, 2024, the Board of Directors authorized a share repurchase program (the "2024 Share Repurchase Program") pursuant to which the Company may repurchase up to $50.0 million of shares of its common stock in the open market, in one or more Rule 10b5-1 trading plans, or in negotiated transactions through March 1, 2026. The repurchases are contingent upon favorable market and business conditions and are funded by cash on hand. The program does not obligate the Company to acquire any specific number of shares. During the year ended December 31, 2024, the Company repurchased 15,448,533 shares of its common stock for an aggregate of $40.5 million under the 2024 Share Repurchase Program.

Common Shares Reserved

As of December 31, 2024, the Company had reserved shares of common stock for future issuance under equity compensation plans as follows (in thousands):

	Securities To Be Issued Upon Exercise Of Options	Securities To Be Issued Upon Release Of Restricted Stock	Number Of Remaining Securities Available For Future Issuance
2022 Inducement Equity Incentive Plan	7,195	890	457
2011 Equity Incentive Plan	7,604	11,759	23,640
2017 Inducement Award Plan	59	—	2
2017 Employee Stock Purchase Plan	—	—	1,064
SomaLogic Plans	24,355	740	—
Total common stock reserved for future issuance	39,213	13,389	25,163

13. Stock-based Compensation

Equity Compensation Plans

2011 Equity Incentive Plan

In January 2011, the Board of Directors adopted the 2011 Equity Incentive Plan ("2011 Plan") under which incentive stock options, non-statutory stock options, RSUs, stock appreciation rights, PSUs, and performance shares may be granted to its employees, directors, and consultants. The 2011 Plan has been subsequently amended to, among other things, increase the shares of common stock available for issuance thereunder over time.

2022 Inducement Equity Incentive Plan

In April 2022, the Board of Directors adopted the 2022 Inducement Plan and reserved 9.5 million shares of common stock for the issuance of equity-based awards, including non-statutory stock options, RSUs, restricted stock, stock appreciation rights, performance shares and PSUs. In accordance with Nasdaq listing rules, equity awards issued under the 2022 Inducement Plan are restricted to individuals who are not already employees or directors of the Company. The terms and conditions of the 2022 Inducement Plan are substantially similar to those of the 2011 Plan.

The Board of Directors sets the terms, conditions, and restrictions related to the grant of stock options, RSUs and performance-based awards under its stock-based plans, as well as employee participation in the ESPP. The Board of Directors determines the number of awards to grant and also sets vesting criteria. In general, RSUs vest on a quarterly basis over a period of four years from the date of grant at a rate of 25% on the first anniversary of the grant date and ratably each quarter over the remaining 12 quarters, or ratably over 16 quarters, subject to the employees' continued employment. The Company may grant RSUs with different vesting terms from time to time. Stock options granted under the Company's 2022 Inducement Plan and 2011 Plan have a term of no more than ten years from the date of grant and an exercise price of at least 100% of the fair market value of the underlying common stock on the date of grant. Generally, options vest at a rate of either 25% on the first anniversary of the option grant date and ratably each month over the remaining period of 36 months, or ratably each month over 48 months. The Company may grant options with different vesting terms from time to time. For performance-based share awards, the Board of Directors sets the performance objectives and other vesting provisions in determining the number of shares or value of performance units and performance shares that will be paid out. Such payout will be a function of the extent to which performance objectives or other vesting provisions have been achieved.

Upon completion of the Merger, the Company assumed SomaLogic's stock incentive plans. In addition, all outstanding options to purchase SomaLogic Common Stock and all restricted stock units in respect of shares of SomaLogic Common Stock that were outstanding immediately prior to the completion of the Merger were automatically adjusted by the exchange ratio of 1.11 and converted into an equity award of the same type covering shares of the Company's common stock, on the same terms and conditions (including any continuing vesting requirements), under the applicable Company plan and award agreement in effect immediately prior to the completion of the Merger.

During the year ended December 31, 2024, the Company recorded $6.2 million of stock-based compensation expense due to the acceleration of awards for certain SomaLogic executives in connection with the Merger.

Restricted Stock Units

	Number of Units (in thousands)	Weighted-Average Grant Date Fair Value per Unit
Balance at December 31, 2023	6,933	$ 2.46
Assumed through acquisition	2,970	2.00
Granted	10,850	2.20
Vested	(5,332)	2.29
Forfeited	(2,032)	2.28
Balance at December 31, 2024	13,389	$ 2.24

As of December 31, 2024, the unrecognized stock-based compensation expense related to outstanding unvested RSUs under the Company's equity incentive plans was $25.3 million. The Company expects to recognize the expense over a weighted-average period of 2.9 years.

Stock Options

	Number of Options (in thousands)	Weighted-Average Exercise Price per Option	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value [1] (in thousands)
Balance at December 31, 2023	9,294	$ 3.62	8.5	
Assumed through acquisition	28,184	4.80		
Granted	6,697	2.50		
Exercised	(715)	2.07		
Cancelled	(4,247)	3.88		
Balance at December 31, 2024	39,213	$ 4.28	5.9	$ 2.75
Vested at December 31, 2024	28,594	$ 4.76	5.0	$ 2.75
Unvested options at December 31, 2024	10,619	$ 3.10	8.6	$ —

---

(1)   Aggregate intrinsic value as of December 31, 2024 was calculated as the difference between the closing price per share of the Company's common stock on The Nasdaq Global Select Market on December 31, 2024, which was $1.75, and the exercise price of the options, multiplied by the number of in-the-money options.

The total intrinsic value of options exercised was $0.6 million during the year ended December 31, 2024, and was immaterial during the years ended December 31, 2023 and 2022. The total intrinsic value of options vested was immaterial during the year ended December 31, 2024, and was $0.1 million and zero during the years ended December 31, 2023 and 2022, respectively. As of December 31, 2024, the unrecognized stock-based compensation expense related to outstanding unvested options under the Company's equity incentive plans was $19.3 million. The Company expects to recognize the expense over a weighted-average period of 2.3 years.

The weighted average assumptions used to estimate the fair value of options granted were as follows:

	Year Ended December 31,		
	2024	2023	2022
Stock options			
Weighted average expected volatility	89.0%	97.1%	91.8%
Weighted average expected term	6.6 years	4.7 years	4.3 years
Weighted average risk-free interest rate	4.4%	3.9%	2.6%
Dividend yield	—	—	—
Weighted-average fair value per share	$ 1.96	$ 1.49	$ 2.21

Expected Term—The expected term of options granted represents the period of time that the options are expected to be outstanding and is derived by analyzing historical exercise behavior.

Expected Volatility—The estimated volatility was based on the historical volatility of the common stock of the Company.

Risk-Free Interest Rate—The risk-free interest rate is the implied yield in effect at the time of the option grant based on U.S. Treasury securities with contract maturities similar to the expected term of the Company's stock options.

Dividend Rate—The Company has not paid any cash dividends on common stock since inception and does not anticipate paying any dividends in the foreseeable future. Consequently, an expected dividend yield of zero was used.

Performance-based Awards

In July 2023, the Company granted performance-based restricted stock units to certain executive officers that would vest based upon the achievement of specified revenue and EBITDA targets for the twelve months ended December 31, 2023, and the executive's continued employment with the Company. Stock-based compensation expense is being recognized over the requisite service period, as it is deemed probable the Company will satisfy the performance measures. Certain of the specified revenue and EBITDA targets were met and the PSUs vested and were released from restriction in April 2024.

Activity under the performance-based awards was as follows:

	Number of Units (in thousands)		Weighted-Average Grant Date Fair Value per Unit
Balance at December 31, 2023	309	$	2.42
PSU granted	100		2.25
Performance adjustment	(26)		2.42
PSU released	(383)		2.38
Balance at December 31, 2024	—	$	—

Stock-based Compensation Expense

Stock-based compensation expense is reported in the Company's consolidated statements of operations as follows (in thousands):

	Year Ended December 31,					
	2024		2023		2022	
Cost of product revenue	$	732	$	652	$	511
Cost of services revenue		648		159		81
Cost of collaboration and other revenue		3		—		—
Research and development expense		5,827		1,671		2,481
Selling, general and administrative expense		24,522		10,641		11,807
Total stock-based compensation expense	$	31,732	$	13,123	$	14,880

14. Net Loss Per Share

The Company's basic and diluted net loss per share is calculated by dividing net loss less any redemption or induced conversion on the Series B Preferred Stock by the weighted-average number of shares of common stock outstanding for the period. RSUs, PSUs, options to purchase the Company's common stock, restricted stock, ESPP shares pending issuance, Series B Preferred Stock and Convertible Notes are considered to be potentially dilutive common shares but have been excluded from the calculation of diluted net loss per share as their effect is anti-dilutive for all periods presented.

As described above, on March 18, 2024, the Company consummated the Exchange in which all outstanding Series B Preferred Stock were exchanged for an aggregate of 92,930,553 shares of the Company's common stock. This transaction was determined to be an induced conversion due a reduction in the original conversion price. The excess of the fair value of the common stock issued over the fair value of shares issuable under original terms represents an in-substance distribution to the Investors, and was included as a reduction to the numerator in calculating earnings per share.

Computation of net loss per share for the years ended December 31, 2024, 2023, and 2022, was as follows (in thousands, except per share data):

	Year Ended December 31,					
	2024		2023		2022	
Numerator:						
Net loss from operations	$	(138,885)	$	(74,656)	$	(190,098)
Induced conversion of redeemable preferred stock		(46,014)		—		—
Net loss attributable to common stockholders	$	(184,899)	$	(74,656)	$	(190,098)
Denominator:						
Weighted-average shares outstanding during the period		353,245		79,160		78,305
Net loss per share attributable to common stockholders, basic and diluted	$	(0.52)	$	(0.94)	$	(2.43)

The following potentially dilutive common shares were excluded from the computations of diluted net loss per share for the periods presented because including them would have been anti-dilutive (in thousands):

| | Year Ended December 31, | | |
	2024	2023	2022
RSUs, PSUs, stock options, restricted shares and ESPP shares	52,602	16,740	15,752
Series B Preferred Stock	—	75,164	75,164
2019 Notes	—	18,966	18,966
2014 Notes	5	10	10
Warrants	11,692	—	—
Total	64,299	110,880	109,892

15. Income Taxes

The Company' loss before income taxes consists of the following (in thousands):

| | Year Ended December 31, | | |
	2024	2023	2022
Domestic	$ (110,938)	$ (40,587)	$ (174,041)
International	(27,374)	(33,617)	(18,887)
Loss before income taxes	$ (138,312)	$ (74,204)	$ (192,928)

Significant components of the Company's benefit (expense) from income taxes are as follows (in thousands):

| | Year Ended December 31, | | |
	2024	2023	2022
Current:			
Federal	$ —	$ —	$ —
State	(233)	(197)	(87)
Foreign	(103)	(373)	(405)
Total current tax expense	(336)	(570)	(492)
Deferred:			
Federal	—	—	—
State	—	—	—
Foreign	(237)	118	3,322
Total deferred benefit	(237)	118	3,322
Total benefit (expense) from income taxes	$ (573)	$ (452)	$ 2,830

Reconciliation of income taxes at the statutory rate to the benefit (expense) from income taxes recorded in the statements of operations is as follows:

| | Year Ended December 31, | | |
	2024	2023	2022
Tax benefit at federal statutory rate	21.0%	21.0%	21.0%
State tax expense, net of federal benefit	2.4	1.3	0.8
Foreign tax expense	0.0	8.1	0.8
Change in valuation allowance	(8.2)	(21.9)	17.1
Federal R&D credit	0.8	0.2	0.2
Unrecognized tax benefit	1.0	—	0.9
Non-deductible interest/premium	—	—	(0.3)
Bargain purchase gain	3.8	—	—
Non-deductible loss on Forward Sale of Preferred Stock and Bridge Loans	—	—	(8.0)
R&D tax credits expiring unutilized	(11.5)	—	(5.2)
NOL carryforwards expiring unutilized	(4.1)	(5.5)	(22.8)
Transaction costs	(1.6)	(1.5)	—
Executive stock-based compensation	(2.3)	(2.6)	(0.8)
Return to provision	(0.5)	2.5	—
Other, net	(1.2)	(2.0)	(2.2)
Effective tax rate	(0.4)%	(0.4)%	1.5%

Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

| | Year Ended December 31, | |
	2024	2023
Deferred tax assets:		
Net operating loss carryforward	$ 242,050	$ 96,242
Reserves and accruals	14,672	3,152
Depreciation and amortization	3,354	564
Capitalized R&D costs	25,138	5,962
Tax credit carryforwards	17,216	15,463
Stock-based compensation	7,801	1,143
Right-of-use lease liabilities	7,749	7,782
Total gross deferred tax assets	317,980	130,308
Valuation allowance on deferred tax assets	(304,382)	(124,124)
Total deferred tax assets, net of valuation allowance	13,598	6,184
Deferred tax liabilities:		
Fixed assets and intangibles	(7,740)	(54)
Right-of-use assets	(6,801)	(6,836)
Total deferred tax liabilities	(14,541)	(6,890)
Net deferred tax liability	$ (943)	$ (706)
Deferred tax liability per balance sheet	$ (1,081)	$ (841)
Less deferred tax assets included in other long-term assets	138	135
Net deferred tax liability	$ (943)	$ (706)

Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by Section 382 of the Internal Revenue Code of 1986, as amended, and similar state provisions. The Company is in the process of updating its Section 382 Study through December 31, 2024, and anticipates that an ownership change occurred on March 18, 2024 due to the change in the public group of shareholders. The Company is anticipating that as a result of this ownership change, a portion of the Company's net operating loss carryforwards and its R&D credits will expire unutilized. Subsequent ownership changes may further affect the limitation in future years.

The Company establishes a valuation allowance for deferred tax assets if the Company determines it is more likely than not the related tax benefit will not be realized. The Company relies on several factors when assessing the realizability of deferred tax assets, including historical financial results, the Company's ability to recover net operating loss carry-forwards, the projected future operating results, and the Company's ability to use tax planning strategies.

The valuation allowances of $304.4 million and $124.1 million as of December 31, 2024 and 2023, respectively, primarily relate to temporary tax differences, net operating losses and research and development credits generated in the current and prior years. The Company believes it is more likely than not that U.S. federal and state, Canada and Netherlands deferred tax assets relating to temporary differences, net operating losses and research and development credits are not realizable. As such, full valuation allowances have been applied against the deferred tax assets relating to jurisdictions of the U.S. federal and state, Canada, the Netherlands, and Malaysia.

A reconciliation of the beginning and ending amounts of the valuation allowance for the years ended December 31, 2024, 2023 and 2022, is as follows (in thousands):

	Valuation Allowance
December 31, 2021	$ 141,087
Charges to earnings	—
Charges to other accounts	(33,194)
December 31, 2022	107,893
Charges to earnings	—
Charges to other accounts	16,231
December 31, 2023	124,124
Charges to earnings	—
Charges to other accounts	180,258
December 31, 2024	$ 304,382

As of December 31, 2024, the Company had net operating loss carryforwards for U.S. federal income tax purposes of $947.8 million, and U.S. federal research and development tax credits of $1.6 million, which begin expiring in 2044. As of December 31, 2024, the Company had net operating loss carryforwards for state income tax purposes of $666.3 million, which expire in the year beginning 2025, and California research and development tax credits of $14.2 million, which do not expire. As of December 31, 2024, we had foreign net loss carryforwards of $50.6 million, which will begin to expire in 2028, and Canada investment tax credit carryforwards of $7.4 million, which begin to expire in 2036.

The aggregate changes in the balance of the Company's gross unrecognized tax benefits during 2024, 2023, and 2022, were as follows (in thousands):

December 31, 2021	$ 8,515
Increases in balances related to tax positions during a prior period	154
Increases in balances related to tax positions taken during current period	—
Decreases in balances related to tax positions during a prior period	(1,697)
December 31, 2022	6,972
Increases in balances related to tax positions during a prior period	105
Decreases in balances related to tax positions taken during current period	(138)
December 31, 2023	6,939
Increases in balances related to tax positions during a prior period	—
Increases in balances related to tax positions taken during current period	2,682
Decreases in balances related to tax positions during a prior period	(357)
December 31, 2024	$ 9,264

As of December 31, 2024, there were no unrecognized tax benefits that, if recognized, would reduce the Company's effective tax rate. The Company does not anticipate that existing unrecognized tax benefits will significantly increase or decrease within the next 12 months.

Accrued interest and penalties related to unrecognized tax benefits was included in the income tax provision. The amount was immaterial as of December 31, 2024, 2023, and 2022.

The Company files income tax returns in the United States, its various states, and in certain foreign jurisdictions. As a consequence of having operating loss carryforwards, all tax years are open to federal and state examination in the United States. The Company is currently under examination by the Canada Revenue Agency (CRA) for 2022 and 2023. As of December 31, 2024, tax years from 2019 are open to examination in various foreign countries.

16. Segment Reporting

The Company operates in two reportable segments: proteomics and genomics. Each segment is identified by its unique portfolio of products. Proteomics includes instruments, consumables, software, and services based upon technologies used in the identification of proteins. Genomics includes instruments, consumables, software, and services based upon technologies used in the identification of genes (DNA, RNA) and their functions.

During the first quarter of 2024, the CODM began using operating income to assess segment performance and make resource allocation decisions. Each segment's operating income is calculated by subtracting direct expenses, including cost of revenues and segment-specific operating expenses, from revenues. Corporate expenses, restructuring and related charges, transaction and integration expenses, interest, and income taxes are excluded from each segment's results, consistent with how our CODM evaluates segment performance.

The Company does not prepare or report segmented balance sheet information as the CODM does not use the information to assess segment operating performance. The segments adhere to the same accounting policies as the Company as a whole.

The Company's business segment information was as follows (in thousands):

	Year Ended December 31,					
		2024		2023		2022
Proteomics segment:						
Revenue	$	135,789	$	63,883	$	52,502
Cost of revenue		73,992		37,644		32,461
Operating expenses		123,692		47,647		47,429
Proteomics loss from operations	$	(61,895)	$	(21,408)	$	(27,388)
Genomics segment:						
Revenue	$	38,643	$	42,457	$	45,446
Cost of revenue:		16,178		18,246		28,436
Operating expenses		19,267		24,317		42,622
Genomics income (loss) from operations	$	3,198	$	(106)	$	(25,612)
Total segment loss from operations	$	(58,697)	$	(21,514)	$	(53,000)
Reconciliation of income (loss) from operations:						
Corporate expenses		76,060		41,525		49,616
Restructuring and related charges		12,500		7,076		9,732
Transaction and integration expenses		27,979		6,485		3,857
Total loss from operations	$	(175,236)	$	(76,600)	$	(116,205)
Depreciation and amortization:						
Proteomics	$	9,198	$	12,072	$	12,223
Genomics		1,486		601		230

17. Restructuring and Related Charges

In April 2024, following a strategic review of the combined business after completion of the Merger, the Company announced a workforce reduction plan (the "Strategic Reorganization") to reduce operating costs and focus on long-term growth opportunities. Under this Strategic Reorganization, the Company reduced its workforce by approximately 10% of its total workforce, with the majority of these employees separating by July 2024. Employees who were impacted by the Strategic Reorganization were eligible to receive severance and other benefits contingent upon an impacted employee's execution of a separation agreement. Certain impacted employees were covered by employment agreements or existing severance plans that provided termination benefits.

One-time termination benefits were recorded pursuant to ASC 420, *Exit or Disposal Cost Obligations*, while termination benefits under ongoing benefit arrangement were recorded pursuant to ASC 712, *Compensation - Nonretirement Postemployment Benefits*.

The Company recognized restructuring charges of approximately $12.5 million during the year ended December 31, 2024, related to a restructuring plan implemented after the Merger to integrate operations and realize synergies.

For the years ended December 31, 2023 and 2022, the Company recognized restructuring and related charges of $7.1 million and $9.7 million, respectively, related to a restructuring plan implemented in 2022 to improve the Company's operational efficiency.

The Company also continues to recognize ongoing restructuring charges from its restructuring plans for facility-related costs, which will continue through the termination of the facility leases.

The following table summarizes the change in the Company's restructuring and other related liabilities for the years ended December 31, 2024, 2023, and 2022 (in thousands):

	Severance and other employee-related benefits[1]	Facility Costs	Other[2]	Total
Balance at December 31, 2021	$ —	$ —	$ —	$ —
Restructuring and related charges	5,849	2,885	998	9,732
Cash payments	(1,835)	(2,885)	(979)	(5,699)
Balance at December 31, 2022	4,014	—	19	4,033
Restructuring and related charges	2,379	4,160	537	7,076
Cash payments	(5,568)	(4,160)	(556)	(10,284)
Balance at December 31, 2023	825	—	—	825
Restructuring and related charges	8,988	2,779	733	12,500
Cash payments	(8,232)	(2,779)	(733)	(11,744)
Balance at December 31, 2024	$ 1,581	$ —	$ —	$ 1,581

(1)   Restructuring liabilities are recorded in accrued liabilities on the consolidated balance sheets. Substantially all severance and other employee-related benefits related to ongoing benefit arrangements and were recorded pursuant to ASC 712.
(2)   Other restructuring liabilities are comprised mainly of sublease commissions and are recorded in other accrued liabilities on the consolidated balance sheets.

The Company's restructuring and related charges by segment and corporate were as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Restructuring:			
Proteomics	$ —	$ 1,010	$ 1,363
Genomics	—	714	1,273
Corporate expenses	12,500	5,352	7,096
Total restructuring and related charges	$ 12,500	$ 7,076	$ 9,732

18. Related Parties

In connection with the Merger, Eli Casdin, a member of the Company's Board of Directors and the Company's principal stockholder, and the former principal stockholder of SomaLogic, was issued 3,807 shares of common stock, 3,807 RSUs vesting in equal annual installments beginning on March 17, 2024, and 144,088 options in exchange for his shares of SomaLogic Common Stock and SomaLogic equity awards. In addition, Casdin Partners Master Fund, L.P. and Casdin Private Growth Equity Fund, L.P. received 11,246,525 and 2,744,219 shares of common stock, respectively, in exchange for their shares of SomaLogic Common Stock, which shares may be deemed to be indirectly beneficially owned by Mr. Casdin. Additionally, in connection with the Merger, Warrants held by CMLS Holdings II LLC ("CMLS LLC") converted into the right to receive, upon exercise of such warrants, 4,824,802 shares of the Company's common stock and CMLS LLC also received 7,548,000 shares of common stock in exchange for its SomaLogic Common Stock, all of which may be deemed to be indirectly beneficially owned by Mr. Casdin. In total, Mr. Casdin may be deemed to have beneficially received 26,515,248 shares of common stock in the Merger, including the shares of the Company's common stock issuable upon the vesting of RSUs and exercise of options and warrants.

On March 18, 2024, Casdin and its affiliates entered into the Exchange Agreement with the Company whereby all of the outstanding shares of the Series B-1 Preferred Stock held by Casdin and its affiliates were converted into an aggregate of 46,465,458 shares of the Company's common stock.

19. 401(k) Plan

The Company sponsors 401(k) savings plans for its employees in the United States that stipulates that eligible employees may elect to contribute to the plan, subject to certain limitations, up to the lesser of 100% of eligible compensation or the maximum amount allowed by the U.S. Internal Revenue Service. Employer matching contributions to the 401(k) plan were $0.8 million, $0.5 million, and $0.6 million for the years ended December 31, 2024, 2023, and 2022, respectively.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2024. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of December 31, 2024, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management assessed our internal control over financial reporting as of December 31, 2024. Management based its assessment on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Management has excluded SomaLogic, Inc. from its assessment of internal control over financial reporting as of December 31, 2024, because it was acquired in a business combination during 2024. SomaLogic, Inc. is a wholly-owned subsidiary whose total assets and total revenues represent approximately 51% and 47%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2024.

PricewaterhouseCoopers LLP has audited the effectiveness of the company's internal control over financial reporting as of December 31, 2024, as stated in its report dated March 10, 2025, which is included herein.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the three months ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on the Effectiveness of Controls

Control systems, no matter how well conceived and operated, are designed to provide a reasonable, but not an absolute, level of assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Because of the inherent limitations in any control system, misstatements due to error or fraud may occur and not be detected.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURES REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information called for by this item will be set forth in our proxy statement for the 2025 annual meeting of stockholders (the "Proxy Statement") to be filed with the SEC within 120 days of the fiscal year ended December 31, 2024, under the headings "Management and Corporate Governance," "Delinquent Section 16(a) Reports" and "Code of Ethics and Conduct" and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item will be set forth in our Proxy Statement under the headings "Executive Officer and Director Compensation," "Compensation Discussion and Analysis," "Management and Corporate Governance—Compensation (Human Capital) Committee Interlocks and Insider Participation," "Compensation (Human Capital) Committee Report" and "Risks Related to Compensation Practices and Policies" and is incorporated herein by reference. The section titled "Pay Versus Performance" in the Proxy Statement is not incorporated by reference herein.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information, if any, required by this item will be set forth in our Proxy Statement under the headings "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information, if any, required by this item will be set forth in our Proxy Statement under the headings "Certain Relationships and Related Person Transactions" and "Management and Corporate Governance" and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item will be set forth in our Proxy Statement under the heading "Ratification of Appointment of Independent Registered Public Accounting Firm" and is incorporated herein by reference.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

1.   **Financial Statements.** See "Index to Consolidated Financial Statements" in Part II, Item 8 of this Annual Report.

2.   **Financial Statement schedule.** N/A.

3.   **Exhibits.** The exhibits listed in the accompanying Index to Exhibits are filed herewith or are incorporated by reference to exhibits previously filed with the U.S. Securities and Exchange Commission.

ITEM 16. FORM 10-K SUMMARY

None.

INDEX TO EXHIBITS

Exhibit Number	Description	Incorporated by Reference From Form	File Number	Incorporated by Reference From Exhibit Number	Date Filed
2.1††	Agreement and Plan of Merger, dated January 28, 2014, by and among DVS Sciences, Inc., Standard BioTools Inc. (formerly Fluidigm Corporation), Dawid Merger Sub, Inc. and Shareholder Representative Services LLC.	8-K	001-34180	2.1	1/29/2014
2.2††	Merger Agreement, dated as of March 28, 2021, as amended by the First Amendment thereto dated as of May 12, 2021 and the Second Amendment thereto dated as of July 15, 2021, by and among SomaLogic, Inc. (CM Life Sciences II, Inc.), S-Craft Merger Sub, Inc., and SomaLogic Operating Co., Inc. (formerly SomaLogic, Inc.).	S-4/A	333-256127	2.1	8/5/2021
2.3†	Agreement and Plan of Merger, dated as of July 25, 2022, by and among SomaLogic, Inc., Panther Merger Subsidiary I, LLC, Panther Merger Subsidiary I, LLC, Palamedrix, Inc., and Securityholder Representative Services LLC.	8-K	001-40090	2.1	7/27/2022
2.4††	Agreement and Plan of Merger, dated as of October 4, 2023, by and among Standard BioTools Inc., SomaLogic, Inc., and Martis Merger Sub, Inc.	8-K	001-34180	2.1	10/4/2023
3.1	Eighth Amended and Restated Certificate of Incorporation of Standard BioTools Inc. (formerly Fluidigm Corporation).	10-K	001-34180	3.1	3/28/2011
3.2	Amended and Restated Bylaws of Standard BioTools Inc. (formerly Fluidigm Corporation).	S-8	333-264086	4.8	4/1/2022
3.3	Certificate of Amendment to the Eighth Amended and Restated Certificate of Incorporation of Standard BioTools Inc. (formerly Fluidigm Corporation).	S-8	333-264086	4.3	4/1/2022
3.4	Second Certificate of Amendment to the Eighth Amended and Restated Certificate of Incorporation of Standard BioTools Inc.	8-K	001-34180	3.1	1/5/2024
3.5	Certificate of Designations of Rights, Preferences and Privileges of Series B-1 Convertible Preferred Stock.	8-K	001-34180	3.6	4/5/2022
3.6	Certificate of Designations of Rights, Preferences and Privileges of Series B-2 Convertible Preferred Stock.	8-K	001-34180	3.7	4/5/2022
3.7	Certificate of Elimination of Series B-1 Convertible Preferred Stock.	8-K	001-34180	3.1	3/18/2024
3.8	Certificate of Elimination of Series B-2 Convertible Preferred Stock.	8-K	001-34180	3.2	3/18/2024
4.1	Specimen Stock Certificate of Standard BioTools Inc.	S-8	333-264086	4.1	4/1/2022
4.2	Description of Securities.	Filed herewith			
4.3	Indenture, dated February 4, 2014, by and between Standard BioTools Inc. (formerly Fluidigm Corporation) and U.S. Bank National Association.	8-K	001-34180	4.1	2/4/2014

Exhibit Number	Description	Incorporated by Reference From Form	File Number	Incorporated by Reference From Exhibit Number	Date Filed
4.4	First Supplemental Indenture, dated February 4, 2014, by and between Standard BioTools Inc. (formerly Fluidigm Corporation) and U.S. Bank National Association.	8-K	001-34180	4.2	2/4/2014
4.5	Form of Global Note (included in Exhibit 4.4).	8-K	001-34180	4.3	2/4/2014
4.6	Indenture, dated November 22, 2019, by and between Standard BioTools Inc. (formerly Fluidigm Corporation) and U.S. Bank National Association.	8-K	001-34180	4.1	11/22/2019
4.7	Form of 5.25% Convertible Senior Note due 2024 (included in Exhibit 4.6).	8-K	001-34180	4.2	11/22/2019
4.8	Warrant Agreement, dated as of February 22, 2021, by and between SomaLogic, Inc. (formerly CM Life Sciences II Inc.) and Continental Stock Transfer & Trust Company.	8-K	001-40090	10.1	2/26/2021
4.9	Form of SomaLogic, Inc. Subscription Agreement.	8-K	001-40090	10.1	3/29/2021
10.1#	Form of Indemnification Agreement entered into by and between Standard BioTools Inc. (formerly Fluidigm Corporation) and certain of its officers and directors.	S-1/A	333-170965	10.1	1/28/2011
10.2#	Form of Indemnification Agreement entered into by and between Standard BioTools Inc. and certain of its officers and directors.	10-K	001-40090	10.2	3/1/2024
10.3	Lease, dated as of March 20, 2019, by and between AP3-SF3 CT North, LLC and Standard BioTools Inc. (formerly Fluidigm Corporation).	10-Q	001-34180	10.1	5/7/2019
10.4	First Amendment to Lease, dated as of April 26, 2019, by and between AP3-SF3 CT North, LLC and Standard BioTools Inc. (formerly Fluidigm Corporation).	10-Q	001-34180	10.2	5/7/2019
10.5	Second Amendment to Lease, dated as of February 25, 2020, by and between AP3-SF3 CT North, LLC and Standard BioTools Inc. (formerly Fluidigm Corporation).	10-K	001-34180	10.2B	2/25/2021
10.6†	Office Lease, dated as of August 17, 2015, by and among Rodick Equities Inc., Standard BioTools Canada Inc. (formerly Fluidigm Canada Inc.), and Standard BioTools Inc. (formerly Fluidigm Corporation).	10-Q	001-34180	10.1	11/9/2015
10.7	Tenancy for Flatted Factory Space, dated as of July 27, 2005, by and between JTC Corporation and Standard BioTools Singapore Pte. Ltd. (formerly Fluidigm Singapore Pte. Ltd.).	S-1	333-170965	10.20	12/3/2010
10.8	Offer of Tenancy for Facility Lease, dated as of October 14, 2013, by and between Standard BioTools Singapore Pte. Ltd. (formerly Fluidigm Singapore Pte. Ltd.) and SBC Institutional Trust Services (Singapore) Limited, as Trustee of Ascendas Real Estate Investment Trust.	10-K	001-34180	10.21	3/12/2014
10.9	Offer of Tenancy for Lease of Additional Space, dated as of April 2, 2015, by and between Standard BioTools Singapore Pte. Ltd. (formerly Fluidigm Singapore Pte. Ltd.) and HSBC Institutional Trust Services (Singapore) Limited, as Trustee of Ascendas Real Estate Investment Trust.	10-Q	001-34180	10.1	8/10/2015

Exhibit Number	Description	Incorporated by Reference From Form	File Number	Incorporated by Reference From Exhibit Number	Date Filed
10.10	Lease Agreement, dated as of November 19, 2020, by and between Standard BioTools Singapore Pte. Ltd. (formerly Fluidigm Singapore Pte. Ltd.) and HSBC Institutional Trust Services (Singapore) Limited as Trustee of Ascendas Real Estate Investment Trust.	10-Q	001-34180	10.2	8/6/2021
10.11	Lease Agreement, dated as of June 8, 2021, by and between Standard BioTools Singapore Pte. Ltd. (formerly Fluidigm Singapore Pte. Ltd.) and HSBC Institutional Trust Services (Singapore) Limited as Trustee of Ascendas Real Estate Investment Trust.	10-Q	001-34180	10.3	8/6/2021
10.12	Lease Agreement, dated as of December 13, 2021, by and between Standard BioTools Singapore Pte. Ltd. (formerly Fluidigm Singapore Pte. Ltd.) and HSBC Institutional Trust Services (Singapore) Limited as Trustee of Ascendas Real Estate Investment Trust.	10-K	001-34180	10.5D	3/8/2022
10.13	Sublease, dated as of August 30, 2022, by and between Standard BioTools Inc. and CIRC Bio, Inc.	10-Q	001-34180	10.1	11/9/2022
10.14	Sublease, dated as of February 28, 2023, by and between Standard BioTools Inc. and First Databank, Inc.	10-Q	001-34180	10.1	5/9/2023
10.15††	Lease Agreement, dated February 10, 2022, by and between SomaLogic Operating Co., Inc. and Louisville 1 Industrial Owner, LLC.	8-K	001-40090	10.1	2/16/2022
10.16††	Lease Agreement, dated February 10, 2022, by and between SomaLogic Operative Co., Inc. and Louisville 2 Industrial Owner, LLC.	8-K	001-40090	10.2	2/16/2022
10.17†	Second Amended and Restated License Agreement, dated as of May 1, 2004, by and between California Institute of Technology and Standard BioTools Inc. (formerly Fluidigm Corporation).	10-Q	001-34180	10.2	11/9/2020
10.18†	First Addendum to Second Amended and Restated License Agreement, dated as of March 29, 2007, by and between California Institute of Technology and Standard BioTools Inc. (formerly Fluidigm Corporation).	10-Q	001-34180	10.2A	11/9/2020
10.19†	Co-Exclusive License Agreement, dated as of October 15, 2000, by and between President and Fellows of Harvard College and Standard BioTools Inc. (formerly Mycometrix Corporation).	10-Q	001-34180	10.3	11/9/2020
10.20†	First Amendment to Co-Exclusive License Agreement, dated as of October 15, 2000, by and between President and Fellows of Harvard College and Standard BioTools Inc. (formerly Mycometrix Corporation).	10-Q	001-34180	10.3A	11/9/2020
10.21†	Co-Exclusive License Agreement, dated as of October 15, 2000, by and between President and Fellows of Harvard College and Standard BioTools Inc. (formerly Mycometrix Corporation).	10-Q	001-34180	10.4	11/9/2020

Exhibit Number	Description	Incorporated by Reference From Form	File Number	Incorporated by Reference From Exhibit Number	Date Filed
10.22†	Co-Exclusive License Agreement, dated as of October 15, 2000, by and between President and Fellows of Harvard College and Standard BioTools Inc. (formerly Mycometrix Corporation).	10-Q	001-34180	10.5	11/9/2020
10.23†	Letter Agreement, dated as of December 22, 2004, by and between President and Fellows of Harvard College and Standard BioTools Inc. (formerly Fluidigm Corporation).	10-Q	001-34180	10.6	11/9/2020
10.24	Purchase Agreement, dated as of November 20, 2019, by and between Standard BioTools Inc. (formerly Fluidigm Corporation) and Barclays Capital Inc., as representative of the several initial purchasers named in Schedule I thereto.	8-K	001-34180	10.1	11/22/2019
10.25†	Solicitation/Contract/Order for Commercial Items, dated as of July 30, 2020, by and between Standard BioTools Inc. (formerly Fluidigm Corporation) and National Institutes of Health, as amended on September 28, 2020.	10-Q	001-34180	10.1	11/9/2020
10.26†	Amendment of Solicitation/Modification of Contract, dated as of May 10, 2021, by and between Standard BioTools Inc. (formerly Fluidigm Corporation) and the National Institutes of Health.	10-Q	001-34180	10.1	8/6/2021
10.27†	Amendment of Solicitation/Modification of Contract, dated as of September 29, 2021, by and between Standard BioTools Inc. (formerly Fluidigm Corporation) and the National Institutes of Health.	10-Q	001-34180	10.1	11/9/2021
10.28	Private Placement Warrants Purchase Agreement, dated February 22, 2021, by and among SomaLogic, Inc. (formerly CM Life Sciences II Inc.), CMLS Holdings LLC and certain directors (and/or entities controlled by them) named in Exhibit A thereto.	8-K	001-40090	10.4	2/26/2021
10.29	Registration Rights Agreement, dated as of January 23, 2022, by and between Standard BioTools Inc. (formerly Fluidigm Corporation), Casdin Private Growth Equity Fund II, L.P., Casdin Partners Master Fund, L.P., Viking Global Opportunities Illiquid Investments Sub-Master LP, and Viking Global Opportunities Drawdown (Aggregator) LP.	8-K	001-34180	10.5	1/24/2022
10.30	SomaLogic, Inc. (formerly CM Life Sciences II Inc.) Form of Amended and Restated Registration Rights Agreement.	8-K	001-40090	10.6	3/29/2021
10.31#	Standard BioTools Inc. (formerly Fluidigm Corporation) Executive Bonus Plan.	10-Q	001-34180	10.25	3/28/2011
10.32#	Form of Amended and Restated Employment and Severance Agreement entered into by and between Standard BioTools Inc. (formerly Fluidigm Corporation) and each of its executive officers.	8-K	001-34180	10.14	12/11/2012
10.33#	Standard BioTools Inc. (formerly Fluidigm Corporation) Form of Retention Letter.	8-K	001-34180	10.10	1/24/2022
10.34#	Michael Egholm Offer Letter.	8-K	001-34180	10.7	1/24/2022
10.35#	Alex Kim Offer Letter.	8-K	001-34180	10.9	1/24/2022

Exhibit Number	Description	Incorporated by Reference From Form	File Number	Incorporated by Reference From Exhibit Number	Date Filed
10.36#	Sean Mackay Offer Letter.	Filed Herewith			
10.37#	Standard BioTools Inc. (formerly Fluidigm Corporation) 2020 Change of Control and Severance Plan.	10-Q	001-34180	10.5	8/7/2020
10.38#	Standard BioTools Inc. 2023 Change of Control and Severance Plan.	8-K	001-34180	10.1	7/28/2023
10.39#	Standard BioTools Inc. 2023 Change of Control and Severance Plan Participation Agreement, dated as of July 27, 2023, by and between Standard BioTools Inc. and Michael Egholm, Ph.D.	8-K	001-34180	10.2	7/28/2023
10.40#	2024 Change of Control and Severance Plan and Participation Agreement.	8-K	001-34180	10.1	8/30/2024
10.41#	Standard BioTools Inc. (formerly Fluidigm Corporation) 2009 Equity Incentive Plan, as amended.	S-1	333-170965	10.3	12/3/2010
10.42#	Standard BioTools Inc. (formerly Fluidigm Corporation) 2009 Equity Incentive Plan Forms of Agreements.	S-1	333-170965	10.3A	12/3/2010
10.43#	Amendments to the Standard BioTools Inc. 2011 Equity Incentive Plan, the Standard BioTools Inc. (formerly Fluidigm Corporation) 2009 Equity Incentive Plan and the Standard BioTools Inc. (formerly DVS Sciences, Inc.) 2010 Equity Incentive Plan.	8-K	001-34180	10.2	8/2/2017
10.44#	Standard BioTools Inc. Amended and Restated 2011 Equity Incentive Plan.	8-K	001-34180	10.1	1/5/2024
10.45#	Standard BioTools Inc. (formerly Fluidigm Corporation) 2011 Equity Incentive Plan Forms of Agreements for U.S. Participants.	SC TO-I	005-86635	(d)(2)	8/23/2017
10.46#	Rules of the Standard BioTools Inc. (formerly Fluidigm Corporation) 2011 Equity Incentive Plan for Restricted Stock Unit Awards Granted to French Participants.	SC TO-I	005-86635	(d)(3)	8/23/2017
10.47#	Rules of the Standard BioTools Inc. (formerly Fluidigm Corporation) 2011 Equity Incentive Plan for Options Granted to French Participants.	SC TO-I	005-86635	(d)(4)	8/23/2017
10.48#	UK Sub-Plan to the Standard BioTools Inc. (formerly Fluidigm Corporation) 2011 Equity Incentive Plan.	SC TO-I	005-86635	(d)(5)	8/23/20217
10.49#	Standard BioTools Inc. (formerly Fluidigm Corporation) 2011 Equity Incentive Plan Form of Restricted Stock Unit Agreement for Non-U.S. Participants.	SC TO-I	005-86635	(d)(6)	8/23/2017
10.50#	Standard BioTools Inc. (formerly Fluidigm Corporation) 2011 Equity Incentive Plan Form of Stock Option Agreement for Non-U.S. Participants.	SC TO-I	005-86635	(d)(7)	8/23/2017
10.51#	Standard BioTools Inc. 2011 Equity Incentive Plan Form of PSU Award Agreement.	8-K	001-34180	10.3	7/28/2023
10.52#	Standard BioTools Inc. (formerly Fluidigm Corporation) 2017 Inducement Award Plan and Form of Agreements.	8-K	001-34180	10.1	1/11/2017

Exhibit Number	Description	Incorporated by Reference From Form	File Number	Incorporated by Reference From Exhibit Number	Date Filed
10.53#	Standard BioTools Inc. (formerly Fluidigm Corporation) Amended and Restated 2017 Employee Stock Purchase Plan.	8-K	001-34180	10.1	6/24/2020
10.54#	Standard BioTools Inc. 2022 Inducement Equity Incentive Plan.	S-8	333-264086	4.9	4/1/2022
10.55#	Standard BioTools Inc. 2022 Inducement Equity Incentive Plan Form of Notice of Stock Option Grant and Stock Option Agreement.	S-8	333-264086	99.1	4/1/2022
10.56#	Standard BioTools Inc. 2022 Inducement Equity Incentive Plan Form of Notice of Restricted Stock Unit Grant and Restricted Stock Unit Agreement.	S-8	333-264086	99.2	4/1/2022
10.57#	SomaLogic, Inc. 2009 Equity Incentive Plan.	S-4	333-256127	10.7	5/14/2021
10.58#	Form of Non-Statutory Stock Option Agreement under the SomaLogic, Inc. 2009 Equity Incentive Plan.	S-4	333-256127	10.8	5/14/2021
10.59#	Form of Incentive Stock Option Agreement under the SomaLogic, Inc. 2009 Equity Incentive Plan.	S-4	333-256127	10.9	5/14/2021
10.60#	SomaLogic, Inc. 2017 Equity Incentive Plan.	S-4	333-256127	10.10	5/14/2021
10.61#	Form of Option Agreement (Incentive Stock Option or Non-statutory Stock Option) under the SomaLogic, Inc. 2017 Equity Incentive Plan.	S-4	333-256127	10.11	5/14/2021
10.62#	SomaLogic, Inc. 2021 Omnibus Incentive Plan.	S-4/A	333-256127	10.1	8/5/2021
10.63#	SomaLogic, Inc. Employee Stock Purchase Plan.	S-4/A	333-256127	10.2	8/5/2021
10.64#	Form of Stock Appreciation Rights Agreement pursuant to the SomaLogic, Inc. 2021 Omnibus Incentive Plan.	S-4/A	333-256127	10.3	6/5/2021
10.65#	Form of Incentive Stock Option Award Agreement under the SomaLogic, Inc. 2021 Omnibus Incentive Plan.	S-4/A	333-256127	10.4	6/5/2021
10.66#	Form of Restricted Stock Unit Award Agreement under the SomaLogic, Inc. 2021 Omnibus Incentive Plan.	S-4/A	333-256127	10.5	6/5/2021
10.67#	Form of Restricted Stock Award Agreement under the SomaLogic, Inc. 2021 Omnibus Incentive Plan.	S-4/A	333-256127	10.6	6/5/2021
10.68#	Form of Non-Qualified Stock Option Award Agreement under the SomaLogic, Inc. 2021 Omnibus Incentive Plan.	S-4/A	333-256127	10.7	6/5/2021
10.69	Third Amendment to Collaboration Agreement, dated September 21, 2023, by and among SomaLogic, Inc., Illumina Cambridge, Ltd., and Illumina, Inc.	10-Q	001-40090	10.1	11/8/2023
10.70	Second Amendment to Collaboration Agreement, dated June 15, 2023, by and among SomaLogic, Inc., Illumina Cambridge, Ltd., and Illumina Inc.	10-Q	001-40090	10.4	8/14/2023
10.71	First Amendment to Collaboration Agreement, dated November 14, 2022, by and among SomaLogic, Inc., Illumina Cambridge, Ltd. and Illumina, Inc.	10-K	001-39796	10.38	3/28/2023

Exhibit Number	Description	Incorporated by Reference From Form	File Number	Incorporated by Reference From Exhibit Number	Date Filed
10.72†	Collaboration Agreement, dated December 31, 2021, by and among SomaLogic, Inc., Illumina Cambridge, Ltd. and Illumina, Inc.	10-K	001-40090	10.36	3/29/2022
10.73	Second Amendment to Supply Agreement, dated April 11, 2023, by and between SomaLogic, Inc. and Agilent Technologies, Inc.	10-Q	001-40090	10.1	8/14/2023
10.74†	Supply Agreement, dated April 8, 2019, by and between SomaLogic, Inc. and Agilent Technologies, Inc., as amended by that certain First Amendment to Supply Agreement, dated October 1, 2021, by and between SomaLogic, Inc. and Agilent Technologies, Inc.	10-K	001-40090	10.34	3/29/2022
10.75#	Standard BioTools Inc. Nonemployee Director Compensation Policy.	10-K/A	001-40090	10.96	4/26/2024
10.76	Exchange Agreement, dated March 18, 2024, by and between Standard BioTools Inc. and Casdin Private Growth Equity Fund II, L.P., Casdin Partners Master Fund, L.P., Viking Global Opportunities Illiquid Investments Sub-Master LP and Viking Global Opportunities Drawdown (Aggregator) LP.	8-K	001-40090	10.1	3/18/2024
19.1	Standard BioTools Inc. Insider Trading Policy	Filed herewith			
21.1	Subsidiaries of Standard BioTools Inc.	Filed herewith			
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.	Filed herewith			
24.1	Power of Attorney (contained in the signature page to this Form 10-K).	Filed herewith			
31.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of Chief Executive Officer.	Filed herewith			
31.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of Chief Financial Officer.	Filed herewith			
32.1~	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of Chief Executive Officer.	Filed herewith			
32.2~	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of Chief Financial Officer.	Filed herewith			
97.1#	Standard BioTools Inc. Clawback Policy.	10-K	001-40090	97.1	3/1/2024
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.	Filed herewith			
101.SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbases Document	Filed herewith			

Exhibit Number	Description	Incorporated by Reference From Form	File Number	Incorporated by Reference From Exhibit Number	Date Filed
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)	Filed herewith			

\# Management contracts or compensation plans or arrangements in which directors or executive officers are eligible to participate.

† Portions of this exhibit have been redacted in compliance with Regulation S-K Item 601(b)(10)(iv) or pursuant to an order granted by the Securities and Exchange Commission for confidential treatment.

†† The schedules and exhibits to this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K.

~ In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release No. 33-8238 and 34-47986, Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Annual Report on Form 10-K and will not be deemed "filed" for purposes of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filings under the Securities Act or the Exchange Act, except to the extent that Standard BioTools Inc. specifically incorporates it by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STANDARD BIOTOOLS INC.

Dated: March 10, 2025

By: _____ /s/ Michael Egholm, Ph.D. _____
Michael Egholm, Ph.D.
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael Egholm, Ph.D., and Alex Kim, jointly and severally, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this Form 10-K, and any amendments thereof, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/Michael Egholm, Ph.D. **Michael Egholm, Ph.D.**	President and Chief Executive Officer (Principal Executive Officer); Director	March 10, 2025
/s/Alex Kim **Alex Kim**	Chief Financial Officer (Principal Financial and Accounting Officer)	March 10, 2025
/s/ Tom Carey **Tom Carey**	Chairman of the Board of Directors	March 10, 2025
/s/ Fenel M. Eloi **Fenel M. Eloi**	Director	March 10, 2025
/s/ Eli Casdin **Eli Casdin**	Director	March 10, 2025
/s/ Kathy Hibbs **Kathy Hibbs**	Director	March 10, 2025
/s/ Troy Cox **Troy Cox**	Director	March 10, 2025
/s/ Frank Witney, Ph.D. **Frank Witney, Ph.D.**	Director	March 10, 2025



Standard BioTools Inc.
2 Tower Place, Suite 2000
South San Francisco, California 94080